As filed with the Securities and Exchange Commission on January 17, 2006
No. 333-130902

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SeaBright Insurance Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6331	56-2393241
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2101 4th Avenue, Suite 1600
Seattle, WA 98121
(206) 269-8500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
John G. Pasqualetto
Chairman, President and Chief Executive Officer
SeaBright Insurance Holdings, Inc.
2101 4th Avenue, Suite 1600
Seattle, WA 98121
(206) 269-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

James S. Rowe, Esq. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000	J. Brett Pritchard, Esq. Lord, Bissell & Brook LLP 115 South LaSalle Street Chicago, Illinois 60603 (312) 443-0700
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Share	Offering Price	Registration Fee

Common Stock, par value $0.01 per share	6,900,000(1)	$16.63(2)	$114,747,000(2)	$12,278(2)

Common Stock, par value, $0.01 per share	460,000(3)	$16.13(4)	$7,419,800(4)	$794(4)

Total	7,360,000(5)	—	$122,166,800	$13,072(6)

(1)	Includes 900,000 shares of common stock that may be purchased by the underwriters under an option to purchase additional shares at the public offering price less the underwriters’ discount.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average high and low prices of the Registrant’s common stock on December 30, 2005, as reported by the Nasdaq National Market.

(3)	Includes 60,000 shares of common stock that may be purchased by the underwriters under an option to purchase additional shares at the public offering price less the underwriters’ discount.

(4)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average high and low prices of the Registrant’s common stock on January 13, 2006, as reported by the Nasdaq National Market.

(5)	Includes an aggregate total of 960,000 shares of common stock that may be purchased by the underwriters under an option to purchase additional shares at the public offering price less the underwriters’ discount.

(6)	$12,278 was previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted, or would require registration or qualification under the securities laws of the jurisdiction.

SUBJECT TO COMPLETION, DATED JANUARY 17, 2006
6,400,000 Shares
Common Stock

        This is an offering of our common stock. Of the 6,400,000 shares offered hereby, 3,400,000 shares are being sold by us and 3,000,000 shares are being sold by the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of the shares by the selling stockholders.
      Our common stock is traded on the Nasdaq National Market under the symbol “SEAB.” On January 13, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $16.32 per share.
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying our common stock.

	Underwriting Discounts		Proceeds to Selling
Public Offering Price	and Commissions	Proceeds to Issuer	Stockholders

Per Share	$	$	$
Total	$	$	$
      To the extent that the underwriters sell more than 6,400,000 shares of common stock, we and the selling stockholders have granted the underwriters a 30-day option to purchase up to 960,000 additional shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2006.

Friedman Billings Ramsey	Piper Jaffray

Keefe, Bruyette & Woods	Cochran, Caronia & Co.
The date of this prospectus is                     , 2006.

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the “Risk Factors” and “Note on Forward-Looking Statements” sections and our consolidated financial statements and the notes to those financial statements before making an investment decision.
Overview
      We are a specialty provider of multi-jurisdictional workers’ compensation insurance. Traditional providers of workers’ compensation insurance provide coverage to employers under one or more state workers’ compensation laws, which prescribe benefits that employers are obligated to provide to their employees who are injured arising out of or in the course of employment. We focus on employers with complex workers’ compensation exposures, and provide coverage under multiple state and federal acts, applicable common law or negotiated agreements. We also provide traditional state act coverage in select markets.
      We seek to develop niche products for market segments of the workers’ compensation industry that we believe are underserved. We believe this approach provides us with the best opportunity to achieve targeted, risk-adjusted returns through industry pricing cycles. We focus on select classes of policyholders that have complex and hazardous exposures that generally do not fit the traditional underwriting criteria of most insurers.
      We are able to profitably offer these products as a result of our highly-specialized underwriting, loss control and claims management expertise. We consider all of our customers on an individual basis and we conduct financial evaluations, loss exposure analyses and review of management safety controls to respond to distinctive risk characteristics. Competition in our niche markets tends to focus less on price and more on availability, service and other value-based considerations.
      We currently provide workers’ compensation insurance to customers in the following three targeted markets: maritime, alternative dispute resolution, sometimes referred to in this prospectus as ADR, and state act.

•	Maritime. We focus on employers with complex coverage needs over land, shore and navigable waters. This involves underwriting liability exposures subject to various state and federal statutes and applicable maritime common law. Our customers in this market are engaged primarily in ship building and repair, pier and marine construction and stevedoring. These customers generated $21.0 million, or 16.1%, of our direct premiums written during the nine months ended September 30, 2005.

•	Alternative Dispute Resolution. We provide customized solutions to employers who are party to collectively bargained workers’ compensation agreements that provide for settlement of claims out of court in a negotiated process. This product currently is focused on the needs of the construction industry in California. We believe we are a leading provider of this product. As awareness of this product by unions and employers increases over time, we expect to have substantial opportunities for growth in states that have passed enabling legislation. These customers generated $38.6 million, or 29.6%, of our direct premiums written during the nine months ended September 30, 2005.

•	State Act. We underwrite coverage for benefits that employers are obligated to pay specifically under state workers’ compensation laws. We primarily target states such as Hawaii and Alaska, and select employer classes within other states, such as the construction industry in California and the oil and gas industry in Texas, that we believe are underserved. These customers generated $70.8 million, or 54.3%, of our direct premiums written during the nine months ended September 30, 2005.

Our History
      In 1999, our senior management assumed responsibility for the business of our predecessor, Eagle Pacific Insurance Company and Pacific Eagle Insurance Company, which we collectively refer to as Eagle or the Eagle entities. Eagle began writing specialty workers’ compensation insurance in the maritime sector almost 20 years ago and was acquired in July 1998 by Lumbermens Mutual Casualty Company, or LMC, and other affiliates of the Kemper Insurance Companies. We believe the growth of our predecessor’s business was limited due to rating downgrades at LMC.
      We were formed in 2003 by members of our current management and entities affiliated with Summit Partners, a leading private equity and venture capital firm, for the purpose of completing a management-led buyout that closed on September 30, 2003, which we refer to as the Acquisition. The Acquisition gave us renewal rights to an existing portfolio of business, representing a valuable asset given the renewal nature of our business, and a fully-operational infrastructure that would have taken many years to develop.
      These renewal rights gave us access to Eagle’s customer lists and the right to seek to renew Eagle’s continuing insurance contracts that had in-force premiums of $93.6 million as of September 30, 2003. In-force premiums refers to our current annual gross premiums written for all customers that have active or unexpired policies, excluding premiums received from the Washington USL&H Assigned Risk Plan, and represents premiums from our total customer base. The fully-operational infrastructure included experienced Eagle employees with specialized underwriting, pricing and claims expertise, a number of valuable broker and customer relationships, a variety of systems, PointSure, a wholesale broker and third-party claims administrator, and workers’ compensation licenses in 43 states and the District of Columbia including certification with the United States Department of Labor.
      Since the completion of the Acquisition, our insurance company subsidiary has been rated “A-” (Excellent) from A.M. Best Company, which is the fourth highest of its 15 rating levels. A.M. Best ratings reflect A.M. Best’s opinion of an insurance company’s operating performance and ability to meet its obligations to policyholders and are an important factor in establishing the competitive position of insurance companies.
      On January 26, 2005, we completed our initial public offering of common stock. Our initial public offering generated net proceeds of $80.8 million, substantially all of which we contributed to the capital of our insurance subsidiary to support the growth of our business.
      For the two-year period beginning September 30, 2003 through September 30, 2005, our in-force premiums have increased approximately 87% to $174.9 million. For the nine months ended September 30, 2005, we had gross premiums written of $140.5 million and net income of $12.0 million. Our gross premiums written refers to our direct premiums written plus assumed premiums. Our direct premiums written refers to all premiums billed by us during a specified policy period. Our direct premiums written referenced in this prospectus excludes approximately $3.9 million of premiums through September 30, 2005 that we received from the Washington USL&H Assigned Risk Plan. Assumed premiums are premiums that we have received from another company under a reinsurance agreement or from an authorized state mandated pool.

      The following table shows selected quarterly operating history for our business following the Acquisition:

	Three Months Ended

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2005	2005	2005	2004	2004	2004	2004	2003

	(Unaudited)
	(in thousands)
Gross premiums written	$39,527	$56,707	$44,304	$49,585	$22,486	$39,924	$23,686	$22,154
Net premiums written	33,444	50,152	39,041	43,107	19,876	35,835	20,797	19,395

Premiums earned	40,719	39,645	29,159	29,758	24,038	15,651	8,513	3,134
Net investment income	2,132	1,796	1,299	831	693	497	448	313
Net income (loss)	5,067	4,216	2,708	3,191	2,695	967	354	(202)

Cash and investments	252,186	238,909	204,978	113,940	105,041	96,665	64,089	56,889
Total stockholders’ equity	149,661	146,855	139,630	58,370	55,319	51,338	46,416	45,605

Net loss ratio(1)	65.3%	66.3%	67.5%	61.2%	67.1%	67.6%	68.3%	75.3%
Net underwriting ratio(2)	19.7%	21.7%	21.7%	24.5%	17.3%	22.1%	25.4%	39.2%

Net combined ratio(3)	85.0%	88.0%	89.2%	85.7%	84.4%	89.7%	93.7%	114.5%

Book value per share(4)	$9.12	$8.95	$8.51	$7.50	$7.11	$6.60	$6.64	$6.53

(1)	The net loss ratio is calculated by dividing loss and loss adjustment expenses for the calendar year less claims service income by the current year’s net premiums earned.
(2)	The net underwriting expense ratio is calculated by dividing net underwriting expenses less other service income by the current year’s net premiums earned.
(3)	The net combined ratio is the sum of the net loss ratio and the net underwriting expense ratio.
(4)	Book value per share is calculated by dividing stockholders’ equity at the date indicated by the number of shares of common stock outstanding (or, prior to our initial public offering in January 2005, the common stock equivalent of preferred stock outstanding on an as-converted basis) at that date.
Competitive Strengths
      We believe we enjoy the following competitive strengths:

•	Niche Product Offering. Our specialized workers’ compensation insurance products in maritime, alternative dispute resolution and selected state act markets enable us to address the needs of underserved markets. Our management team and staff have extensive experience serving the specific and complex needs of these customers.

•	Specialized Underwriting Expertise. We identify individual risks with complex workers’ compensation needs, such as multi-jurisdictional coverage, and negotiate customized coverage plans to meet those needs. Our underwriters average over 16 years of experience underwriting workers’ compensation coverage. Our specialized underwriting expertise enables us to align our interests with those of our insureds by encouraging the insured to bear a portion of the losses sustained under the policy. Approximately 32% of our direct premiums written for the nine months ended September 30, 2005 came from such arrangements. We achieved a net loss ratio of 66% for the nine months ended September 30, 2005.

•	Focus on Larger Accounts. We target a relatively small number of larger, more safety-conscious employers (businesses with 50 to 400 employees) within our niche markets. We had 428 customers, with an average estimated annual premium size of approximately $409,000 at September 30, 2005. We believe this focus, together with our specialized underwriting expertise, increases the profitability of our book of business primarily because the more extensive loss history of larger customers enables us to better predict future losses, allowing us to price our policies more accurately. In addition, larger customers tend to purchase policies whose premiums vary based on loss experience, and therefore have aligned interests with us. Our focus on larger accounts also enables us to provide individualized attention to our customers, which we believe leads to higher satisfaction and long-term loyalty.

•	Proactive Loss Control and Claims Management. We consult with employers on workplace safety, accident and illness prevention and safety awareness training. We also offer employers medical and disability management tools that help injured employees return to work more quickly. These tools include access to a national network of physicians, case management nurses and a national discount pharmacy benefit program. Our strong focus on proven claims management practices helps to minimize attorney involvement and to expedite the settlement of valid claims. In addition, our branch office network affords us extensive local knowledge of claims and legal environments, further enhancing our ability to achieve favorable results on claims. As of September 30, 2005, approximately 96% of our total claims were handled in-house as opposed to being handled by third-party administrators. Our claims managers and claims examiners are highly experienced, with an average of over 18 years in the workers’ compensation insurance industry.

•	Acquired Book of Business Without Associated Liabilities. In the Acquisition, we acquired renewal rights with respect to policies written by the Eagle entities; we did not acquire any in-force Eagle policies or historical liabilities associated with those policies. Although we did not write our first policy until October 2003, we were able to create an established book of business comprised primarily of policies with customers with whom we had long-standing relationships and whose operations and claims histories we knew well.

•	Experienced Management Team. The members of our senior management team, consisting of John G. Pasqualetto, Richard J. Gergasko, Joseph S. De Vita, Richard W. Seelinger, Marc B. Miller, M.D., D. Drue Wax and Jeffrey C. Wanamaker, average over 24 years of insurance industry experience, and over 19 years of workers’ compensation insurance experience.

•	Strong Distribution Network. We market our products through independent brokers and through PointSure Insurance Services, Inc., or PointSure, our in-house wholesale broker and third party administrator. This two-tiered distribution system provides us with flexibility in originating premiums and managing our commission expense. PointSure produced approximately 27% of our direct premiums written and 20% of our customers in the nine months ended September 30, 2005. We are highly selective in establishing relationships with independent brokers. As of September 30, 2005, we had appointed 108 independent brokers to represent our products. In addition, we negotiate commissions for the placement of all risks that we underwrite, either through independent brokers or through PointSure. For the nine months ended September 30, 2005, our ratio of commission expense to net premiums earned was 6%, excluding business assumed from the National Council on Compensation Insurance, Inc., or NCCI, residual market pool.
Strategy
      We plan to pursue profitable growth and favorable returns on equity through the following strategies:

•	Expand Territorially. We believe our experience with maritime coverage issues in the states in which we now operate can be readily applied to other areas of the country that we do not currently serve. Nine states have enabling legislation for collectively bargained alternative dispute resolution that is similar to the ADR legislation in California. We plan to expand our business by writing policies in several more of the 43 states in which we are licensed to do business. In 2005, we opened offices in Chicago and Tampa to facilitate our expansion plans into the Great Lakes and the Southeast Coastal regions. We also plan to expand into the Northeast region.

•	Expand Business in Target Markets. We wrote approximately 65% of our direct premiums in California, 11% in Alaska and 8% in Hawaii for the nine months ended September 30, 2005. We believe that the proceeds from this offering will provide us with additional capital that will enable us to increase the amount of insurance business that we are able to write in these and other markets. We believe that our product offerings, combined with our specialized underwriting expertise and niche market focus, will position us to increase our market share in our target markets.

•	Increase Distribution and Leverage Key Relationships. As we expand geographically, we intend to focus our marketing efforts on developing relationships with brokers that have expertise in our product offerings. We also intend to seek strategic partnerships with unions and union employers to increase acceptance of our ADR product in new markets.

•	Effectively Manage Overall Medical Claims Cost. With the help of our chief medical officer, we plan to work within medical provider networks to develop our own network of physicians that we believe will consistently produce the best outcome for injured workers and permit them to return to work more quickly. We believe this strategy will enhance our profitability over time by reducing our overall claims cost.

•	Focus on Profitability. We intend to continue our focus on underwriting discipline and profitability. We plan to do so by selecting risks prudently, by pricing our products appropriately and by focusing on larger accounts in our target markets.

•	Continue to Develop Scalable Technology. Our in-house technology department has developed effective, customized analytical tools that we believe significantly enhance our ability to write profitable business and cost-effectively administer claims. In addition, these tools also allow for seamless connectivity with our branch offices. We intend to continue making investments in advanced and reliable technological infrastructure.
Our Challenges
      As part of your evaluation of our business, you should take into account the challenges we face in implementing our strategies, including the following:

•	Our premiums and loss reserves may be inadequate to cover our actual losses. If we fail to accurately assess the risks associated with the businesses that we insure, we may fail to establish appropriate premium rates, and our unpaid loss and loss adjustment expenses may be inadequate to cover our actual losses. Unpaid losses reflect the estimated cost of claims payments and the related expenses that we will ultimately be required to pay in respect of the insurance premiums we have earned. Loss adjustment expenses are expenses resulting from and associated with the handling of claims, including but not limited to investigation, adjustment and defense of claims. In this prospectus, “loss” and “unpaid loss” include loss adjustment expenses, unless otherwise noted. In this prospectus, we refer to our unpaid loss and loss adjustment expenses as our loss reserves. Our loss reserves are estimates and are inherently uncertain. If proven to be inadequate to cover our actual losses, any changes in our estimates will be reflected in our results of operations during the period in which the changes are made, with increases in our loss reserves resulting in a charge to our earnings.

•	A downgrade in our A.M. Best rating would negatively affect our business. We believe that the A.M. Best rating of “A-” (Excellent) of our insurance subsidiary has a significant influence on our business and that many brokers and customers would not place business with us if we experience a downgrade in our rating. As a result, a downgrade in our rating could cause a substantial reduction in the number of policies we write, which would have a material adverse effect on our results of operations and our financial position.

•	The concentration of our business in California, Alaska and Hawaii makes us susceptible to the economic conditions and risks from natural perils in those states. Our geographic concentration ties our performance to the business, economic and regulatory conditions in California, Hawaii and Alaska. Our business is concentrated in California (65% of direct premiums written for the nine months ended September 30, 2005), Alaska (11% of direct premiums written for the same period) and Hawaii (8% of direct premiums written for the same period). Because our business is concentrated in this manner, we may be exposed to economic and regulatory risks or risks from natural perils that are greater than the risk associated with greater geographic diversification.

•	Our business is subject to extensive regulation. Our insurance business is subject to extensive regulation by the applicable federal and state agencies in the jurisdictions in which we operate. This extensive regulation of our business may affect the cost or demand for our products and may limit our ability to obtain rate increases or to take other actions that we may wish to take to increase our profitability.

•	An inability to obtain or collect on our reinsurance protection could negatively affect our business. We buy reinsurance protection to protect us from the impact of large losses. The availability, amount and cost of reinsurance depends on market conditions and may vary significantly. Higher reinsurance costs, more restrictive terms or decreased availability of reinsurance could materially adversely affect our business, financial condition and results of operations.
      For further discussion of these and other challenges we face, see “Risk Factors.”
Industry Background
      Workers’ compensation was the third largest property and casualty insurance line in the U.S. in 2004, on a gross written premium basis, according to A.M. Best. According to A.M. Best, direct premiums written in 2004 for the workers’ compensation industry were approximately $54 billion, or approximately 11% of the estimated $480 billion in direct premiums written for the property and casualty industry as a whole. Premium volume in the workers’ compensation industry was up 11% in 2004 compared to 2003, while the entire property and casualty industry experienced a 5% increase in net premiums written in 2004 from 2003, according to the NCCI.
      As a specialty workers’ compensation insurer, we focus primarily on three distinct types of policy coverages: maritime, alternative dispute resolution and state act. Based on our internal calculations using data collected from NCCI, independent state rating bureaus, The Bureau of National Affairs, Inc., the Workers’ Compensation Insurance Rating Bureau, the California Department of Insurance, historical averages and information compiled internally by our staff, we believe the niches in which we operate accounted for approximately $13.9 billion in direct premiums written in 2004. We estimate based on these internal calculations that $1.4 billion of these premiums came from the maritime market, $9.0 billion from the ADR market and $3.5 billion from our targeted states in the state act workers’ compensation market.
      We believe the workers’ compensation sector continues to recover from a period characterized by deteriorating operating profitability caused primarily by rising medical claim costs, rising indemnity claim costs and poor investment performance. We believe that during the late 1990’s, California faced even greater challenges than the U.S. workers’ compensation market as a whole. We believe that a reduction in capacity in California led to significant rate increases from 2000 to 2003. In addition to, and as a result of, these rate increases, the California legislature passed reform bills which were designed to reduce loss costs. Similar legislative reforms have been enacted in a number of key states including Florida and Texas. As a result of these reforms and according to the NCCI, premium rates nationally have declined from 2004 to 2005. While rates increased an average of 17% from 2000 to 2003, average rates decreased 7% in 2004 and 2005, driven largely by decreases in California. While premium rates in California have declined in 2004 and 2005, we believe they remain adequate, particularly when compared to other jurisdictions. In 2004, according to a study conducted by the Oregon Department of Consumer and Business Services, California employers paid the highest rates of any state, $6.08 per $100 of payroll. By contrast, North Dakota employers paid $1.06 per $100 of payroll and the industry average was $2.58. In addition, we believe that the reduction in loss costs as a result of the reforms more than offsets any rate decreases we have experienced. For example, at September 30, 2005, the Workers’ Compensation Insurance Rating Bureau (“WCIRB”) estimated that the ultimate 2004 accident year combined ratio to be 59%.
      We believe the challenges faced by the workers’ compensation industry over the past decade have created significant ongoing opportunity for workers’ compensation insurers to increase the amount of business that they write. 2002 marked the first year in five that private carriers in the property and casualty industry experienced an increase in annual after-tax returns on surplus, including capital gains, according to NCCI. After-tax returns on surplus increased in 2003 and 2004 as well. Workers’ compensation industry calendar year combined ratios declined for the first time in seven years, falling from 116% in 2001 (with 2.9% attributable to the September 11, 2001 terrorist attacks) to 107% in 2002, 100% in 2003 and an estimated 98% in 2004 as the rate of increase in medical and indemnity claim costs slowed. Medical claim costs increased 10.5% in 2004 compared to 11.9% in 2001; indemnity costs increased 4.2% in 2004 compared to 9.0% in 2001. As a niche insurer, we believe we have ample opportunity to provide needed underwriting capacity at attractive rates upon favorable terms and conditions.
Corporate Structure
      Our current corporate structure is as follows:
      We are domiciled in Illinois, commercially-domiciled in California and headquartered in Seattle, Washington. An insurer is “commercially-domiciled” in California if, during the three preceding fiscal years or a lesser period of time if the insurer has not been licensed in California for three years, the insurer has written an average of more gross premiums in California than it has written in its state of domicile, and such gross premiums written constitute 33% or more of its total gross premiums written in the United States for such period. We are licensed in 43 states and the District of Columbia to write workers’ compensation insurance. SeaBright Insurance Company is our insurance company subsidiary and a specialty provider of multi-jurisdictional workers’ compensation insurance. PointSure currently acts primarily as an in-house wholesale broker and third-party administrator for SeaBright Insurance Company.

      Our principal executive offices are located at 2101 4th Avenue, Suite 1600, Seattle, Washington 98121, and our telephone number at that location is (206) 269-8500. Our website is www.sbic.com. The information on our website should not be construed to be part of this prospectus.

The Offering

Shares of common stock offered by us	3,400,000 shares

Shares of common stock offered by the selling stockholders	3,000,000 shares

Shares of common stock to be outstanding after the offering	19,811,143 shares

Over-allotment shares of common stock offered by us and the selling stockholders	960,000 shares

Use of proceeds	We estimate our net proceeds from this offering will be approximately $51.9 million, based on an assumed public offering price of $16.32 per share (the last reported sale price of our common stock on the Nasdaq National Market on January 13, 2006) and after deducting the underwriting discounts and commissions and estimated offering expenses we will pay. We estimate that our net proceeds will be approximately $59.8 million if the underwriters exercise their over-allotment option in full. We intend to use substantially all of the net proceeds of this offering to contribute capital to our insurance company subsidiary to expand our business in our core markets and to facilitate expansion territorially. We will receive no proceeds from the sale of common stock by the selling stockholders.

Dividend policy	We do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual, regulatory and other restrictions on the payment of dividends by our subsidiaries to us, and other factors that our board of directors deems relevant.

Nasdaq National Market symbol	“SEAB”
      The number of shares of common stock shown to be outstanding after the offering is based on the number of shares outstanding as of December 31, 2005 and excludes:

•	510,000 shares that may be issued by us pursuant to the underwriters’ over-allotment option;

•	804,524 shares that may be issued pursuant to employee and director stock options outstanding as of December 31, 2005 at a weighted average exercise price of $8.13 per share; and

•	1,054,627 additional shares available for future issuance under our 2005 Long-Term Equity Incentive Plan as of January 1, 2006.

      Unless otherwise stated, in this prospectus, all figures assume no exercise of the underwriters’ over-allotment option.

Summary Financial Information
      The following table sets forth summary financial information for the Company and its predecessor for the periods ended and as of the dates indicated.
      We derived the summary income statement data for the nine months ended September 30, 2005 and September 30, 2004 and for the three months ended September 30, 2005, June 30, 2005 and March 30, 2005 from our unaudited financial statements, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the period presented. We derived the summary balance sheet data as of September 30, 2005, June 30, 2005, March 31, 2005 and September 30, 2004 from our unaudited financial statements, which include all adjustments, consisting of normal recurring adjustments that management considers necessary for a fair presentation of our financial position and results of operations for the period presented. We derived the summary balance sheet and income statement data as of and for the year ended December 31, 2004 from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. generally accepted accounting principles. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following summary financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended			Nine Months Ended
						Year Ended
	September 30,	June 30,	March 31,	September 30,	September 30,	December 31,
	2005	2005	2005	2005	2004	2004

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands, except share and per share data)
Income Statement Data:
Gross premiums written	$39,527	$56,707	$44,304	$140,538	$86,096	$135,682
Ceded premiums written	6,083	6,555	5,263	17,901	9,588	16,067

Net premiums written	$33,444	$50,152	$39,041	$122,637	$76,508	$119,615

Premiums earned	$40,719	$39,645	$29,159	$109,523	$48,201	$77,960
Net investment income	2,132	1,796	1,299	5,227	1,638	2,468
Net realized gains (losses) on investments	(14)	118	(56)	48	17	38
Claims service income	523	694	582	1,799	2,298	2,916
Other service income	41	50	50	141	727	794
Other revenue	874	812	1,174	2,860	1,800	2,493

Total revenues	44,275	43,115	32,208	119,598	54,681	86,669

Loss and loss adjustment expenses	27,095	26,988	20,267	74,350	34,823	53,660
Underwriting, acquisition, and insurance expenses(1)	8,058	8,637	6,379	23,074	10,507	17,854
Other expenses	1,411	1,510	1,721	4,642	3,567	4,929

Total expenses	36,564	37,135	28,367	102,066	48,897	76,443

Income before federal income taxes	7,711	5,980	3,841	17,532	5,784	10,226
Provision for federal income taxes	2,644	1,764	1,133	5,541	1,768	3,020

Net income	$5,067	$4,216	$2,708	$11,991	$4,016	$7,206

	Three Months Ended			Nine Months Ended
						Year Ended
	September 30,	June 30,	March 31,	September 30,	September 30,	December 31,
	2005	2005	2005	2005	2004	2004

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands, except share and per share data)
Basic earnings per share	$0.31	$0.26	$0.21	$0.79	$—	$—
Diluted earnings per share	$0.30	$0.25	$0.18	$0.75	$0.55	$0.98
Weighted average basic shares outstanding	16,403,929	16,402,808	12,757,740	15,201,515	—	—
Weighted average diluted shares outstanding	16,703,313	16,613,182	14,684,044	16,007,576	7,256,149	7,387,276
Selected Insurance Ratios:
Net loss ratio(2)	65.3%	66.3%	67.5%	66.2%	67.5%	65.1%
Net underwriting expense ratio(3)	19.7%	21.7%	21.7%	20.9%	20.3%	21.9%

Net combined ratio(4)	85.0%	88.0%	89.2%	87.1%	87.8%	87.0%

Selected Balance Sheet Data:

	As of

	September 30,	June 30,	March 31,	December 31,	September 30,
	2005	2005	2005	2004	2004

	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
	(in thousands)
Investment securities available-for-sale, at fair market value and cash and cash equivalents	$252,186	$238,909	$204,978	$113,940	$105,041
Deferred premiums	70,347	78,534	67,693	59,243	39,296
Reinsurance recoverables	15,297	16,435	15,239	13,484	10,116
Prepaid reinsurance	5,019	5,554	5,067	5,254	4,491
Total assets	389,640	385,640	332,323	225,818	185,200
Unpaid loss and loss adjustment expenses	121,126	103,896	83,092	68,228	51,395
Unearned premiums	77,751	86,424	75,239	67,626	49,591
Surplus notes	12,000	12,000	12,000	12,000	12,000
Total stockholders’ equity	149,661	146,855	139,630	58,370	55,319

(1)	Includes acquisition expenses such as commissions, premium taxes and other general administrative expenses related to underwriting operations in our insurance subsidiary and are included in the amortization of deferred policy acquisition costs.

(2)	The net loss ratio is calculated by dividing loss and loss adjustment expenses for the calendar year less claims service income by the current year’s net premiums earned.

(3)	The net underwriting expense ratio is calculated by dividing net underwriting expenses less other service income by the current year’s net premiums earned.

(4)	The net combined ratio is the sum of the net loss ratio and the net underwriting expense ratio.

RISK FACTORS
      An investment in our common stock involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common stock. Any of the risks described below could result in a significant or material adverse effect on our financial condition or results of operations, and a corresponding decline in the market price of our common stock. You could lose all or part of your investment.
Risks Related to Our Business
Our loss reserves are based on estimates and may be inadequate to cover our actual losses.
      If we fail to accurately assess the risks associated with the businesses that we insure, our loss reserves may be inadequate to cover our actual losses and we may fail to establish appropriate premium rates. We establish loss reserves in our financial statements that represent an estimate of amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have not yet been reported to us. Loss reserves are estimates and are inherently uncertain; they do not and cannot represent an exact measure of liability. Accordingly, our loss reserves may prove to be inadequate to cover our actual losses. Any changes in these estimates are reflected in our results of operations during the period in which the changes are made, with increases in our loss reserves resulting in a charge to our earnings.
      Our loss reserve estimates are based on estimates of the ultimate cost of individual claims and on actuarial estimation techniques. Several factors contribute to the uncertainty in establishing these estimates. Judgment is required in actuarial estimation to ascertain the relevance of historical payment and claim settlement patterns under current facts and circumstances. Key assumptions in the estimation process are the average cost of claims over time, which we refer to as severity trends, including the increasing level of medical, legal and rehabilitation costs, and costs associated with fraud or other abuses of the medical claim process. If there are unfavorable changes in severity trends, we may need to increase our loss reserves, as described above.
Our geographic concentration ties our performance to the business, economic and regulatory conditions in California, Hawaii and Alaska. Any single catastrophe or other condition affecting losses in these states could adversely affect our results of operations.
      Our business is concentrated in California (approximately 65% of direct premiums written for the nine months ended September 30, 2005), Alaska (approximately 11% of direct premiums written for the same period) and Hawaii (approximately 8% of direct premiums written for the same period). Accordingly, unfavorable business, economic or regulatory conditions in those states could negatively impact our business. For example, California, Hawaii and Alaska are states that are susceptible to severe natural perils, such as tsunamis, earthquakes and hurricanes, along with the possibility of terrorist acts. Accordingly, we could suffer losses as a result of catastrophic events in those states. Although geographic concentration has not adversely affected our business in the past, we may in the future be exposed to economic and regulatory risks or risks from natural perils that are greater than the risks faced by insurance companies that conduct business over a greater geographic area. This concentration of our business could have a material adverse effect on our financial condition or results of operations.
If we are unable to obtain or collect on our reinsurance protection, our business, financial condition and results of operations could be materially adversely affected.
      We buy reinsurance coverage to protect us from the impact of large losses. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk by sharing premiums with another insurance company, called the reinsurer. Conversely, the reinsurer receives or assumes reinsurance from the ceding company. We currently participate in a workers’ compensation and employers’ liability excess of loss reinsurance treaty program covering all of the business that we write pursuant to which our reinsurers are liable for varying percentages of the ultimate net losses in excess of $500,000 for the business we write, up to a $50.0 million limit, subject to certain exclusions and limitations. The treaty program provides coverage in several layers. See “Business—Reinsurance.” The availability, amount and cost of reinsurance depend on market conditions and may vary significantly. As a result of catastrophic events, such as the events of September 11, 2001, we may incur significantly higher reinsurance costs, more restrictive terms and conditions, and decreased availability. For example, the second layer of our current excess of loss reinsurance treaty program provides a sub-limit on our reinsurers’ maximum liability in the amount of $4.0 million for losses arising out of, or caused by, occupational disease or other disease or cumulative trauma, and the second, third and fourth layers of our reinsurance program provide sub-limits for losses caused by any act of terrorism, as defined in the Terrorism Risk Insurance Act of 2002, which was recently amended and extended by the Terrorism Risk Insurance Extension Act of 2005. The Terrorism Risk Insurance Act of 2002, as extended and amended by the Terrorism Risk Insurance Extension Act of 2005, are collectively referred to in this prospectus as the Terrorism Risk Act. Because of these sub-limits and exclusions, which are common in the wake of the events of September 11, 2001, we have significantly greater exposure to losses resulting from acts of terrorism. The incurrence of higher reinsurance costs and more restrictive terms could materially adversely affect our business, financial condition and results of operations.
      The agreements for our current workers’ compensation excess of loss reinsurance treaty program expire on October 1, 2006. Although we currently expect to renew the program upon its expiration, any decrease in the amount of our reinsurance at the time of renewal, whether caused by the existence of more restrictive terms and conditions or decreased availability, will also increase our risk of loss and, as a result, could materially adversely affect our business, financial condition and results of operations. We have not experienced difficulty in qualifying for or obtaining sufficient reinsurance to appropriately cover our risks in the past. We currently have 13 reinsurers participating in our excess of loss reinsurance treaty program, and believe that this is a sufficient number of reinsurers to provide us with reinsurance in the volume that we require. However, it is possible that one or more of our current reinsurers could cancel participation, or we could find it necessary to cancel the participation of one of our reinsurers, in our excess of loss reinsurance treaty program. In either of those events, if our reinsurance broker is unable to spread the cancelled or terminated reinsurance among the remaining reinsurers in the program, we estimate that it could take approximately one to three weeks to identify and negotiate appropriate documentation with a replacement reinsurer. During this time, we would be exposed to an increased risk of loss, the extent of which would depend on the volume of cancelled reinsurance.
      In addition, we are subject to credit risk with respect to our reinsurers. Reinsurance protection that we receive does not discharge our direct obligations under the policies we write. We remain liable to our policyholders, even if we are unable to make recoveries to which we believe we are entitled under our reinsurance contracts. Losses may not be recovered from our reinsurers until claims are paid, and, in the case of long-term workers’ compensation cases, the creditworthiness of our reinsurers may change before we can recover amounts to which we are entitled. Although we have not experienced problems in the past resulting from the failure of a reinsurer to pay our claims in a timely manner, if we experience these problems in the future, our costs would increase and our revenues would decline. As of September 30, 2005, we had $15.3 million of amounts recoverable from our reinsurers that we would be obligated to pay if our reinsurers failed to pay us.
The insurance business is subject to extensive regulation and legislative changes, which impact the manner in which we operate our business.
      Our insurance business is subject to extensive regulation by the applicable state agencies in the jurisdictions in which we operate, perhaps most significantly by the Illinois Department of Financial and Professional Regulation, Division of Insurance, or Illinois Division of Insurance, and the California Department of Insurance. These state agencies have broad regulatory powers designed to protect policyholders, not stockholders or other investors. These powers include, among other things, the ability to:

•	place limitations on our ability to transact business with our affiliates;

•	regulate mergers, acquisitions and divestitures involving our insurance company subsidiary;

•	require SeaBright Insurance Company and PointSure to comply with various licensing requirements and approvals that affect our ability to do business;

•	approve or reject our policy coverage and endorsements;

•	place limitations on our investments and dividends;

•	set standards of solvency to be met and maintained;

•	regulate rates pertaining to our business;

•	require assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies;

•	require us to comply with medical privacy laws; and

•	prescribe the form and content of, and examine, our statutory financial statements.
      Our ability to transact business with our affiliates and to enter into mergers, acquisitions and divestitures involving our insurance company subsidiary is limited by the requirements of the insurance holding company laws of Illinois and California. To comply with these laws, we are required to file notices with the Illinois Division of Insurance and the California Department of Insurance to seek their respective approvals at least 30 days before engaging in any intercompany transactions, such as sales, purchases, exchanges of assets, loans, extensions of credit, cost sharing arrangements and extraordinary dividends or other distributions to shareholders. Under these holding company laws, any change of control transaction also requires prior notification and approval. Because these governmental agencies may not take action or give approval within the 30 day period, these notification and approval requirements may subject us to business delays and additional business expense. If we fail to give these notifications, we may be subject to significant fines and penalties and damaged working relations with these governmental agencies.
      In addition, workers’ compensation insurance is statutorily provided for in all of the states in which we do business. State laws and regulations provide for the form and content of policy coverage and the rights and benefits that are available to injured workers, their representatives and medical providers. For example, in California, on January 1, 2003, workers’ compensation legislation became effective that provided for increases in the benefits payable to injured workers. Also, in California, workers’ compensation legislation intended to reduce certain costs was enacted in September 2003 and April 2004. Among other things, this legislation established an independent medical review process for resolving medical disputes, tightened standards for determining impairment ratings by applying specific medical treatment guidelines, capped temporary total disability payments to 104 weeks from first payment and enabled injured workers to access immediate medical care up to $10,000 but required them to get medical care through a network of doctors chosen by the employer. The implementation of these reforms affects the manner in which we coordinate medical care costs with employers and the manner in which we oversee treatment plans. However, the reforms are subject to continuing opposition in the California legislature, in the courts and by ballot initiatives, any of which could overturn or substantially amend the reforms and regulatory rules applicable to the legislation. We cannot predict the ultimate impact of the reforms.
      Our business is also affected by federal laws, including the United States Longshore and Harbor Workers’ Compensation Act, or the USL&H Act, which is administered by the Department of Labor, and the Merchant Marine Act of 1920, or Jones Act. The USL&H Act contains various provisions affecting our business, including the nature of the liability of employers of longshoremen, the rate of compensation to an injured longshoreman, the selection of physicians, compensation for disability and death and the filing of claims. Currently, builders of recreational boats over 65 feet in length are subject to the USL&H Act. A proposed amendment to the USL&H Act would eliminate builders of recreational boats from the reach of the USL&H Act. If this proposed amendment is adopted, we expect that we would lose a total of approximately $3.0 million in annual direct written premiums from policies currently providing USL&H Act coverage. The proposed amendment would not have a material impact on our policies providing coverage under the Jones Act, which gives certain employees at sea the right to sue their employers if such employees are injured. Moreover, changes in federal tax laws could also impact our business.
      In addition, we are impacted by the Terrorism Risk Act and by the Gramm-Leach-Bliley Act of 2002 related to disclosure of personal information. The Terrorism Risk Act requires that commercial property and casualty insurance companies offer coverage for certain acts of terrorism and has established a federal assistance program through the end of 2007 to help insurers cover claims arising out of such acts. The Terrorism Risk Act only covers certified acts of terrorism, and the U.S. Secretary of the Treasury must declare the act to be a “certified act of terrorism” for it to be covered under this federal program. In addition, no federal compensation will be paid under the Terrorism Risk Act unless aggregate insured losses from the act for the entire insurance industry exceed certain threshold amounts ($5.0 million for terrorism losses occurring prior to April 1, 2006, $50.0 million for terrorism losses occurring from April 1, 2006 to December 31, 2006, and $100.0 million for terrorism losses occurring in 2007). Under this program, the federal government covers 90% of the losses from covered certified acts of terrorism (85% for terrorism losses occurring in 2007) on commercial risks in the United States only, in excess of the applicable deductible amount. This deductible is calculated based on a percentage of an affiliated insurance group’s prior year direct earned premiums on commercial lines policies (except for certain excluded lines such as commercial auto) covering risks in the United States. This deductible amount is 17.5% of such premiums for losses occurring in 2006 and 20% of such premiums for losses occurring in 2007. The Terrorism Risk Act is scheduled to expire on December 31, 2007 and may not be renewed, or if it is renewed, it may provide reduced protection against the financial impact of acts of terrorism by, among other things, increasing the aggregate loss event trigger and the amount of statutory deductible insurers would be required to pay.
      This extensive regulation of our business may affect the cost or demand for our products and may limit our ability to obtain rate increases or to take other actions that we might desire to increase our profitability. In addition, we may be unable to maintain all required approvals or comply fully with the wide variety of applicable laws and regulations, which are continually undergoing revision, or the relevant authority’s interpretation of such laws and regulations.
A downgrade in the A.M. Best rating of our insurance subsidiary could reduce the amount of business we are able to write.
      Rating agencies rate insurance companies based on each company’s ability to pay claims. Our insurance company subsidiary currently has a rating of “A-” (Excellent) from A.M. Best, which is the rating agency that we believe has the most influence on our business. The ratings of A.M. Best are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. Insurance ratings are directed toward the concerns of policyholders and insurance agents and are not intended for the protection of investors or as a recommendation to buy, hold or sell any of our securities. Our competitive position relative to other companies is determined in part by our A.M. Best rating. We believe that our business is particularly sensitive to our A.M. Best rating because we focus on larger customers which tend to give substantial weight to the A.M. Best rating of their insurers. We expect that any reduction in our A.M. Best rating below “A-” would cause a reduction in the number of policies we write and could have a material adverse effect on our results of operations and our financial position.

The effects of emerging claim and coverage issues on our business are uncertain.
      As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued. For example, the number or nature of existing occupational diseases may expand beyond our expectation. In addition, medical claims costs associated with permanent and partial disabilities may inflate more rapidly or higher than we currently expect. Expansions of this nature may expose us to more claims than we anticipated when we wrote the underlying policy.
Intense competition could adversely affect our ability to sell policies at rates we deem adequate.
      In most of the states in which we operate, we face significant competition which, at times, is intense. If we are unable to compete effectively, our business and financial condition could be materially adversely affected. Competition in our businesses is based on many factors, including premiums charged, services provided, financial strength ratings assigned by independent rating agencies, speed of claims payments, reputation, perceived financial strength and general experience. We compete with regional and national insurance companies and state-sponsored insurance funds, as well as potential insureds that have decided to self-insure. Our principal competitors include American International Group, Inc. (“AIG”), Alaska National Insurance Company, Signal Mutual Indemnity Association Ltd., Zurich and the State Compensation Insurance Fund of California. Many of our competitors have substantially greater financial and marketing resources than we do, and some of our competitors, including the State Compensation Insurance Fund of California, benefit financially by not being subject to federal income tax. Intense competitive pressure on prices can result from the actions of even a single large competitor, such as the State Compensation Insurance Fund of California or AIG.
      In addition, our competitive advantage may be limited due to the small number of insurance products that we offer. Some of our competitors, such as AIG, have additional competitive leverage because of the wide array of insurance products that they offer. For example, it may be more convenient for a potential customer to purchase numerous different types of insurance products from one insurance carrier. We do not offer a wide array of insurance products due to our targeted market niches, and we may lose potential customers to our larger, more diverse competitors as a result.
      On May 31, 2005, the California Insurance Commissioner issued a decision adopting an advisory pure premium rate reduction of 18% for California workers’ compensation policies incepting on or after July 1, 2005. Pure premium is that portion of an insurance premium necessary to cover the cost of paying claims, such as medical and indemnity costs and allocated and unallocated loss adjustment expenses. The decision was issued in response to reductions in 2004 workers’ compensation claim costs in California, as well as anticipated future claim cost reductions, as a result of reform legislation enacted primarily in 2003 and 2004. The California Insurance Commissioner’s decision is advisory only and insurance companies may choose whether or not to adopt the new rates. On June 6, 2005, after completing a study of our California loss data, we filed with the California Department of Insurance our rates for new and renewal workers’ compensation insurance policies written in California on or after July 1, 2005. The filing was approved on June 28, 2005. The new rates reflect an average reduction of 14.2% from prior rates and are in response to emerging favorable trends in loss costs resulting from reform legislation. If any of our competitors adopt premium rate reductions that are greater than ours, we may be unable to compete effectively and our business, financial condition and results of operations could be materially adversely affected.
      On September 15, 2005, the WCIRB, an industry-backed private organization that provides statistical analysis, submitted an amended filing with the California Insurance Commissioner recommending a 15.9% decrease in advisory pure premium rates on new and renewal policies effective January 1, 2006. As described above, such rates, if adopted by the California Insurance Commissioner, are advisory only and insurance companies may choose whether or not to adopt the new rates. The rate decrease was proposed following the WCIRB’s review of accident year experience valued as of June 30, 2005 and the cost impact of the January 1, 2005 permanent disability rating schedule. On November 10, 2005, the Commissioner recommended a 15.3% decrease in rates, and on November 28, 2005 we filed new rates reflecting an average reduction of 11.8% from prior rates for new and renewal workers’ compensation insurance policies written in California on or after January 1, 2006. The filing was approved on December 22, 2005. Rate reductions have also been proposed in other states in which we operate. At this time, we are unable to predict the impact that the proposed rate reductions, if approved and adopted by us, might have on our future financial position and results of operations.
If we are unable to realize our investment objectives, our financial condition may be adversely affected.
      Investment income is an important component of our revenues and net income. The ability to achieve our investment objectives is affected by factors that are beyond our control. For example, United States participation in hostilities with other countries and large-scale acts of terrorism may adversely affect the economy generally, and our investment income could decrease. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. These and other factors also affect the capital markets, and, consequently, the value of the securities we own. The outlook for our investment income is dependent on the future direction of interest rates and the amount of cash flows from operations that are available for investment. The fair values of fixed maturity investments that are “available-for-sale” fluctuate with changes in interest rates and cause fluctuations in our stockholders’ equity. Any significant decline in our investment income as a result of rising interest rates or general market conditions would have an adverse effect on our net income and, as a result, on our stockholders’ equity and our policyholders’ surplus.
We could be adversely affected by the loss of one or more principal employees or by an inability to attract and retain staff.
      Our success will depend in substantial part upon our ability to attract and retain qualified executive officers, experienced underwriting talent and other skilled employees who are knowledgeable about our business. We rely substantially upon the services of our senior management team and key employees, consisting of John G. Pasqualetto, Chairman, President and Chief Executive Officer; Richard J. Gergasko, Executive Vice President— Operations; Joseph S. De Vita, Senior Vice President, Chief Financial Officer and Assistant Secretary; Richard W. Seelinger, Senior Vice President— Policyholder Services; Marc B. Miller, M.D., Senior Vice President and Chief Medical Officer; D. Drue Wax— Senior Vice President, General Counsel and Corporate Secretary; Jeffrey C. Wanamaker, Vice President— Underwriting; James L. Borland, III, Vice President and Chief Information Officer; M. Philip Romney, Vice President— Finance, Principal Accounting Officer and Assistant Secretary and Chris A. Engstrom, President— PointSure. Although we are not aware of any planned departures or retirements, if we were to lose the services of members of our management team, our business could be adversely affected. Many of our principal employees possess skills and extensive experience relating to our market niches. Were we to lose any of these employees, it may be challenging for us to attract a replacement employee with comparable skills and experience in our market niches. We have employment agreements with some of our executive officers, which are described under “Management— Employment Agreements.” We do not currently maintain key man life insurance policies with respect to any member of our senior management team or other employees.

We may require additional capital in the future, which may not be available or only available on unfavorable terms.
      Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and loss reserves at levels sufficient to cover losses. To the extent that the funds generated by this offering are insufficient to support future operating requirements and/or cover claim losses, we may need to raise additional funds through financings or curtail our growth. We believe that the net proceeds to us from this offering will satisfy our capital requirements for the foreseeable future. However, because the timing and amount of our future needs for capital will depend on our growth and profitability, we cannot provide any assurance in that regard. If we had to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the shares offered hereby. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, accordingly, our business, financial condition or results of operations could be materially adversely affected.
Our status as an insurance holding company with no direct operations could adversely affect our ability to pay dividends in the future.
      We are a holding company that transacts our business through our operating subsidiaries, SeaBright Insurance Company and PointSure. Our primary assets are the stock of these operating subsidiaries. Our ability to pay expenses and dividends depends, in the long run, upon the surplus and earnings of our subsidiaries and the ability of our subsidiaries to pay dividends to us. Payment of dividends by SeaBright Insurance Company is restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds, and could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. SeaBright Insurance Company is required to report any ordinary dividends to the Illinois Division of Insurance and the California Department of Insurance prior to the payment of the dividend. In addition, SeaBright Insurance Company is not authorized to pay any extraordinary dividends to us under Illinois or California insurance laws without prior regulatory approval from the Illinois Division of Insurance or the California Department of Insurance. See “Business— Regulation— Dividend Limitations.” As a result, at times, we may not be able to receive dividends from SeaBright Insurance Company and we may not receive dividends in amounts necessary to pay dividends on our capital stock. In addition, the payment of dividends by us is within the discretion of our board of directors and will depend on numerous factors, including our financial condition, our capital requirements and other factors that our board of directors considers relevant. Currently, we do not intend to pay dividends on our capital stock.
We rely on independent insurance brokers to distribute our products.
      Our business depends in part on the efforts of independent insurance brokers to market our insurance programs successfully and produce business for us and on our ability to offer insurance programs and services that meet the requirements of the clients and customers of these brokers. The majority of the business in our workers’ compensation operations is produced by a group of approximately 108 licensed insurance brokers. Brokers are not obligated to promote our insurance programs and may sell competitors’ insurance programs. Several of our competitors, including AIG and Zurich, offer a broader array of insurance programs than we do. Accordingly, our brokers may find it easier to promote the broader range of programs of our competitors than to promote our niche selection of insurance products. If our brokers fail or choose not to market our insurance programs successfully or to produce business for us, our growth may be limited and our financial condition and results of operations may be negatively affected.

We have a limited operating history as a stand-alone entity and may experience difficulty in transitioning to an independent public company.
      We commenced operations in October 2003 after acquiring Kemper Employers Insurance Company, or KEIC, the renewal rights from, and substantially all of the operating assets, systems and employees of, the Eagle entities and PointSure, a wholesale insurance broker and third party claims administrator affiliated with the Eagle entities. See “Business—The Acquisition.” Although our management team is primarily the same management team that operated the Eagle entities and PointSure for approximately five years prior to the Acquisition, we have a limited operating history as a stand-alone entity and do not have the same resources available to us that the Eagle entities and PointSure had prior to the Acquisition. Accordingly, our future results of operations or financial condition as a stand-alone entity may vary from the results realized by the Eagle entities and PointSure prior to the Acquisition. An investor in our common stock should consider that our history as a stand-alone entity is relatively short and that there is a limited basis for evaluating our performance.
      In addition, upon completion of our initial public offering in January 2005, we became a publicly-traded company and are now responsible for complying with the various federal and state legal and regulatory requirements applicable to public companies. We have incurred and will incur increased costs as a result of being a public company, particularly in light of recently enacted and proposed changes in laws, regulations and listing requirements, including those related to the Sarbanes-Oxley Act of 2002. Our business and financial condition may be adversely affected if we are unable to effectively manage these increased costs.
Assessments and other surcharges for guaranty funds and second injury funds and other mandatory pooling arrangements may reduce our profitability.
      Virtually all states require insurers licensed to do business in their state to bear a portion of the unfunded obligations of impaired or insolvent insurance companies. These obligations are funded by assessments that are expected to continue in the future as a result of insolvencies. Assessments are levied by guaranty associations within the state, up to prescribed limits, on all member insurers in the state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. See “Business— Regulation.” Accordingly, the assessments levied on us may increase as we increase our premiums written. Further, Washington state legislation enacted April 20, 2005 created a separate account within the Guaranty Fund for USL&H Act claims and authorized prefunding of potential insolvencies in order to establish a cash balance. Many states also have laws that established second injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. For example, Alaska requires insurers to contribute to its second injury fund annually an amount equal to the compensation the injured employee is owed multiplied by a contribution rate based on the fund’s reserve rate. In addition, as a condition of the ability to conduct business in some states, including California, insurance companies are required to participate in mandatory workers’ compensation shared market mechanisms or pooling arrangements, which provide workers’ compensation insurance coverage from private insurers. Although we price our products to account for the obligations that we may have under these pooling arrangements, we may not be successful in estimating our liability for these obligations. Accordingly, our prices may not fully account for our liabilities under pooling arrangements, which may cause a decrease in our profits. As we write policies in new states that have pooling arrangements, we will be required to participate in additional pooling arrangements. Further, the insolvency of other insurers in these pooling arrangements would likely increase the liability for other members remaining in the pool. The effect of these assessments and mandatory shared market mechanisms or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

In the event LMC is placed into receivership, we could lose our rights to fee income and protective arrangements that were established in connection with the Acquisition, our reputation and credibility could be adversely affected and we could be subject to claims under applicable voidable preference and fraudulent transfer laws.
      The assets that SeaBright acquired in the Acquisition were acquired from LMC and certain of its affiliates. LMC and its insurance company affiliates are currently operating under a three-year “run off” plan approved by the Illinois Division of Insurance. “Run off” is the professional management of an insurance company’s discontinued, distressed or non-renewed lines of insurance and associated liabilities outside of a judicial proceeding. Under the run off plan, LMC is attempting to buy back some of its commercial line policies and institute aggressive expense control measures in order to reduce its future loss exposure and allow it to meet its obligations to current policyholders. According to LMC’s statutory financial statements as of and for the nine months ended September 30, 2005, LMC had a statutory surplus of $111.0 million, a decrease of approximately $70.4 million from its surplus of $181.4 million as of December 31, 2004. In connection with the Acquisition, we established various arrangements with LMC and certain of its affiliates, including (1) servicing arrangements entitling us to fee income for providing claims administration services for Eagle and (2) other protective arrangements designed to minimize our exposure to any past business underwritten by KEIC, the shell entity that we acquired from LMC for its insurance licenses, and any adverse developments in KEIC’s loss reserves as they existed at the date of the Acquisition. See “Business—The Acquisition.” In the event LMC is placed into receivership, our business could be adversely affected in the following ways.

•	A receiver could seek to reject or terminate one or more of the services agreements that were established in connection with the Acquisition between us and LMC or its affiliates, including Eagle. In that event, we could lose the revenue we currently receive under these services agreements.

•	As discussed under “Business—The Acquisition,” to minimize our exposure to any past business underwritten by KEIC, we entered into an arrangement with LMC at the time of the Acquisition requiring LMC to indemnify us in the event of adverse development of the loss reserves in KEIC’s balance sheet as they existed on the date of closing of the Acquisition. We refer to this arrangement as the adverse development cover. To support LMC’s obligations under the adverse development cover, LMC funded a trust account at the time of the Acquisition. The minimum amount that must be maintained in the trust account is equal to the greater of (a) $1.6 million or (b) 102% of the then existing quarterly estimate of LMC’s total obligations under the adverse development cover. We refer to this trust account as the collateralized reinsurance trust because the funds on deposit in the trust account serve as collateral for LMC’s potential future obligations to us under the adverse development cover. At September 30, 2005, the liability of LMC under the adverse development cover was approximately $2.9 million. LMC initially funded the trust account with $1.6 million to support its obligations under the adverse development cover. In September 2004, we and LMC retained an independent actuary to determine the appropriate amount of loss reserves that are subject to the adverse development cover as of September 30, 2004. In accordance with the terms of the protective arrangements that we have established with LMC, on December 23, 2004, LMC deposited into the collateralized reinsurance trust an additional $3.2 million, resulting in a total balance in the trust account of $4.8 million. The balance in the trust account totaled $4.9 million at September 30, 2005. If LMC is placed in receivership and the amount held in the collateralized reinsurance trust is inadequate to satisfy the obligations of LMC to us under the adverse development cover, it is unlikely that we would recover any future amounts owed by LMC to us under the adverse development cover in excess of the amounts currently held in trust because the director of the Illinois Division of Insurance would have control of the assets of LMC.

•	Some of our customers are insured under Eagle insurance policies that we service pursuant to the claims administration servicing agreement described above. Although SeaBright is a separate legal entity from LMC and its affiliates, including Eagle, Eagle’s policyholders may not readily distinguish SeaBright from Eagle and LMC if those policies are not honored in the event LMC is found to be insolvent and placed into court-ordered liquidation. If that were to occur, our market reputation, credibility and ability to renew the underlying policies could be adversely affected.

•	In connection with the Acquisition, LMC and its affiliates made various transfers and payments to SeaBright, including approximately $13.0 million under the commutation agreement and an initial amount of approximately $1.6 million to fund the collateralized reinsurance trust. In the event that LMC is placed into receivership, it is possible that a receiver or creditor could assert a claim seeking to unwind or recover these payments under applicable voidable preference and fraudulent transfer laws.
Risks Related to Our Industry
We may face substantial exposure to losses from terrorism for which we are required by law to provide coverage.
      Under our workers’ compensation policies, we are required to provide workers’ compensation benefits for losses arising from acts of terrorism. The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act. Notwithstanding the protection provided by the reinsurance we have purchased and any protection provided by the Terrorism Risk Act, the risk of severe losses to us from acts of terrorism has not been eliminated because, as discussed above, our excess of loss reinsurance treaty program contains various sub-limits and exclusions limiting our reinsurers’ obligation to cover losses caused by acts of terrorism. Furthermore, the Terrorism Risk Act is scheduled to expire on December 31, 2007 and may not be renewed, or if it is renewed, it may provide reduced protection against the financial impact of acts of terrorism. Accordingly, events may not be covered by, or may exceed the capacity of, our reinsurance protection and any protection offered by the Terrorism Risk Act or any successor legislation. Thus, any acts of terrorism could materially adversely affect our business and financial condition.
The threat of terrorism and military and other actions may result in decreases in our net income, revenue and assets under management and may adversely affect our investment portfolio.
      The threat of terrorism, both within the United States and abroad, and military and other actions and heightened security measures in response to these types of threats, may cause significant volatility and declines in the equity markets in the United States and abroad, as well as loss of life, property damage, additional disruptions to commerce and reduced economic activity. Actual terrorist attacks could cause a decrease in our stockholders’ equity, net income and/or revenue. The effects of these changes may result in a decrease in our stock price. In addition, some of the assets in our investment portfolio may be adversely affected by declines in the bond markets and declines in economic activity caused by the continued threat of terrorism, ongoing military and other actions and heightened security measures.
      We cannot predict at this time whether and the extent to which industry sectors in which we maintain investments may suffer losses as a result of potential decreased commercial and economic activity, or how any such decrease might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected.
      We can offer no assurances that terrorist attacks or the threat of future terrorist events in the United States and abroad or military actions by the United States will not have a material adverse effect on our business, financial condition or results of operations.

Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry, which may cause the price of our common stock to be volatile.
      The results of operations of companies in the insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	competition;

•	rising levels of loss costs that we cannot anticipate at the time we price our products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks;

•	changes in the level of reinsurance capacity and capital capacity;

•	changes in the amount of loss reserves resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers’ liabilities; and

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.
      The supply of insurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. During 1998, 1999 and 2000, the workers’ compensation insurance industry experienced substantial pricing competition, and this pricing competition greatly affected the ability of our predecessor to increase premiums. Beginning in 2001 we witnessed a decrease in pricing competition in the industry, which enabled us to raise our rates. Although rates for many products increased from 2000 to 2003, legislative reforms caused premium rates in certain states, including California, to decrease in 2004 and 2005, and rates may continue to decrease. In addition, the supply of insurance has and may continue to increase, either by capital provided by new entrants or by the commitment of additional capital by existing insurers, which may perpetuate rate decreases. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer submissions for our underwriting services. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance business significantly, and we expect to experience the effects of such cyclicality. This cyclicality may cause the price of our securities to be volatile.
Risks Related to Our Common Stock and this Offering
The price of our common stock may decrease after this offering.
      The trading price of shares of our common stock may decline for many reasons, some of which are beyond our control, including, among others:

•	quarterly variations in our results of operations;

•	changes in expectations as to our future results of operations, including financial estimates by securities analysts and investors;

•	announcements of claims against us by third parties;

•	changes in law and regulation;

•	results of operations that vary from those expected by securities analysts and investors; and

•	future sales of shares of our common stock.

      In addition, the stock market in recent years has experienced substantial price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of companies whose shares are traded. As a result, the trading price of shares of our common stock may decrease and you may not be able to sell your shares at or above the price you pay to purchase them.
Future sales of shares of our common stock may affect their market price and the future exercise of options may depress our stock price and result in dilution of your investment.
      We cannot predict what effect, if any, future sales of shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your shares at a time and price which you deem appropriate. See “Description of Capital Stock” and “Shares Eligible for Future Sale” for further information regarding circumstances under which additional shares of our common stock may be sold.
      Upon completion of this offering, there will be 19,811,143 shares of our common stock outstanding. If the underwriters’ over-allotment option is exercised, 20,321,143 shares of common stock will be outstanding. Moreover, 804,524 additional shares of our common stock will be issuable upon the full exercise or conversion of options outstanding at December 31, 2005. In the event that any outstanding options are exercised, you will suffer dilution of your investment. See “Description of Capital Stock” and “Underwriting.”
      We and all of our current executive officers and directors and the selling stockholders have entered into 90-day lock-up agreements as described in “Shares Eligible for Future Sale.” An aggregate of 4,678,343 shares of our common stock are subject to these lock-up agreements.
Applicable insurance laws may make it difficult to effect a change of control of our company.
      Our insurance company subsidiary is domiciled in the state of Illinois and commercially domiciled in the state of California. The insurance holding company laws of Illinois and California require advance approval by the Illinois Division of Insurance and the California Department of Insurance of any change in control of SeaBright Insurance Company. “Control” is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or of any entity that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of SeaBright Insurance Company, including a change of control of us, would generally require the party acquiring control to obtain the prior approval of the Illinois Division of Insurance and the California Department of Insurance and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals may result in a material delay of, or deter, any such transaction. See “Business— Regulation.”
      These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.
After the offering, entities affiliated with Summit Partners will still have the ability to significantly influence our business, which may be disadvantageous to other stockholders and adversely affect the trading price of our common stock.
      Upon completion of the offering, and based on the number of shares outstanding as of December 31, 2005, entities affiliated with Summit Partners, collectively, will beneficially own approximately 22.9% of our outstanding common stock, or 20.2% if the underwriters’ overallotment option is exercised in full. As a result, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. In addition, these stockholders may have interests that are different from ours. Under our amended and restated certificate of incorporation, none of the Summit entities or any director, officer, stockholder, member, manager or employee of the Summit entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Summit entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, the Summit entity will not have any duty to communicate or offer such opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty relating to such corporate opportunity. See “Description of Capital Stock— Corporate Opportunities and Transactions with Summit Partners.” Two of our directors, Peter Y. Chung and J. Scott Carter, are affiliated with Summit Partners. Our officers, directors and principal stockholders could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. Moreover, this concentration of stock ownership may make it difficult for stockholders to replace management. In addition, this significant concentration of stock ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with significant or controlling stockholders. This concentration could be disadvantageous to other stockholders with interests different from those of our officers, directors and principal stockholders and the trading price of shares of our common stock could be adversely affected. See “Principal Stockholders and Selling Stockholders” for a more detailed description of our stock ownership.
Anti-takeover provisions in our amended and restated certificate of incorporation and by-laws and under the laws of the State of Delaware could impede an attempt to replace or remove our directors or otherwise effect a change of control of our company, which could diminish the value of our common stock.
      Our amended and restated certificate of incorporation and by-laws contain provisions that may make it more difficult for stockholders to replace directors even if the stockholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a stockholder might consider favorable. For example, these provisions may prevent a stockholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future. In addition, Section 203 of the Delaware General Corporation Law may limit the ability of an “interested stockholder” to engage in business combinations with us. An interested stockholder is defined to include persons owning 15% or more of any class of our outstanding voting stock.
      Our amended and restated certificate of incorporation and by-laws contain the following provisions that could have an anti-takeover effect:

•	stockholders have limited ability to call stockholder meetings and to bring business before a meeting of stockholders;

•	stockholders may not act by written consent; and

•	our board of directors may authorize the issuance of preferred stock with such rights, powers and privileges as the board deems appropriate.
      These provisions may make it difficult for stockholders to replace management and could have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders might consider favorable.

CERTAIN IMPORTANT INFORMATION
      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling stockholders and the underwriters are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
      In this prospectus:

•	references to the “Acquisition” refer to the series of transactions occurring on September 30, 2003 described under the caption “Business— The Acquisition”;

•	references to our “predecessor,” for periods prior to the date of the Acquisition, refer collectively to PointSure Insurance Services, Inc., Eagle Pacific Insurance Company and Pacific Eagle Insurance Company;

•	references to the “Company,” “we,” “us” or “our” refer to SeaBright Insurance Holdings, Inc. and its subsidiaries, SeaBright Insurance Company and PointSure Insurance Services, Inc., and prior to the date of the Acquisition, include references to our predecessor;

•	The term “our business” refers to the business conducted by the Company since October 1, 2003 and with respect to periods prior to October 1, 2003, to the business conducted by our predecessor; and

•	references to “SeaBright” refer solely to SeaBright Insurance Holdings, Inc., unless the context suggests otherwise.

NOTE ON FORWARD-LOOKING STATEMENTS
      Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may include forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the insurance sector in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.
      All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to the following:

•	ineffectiveness or obsolescence of our business strategy due to changes in current or future market conditions;

•	increased competition on the basis of pricing, capacity, coverage terms or other factors;

•	greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data;

•	the effects of acts of terrorism or war;

•	developments in financial and capital markets that adversely affect the performance of our investments;

•	changes in regulations or laws applicable to us, our subsidiaries, brokers or customers;

•	our dependency on a concentrated geographic market;

•	changes in the availability, cost or quality of reinsurance and failure of our reinsurers to pay claims timely or at all;

•	decreased demand for our insurance products;

•	loss of the services of any of our executive officers or other key personnel;

•	the effects of mergers, acquisitions and divestitures that we may undertake;

•	changes in rating agency policies or practices;

•	changes in legal theories of liability under our insurance policies;

•	changes in accounting policies or practices; and

•	changes in general economic conditions, including inflation and other factors.
      The foregoing factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.
      If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we project. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. Before making an investment decision, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.
      Additional information concerning these and other factors is contained in our SEC filings, including, but not limited to, our 2004 Annual Report on Form 10-K.

USE OF PROCEEDS
      We estimate our net proceeds from this offering will be approximately $51.9 million, based on an assumed public offering price of $16.32 per share (the last reported sale price of our common stock on the Nasdaq National Market on January 13, 2006) and after deducting the underwriting discounts and commissions and an estimate of the offering expenses we will pay. We estimate that our net proceeds will be approximately $59.8 million if the underwriters exercise their over-allotment option in full. We intend to use substantially all of the net proceeds of this offering to contribute capital to our insurance company subsidiary to expand our business in our core markets and to facilitate expansion territorially. We will receive no proceeds from the sale of common stock by the selling stockholders.
DIVIDEND POLICY
      We do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, regulatory and other restrictions on the payment of dividends by our subsidiaries to us, and other factors that our board of directors deems relevant.
      We are a holding company and have no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries to pay dividends to us. Our subsidiary, SeaBright Insurance Company, is a regulated insurance company and therefore is subject to significant regulatory restrictions limiting its ability to declare and pay dividends.
      SeaBright Insurance Company’s ability to pay dividends is subject to restrictions contained in the insurance laws and related regulations of Illinois and California. The insurance holding company laws in these states require that ordinary dividends be reported to the Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance prior to payment of the dividend and that extraordinary dividends be submitted for prior approval. See “Business—Regulation.”
      For information regarding restrictions on the payment of dividends by us and SeaBright Insurance Company, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Business—Regulation.”

PRICE RANGE OF COMMON STOCK
      Our common stock has been listed on the Nasdaq National Market since January 21, 2005 and trades under the symbol “SEAB.” The following table sets forth for the periods indicated the high and low sales prices per share for our common stock as reported on the Nasdaq National Market during the year ended December 31, 2005:

Year Ended December 31, 2005	High	Low

First quarter (beginning January 21, 2005)	$12.60	$10.15
Second quarter	$12.45	$10.10
Third quarter	$14.69	$11.23
Fourth quarter	$17.94	$11.12

CAPITALIZATION
      The following table sets forth our consolidated capitalization as of September 30, 2005 on:

•	an actual basis; and

•	an as adjusted basis to give effect to the sale of 3,400,000 shares of common stock by us in this offering at an assumed public offering price of $16.32 per share (the last reported sale price of our common stock on the Nasdaq National Market on January 13, 2006) and after deducting estimated underwriting discounts and our estimated offering expenses and assuming the underwriters do not exercise their over-allotment option.

	As of September 30, 2005

	Actual	As Adjusted

	(Unaudited)
	(in thousands)
Debt Outstanding:
Surplus notes	$12,000	$12,000
Stockholders’ Equity:
Series A preferred stock, par value $0.01 per share; 750,000 shares authorized; no shares issued and outstanding, actual and as adjusted	$—	$—
Undesignated preferred stock, par value $0.01 per share; 10,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, par value $0.01 per share; 75,000,000 shares authorized; 16,411,143 shares issued and outstanding, actual; 19,811,143 shares issued and outstanding, as adjusted	164	198
Paid-in capital	131,474	183,303
Accumulated other comprehensive income (loss)	(972)	(972)
Retained earnings	18,995	18,995

Total stockholders’ equity	149,661	201,524

Total Capitalization	$161,661	$213,524

      The table does not reflect:

•	510,000 shares that may be issued by us pursuant to the underwriters’ over-allotment option;

•	804,524 shares that may be issued pursuant to employee and director stock options outstanding as of December 31, 2005 at a weighted average exercise price of $8.13 per share; and

•	1,054,627 additional shares available for future issuance under our 2005 Long-Term Equity Incentive Plan as of January 1, 2006.

      You should read this table in conjunction with “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes that are included elsewhere in this prospectus.

SELECTED FINANCIAL INFORMATION
      The following table sets forth selected historical financial information for the Company and its predecessor for the periods ended and as of the dates indicated. The selected income statement data for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2002 are derived from our predecessor’s audited combined financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. generally accepted accounting principles and have been audited by KPMG LLP, our independent registered public accounting firm whose report thereon is included elsewhere in this prospectus and refers to the predecessor’s adoption of Statement of Financial Accounting Standards No. 142— Goodwill and Other Intangible Assets as of January 1, 2002. The selected income statement data for the year ended December 31, 2004 and for the three months ended December 31, 2003 and the balance sheet data as of December 31, 2004 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. generally accepted accounting principles and have been audited by KPMG LLP, our independent registered public accounting firm, whose report thereon is included elsewhere in this prospectus. We derived the selected balance sheet and income statement data as of and for the nine months ended September 30, 2005 from our unaudited financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the period presented. We derived the selected income statement data for the year ended December 31, 2000 and the balance sheet data as of September 30, 2003 and December 31, 2001 and 2000 from our predecessor’s unaudited financial statements which are not included in this prospectus. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following selected financial information along with the information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined and consolidated financial statements and related notes and the reports of the independent registered public accounting firm included elsewhere in this prospectus.

	Company			Predecessor

	Nine Months		Three Months	Nine Months
	Ended	Year Ended	Ended	Ended	Year Ended December 31,
	September 30,	December 31,	December 31,	September 30,
	2005	2004	2003(1)	2003	2002		2001	2000

	(Unaudited)							(Unaudited)
	(in thousands, except share and per share data)
Income Statement Data
Gross premiums written	$140,538	$135,682	$22,154	$70,717	$106,051		$73,194	$62,878
Ceded premiums written	17,901	16,067	2,759	4,079	86,983		59,509	47,472

Net premiums written	$122,637	$119,615	$19,395	$66,638	$19,068		$13,685	$15,406

Premiums earned	$109,523	$77,960	$3,134	$36,916	$17,058		$12,638	$8,264
Net investment income	5,227	2,468	313	1,735	3,438		3,388	2,512
Net realized gains (losses) on investments	48	38	(4)	14	(4,497)		(484)	7
Claims service income	1,799	2,916	663	698	1,169		954	—
Other service income	141	794	561	—	—		—	—
Other revenue	2,860	2,493	655	1,514	1,152		3,773	6,035

Total revenues	119,598	86,669	5,322	40,877	18,320		20,269	16,818

Loss and loss adjustment expenses	74,350	53,660	3,024	25,395	4,992		8,464	4,496
Underwriting, acquisition, and insurance expenses(2)	23,074	17,854	1,789	6,979	3,681		3,409	2,975
Other expenses	4,642	4,929	812	1,791	3,339		2,123	5,522

Total expenses	102,066	76,443	5,625	34,165	12,012		13,996	12,993

Income (loss) before federal income taxes	17,532	10,226	(303)	6,712	6,308		6,273	3,825
Provision (benefit) for federal income taxes	5,541	3,020	(101)	1,996	3,018		2,676	1,384

Net income (loss)	$11,991	$7,206	$(202)	$4,716	$3,290	(7)	$3,597	$2,441

	Company			Predecessor

	Nine Months		Three Months	Nine Months
	Ended	Year Ended	Ended	Ended	Year Ended December 31,
	September 30,	December 31,	December 31,	September 30,
	2005	2004	2003(1)	2003	2002	2001	2000

	(Unaudited)						(Unaudited)
	(in thousands, except share and per share data)
Basic earnings per share	$0.79	$—	—	—	—	—	—
Diluted earnings per share	$0.75	$0.98	—	—	—	—	—
Weighted average basic shares outstanding(3)	15,201,515	—	—	—	—	—	—
Weighted average diluted shares outstanding(3)	16,007,576	7,387,276	—	—	—	—	—
Selected Insurance Ratios
Net loss ratio(4)	66.2%	65.1%	75.3%	66.9%	22.4%	59.5%	54.4%
Net underwriting expense ratio(5)	20.9%	21.9%	39.2%	18.9%	21.6%	27.0%	36.0%

Net combined ratio(6)	87.1%	87.0%	114.5%	85.8%	44.0%	86.5%	90.4%

	Company			Predecessor

	As of	As of December 31,		As of	As of December 31,
	September 30,			September 30,
	2005	2004	2003(1)	2003	2002	2001	2000

	(Unaudited)			(Unaudited)		(Unaudited)	(Unaudited)
	(in thousands)
Selected Balance Sheet Data
Investment securities available-for-sale, at fair market value	$236,194	$105,661	$51,881	$46,338	$55,891	$65,730	$31,079
Cash and cash equivalents	15,992	8,279	5,008	52,271	30,015	10,367	36,221
Reinsurance recoverables	15,297	13,484	12,050	39,676	36,617	38,145	53,961
Reinsurance recoverables from parent	—	—	—	117,942	102,107	126,584	139,934
Prepaid reinsurance	5,019	5,254	2,340	5,037	34,672	26,680	21,438
Total assets	389,640	225,818	106,080	321,537	316,821	314,082	332,540
Unpaid loss and loss adjustment expense	121,126	68,228	29,733	161,538	153,469	166,342	186,343
Unearned premiums	77,751	67,626	18,602	40,657	47,604	34,918	34,460
Total stockholders’ equity	149,661	58,370	45,605	92,856	87,772	86,825	84,271

(1)	There was no activity for SeaBright from June 19, 2003, its date of inception, through September 30, 2003.
(2)	Includes acquisition expenses such as commissions, premium taxes and other general administrative expenses related to underwriting operations in our insurance subsidiary and are included in the amortization of deferred policy acquisition costs.
(3)	There were no common shares or dilutive common stock equivalents outstanding during the three months ended December 31, 2003.
(4)	The net loss ratio is calculated by dividing loss and loss adjustment expenses for the calendar year less claims service income by the current year’s net premiums earned.
(5)	The net underwriting expense ratio is calculated by dividing net underwriting expenses less other service income by the current year’s net premiums earned.
(6)	The net combined ratio is the sum of the net loss ratio and the net underwriting expense ratio.
(7)	Net income before change in accounting principle. Our predecessor adopted Statement of Financial Accounting Standards (SFAS) No. 142 on January 1, 2002. Upon adoption of SFAS No. 142 our predecessor recognized an impairment loss of $4,731,000 related to goodwill.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and those of our predecessor, and the notes to those statements included elsewhere in this prospectus. The discussion and analysis below includes forward-looking statements that are subject to risks, uncertainties and other factors described in “Risk Factors” that could cause our actual results of operations, performance and business prospects and opportunities to differ materially from those expressed in, or implied by those forward-looking statements. See “Note on Forward-Looking Statements.”
Overview
      We are a specialty provider of multi-jurisdictional workers’ compensation insurance. We are domiciled in Illinois, commercially domiciled in California and headquartered in Seattle, Washington. We are licensed in 43 states and the District of Columbia to write workers’ compensation insurance. Traditional providers of workers’ compensation insurance provide coverage to employers under one or more state workers’ compensation laws, which prescribe benefits that employers are obligated to provide to their employees who are injured arising out of or in the course of employment. We focus on employers with complex workers’ compensation exposures and provide coverage under multiple state and federal acts, applicable common law or negotiated agreements. We also provide traditional state act coverage in markets we believe are underserved. Our workers’ compensation policies are issued to employers who also pay the premiums. The policies provide payments to covered, injured employees of the policyholder for, among other things, temporary or permanent disability benefits, death benefits and medical and hospital expenses. The benefits payable and the duration of such benefits are set by statute and vary by jurisdiction and with the nature and severity of the injury or disease and the wages, occupation and age of the employee.
      We were formed in 2003 by members of our current management and entities affiliated with Summit Partners, a leading private equity and venture capital firm, for the purpose of completing a management-led buyout that closed on September 30, 2003. In the Acquisition, we acquired from LMC and certain of its affiliates the renewal rights and substantially all of the operating assets and employees of the Eagle entities. Eagle began writing specialty workers’ compensation insurance policies in the mid-1980’s. The Acquisition gave us renewal rights to an existing portfolio of business, representing a valuable asset given the renewal nature of our business, and a fully operational infrastructure that would have taken many years to develop. These renewal rights gave us access to Eagle’s customer lists and the right to seek to renew Eagle’s continuing in-force insurance contracts.
      In the Acquisition, we also acquired 100% of the issued and outstanding capital stock of KEIC and PointSure, a wholesale insurance broker and third party claims administrator. We acquired KEIC, a shell company with no in-force policies or employees, solely for the purpose of acquiring its workers’ compensation licenses in 43 states and the District of Columbia and for its certification with the United States Department of Labor. Subsequent to the Acquisition, KEIC was renamed “SeaBright Insurance Company.” SeaBright Insurance Company received an “A-” (Excellent) rating from A.M. Best following the completion of the Acquisition.
      For periods ended on or before September 30, 2003, the financial information of our predecessor discussed below represents the combined financial results of Eagle Pacific, Pacific Eagle and PointSure. For periods ended after September 30, 2003, the financial information presented below represents the consolidated financial results of SeaBright and its subsidiaries, SeaBright Insurance Company and PointSure.
      Our premiums before the Acquisition are generally not comparable to our premiums after the Acquisition because we acquired renewal rights and not the underlying policies as of the date of the Acquisition. Aspects of our business that are comparable with the business of our predecessor include the loss ratio and expense ratio. We believe that our loss ratio is comparable to that of our predecessor because we are insuring accounts with the same type of risk exposure in essentially the same jurisdictions as our predecessor, and we are using the same risk selection rules, underwriting guidelines and pricing models that our predecessor used. We believe that our expense ratio is comparable to that of our predecessor because we acquired the work force and substantially all of the operating assets of our predecessor, and we are following the same business model as our predecessor, which was developed by our current management. Aspects of our business that are not comparable with the business of our predecessor include: premiums earned, investment income and service income. For example, our net premiums earned for the periods immediately following the Acquisition were lower than the net premiums earned for the periods immediately prior to the Acquisition because we did not earn any premium on any of our predecessor’s policies that were in force at September 30, 2003. Our investment income is not comparable to the investment income of our predecessor because our predecessor had a significant portion of investments in cash and cash equivalents for the years presented in the selected financial information table. In contrast, our investment portfolio consists mostly of investment grade fixed income securities, which have higher yields than cash and cash equivalents. Our service income is not comparable to the service income of our predecessor because our predecessor provided only limited claims handling services for certain affiliates of LMC. In contrast, we are providing claims handling as well as policy administration and accounting services for our predecessor.
Principal Revenue and Expense Items
      We derive our revenue primarily from premiums earned, net investment income and realized gains and losses on investments, and service fee income.
      Premiums Earned. Gross premiums written include all premiums billed and unbilled by an insurance company during a specified policy period. Premiums are earned over the terms of the related policies. At the end of each accounting period, the portions of premiums that are not yet earned are included in unearned premiums and are realized as revenue in subsequent periods over the remaining terms of the policies. Our policies typically have a term of 12 months. Thus, for example, for a policy that is written on July 1, 2005, one-half of the premiums would be earned in 2005 and the other half would be earned in 2006.
      Premiums earned are the earned portion of our net premiums written. Net premiums written is the difference between gross premiums written and premiums ceded or paid to reinsurers (ceded premiums written). Our gross premiums written is the sum of both direct premiums and assumed premiums before the effect of ceded reinsurance. Assumed premiums are premiums that we have received from an authorized state-mandated pool.
      We earn our direct premiums written from our maritime, alternative dispute resolution and state act customers. We also earn a small portion of our direct premiums written from employers who participate in the Washington USL&H Assigned Risk Plan. We immediately cede 100% of those premiums, net of our expenses, and 100% of the losses in connection with that business back to the Plan. For purposes of this prospectus, premiums received from the Washington USL&H Assigned Risk Plan are included in gross premiums written but excluded from direct premiums written.
      Net Investment Income and Realized Gains and Losses on Investments. We invest our statutory surplus and the funds supporting our insurance liabilities (including unearned premiums and unpaid loss and loss adjustment expenses) in cash, cash equivalents and fixed income securities. Our investment income includes interest earned on our invested assets. Realized gains and losses on invested assets are reported separately from net investment income. We earn realized gains when invested assets are sold for an amount greater than their amortized cost in the case of fixed maturity securities and recognize realized losses when investment securities are written down as a result of an other-than-temporary impairment or sold for an amount less than their carrying cost.

      Claims Service Income. Substantially all of our claims service income is from contracts we have with LMC to provide claims handling services for the policies written by the Eagle entities prior to the Acquisition. The claims service income we receive for providing these services approximates our costs and will substantially decrease over the next several years as transactions related to the Eagle entities diminish.
      Other Service Income. Following the Acquisition, we entered into servicing arrangements with LMC to provide policy administration and accounting services for the policies written by the Eagle entities prior to the Acquisition. The fee income we receive for providing these services approximates our costs and will substantially decrease over the next several years as transactions related to the Eagle entities diminish.
      Our expenses consist primarily of:
      Loss and Loss Adjustment Expenses. Loss and loss adjustment expenses represent our largest expense item and include (1) claim payments made, (2) estimates for future claim payments and changes in those estimates for current and prior periods and (3) costs associated with investigating, defending and adjusting claims.
      Underwriting, Acquisition and Insurance Expenses. We refer to the expenses that we incur to underwrite risks as underwriting, acquisition and insurance expenses. Underwriting expenses consist of commission expenses, premium taxes and fees and other underwriting expenses incurred in writing and maintaining our business.
      Commission Expense. We pay commission expense to our brokers for the premiums that they produce for us.
      Premium Taxes and Fees. We pay state and local taxes based on premiums, as well as licenses, fees, assessments and contributions to workers’ compensation security funds.
      Other Underwriting Expenses. Other underwriting expenses consist of general administrative expenses such as salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately, and boards, bureaus and assessments of statistical agencies for policy service and administration items such as rating manuals, rating plans and experience data.
      Interest Expense. Included in other expense is interest expense we incur on $12.0 million in surplus notes that our insurance subsidiary issued to an unrelated third party in May 2004. Interest is based on the three-month LIBOR rate plus 400 basis points and is paid quarterly in arrears.
Outlook
      We expect to contribute substantially all of the net proceeds from this offering to our insurance company subsidiary based on our assessment of the level of capital that is prudent to support our expected levels of business, applicable regulatory requirements and discussions with insurance regulatory authorities and rating agencies.
      Based on our business model and anticipated capital, we currently have the following expectations for our business:

•	Operating Leverage. We plan to target a net leverage ratio, as measured by net premiums written to statutory capital and surplus, of approximately 1.0 to 1.5. The actual net leverage ratio may vary from the target leverage ratio depending upon many factors that affect our rating with various organizations and capital adequacy requirements imposed by insurance regulatory authorities. These factors include but are not limited to the amount of statutory surplus, premium growth, quality and terms of reinsurance.

•	Investment Portfolio Leverage. As we deploy our capital, we anticipate that our ratio of invested assets to stockholders’ equity should range from approximately 1.5 to 1 to 2.1 to 1.

Key Financial Measures
      We evaluate our insurance operations by monitoring certain key measures of growth and profitability. We measure our growth by examining our gross premiums written, ceded premiums written and net premiums written. We measure our underwriting profitability by examining our loss, underwriting expense and combined ratios. On a consolidated basis, we measure our operating results by examining net income and return on average stockholders’ equity. In determining our return on average stockholders’ equity for a given year, we divide our net income by the average of the beginning and ending stockholders’ equity for that year.
      The items that influence the incurred loss and loss adjustment expenses for a given period include, but are not limited to, the following:

•	the number of exposures covered in the current year;

•	trends in the frequency and severity of claims;

•	changes in the cost of adjusting claims;

•	changes in the legal environment relating to coverage interpretation, theories of liability and jury determinations; and

•	the re-estimation of prior years’ unpaid loss and loss adjustment expenses in the current period.
      We review our estimates of ultimate loss and loss adjustment expenses quarterly, and changes in estimates are reflected in the period the additional information becomes known. We perform an actuarial analysis to determine the adequacy of our unpaid loss and loss adjustment expenses at each year end.
      Our reinsurance program significantly influences the level of net retained losses as our reinsurers, under excess of loss reinsurance agreements, assume a portion of the loss and loss adjustment expenses incurred in excess of certain loss thresholds. We remain obligated for amounts ceded in the event that the reinsurers do not meet their obligations under the agreements.
      We use independent actuaries to evaluate the adequacy of our unpaid loss and loss adjustment expenses. Because of the relative immaturity of our unpaid loss and loss adjustment expenses, actuarial techniques are applied that use the historical experience of our predecessor as well as industry information in the analysis of our unpaid loss and loss adjustment expenses. These techniques recognize, among other factors:

•	our claims experience and that of our predecessor;

•	the industry’s claims experience;

•	historical trends in reserving patterns and loss payments;

•	the impact of claim inflation;

•	the pending level of unpaid claims;

•	the cost of claim settlements;

•	legislative reforms affecting workers’ compensation; and

•	the environment in which insurance companies operate.
      Our independent actuaries provide us with a point estimate for our ultimate unpaid loss and loss adjustment expense liabilities which we use in our reserve-setting process. We do not rely on a range of estimates from our actuaries, which eliminates the need for our management to select a value within the range.

      Although many factors influence the actual cost of claims and the corresponding unpaid loss and loss adjustment expenses estimates, we do not measure and estimate values for all of these variables individually. This is due to the fact that many of the factors that are known to impact the cost of claims cannot be measured directly. This is the case for the impact on claim costs due to economic inflation, coverage interpretations and jury determinations. In most instances, we rely on historical experience or industry information to estimate values for the variables that are explicitly used in the unpaid loss and loss adjustment expenses analysis. We assume that the historical effect of these unmeasured factors, which is embedded in our experience or industry experience, is representative of future effects of these factors. Where we have reason to expect a change in the effect of one of these factors, we perform analyses to quantify the necessary adjustments. It is important to note that actual claims costs will vary from our estimate of ultimate claim costs, perhaps by substantial amounts, due to the inherent variability of the business written, the potentially significant claim settlement lags and the fact that not all events affecting future claim costs can be estimated.
      Our total unpaid loss and loss adjustment expenses as of September 30, 2005 were $121.1 million. This amount is expected to cover all future loss and loss adjustment expense payments for all claims that are known by us as of September 30, 2005, as well as claims where the injury has occurred but the claim has not been reported to us. As of September 30, 2005, we have 1,793 open claims. Accordingly, we have an average of $67,540 in unpaid loss and loss adjustment expenses per open claim as of September 30, 2005. To the extent that this average proves to be inadequate, we will experience unexpected increases in the unpaid loss and loss adjustment expenses and a reduction to income in future periods. To the extent this average is overstated, we will have redundant unpaid loss and loss adjustment expense amounts resulting in additional income in future periods. There are a number of variables that can impact the average unpaid loss and loss adjustment expenses per claim and, subsequently, the adequacy of our loss and loss adjustment expense liabilities. These include, but are not limited to:

•	trends in the frequency and severity of claims;

•	changes in the legal environment;

•	claim inflation;

•	the cost of claim settlements; and

•	legislative reforms.
      These items can influence the adequacy of our loss and loss adjustment expense liabilities individually or in combination. While the actuarial methods employed factor in amounts for these circumstances, they may prove to be inadequate. For example, there may be a number of claims where the unpaid loss and loss adjustment expenses associated with future medical treatment proves to be inadequate because the injured worker does not respond to medical treatment as expected by the claims examiner. If we assume this affects 10% of the open claims and, on average, the unpaid loss and loss adjustment expenses on these claims is 20% inadequate, this would result in our unpaid loss and loss adjustment expense liability being inadequate by $2.4 million, or 2%, as of September 30, 2005. Another example is claim inflation. Claim inflation can result from medical cost inflation or wage inflation. As discussed above, the actuarial methods employed include an amount for claim inflation based on historical experience. We assume that the historical effect of this factor, which is embedded in our experience or industry experience, is representative of future effects for claim inflation. To the extent that the historical factors, and the actuarial methods utilized, are inadequate to recognize future inflationary trends, our unpaid loss and loss adjustment expense liabilities may be inadequate. If our estimate of future medical trend is two percentage points inadequate (e.g., if we estimate a 9% annual trend and the actual trend is 11%), our unpaid loss and loss adjustment expense liability could be inadequate. The amount of the inadequacy would depend on the mix of medical and indemnity payments and the length of time until the claims are paid. If we assume that 50% of the unpaid loss and loss adjustment expense is associated with medical payments and an average payout period of 5 years, our unpaid loss and loss adjustment expense liabilities would be inadequate by $6.1 million, or 4% of stockholders’ equity, as of September 30, 2005. The impact of any reserve deficiencies, or redundancies, on our reported results and future earnings is discussed below.
      Our total unpaid loss and loss adjustment expenses as of December 31, 2004 were $68.2 million. The increase in total unpaid loss and loss adjustment expenses from December 31, 2004 to September 30, 2005 is due to our premium growth during this time period. In general, a growing company should expect to see an increase in its unpaid loss and loss adjustment expense commensurate with the growth in its premium. There were 1,024 open claims at December 31, 2004. Accordingly, on that date, we had an average of $66,602 in unpaid loss and loss adjustment expenses per open claim. This amount is higher than the value at September 30, 2005 because we had a much smaller number of open claims on December 31, 2004. With a smaller number of open claims, one large claim can have a significant effect on the average. In addition, at December 31, 2004, more weight was given to the incurred but not yet reported (sometimes referred to as IBNR) component of the unpaid loss and loss adjustment expenses due to the short period of time that we had been in operation. This can also lead to a higher average unpaid loss and loss adjustment expense per open claim. Our management strives to ensure that the actuarial work completed each quarter for unpaid loss and loss adjustment expenses enables us to adequately establish our unpaid loss and loss adjustment expense amounts so that the impact on future earnings is minimized.
      In the event our estimates of ultimate unpaid loss and loss adjustment expense liabilities prove to be greater than or less than the ultimate liability, our future earnings and financial position could be positively or negatively impacted. Future earnings would be reduced by the amount of any deficiencies in the year(s) that the claims are paid or the unpaid loss and loss adjustment expense liabilities are increased. For example, if we determined our unpaid loss and loss adjustment expense liability of $121.1 million as of September 30, 2005 to be 5% inadequate, we would experience a reduction in future earnings up to $6.1 million, depending on a number of other factors including federal income taxes. This reduction could be realized in one year or multiple years, depending on when the deficiency is identified. The deficiency would also impact our financial position in that our surplus would be reduced by an amount equivalent to the reduction in net income. Any deficiency is typically recognized in the unpaid loss and loss adjustment expense liability and, accordingly, it typically does not have a material effect on our liquidity because the claims have not been paid. Since the claims will typically be paid out over a multi-year period, we have generally been able to adjust our investments to match the anticipated future claim payments. Conversely, if our estimates of ultimate unpaid loss and loss adjustment expense liabilities prove to be redundant, our future earnings and financial position would be improved.
      Underwriting, Acquisition and Insurance Expenses. Underwriting, acquisition and insurance expenses include the costs to acquire and maintain a policy, and are included in amortization of deferred policy acquisition costs. Underwriting expenses include, but are not limited to, commissions we pay to brokers, state premium taxes and expenses of our underwriting department.
      Other Expenses. Other expenses include corporate expenses as well as interest expense on our surplus notes.
      Loss Ratio. Loss ratio is calculated by dividing loss and loss adjustment expenses for the current calendar year less claims service income by the current year’s net premiums earned. The premiums earned used in this calculation are determined on a financial reporting or calendar year basis. Claims service income is subtracted from this ratio because the loss adjustment expenses component of the ratio includes all of our expenses associated with handling our own claims as well as the claims handled under contracts with LMC and other entities. We believe that subtracting the claims service income provides a better understanding of the loss ratio for our own claims.

      Underwriting Expense Ratio. Underwriting expense ratio is the ratio (expressed as a percentage) of net underwriting expenses, less other service income, to premiums earned, and measures a company’s operational efficiency in producing, underwriting and administering its insurance business.
      Combined Ratio. Combined ratio is the sum of the loss ratio and the underwriting expense ratio and measures a company’s overall underwriting profit. If the combined ratio is at or above 100%, an insurance company cannot be profitable without investment income and may not be profitable if investment income is insufficient.
      Net Premiums Written to Statutory Surplus Ratio. The net premiums written to statutory surplus ratio represents the ratio of our insurance subsidiary’s net premiums written, after reinsurance assumed and ceded, to statutory surplus. This ratio measures our exposure to pricing errors in our current book of business. The higher the ratio the greater the impact on surplus should our prices prove inadequate.
Results of Operations
      The table below summarizes certain operating results and key measures we use in monitoring and evaluating operations, including those of our predecessor. The information is intended to assist the reader in gaining a better understanding of our results of operations, including those of our predecessor, and to summarize and supplement information contained in our financial statements.

	Company						Predecessor

	Three Months	Three Months	Nine Months	Nine Months		Three Months	Nine Months
	Ended	Ended	Ended	Ended	Year Ended	Ended	Ended	Year Ended
	September 30,	September 30,	September 30,	September 30,	December 31,	December 31,	September 30,	December 31,
	2005	2004	2005	2004	2004	2003(1)	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands)
Income Statement Data
Gross premiums written	$39,527	$22,486	$140,538	$86,096	$135,682	$22,154	$70,717	$106,051
Ceded premiums written	6,083	2,610	17,901	9,588	16,067	2,759	4,079	86,983

Net premiums written	$33,444	$19,876	$122,637	$76,508	$119,615	$19,395	$66,638	$19,068

Premiums earned	$40,719	$24,038	$109,523	$48,201	$77,960	$3,134	$36,916	$17,058
Net investment income	2,132	693	5,227	1,638	2,468	313	1,735	3,438
Net realized gains (losses) on investments	(14)	—	48	17	38	(4)	14	(4,497)
Claims service income	523	728	1,799	2,298	2,916	663	698	1,169
Other service income	41	132	141	727	794	561	—	—
Other revenue	874	492	2,860	1,800	2,493	655	1,514	1,152

Total revenues	44,275	26,083	119,598	54,681	86,669	5,322	40,877	18,320

Loss and loss adjustment expenses	27,095	16,854	74,350	34,823	53,660	3,024	25,395	4,992
Underwriting, acquisition and insurance expenses(2)	8,058	4,291	23,074	10,507	17,854	1,789	6,979	3,681
Other expenses	1,411	1,217	4,642	3,567	4,929	812	1,791	3,339

Total expenses	36,564	22,362	102,066	48,897	76,443	5,625	34,165	12,012

Income (loss) before federal income taxes	7,711	3,721	17,532	5,784	10,226	(303)	6,712	6,308
Provision (benefit) for federal income taxes	2,644	1,026	5,541	1,768	3,020	(101)	1,996	3,018

Net income (loss)	$5,067	$2,695	$11,991	$4,016	$7,206	$(202)	$4,716	$3,290	(6)

	Company						Predecessor

	Three Months	Three Months	Nine Months	Nine Months		Three Months	Nine Months
	Ended	Ended	Ended	Ended	Year Ended	Ended	Ended	Year Ended
	September 30,	September 30,	September 30,	September 30,	December 31,	December 31,	September 30,	December 31,
	2005	2004	2005	2004	2004	2003(1)	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands)
Selected Insurance Ratios
Net loss ratio(3)	65.3%	67.1%	66.2%	67.5%	65.1%	75.3%	66.9%	22.4%
Net underwriting expense ratio(4)	19.7%	17.3%	20.9%	20.3%	21.9%	39.2%	18.9%	21.6%

Net combined ratio(5)	85.0%	84.4%	87.1%	87.8%	87.0%	114.5%	85.8%	44.0%

	Company				Predecessor

	As of	As of	As of	As of	As of
	September 30,	September 30,	December 31,	December 31,	December 31,
	2005	2004	2004	2003(1)	2002

	(Unaudited)	(Unaudited)
	(in thousands)
Selected Balance Sheet Data
Investment securities available-for-sale, at fair market value	$236,194	$95,450	$105,661	$51,881	$55,891
Cash and cash equivalents	15,992	9,591	8,279	5,008	30,015
Reinsurance recoverables	15,297	10,116	13,484	12,050	36,617
Reinsurance recoverables from parent	—	—	—	—	102,107
Prepaid reinsurance	5,019	4,491	5,254	2,340	34,672
Total assets	389,640	185,200	225,818	106,080	316,821
Unpaid loss and loss adjustment expenses	121,126	51,395	68,228	29,733	153,469
Unearned premiums	77,751	49,591	67,626	18,602	47,604
Total stockholders’ equity	149,661	55,319	58,370	45,605	87,772

(1)	There was no activity for SeaBright from June 19, 2003, its date of inception, through September 30, 2003.

(2)	Includes acquisition expenses such as commissions, premium taxes and other general administrative expenses related to underwriting operations in our insurance subsidiary and are included in the amortization of deferred policy acquisition costs.

(3)	The net loss ratio is calculated by dividing loss and loss adjustment expenses for the current calendar year less claims service income by the current year’s net premiums earned.

(4)	The net underwriting expense ratio is calculated by dividing net underwriting expenses less other service income by the current year’s net premiums earned.

(5)	The net combined ratio is the sum of the net loss ratio and the net underwriting expense ratio.

(6)	Net income before change in accounting principle. Our predecessor adopted Statement of Financial Accounting Standards (SFAS) No. 142 on January 1, 2002. Upon adoption of SFAS No. 142 our predecessor recognized and impairment loss of $4,731,000 related to goodwill.
      Under reinsurance agreements, we have ceded, and our predecessor did cede, various amounts of risk to other insurance companies for the purpose of limiting the maximum potential loss arising from the underlying insurance risk. In addition to traditional third party reinsurance agreements, our predecessor entered into the agreements described below. While these agreements do not affect our results of operations subsequent to the Acquisition, they did affect our predecessor’s results.

      Our predecessor entered into quota share reinsurance agreements with LMC, whereby our predecessor ceded to LMC 80% of the net premiums written after external reinsurance, 80% of the net retained liabilities, after application of all external reinsurance, and 80% of underwriting expenses for all policies written by our predecessor from January 1, 1999 through December 31, 2002. Quota share reinsurance is a form of pro rata (proportional) reinsurance in which the reinsurer assumes an agreed percentage of each risk being insured and shares all premiums and losses accordingly with the company seeking reinsurance, called the ceding company. The unearned premium on policies in force at December 31, 2002 was still subject, subsequent to December 31, 2002, to the terms of the quota share reinsurance treaties and was subsequently earned in 2003.
      Our predecessor also entered into excess of loss reinsurance agreements with LMC whereby LMC reinsured the excess liability that may have accrued to our predecessor by reason of the net retained liability of our predecessor under the quota share reinsurance agreements. Excess of loss reinsurance is reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is call an “attachment level” or “retention.” The agreements applied to all policies written by our predecessor from January 1, 1999 through December 31, 2002. Our predecessor was not entitled to make a claim under these agreements unless the combined ratio (loss ratio plus underwriting expense ratio) with respect to the net retained liability under the quota share reinsurance agreements exceeded 115% on a paid basis.
      Effective January 1, 1999, our predecessor entered into retroactive loss portfolio transfer reinsurance agreements with LMC. The agreements called for our predecessor to cede to LMC the net retained liability for losses for the policies and losses with dates of accident on or before December 31, 1998 and for LMC to assume from our predecessor 100% of the net retained liability relating to those losses. Simultaneous with this cession, our predecessor transferred assets representing 100% of the unpaid loss and loss adjustment expenses. Subsequent to January 1, 1999, there has been adverse development of approximately $24.4 million through December 31, 2002 on the transferred unpaid loss and loss expenses. The deferred gains are amortized using the recovery method, which considers the actual recoveries at a particular calculation date in relation to the total estimated recoveries as of that date. The amortization (accretion) related to deferred gains of $131,000 and $(1,537,000) was considered other income (expense) for the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively.

Three month and nine month periods ended September 30, 2005 and 2004
      Gross Premiums Written. Gross premiums written for the three months ended September 30, 2005 totaled $39.5 million, an increase of $17.0 million, or 75.6%, from $22.5 million in the same period of 2004. For the nine months ended September 30, 2005, gross premiums written totaled $140.5 million, an increase of $54.4 million, or 63.2%, from $86.1 million in the same period in 2004. We began writing new insurance contracts on October 1, 2003 and began renewing some of the existing contracts of our predecessor expiring after that date. The three months ended September 30, 2004 was only our fourth quarter of operations as SeaBright Insurance Company. A significant portion of the 2005 increase in gross premiums written was attributable to our expansion in California state act contractor business, which accounted for approximately 59.7% and 59.6% of premiums written in the three month and nine month periods ended September 30, 2005, respectively, compared to approximately 60.5% and 48.8% in the three month and nine month periods ended September 30, 2004, respectively.
      On May 31, 2005, the California Insurance Commissioner issued a decision adopting an advisory pure premium rate reduction of 18% for California workers’ compensation policies incepting on or after July 1, 2005. The decision was issued in response to reductions in 2004 workers’ compensation claim costs in California, as well as anticipated future claim cost reductions, as a result of reform legislation enacted primarily in 2003 and 2004. The California Insurance Commissioner’s decision is advisory only and insurance companies may choose whether or not to adopt the new rates. On June 6, 2005, after completing a study of our California loss data, we filed with the California Department of Insurance our rates for new and renewal workers’ compensation insurance policies written in California on or after July 1, 2005. The filing was approved on June 28, 2005. The new rates reflect an average reduction of 14.2% from prior rates and are in response to emerging favorable trends in loss costs resulting from reform legislation. Previously, we filed for average reductions of 9.0% and 2.2%, effective July 1, 2004 and January 1, 2005, respectively.
      On September 15, 2005, the Workers’ Compensation Insurance Rating Bureau (the “WCIRB”), an industry-backed private organization that provides statistical analysis, submitted an amended filing with the California Insurance Commissioner recommending a 15.9% decrease in advisory pure premium rates on new and renewal policies effective January 1 2006. As described above, such rates, if adopted by the California Insurance Commissioner, are advisory only and insurance companies may choose whether or not to adopt the new rates. The rate decrease was proposed following the WCIRB’s review of accident year experience valued as of June 30, 2005 and the cost impact of the January 1, 2005 permanent disability rating schedule. On November 10, 2005, the Commissioner recommended a 15.3% decrease in rates, and on November 28, 2005, we filed new rates reflecting an average reduction of 11.8% from prior rates for new and renewal workers’ compensation insurance policies written in California on or after January 1, 2006. The filing was approved on December 22, 2005. We expect these reductions in premium revenue from rate reductions approved in California on June 28, 2005 and December 22, 2005 to be offset by a reduction in claim costs. Therefore, we do not expect these rate reductions to have a significant negative impact on our financial position or results of operations. If the anticipated claim cost reductions are not realized, we may file new rates to increase our pure premium rates accordingly. Rate reductions have also been proposed in other states in which we operate. At this time, we are unable to predict the impact that the proposed rate reductions, if approved in other states and adopted by us, might have on our future financial position and results of operations.
      Net Premiums Written. Net premiums written totaled $33.4 million for the three months ended September 30, 2005 compared to $19.9 million in the same period in 2004, representing an increase of $13.5 million, or 67.8%. For the nine months ended September 30, 2005, net premiums written totaled $122.6 million, an increase of $46.1 million, or 60.3%, from $76.5 million in the same period in 2004. Net premiums written were affected by premiums ceded under reinsurance agreements with external reinsurers. Ceded written premiums for the nine months ended September 30, 2005 totaled $17.9 million (12.7% of gross premiums written), compared to $9.6 million (11.1% of gross premiums written) in the same period of 2004. Certain of our reinsurance contracts provide for the ceding of premiums on a direct premiums written basis, while others provide for the ceding on a direct premiums earned basis. As further described below under “Liquidity and Capital Resources,” on October 1, 2005, we entered into new reinsurance agreements that provide for reinsurance coverage up to $50.0 million per loss occurrence, subject to certain limitations, as opposed to the $100.0 million limit of coverage provided under our October 1, 2004 to October 1, 2005 treaty year reinsurance program.
      Net Premiums Earned. Net premiums earned were $40.7 million for the three months ended September 30, 2005 compared to $24.0 million for the same period in 2004, representing an increase of $16.7 million, or 69.6%. For the nine months ended September 30, 2005, net premiums earned totaled $109.5 million, an increase of $61.3 million, or 127.2%, from $48.2 million in the same period of 2004. As previously discussed, this increase was due to the increase in net premiums written and to the fact that we had been in business for only one year at September 30, 2004. We record the entire annual policy premium as unearned premium when written and earn the premium over the life of the policy, which is generally twelve months. Because we acquired renewal rights and not policies in the Acquisition, our actual results for the three month and nine month periods ended September 30, 2004 did not reflect premiums earned on any policies written prior to September 30, 2003, the date of the Acquisition.
      Net Investment Income. Net investment income was $2.1 million for the three months ended September 30, 2005 compared to $693,000 for the same period in 2004, representing an increase of $1.4 million, or 203.0%. For the nine months ended September 30, 2005, net investment income totaled

$5.2 million, an increase of $3.6 million, or 225.0%, from $1.6 million in the same period of 2004. These increases were due primarily to an increase of approximately $102.1 million, or 126.1%, in average invested funds for the nine months ended September 30, 2005 over the same period in 2004. In May 2004, SeaBright Insurance Company issued, in a private placement, $12.0 million in subordinated floating rate surplus notes due in 2034. In June 2004, we sold 51,615.25 shares of Series A convertible preferred stock to our then-existing preferred stockholders and certain members of management for total gross proceeds of $5.2 million. In January 2005, we completed the initial public offering of our common stock, resulting in net proceeds of approximately $80.8 million. Our annualized yield on average invested assets for the nine months ended September 30, 2005 was approximately 3.8% compared to approximately 2.7% for the same period in 2004.
      Service Income. Service income totaled $564,000 for the three months ended September 30, 2005 compared to $860,000 for the same period in 2004, representing a decrease of $296,000, or 34.4%. For the nine months ended September 30, 2005, service income totaled $1.9 million, a decrease of $1.1 million, or 36.7%, from $3.0 million in the same period of 2004. Our service income resulted from service arrangements we have with LMC for claims processing services, policy administration and administrative services that we performed in connection with the Eagle entities’ insurance policies. Average monthly service income declined as the volume of work decreased as a result of the run off of our predecessor’s business.
      Other Income. Other income totaled $874,000 for the three months ended September 30, 2005 compared to $492,000 for the same period in 2004, representing an increase of $382,000, or 77.6%. For the nine months ended September 30, 2005, other income totaled $2.9 million, an increase of $1.1 million, or 61.1%, from $1.8 million in the same period of 2004. Other income resulted primarily from the operations of PointSure, our wholesale insurance broker and third-party claims administrator subsidiary. The increases in other income for the three month and nine month periods ended September 30, 2005 resulted primarily from an increase in PointSure’s agency and direct billed commission income, which totaled $2.7 million for the nine months ended September 30, 2005 compared to $1.1 million in the same period of 2004, representing an increase of $1.6 million, or 145.5%. Most of this income was passed through as commission expense to brokers and producers.
      Loss and Loss Adjustment Expenses. Loss and loss adjustment expenses totaled $27.1 million for the three months ended September 30, 2005 compared to $16.9 million for the same period in 2004, representing an increase of $10.2 million, or 60.4%. For the nine months ended September 30, 2005, loss and loss adjustment expenses totaled $74.4 million, an increase of $39.6 million, or 113.8%, from $34.8 million in the same period of 2004. The higher loss and loss adjustment expenses for the quarter and nine months ended September 30, 2005 were attributable to the increase in premiums earned for the periods. Our net loss ratios for the three month and nine month periods ended September 30, 2005 were 65.3% and 66.2%, respectively, compared to 67.1% and 67.5%, respectively, for the same periods in 2004. As a result of favorable development of accident year 2004 losses, we reduced our insurance liabilities for that accident year by approximately $2.1 million in the third quarter of 2005. Offsetting this favorable development was a related reduction of $1.5 million in earned premium from retrospective policies and an increase of $281,000 in liabilities for unallocated loss adjustment expenses.
      As a result of the impact of regulatory reforms enacted in California primarily in 2003 and 2004, we used a selected current accident year loss ratio, excluding unallocated loss adjustment expenses, of 60.0% compared to a current accident year loss ratio of 62.0% used in 2004. Unallocated loss adjustment expenses were reserved at a rate of eight percent of direct loss liabilities. The increase in loss and loss adjustment expenses was also influenced by insurance liabilities related to business assumed from the NCCI residual market pool in eight states in which we do business. The net loss ratio on this business for the nine months ended September 30, 2005 was approximately 73.6%.
      At September 30, 2005, we had recorded a receivable from LMC, and an associated reduction in loss and loss adjustment expenses, of approximately $2.9 million for adverse loss development since the date of the Acquisition, according to the terms of the adverse development cover. If LMC fails to pay its obligation under the adverse development cover, we do not expect such failure to have a material adverse impact on our financial position or results of operations since this amount is fully secured by the collateralized reinsurance trust, the balance of which was approximately $4.9 million at September 30, 2005.
      Underwriting Expenses. Underwriting expenses totaled $8.1 million for the three months ended September 30, 2005 compared to $4.3 million for the same period in 2004, representing an increase of $3.8 million, or 88.4%. For the nine months ended September 30, 2005, underwriting expenses totaled $23.1 million, an increase of $12.6 million, or 120.0%, from $10.5 million in the same period of 2004. Our net underwriting expense ratios for the three month and nine month periods ended September 30, 2005 were 19.7% and 20.9%, compared to 17.3% and 20.3% for the same periods in 2004. The primary reasons for the increases in our net underwriting expense ratio were a reduction in other service income (an offset to underwriting expenses) of approximately $586,000 for the nine months ended September 30, 2005 (accounting for an increase of approximately 0.5% in our net underwriting expense ratio) and an increase in our average net commissions for the same period of approximately 1.6 percentage points, offset by reductions in taxes, licenses and fees and other underwriting expense as a percentage of net premiums earned. The 17.3% underwriting expense ratio in the three months ended September 30, 2004 reflected a one-time adjustment of our expense accrual and was not representative of our run rate.
      Other Expenses. Other expenses totaled $1.4 million for the three months ended September 30, 2005 compared to $1.2 million for the same period in 2004, representing an increase of $0.2 million, or 16.7%. For the nine months ended September 30, 2005, other expenses totaled $4.6 million, an increase of $1.0 million, or 27.8%, from $3.6 million in the same period of 2004. These increases resulted primarily from an increase in PointSure’s operating expenses and interest expense related to $12.0 million in surplus notes issued by our insurance subsidiary in May 2004. As explained above under “Other Income,” the majority of the increase was due to an increase in PointSure’s commission expense, which totaled $2.7 million for the nine months ended September 30, 2005 compared to $989,000 in the same period of 2004, representing an increase of $1.7 million, or 171.9%. Most of this expense was a pass-through of agency and direct billed commission income received from insurance companies.
      Federal Income Tax Expense. The effective tax rate for the nine months ended September 30, 2005 was 31.6%, compared to 30.6% for the same period in 2004. The effective tax rate for the third quarter of 2005 was 34.3%. The higher quarterly rate reflected adjustments to increase our estimated annual effective tax rate as a result of lower-than-anticipated tax exempt interest income and a true-up of our 2004 taxes in connection with the filing of our 2004 Federal income tax return. At September 30, 2005, approximately 54.0% of our investment portfolio was invested in tax-exempt securities.
      Net Income. Net income was $5.1 million for the three months ended September 30, 2005, compared to $2.7 million for the same period in 2004, representing an increase of $2.4 million. Net income for the nine months ended September 30, 2005 totaled $12.0 million, an increase of $8.0 million from $4.0 million in the same period of 2004. The increase in net income resulted primarily from increases in premiums earned and investment income for the period, offset by decreases in service income and increases in loss and loss adjustment expenses, underwriting acquisition and insurance expenses, and other expenses, including interest expense related to the surplus notes.

Year Ended December 31, 2004 Compared to Three Months Ended December 31, 2003 and Predecessor Nine Months Ended September 30, 2003
      The results for the year ended December 31, 2004 and the three month period ended December 31, 2003 are the results of our operations, while the results for the nine months ended September 30, 2003 are the results of operations of our predecessor. In certain respects, our predecessor’s results of operations before the Acquisition are not comparable to our results after the

Acquisition, because we acquired renewal rights and not the underlying policies as of the date of the Acquisition. See “—Overview.” From January 1, 2004 through December 31, 2004, we had 90 customers renew under the renewal rights that we acquired in the Acquisition. The customers who renewed represented approximately 83.3% of those that were offered renewal terms, and accounted for approximately $49.7 million of the $134.5 million in direct written premiums for the year ended December 31, 2004. Policies are generally written for a twelve-month period with policy premium included in revenue in proportion to the amount of insurance protection provided. Our predecessor’s 2003 results include premiums earned in 2003 on policies written in 2003 and prior.
      Gross Premiums Written. Gross premiums written were $135.7 million for the year ended December 31, 2004 compared to our predecessor’s $70.7 million for the nine months ended September 30, 2003 and our $22.2 million for the three months ended December 31, 2003, representing a period-over-period increase of $42.8 million, or 46.1%. We began writing new insurance contracts on October 1, 2003 and began renewing some of the existing contracts of our predecessor expiring after that date. The increase in gross premiums written was due primarily to our “A-” (Excellent) rating from A.M. Best in 2004, in comparison to our predecessor’s rating of “B++” (Very Good) in the prior period and our expansion in California state act contractor business.
      Net Premiums Written. Net premiums written totaled $119.6 million for the year ended December 31, 2004 compared to our predecessor’s $66.6 million for the nine months ended September 30, 2003 and our $19.4 million for the three months ended December 31, 2003, representing a period-over-period increase of $33.6 million, or 39.1%. Net premiums written are affected by premiums ceded under reinsurance agreements. Ceded written premiums for the year ended December 31, 2004 totaled $16.1 million, or 11.9% of gross premiums written. Our predecessor’s ceded written premiums for the nine months ended September 30, 2003 totaled $4.1 million, or 5.8% of gross premiums written, and our written premium for the three months ended December 31, 2003 totaled $2.8 million, or 12.5% of gross premiums written. Our predecessor’s premiums ceded were impacted by the quota share reinsurance agreement with LMC. Our reinsurance contracts provide for the ceding of premiums on both a gross premiums written and gross premiums earned basis.
      Net Premiums Earned. Net premiums earned were $78.0 million for the year ended December 31, 2004 compared to our predecessor’s $36.9 million for the nine months ended September 30, 2003 and our $3.1 million for the three months ended December 31, 2003, representing a period-over-period increase of $38.0 million, or 95.0%. As previously discussed, we believe this increase was due primarily to the additional business we were able to write as a result of our improved A.M. Best rating over that held by our predecessor and our expansion in California state act contractor business.
      We record the entire annual policy premium as unearned premium when written and earn the premium over the life of the policy, which is generally twelve months. Because we acquired renewal rights and not policies in the Acquisition, our actual results for the year ended December 31, 2004 and the three months ended December 31, 2003 do not reflect premiums earned on any policies written prior to September 30, 2003, the date of the Acquisition.
      Net Investment Income. Net investment income was $2.5 million for the year ended December 31, 2004 compared to our predecessor’s $1.7 million for the nine months ended September 30, 2003 and our $313,000 for the three months ended December 31, 2003, resulting in a period-over-period increase of $420,000, or 25.0%. Our predecessor had $6.8 million more in average invested assets for the nine months ended September 30, 2003 than we had for the year ended December 31, 2004. However, as a result of our predecessor’s realignment of its portfolio in 2003 from fixed income securities to more short term investments, our predecessor’s yield on average invested assets for the nine months ended September 30, 2003 was approximately 1.9% compared to our yield on average invested assets for the year ended December 31, 2004 of approximately 2.9%.
      Service Income. Service income was $3.7 million for the year ended December 31, 2004 compared to our predecessor’s $698,000 for the nine months ended September 30, 2003 and our $1.2 million for the three months ended December 31, 2003, representing a period-over-period increase of $1.8 million, or 94.7%. Our service income results from service arrangements we had with LMC for claims processing services, policy administration and administrative services we perform for the Eagle entities’ insurance policies. Average monthly fees declined as the volume of work required for policy administration decreased as a result of the run off of our predecessor’s business. Our predecessor’s service income resulted from claim service fees for handling policyholder claims for certain LMC subsidiaries in Alaska and Hawaii where those subsidiaries did not have claims offices.
      Other Revenue. Other revenue was $2.5 million for the year ended December 31, 2004 compared to our predecessor’s $1.5 million for the nine months ended September 30, 2003 and our $0.7 million for the three months ended December 31, 2003, representing a period-over-period increase of $324,000, or 13.6%. Our other revenue as well as our predecessor’s other revenue resulted primarily from the operations of our non-insurance subsidiary.
      Loss and Loss Adjustment Expenses. Loss and loss adjustment expenses totaled $53.7 million for the year ended December 31, 2004 compared to our predecessor’s $25.4 million for the nine months ended September 30, 2003 and our $3.0 million for the three months ended December 31, 2003, representing a period-over-period increase of $25.3 million, or 89.1%. The higher loss and loss adjustment expenses for the year ended December 31, 2004 were attributable to the increase in premiums earned for the period. Our loss ratio for the year ended December 31, 2004 was 65.1%, compared to our predecessor’s loss ratio of 66.9% for the nine months ended September 30, 2003 and our loss ratio of 75.3% for the three months ended December 31, 2003. Our loss ratio decreased from 75.3% in the three months ended December 31, 2003 to 65.1% in the year ended December 31, 2004. Because we acquired substantially all of the workforce of our predecessor in connection with the Acquisition but none of our predecessor’s existing premiums, the costs to operate our claims department as a percentage of net premiums earned, in our initial stages of growth, were greater than they would have been had we been in existence for a full 12 months. As of December 31, 2004, we had recorded a receivable of approximately $2.9 million for adverse loss development under the adverse development cover since the date of the Acquisition. We do not expect this receivable to have any material effect on our future cash flows if LMC fails to perform its obligations under the adverse development cover. At December 31, 2004, we had access to approximately $4.8 million under the collateralized reinsurance trust in the event that LMC fails to satisfy its obligations under the adverse development cover. See the discussion under the heading “Business—The Acquisition.”
      Underwriting Expenses. Underwriting expenses totaled $17.9 million for the year ended December 31, 2004, compared to our predecessor’s $7.0 million for the nine months ended September 30, 2003 and our $1.8 million for the three months ended December 31, 2003, representing a period-over-period increase of $9.1 million, or 103.4%. Our underwriting expense ratio for the year ended December 31, 2004 was 21.9%, compared to our predecessor’s underwriting expense ratio of 18.9% for the nine months ended September 30, 2003. The increase in the underwriting expense ratio resulted primarily from the fact that we increased our staffing levels and related expenses in preparation for anticipated growth of our business. Our predecessor’s operations during the nine months ended September 30, 2003 were not expanding, as the future of the company at that time was uncertain.
      Other Expenses. Other expenses totaled $4.9 million for the year ended December 31, 2004, compared to our predecessor’s other expenses of $1.8 million for the nine months ended September 30, 2003 and our $812,000 for the three months ended December 30, 2003, representing a period-over-period increase of $2.3 million, or 88.5%. The increase resulted primarily from the amortization of intangible assets acquired in connection with the Acquisition, higher expenses associated with the operations of PointSure, our non-insurance company subsidiary, and interest expense on $12.0 million of surplus notes issued by our insurance subsidiary in May 2004. Our predecessor’s other expenses consisted primarily of operating expenses for PointSure.

      Federal Income Tax Expense. The effective tax rate for the year ended December 31, 2004 was 29.5%, compared to our predecessor’s effective tax rate of 29.4% for the nine months ended September 30, 2003. Our effective tax rate for the year ended December 31, 2004 was lower than the statutory tax rate of 34.0% primarily as a result of tax exempt interest income. Our predecessor’s effective tax rate was lower than the statutory tax rate of 34.0% primarily as a result of a decrease in the deferred tax valuation allowance.
      Net Income. Net income was $7.2 million for the year ended December 31, 2004, compared to our predecessor’s $4.7 million for the nine months ended September 30, 2003 and our net loss of $202,000 for the three months ended December 31, 2003. The 2004 increase in net income resulted primarily from the increase in premiums earned and investment income for the period, offset by related increases in loss and loss adjustment expenses; underwriting acquisition and insurance expenses; and other expenses, including interest expense related to the surplus notes and amortization expense related to intangible assets acquired in the Acquisition.

Predecessor Nine Months Ended September 30, 2003 Compared to Predecessor Year Ended December 31, 2002
      Gross Premiums Written. Our predecessor’s gross premiums written were $70.7 million for the nine months ended September 30, 2003, compared to $106.1 million in gross premiums written for the year ended December 31, 2002. Our predecessor’s average monthly gross premiums decreased 11.1% in the nine months ended September 30, 2003 compared to 2002. The decrease represented the net of the positive impact of our predecessor’s price increases averaging 16.5% for the nine months ended September 30, 2003, offset by the negative impact of our predecessor’s A.M. Best financial strength rating downgrade to “B++” in December 2002.
      Net Premiums Written. Our predecessor had $66.6 million in net premiums written for the nine months ended September 30, 2003, compared to $19.1 million for the year ended December 31, 2002. Our predecessor’s average monthly net premiums written of $7.4 million for the nine months ended September 30, 2003 compared to $1.6 million in average monthly net premiums written for the year ended December 31, 2002. This increase was attributable to the termination on January 1, 2003 of our predecessor’s inter-company quota share reinsurance agreements with LMC, which required our predecessor to cede to LMC 80.0% of the premiums written after external reinsurance, 80.0% of the net retained liabilities, after application of all external reinsurance, and 80.0% of underwriting expenses for all policies written by our predecessor from January 1, 1999 through December 31, 2002.
      Net Premiums Earned. Our predecessor had net premiums earned of $36.9 million for the nine months ended September 30, 2003, compared to $17.1 million for the year ended December 31, 2002. Our predecessor’s average monthly net premiums earned was $4.1 million for the nine months ended September 30, 2003, compared to $1.4 million in average monthly net premiums earned for the year ended December 31, 2002. The increase was attributable to the termination on January 1, 2003 of our predecessor’s inter-company quota share reinsurance agreements with LMC. For policies incepting January 1, 2003 and thereafter, since our predecessor was no longer ceding 80% of premium to LMC, our predecessor recorded the entire annual policy premium when the premium was written, but earned the premium over the life of the policy, generally twelve months. Since net premiums earned are relatively low until a company has been writing policies for a full policy cycle, the difference between written and earned is significant in the early stages.
      Net Investment Income. Our predecessor’s net investment income was $1.7 million for the nine months ended September 30, 2003 compared to $3.4 million for the year ended December 31, 2002. The average net yield declined from 4.2% in 2002 to 1.9% for the nine months ended September 30, 2003. This decline in yield was due primarily to the realignment of our predecessor’s portfolio in 2003 from fixed income securities to more short term investments, which carry lower interest rates than fixed income securities. Cash and short-term investments made up approximately 53.0% of our predecessor’s portfolio at September 30, 2003, compared to 34.9% at December 31, 2002.
      Net Realized Gains (Losses) on Investments. Our predecessor’s realized gain on investments was $14,000 for the nine months ended September 30, 2003, compared to $4.5 million in realized losses for the year ended December 31, 2002. In 2002 our predecessor realigned its portfolio with a greater emphasis on cash and short-term investments, which resulted in approximately $0.8 million in realized losses from the sale of securities with values that had declined substantially below their cost. In addition, our predecessor adjusted the carrying value of investments in equity securities by $3.6 million for other-than-temporary impairments.
      Claims Service Income. Our predecessor’s claims service income was $698,000 for the nine months ended September 30, 2003, compared to $1.2 million for the year ended December 31, 2002. The approximate 20% decline in average monthly service fee income resulted from a decline in claims serviced for LMC, as LMC stopped writing new business in 2003 and the existing claims inventory declined as claims were settled and closed.
      Other Revenue. For the nine months ended September 30, 2003, our predecessor’s other revenue was $1.5 million compared to $1.2 million for the year ended December 31, 2002. The $1.5 million and $1.2 million resulted primarily from the operations of our predecessor’s non-insurance subsidiary, which acted as a managing general underwriter for our predecessor. In 2003 our predecessor’s gross premiums were affected by the A.M. Best financial strength rating downgrade to B++, and as a result fees to its non-insurance subsidiary declined.
      Loss and Loss Adjustment Expenses. For the nine months ended September 30, 2003, the loss and loss adjustment expenses of our predecessor were $25.4 million, compared to $5.0 million for the twelve months ended December 31, 2002. The loss ratio increased from 22.5% in 2002 to 66.9% for the nine months ended September 30, 2003. During 2003, our predecessor reported favorable development of $1.5 million on prior years’ incurred losses, which was substantially below the favorable development of $8.3 million recorded in 2002.
      Underwriting, Acquisition and Insurance Expenses. For the nine months ended September 30, 2003, our predecessor’s underwriting, acquisition and insurance expenses were $7.0 million, compared to $3.7 million for the year ended December 31, 2002. The underwriting expense ratio decreased from 21.6% in 2002 to 18.9% in the 2003 period. The expenses and ratios are not comparable because of the 80% quota share reinsurance treaties with LMC, which were cancelled effective January 1, 2003 for all policies incepting after December 31, 2002. On a direct basis the expenses were $10.5 million for the nine months ended September 30, 2003 or, $1.1 million per month, compared to $17.1 million for the year ended December 31, 2002, or $1.4 million per month. The decline in average monthly expenses was due to expense control initiatives instituted in 2002 plus reduced acquisition expenses in 2003 associated with declining monthly premium volume in 2003 compared to 2002.
      Other Expenses. For the nine months ended September 30, 2003, our predecessor’s other expenses were $1.8 million compared to $3.3 million for the year ended December 31, 2002. In 2003 our predecessor’s other expenses consisted primarily of operating expenses for its non-insurance company subsidiary. For the twelve months ended December 31, 2002, our predecessor’s other expenses were primarily attributable to the operating expenses of its non-insurance subsidiary and to the method of recording the amortization of the deferred gain under our predecessor’s loss portfolio transfer agreements with LMC.
      Federal Income Tax Expense. Our predecessor’s effective tax rate was 29.4% for the nine months ended September 30, 2003, compared to 47.9% for the year ended December 31, 2002. Our predecessor’s 2003 tax rate was affected by the dividends received deduction and a decrease in the valuation allowance established for deferred tax assets. The 2002 tax rate was affected by the dividends received deduction and an increase in the valuation allowance established for deferred tax assets.

      Net Income Before Cumulative Effect of Change in Accounting Principle. Our predecessor’s net income before cumulative effect of change in accounting principle for the nine months ended September 30, 2003 was $4.7 million, compared to $3.3 million for the year ended December 31, 2002.
      Net Income (Loss). Our predecessor’s net income for the nine months ended September 30, 2003 was $4.7 million, compared to a loss of $1.4 million for the year ended December 31, 2002, due primarily to the impact of the impairment charge of $4.7 million recorded in conjunction with the adoption of SFAS No. 142, “Goodwill and Other Intangibles.”
Liquidity and Capital Resources
      Our principal ongoing sources of funds are underwriting operations, investment income and proceeds from sales and maturities of investments. Our primary uses of funds are to pay claims and operating expenses and to purchase investments.
      Our investment portfolio is structured so that investments mature periodically over time in reasonable relation to current expectations of future claim payments. Since we have a limited claims history, we have derived our expected future claim payments from industry and predecessor trends and included a provision for uncertainties. Our investment portfolio as of September 30, 2005 has an effective duration of 5.5 years with individual maturities extending out to 27 years. Currently, we make claim payments from positive cash flow from operations and invest excess cash in securities with appropriate maturity dates to balance against anticipated future claim payments. As these securities mature, we intend to invest any excess funds in investments with appropriate durations to match against expected future claim payments.
      At September 30, 2005, our investment portfolio was made up almost entirely of investment grade fixed income securities with market values subject to fluctuations in interest rates. While we have structured our investment portfolio to provide an appropriate matching of maturities with anticipated claim payments, if we decide or are required in the future to sell securities in a rising interest rate environment, we would expect to incur losses from such sales.
      Our ability to adequately provide funds to pay claims comes from our disciplined underwriting and pricing standards and the purchase of reinsurance to protect us against severe claims and catastrophic events. For the period from October 1, 2004 through October 1, 2005, our reinsurance program provided us with 100% reinsurance protection for each loss occurrence in excess of $500,000, up to $100.0 million. On October 1, 2005, we entered into new reinsurance contracts that are effective through October 1, 2006. The new program provides reinsurance coverage up to $50.0 million per loss occurrence, subject to certain limitations. We have reduced the maximum amount recoverable under our new program to $50.0 million from the $100.0 million maximum amount recoverable under our previous program primarily as a result of a reevaluation of our probable maximum loss from catastrophic events. Under the new program, we retain the first $500,000 of losses per loss occurrence. The next $500,000 of losses per occurrence (excess of the first $500,000 of losses per occurrence that we retain) are 50% reinsured, subject to an annual aggregate deductible of $1.5 million. The next $4.0 million of losses per occurrence (excess of the first $1.0 million of losses per occurrence) are reinsured, subject to an annual aggregate deductible of $2.0 million. Policies covering losses per occurrence in excess of $5.0 million up to $50.0 million contain no annual aggregate deductibles. We believe that we are sufficiently capitalized to retain the losses described above.
      Our insurance subsidiary is required by law to maintain a certain minimum level of surplus on a statutory basis. Surplus is calculated by subtracting total liabilities from total admitted assets. The National Association of Insurance Commissioners has a risk-based capital standard designed to identify property and casualty insurers that may be inadequately capitalized based on inherent risks of each insurer’s assets and liabilities and its mix of net premiums written. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. As of December 31, 2004, the last date that we were required to update the annual risk-based capital calculation, the statutory surplus of our insurance subsidiary was in excess of the prescribed risk-based capital requirements that correspond to any level of regulatory action.
      SeaBright operates as a holding company and has minimal revenue and expenses. Currently, there are no plans to have our insurance subsidiary or PointSure pay a dividend to SeaBright.
      Our consolidated net cash provided by operating activities for the nine month period ended September 30, 2005 was $57.6 million, compared to our cash flow from operations of $28.0 million for the same period in 2004. The increase resulted from a substantial increase in net income and increases in unpaid loss and loss adjustment expenses, amortization of deferred policy acquisition costs and other assets and liabilities, offset by increases in policy acquisition costs deferred, unearned premiums net of deferred premiums and premiums receivable, accrued investment income, deferred federal income tax benefit and balances related to reinsurance recoverables, all as a result of the growth of our business.
      We used net cash of $130.6 million for investing activities for the nine month period ended September 30, 2005, compared to $39.9 million for the same period in 2004. The difference between periods is primarily attributable to the fact that we invested net proceeds totaling approximately $80.8 million resulting from the sale of 8,625,000 shares of common stock in our initial public offering described below. Additionally, a portion of the increase in net written premium discussed earlier was also invested to provide for the future payment of claims.
      For the nine months ended September 30, 2005, financing activities provided cash of $80.8 million, primarily from the sale of 8,625,000 shares of common stock in our initial public offering described below. For the nine months ended September 30, 2004, $12.0 million of cash was provided from the issuance of surplus notes and $5.2 million was provided from the issuance of shares of preferred stock. Debt issuance costs associated with the surplus notes totaled approximately $591,000.
      On May 26, 2004, our insurance subsidiary issued an aggregate principal amount of $12.0 million in floating rate surplus notes due 2034 to ICONS, LTD in a transaction in which Morgan Stanley & Co. Incorporated and Cochran Caronia Securities LLC acted as placement agents. Quarterly interest payments are expected to be made from cash flow from operations.
      On January 26, 2005, we closed the initial public offering of 8,625,000 shares of our common stock, including the underwriters’ over-allotment option to purchase 1,125,000 shares of our common stock, at a price of $10.50 per share for net proceeds of approximately $80.8 million, after deducting underwriters’ fees, commissions and offering costs totaling approximately $9.8 million. On January 26, 2005, we contributed approximately $74.8 million of the net proceeds to SeaBright Insurance Company. We are using the remaining net proceeds for general corporate purposes, including supporting the growth of PointSure. In connection with the initial public offering, all 508,365.25 outstanding shares of our Series A convertible preferred stock were converted into 7,777,808 shares of common stock.
Investment Portfolio
      Our investment strategy is designed to capitalize on our strategy of generating positive cash flow from our underwriting activities. Our first priority is preservation of capital, with a secondary focus on maximizing appropriate risk adjusted return. We seek to maintain sufficient liquidity from operations, investing and financing activities to meet our anticipated insurance obligations and operating and capital expenditure needs. Our fixed-income portfolio is rated investment grade to protect invested assets. We believe that our investment portfolio is highly liquid and consists of readily marketable, investment grade fixed-income securities. Our investment portfolio is managed by two independent investment advisors that operate under investment guidelines approved by our board of directors. In addition, we employ diversification rules and balance the investment credit risk and related underwriting risks to minimize total potential exposure to any one security or business sector. Our cash and investment portfolio had a market value of $252.2 million as of September 30, 2005, and is summarized by type of investment as follows:

	Amount	Percent of Portfolio

	(in thousands)
Fixed-income:
U.S. Treasury securities and obligations of U.S. governmental agencies	$31,228	12.4%
Corporate securities	31,763	12.6
Mortgage pass-through securities	33,878	13.4
Asset-backed securities	8,094	3.2
Collateralized mortgage obligations	3,784	1.5
Tax-exempt municipal securities	127,447	50.5

Total fixed-income	236,194	93.6
Cash and cash equivalents	15,992	6.4

Total	$252,186	100.0%

      As of September 30, 2005, our fixed-income portfolio of $236.2 million represented 93.6% of the carrying value of our total of cash and investments as of September 30, 2005. Standard & Poor’s Rating Services (“Standard & Poor’s”) or Moody’s Investors Service, Inc. (“Moody’s”) rated 100% of the securities in our portfolio “A” or better. The following is a summary of the credit quality of our fixed-income portfolio as of September 30, 2005:

Credit Rating	Percentage

“AAA”	72.3%
“AA”	14.3
“A”	13.4

Total	100.0%

      As of September 30, 2005, our investment portfolio contained corporate fixed-income securities with a fair value of $31.8 million. The following is a summary of these securities by industry segment as of September 30, 2005:

Industry Segment	Percentage

Financial	40.4%
Capital goods	20.0
Communications	10.7
Utilities	9.7
Consumer, cyclical	7.8
Transportation	5.6
Consumer, non-cyclical	4.2
Technology	1.6

Total	100.0%

      As of September 30, 2005, our investment portfolio contained $45.8 million of mortgage-backed, asset-backed and collateralized mortgage obligations. Of these securities, all were rated “AAA” by Standard & Poor’s or the equivalent rating by Moody’s. These securities are publicly traded and had fair values obtained from an independent pricing service. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. We had no derivative financial instruments, real estate or mortgages in the investment portfolio as of September 30, 2005.
      We regularly evaluate the investment portfolio to identify other-than-temporary impairments of individual securities. We consider many factors in determining if an other-than-temporary impairment exists, including:

•	the length of time and extent to which the fair value of the security has been less than cost;

•	the financial condition and near-term prospects of the issuer of the security; and

•	the ability and willingness to hold the security until the fair value is expected to recover.
      Accordingly, when a decline in the value of a specific investment is considered to be “other than temporary,” a provision for impairment is charged to earnings (accounted for as realized loss) and the cost basis of that investment is reduced. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other-than-temporary impairment could be material to results of operations in a future period.
      The gross unrealized losses of our investments as of September 30, 2005 are as follows:

	Aggregate Fair	Aggregate	Fair Value as % of
	Value	Unrealized Loss	Cost Basis

Fixed maturity securities with unrealized losses:
Exceeding $50,000 at September 30, 2005 and for:
Less than one year (0 issue)	$—	$—	—
Longer than one year (1 issue)	3,128,753	(88,189)	97.3%
Less than $50,000 at September 30, 2005 (220 issues)	$233,065,400	$(1,809,375)	99.4%
      As of September 30, 2005, we held one security with an unrealized loss that was in excess of 20% of the security’s September 30, 2005 book value.
Contractual Obligations and Commitments
      The following table identifies our contractual obligations due by period as of September 30, 2005:

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(in thousands)
Long term debt obligations
Surplus notes	$12,000	$—	$—	$—	$12,000
Loss and loss adjustment expenses	121,126	17,321	58,383	17,442	27,980
Operating and lease obligations	3,458	854	2,381	223	—

Total	$136,584	$18,175	$60,764	$17,665	$39,980

      The loss and loss adjustment expense payments due by period in the table above are based upon the loss and loss adjustment expense estimates as of September 30, 2005 and actuarial estimates of expected payout patterns and are not contractual liabilities until such time deemed certain. Our contractual liability is to provide benefits under the policies. As a result, our calculation of loss and loss adjustment expense payments due by period is subject to the same uncertainties associated with determining the level of unpaid loss and loss adjustment expenses generally and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our unpaid loss and loss adjustment expense process, see “Business—Loss Reserves.” Actual payments of loss and loss adjustment expenses by period will vary, perhaps materially, from the above table to the extent that current estimates of loss and loss adjustment expenses vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See “Risk Factors—Loss reserves are based on estimates and may be inadequate to cover our actual losses” for a discussion of the uncertainties associated with estimating unpaid loss and loss adjustment expenses.
Off-Balance Sheet Arrangements
      As of September 30, 2005, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Policies
      It is important to understand our accounting policies in order to understand our financial statements. We consider some of these policies to be critical to the presentation of our financial results, since they require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the financial reporting date and throughout the period being reported upon. Some of the estimates result from judgments that can be subjective and complex, and consequently, actual results reflected in future periods might differ from these estimates.
      The most critical accounting policies involve the reporting of unpaid loss and loss adjustment expenses, including losses that have occurred but were not reported to us by the financial reporting date; the amount and recoverability of reinsurance recoverable balances; accounting for our adverse development cover; deferred policy acquisition costs; deferred taxes; goodwill and other intangible assets; retrospective premiums; earned but unbilled premiums; and the impairment of investment securities. The following should be read in conjunction with the notes to our financial statements.
      Unpaid Loss and Loss Adjustment Expenses. Unpaid loss and loss adjustment expenses represent our estimate of the expected cost of the ultimate settlement and administration of losses, based on known facts and circumstances. Included in unpaid loss and loss adjustment expenses are amounts for case-based insurance liabilities, including estimates of future developments on these claims; claims incurred but not yet reported to us; second injury fund assessments; allocated claim adjustment expenses; and unallocated claim adjustment expenses. We use actuarial methodologies to assist us in establishing these estimates, including judgments relative to estimates of future claims severity and frequency, length of time to achieve ultimate resolution, judicial theories of liability and other third-party factors that are often beyond our control. Due to the inherent uncertainty associated with the cost of unsettled and unreported claims, the ultimate liability may differ materially from the original estimates. These estimates are regularly reviewed and updated and any resulting adjustments are included in the current period’s operating results. Because of the relative immaturity of our unpaid loss and loss adjustment expense data, actuarial techniques are applied that use the historical experience of our predecessor as well as industry information in the analysis of our unpaid loss and loss adjustment expenses.
      Reinsurance Recoverables. Reinsurance recoverables on paid and unpaid losses represent the portion of the loss and loss adjustment expenses that is assumed by reinsurers. These recoverables are reported on our balance sheet separately as assets, as reinsurance does not relieve us of our legal liability to policyholders and ceding companies. We are required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. Reinsurance recoverables are determined based in part on the terms and conditions of reinsurance contracts, which could be subject to interpretations that differ from ours based on judicial theories of liability. In addition, we bear credit risk with respect to the reinsurers, which can be significant considering that some of the unpaid loss and loss adjustment expenses remain outstanding for an extended period of time.
      Adverse Development Cover. The unpaid loss and loss adjustment expenses subject to the adverse development cover with LMC is calculated on a quarterly basis using generally accepted actuarial methodologies. Amounts recoverable in excess of acquired insurance liabilities at September 30, 2003 are recorded gross in unpaid loss and loss adjustment expenses in accordance with SFAS No. 141, “Business Combinations,” with a corresponding amount receivable from the seller. Amounts are shown net in the statement of operations.
      Deferred Policy Acquisition Costs. We defer commissions, premium taxes and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. These costs are capitalized and amortized to expense in proportion to the recognition of premiums earned. The method followed in computing deferred policy acquisition costs limits the amount of these deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, anticipated losses and settlement expenses and certain other costs that we expect to incur as the premium is earned. Judgments as to ultimate recoverability of these deferred costs are highly dependent upon estimated future loss costs associated with the premiums written.
      Deferred Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.
      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. If necessary, we would establish a valuation allowance to reduce the deferred tax assets to the amounts more likely than not to be realized.
      Goodwill and Other Intangible Assets. Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but are instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”
      Retrospective Premiums. Retrospective premiums for primary and reinsured risks are included in income as earned on a pro rata basis over the effective period of the respective policies. Earned premiums on retrospectively rated policies are based on the Company’s estimate of loss experience as of the measurement date. Unearned premiums are deferred and include that portion of premiums written that is applicable to the unexpired period of the policies in force and estimated adjustments of premiums on policies that have retrospective rating endorsements.
      Earned But Unbilled Premiums. We estimate the amount of premiums that have been earned but are unbilled at the end of the period by analyzing historical earned premium adjustments made and applying an adjustment percentage against premiums earned for the period.
      Impairment of Investment Securities. Impairment of investment securities results in a charge to operations when the market value of a security declines to below our cost and is deemed to be other-

than-temporary. We regularly review our fixed maturity portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process, including, but not limited to, the following: the current fair value as compared to amortized cost or cost, as appropriate, of the security; the length of time the security’s fair value has been below amortized cost; our intent and ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; specific credit issues related to the issuer; and current economic conditions. In general, we focus on those securities whose fair values were less than 80% of their amortized cost or cost, as appropriate, for six or more consecutive months. Other-than-temporary impairment losses result in a permanent reduction of the carrying amount of the underlying investment. Significant changes in the factors considered when evaluating investments for impairment losses could result in a significant change in impairment losses reported in the financial statements.
Recent Accounting Pronouncements
      SFAS No. 123 (revised 2004), “Share-based Payment,” was issued in December 2004. Statement No. 123(R) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” Statement No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.
      We adopted SFAS No. 123(R) for our fiscal year that began on January 1, 2006. For periods prior to adoption, as permitted by SFAS No. 123, we accounted for share-based payments to employees using the intrinsic value method as detailed in Opinion No. 25 and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of the standard would have approximated the impact of SFAS No. 123 as described in Note 2.h. of the Notes to Unaudited Condensed Consolidated Financial Statements For the Nine Months Ended September 30, 2005 included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures About Market Risk
      Market risk is the potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk and interest rate risk.
      Credit Risk. Credit risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer. We address this risk by investing primarily in fixed-income securities which are rated “A” or higher by Standard & Poor’s. We also independently, and through our outside investment managers, monitor the financial condition of all of the issuers of fixed-income securities in the portfolio. To limit our exposure to risk, we employ stringent diversification rules that limit the credit exposure to any single issuer or business sector.
      Interest Rate Risk. We had fixed-income investments with a fair value of $236.2 million at September 30, 2005 that are subject to interest rate risk. We manage the exposure to interest rate risk through a disciplined asset/liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of the liability and capital position.

      The table below summarizes our interest rate risk. It illustrates the sensitivity of the fair value of fixed-income investments to selected hypothetical changes in interest rates as of September 30, 2005. The selected scenarios are not predictions of future events, but rather illustrate the effect that such events may have on the fair value of our fixed-income portfolio.

			Hypothetical
			Percentage
			Increase
	Estimated Change		(Decrease) in
Hypothetical Change in Interest Rates	in Fair Value	Fair Value	Fair Value

	(in thousands)
200 basis point increase	$(26,805)	$209,389	(11.3)%
100 basis point increase	(13,195)	222,999	(5.6)%
No change	—	236,194	—
100 basis point decrease	13,195	249,389	5.6%
200 basis point decrease	26,805	262,999	11.3%

BUSINESS
Overview
      We are a specialty provider of multi-jurisdictional workers’ compensation insurance. Traditional providers of workers’ compensation insurance provide coverage to employers under one or more state workers’ compensation laws, which prescribe benefits that employers are obligated to provide to their employees who are injured arising out of or in the course of employment. We focus on employers with complex workers’ compensation exposures, and provide coverage under multiple state and federal acts, applicable common law or negotiated agreements. We also provide traditional state act coverage in select markets.
      We seek to develop niche products for market segments of the workers’ compensation industry that we believe are underserved. We believe this approach provides us with the best opportunity to achieve targeted, risk-adjusted returns through industry pricing cycles. We focus on select classes of policyholders that have complex and hazardous exposures that generally do not fit the traditional underwriting criteria of most insurers.
      We are able to profitably offer these products as a result of our highly-specialized underwriting, loss control and claims management expertise. We consider all of our customers on an individual basis and we conduct financial evaluations, loss exposure analyses and review of management safety controls to respond to distinctive risk characteristics. Competition in our niche markets tends to focus less on price and more on availability, service and other value-based considerations.
Our History
      In 1999, our senior management assumed responsibility for the business of our predecessor, the Eagle entities. Eagle began writing specialty workers’ compensation insurance in the maritime sector almost 20 years ago and was acquired in July 1998 by LMC and other affiliates of the Kemper Insurance Companies. We believe the growth of our predecessor’s business was limited due to rating downgrades at LMC.
      The renewal rights we acquired gave us access to Eagle’s customer lists and the right to seek to renew Eagle’s continuing insurance contracts that had in-force premiums of $93.6 million as of September 30, 2003. The fully-operational infrastructure included experienced Eagle employees with specialized underwriting, pricing and claims expertise, a number of valuable broker and customer relationships, a variety of systems, PointSure, a wholesale broker and third-party claims administrator, and workers’ compensation licenses in 43 states and the District of Columbia including certification with the United States Department of Labor.
      Since the completion of the Acquisition, our insurance company subsidiary has been rated “A –” (Excellent) from A.M. Best, which is the fourth highest of its 15 rating levels. A.M. Best ratings reflect A.M. Best’s opinion of an insurance company’s operating performance and ability to meet its obligations to policyholders and are an important factor in establishing the competitive position of insurance companies.
      On January 26, 2005, we completed our initial public offering of common stock. Our initial public offering generated net proceeds of $80.8 million, substantially all of which we contributed to the capital of our insurance subsidiary to support the growth of our business.
      Our chairman, chief executive officer and president joined Eagle in December 1998, and certain other senior members of our current management joined Eagle in 1999. The combined ratio on the Eagle book of business has improved from 176% in 1999, the first year in which our current management was responsible for the Eagle book of business, to 87% in 2004. By comparison, the industry average combined ratio was 119% in 1999 and 105% in 2004. We believe the improvement in the combined ratio has resulted primarily from our focus on the niche markets in which we currently operate and our emphasis on larger accounts and fewer customers.
      For the two-year period beginning September 30, 2003 through September 30, 2005, our in-force premiums have increased approximately 87% to $174.9 million. For the nine months ended September 30, 2005, we had gross premiums written of $140.5 million and net income of $12.0 million. Our gross premiums written refers to our direct premiums written plus assumed premiums. Our direct premiums written refers to all premiums billed by us during a specified policy period. Assumed premiums are premiums that we have received from another company under a reinsurance agreement or from an authorized state mandated pool.
      The following table shows selected quarterly operating history for our business following the Acquisition:

	Three Months Ended

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2005	2005	2005	2004	2004	2004	2004	2003

	(Unaudited)
	(in thousands)
Gross premiums written	$39,527	$56,707	$44,304	$49,585	$22,486	$39,924	$23,686	$22,154
Net premiums written	33,444	50,152	39,041	43,107	19,876	35,835	20,797	19,395
Premiums earned	40,719	39,645	29,159	29,758	24,038	15,651	8,513	3,134
Net investment income	2,132	1,796	1,299	831	693	497	448	313
Net income (loss)	5,067	4,216	2,708	3,191	2,695	967	354	(202)
Cash and investments	252,186	238,909	204,978	113,940	105,041	96,665	64,089	56,889
Total stockholders’ equity	149,661	146,855	139,630	58,370	55,319	51,338	46,416	45,605
Net loss ratio(1)	65.3%	66.3%	67.5%	61.2%	67.1%	67.6%	68.3%	75.3%
Net underwriting ratio(2)	19.7%	21.7%	21.7%	24.5%	17.3%	22.1%	25.4%	39.2%

Net combined ratio(3)	85.0%	88.0%	89.2%	85.7%	84.4%	89.7%	93.7%	114.5%
Book value per share(4)	$9.12	$8.95	$8.51	$7.50	$7.11	$6.60	$6.64	$6.53

(1)	The net loss ratio is calculated by dividing loss and loss adjustment expenses for the calendar year less claims service income by the current year’s net premiums earned.
(2)	The net underwriting expense ratio is calculated by dividing net underwriting expenses less other service income by the current year’s net premiums earned.
(3)	The net combined ratio is the sum of the net loss ratio and the net underwriting expense ratio.
(4)	Book value per share is calculated by dividing stockholders’ equity at the date indicated by the number of shares of common stock outstanding (or, prior to our initial public offering in January 2005, the common stock equivalent of preferred stock outstanding on an as-converted basis) at that date.
Competitive Strengths
      We believe we enjoy the following competitive strengths:

•	Niche Product Offering. Our specialized workers’ compensation insurance products in maritime, alternative dispute resolution and selected state act markets enable us to address the needs of underserved markets. Our management team and staff have extensive experience serving the specific and complex needs of these customers.

•	Specialized Underwriting Expertise. We identify individual risks with complex workers’ compensation needs, such as multi-jurisdictional coverage, and negotiate customized coverage plans to meet those needs. Our underwriters average over 16 years of experience underwriting workers’ compensation coverage. Our specialized underwriting expertise enables us to align our interests with those of our insureds by encouraging the insured to bear a portion of the losses sustained under the policy. Approximately 32% of our direct premiums written for the nine months ended September 30, 2005 came from such arrangements. We achieved a net loss ratio of 66% for the nine months ended September 30, 2005.

•	Focus on Larger Accounts. We target a relatively small number of larger, more safety-conscious employers (businesses with 50 to 400 employees) within our niche markets. We had 428 customers, with an average estimated annual premium size of approximately $409,000 at September 30, 2005. We believe this focus, together with our specialized underwriting expertise, increases the profitability of our book of business primarily because the more extensive loss history of larger customers enables us to better predict future losses, allowing us to price our policies more accurately. In addition, larger customers tend to purchase policies whose premiums vary based on loss experience and therefore have interests aligned with ours. Our focus on larger accounts also enables us to provide individualized attention to our customers, which we believe leads to higher satisfaction and long-term loyalty.

•	Proactive Loss Control and Claims Management. We consult with employers on workplace safety, accident and illness prevention and safety awareness training. We also offer employers medical and disability management tools that help injured employees return to work more quickly. These tools include access to a national network of physicians, case management nurses and a national discount pharmacy benefit program. Our strong focus on proven claims management practices helps to minimize attorney involvement and to expedite the settlement of valid claims. In addition, our branch office network affords us extensive local knowledge of claims and legal environments, further enhancing our ability to achieve favorable results on claims. As of September 30, 2005, approximately 96% of our total claims were handled in-house as opposed to being handled by third-party administrators. Our claims managers and claims examiners are highly experienced, with an average of over 18 years in the workers’ compensation insurance industry.

•	Acquired Book of Business Without Associated Liabilities. In the Acquisition, we acquired renewal rights with respect to policies written by the Eagle entities; we did not acquire any in-force Eagle policies or historical liabilities associated with those policies. Although we did not write our first policy until October 2003, we were able to create an established book of business comprised primarily of policies with customers with whom we had long-standing relationships and whose operations and claims histories we knew well.

•	Experienced Management Team. The members of our senior management team, consisting of John G. Pasqualetto, Richard J. Gergasko, Joseph S. De Vita, Richard W. Seelinger, Marc B. Miller, M.D., D. Drue Wax and Jeffrey C. Wanamaker, average over 24 years of insurance industry experience and over 19 years of workers’ compensation insurance experience.

•	Strong Distribution Network. We market our products through independent brokers and through PointSure, our in-house wholesale broker and third party administrator. This two-tiered distribution system provides us with flexibility in originating premiums and managing our commission expense. PointSure produced approximately 27% of our direct premiums written and 20% of our customers in the nine months ended September 30, 2005. We are highly selective in establishing relationships with independent brokers. As of September 30, 2005, we had appointed 108 independent brokers to represent our products. In addition, we negotiate commissions for the placement of all risks that we underwrite, either through independent brokers or through PointSure. For the nine months ended September 30, 2005, our ratio of commission expense to net premiums earned was 6%, excluding business assumed from the NCCI residual market pool.

Strategy
      We plan to pursue profitable growth and favorable returns on equity through the following strategies:

•	Expand Territorially. We believe our experience with maritime coverage issues in the states in which we now operate can be readily applied to other areas of the country that we do not currently serve. Nine states have enabling legislation for collectively bargained alternative dispute resolution that is similar to the ADR legislation in California. We plan to expand our business by writing policies in several more of the 43 states in which we are licensed to do business. In 2005, we opened offices in Chicago and Tampa to facilitate our expansion plans into the Great Lakes and the Southeast Coastal regions. We also plan to expand into the Northeast region.

•	Expand Business in Target Markets. We wrote approximately 65% of our direct premiums in California, 11% in Alaska and 8% in Hawaii for the nine months ended September 30, 2005. We believe that the proceeds from this offering will provide us with additional capital that will enable us to increase the amount of insurance business that we are able to write in these and other markets. We believe that our product offerings, combined with our specialized underwriting expertise and niche market focus, will position us to increase our market share in our target markets.

•	Increase Distribution and Leverage Key Relationships. As we expand geographically, we intend to focus our marketing efforts on developing relationships with brokers that have expertise in our product offerings. We also intend to seek strategic partnerships with unions and union employers to increase acceptance of our ADR product in new markets.

•	Effectively Manage Overall Medical Claims Cost. With the help of our chief medical officer, we plan to work within medical provider networks to develop our own network of physicians that we believe will consistently produce the best outcome for injured workers and permit them to return to work more quickly. We believe this strategy will enhance our profitability over time by reducing our overall claims cost.

•	Focus on Profitability. We intend to continue our focus on underwriting discipline and profitability. We plan to do so by selecting risks prudently, by pricing our products appropriately and by focusing on larger accounts in our target markets.

•	Continue to Develop Scalable Technology. Our in-house technology department has developed effective, customized analytical tools that we believe significantly enhance our ability to write profitable business and cost-effectively administer claims. In addition, these tools also allow for seamless connectivity with our branch offices. We intend to continue making investments in advanced and reliable technological infrastructure.
Customers
      We currently provide workers’ compensation insurance to the following types of customers:

•	Maritime employers with complex coverage needs over land, shore and navigable waters. This involves underwriting liability exposures subject to various state and federal statutes and applicable maritime common law. Our customers in this market are engaged primarily in ship building and repair, pier and marine construction and stevedoring.

•	Employers, particularly in the construction industry in California, who are party to collectively bargained workers’ compensation agreements that provide for settlement of claims out of court in a negotiated process.

•	Employers who are obligated to pay insurance benefits specifically under state workers’ compensation laws. We primarily target employers in states that we believe are underserved, such as the construction market in California, Arizona and Illinois, and the states of Hawaii and Alaska.
      Maritime Customers. Providing workers’ compensation insurance to maritime customers with multi-jurisdictional liability exposures was the core of the business of Eagle Pacific Insurance Company, which began writing specialty workers’ compensation insurance almost 20 years ago, and remains a key component of our business today. We are authorized by the U.S. Department of Labor to write maritime coverage under the USL&H Act in all federal districts, and believe we are one of the most capable underwriters in this niche in the United States. The USL&H Act is a federal law that allows for compensation to “longshoremen” employees if an injury or death occurs upon navigable waters in the United States, including any adjoining pier, wharf, dry dock, terminal, building-way, marine railway or other adjoining area customarily used by an employer in loading, unloading, repairing, dismantling or building a vessel. We also write maritime employers’ liability coverage under the Jones Act. The Jones Act is a federal law, the maritime employer provisions of which provide injured offshore workers, or seamen, with a remedy against their employer for injuries arising from negligent acts of the employer or co-workers during the course of employment on a ship or vessel.
      The availability of maritime coverage has declined in recent years due to several factors, including market tightening and insolvency of insurers providing this type of insurance. Offshore mutual organizations have increasingly become the default mechanism for insuring exposures for maritime employers due to the withdrawal of several traditional insurance carriers from this market segment. Maritime employers that obtain coverage through offshore mutual organizations are not able to rely on the financial security of a rated domestic insurance carrier. Accordingly, these employers are exposed to joint-and-several liability along with other members of the mutual organization. We offer maritime employers cost-competitive insurance coverage (usually under one policy) for liabilities under various state and federal statutes and applicable maritime common law without the uncertain financial exposure associated with joint-and-several liability. We believe we have very few competitors who focus on maritime employers with multi-jurisdictional liability exposures.
      We also provide coverage for exposures under The Outer Continental Shelf Lands Act (the “OCSLA”). The OCSLA is a federal workers’ compensation act that also provides access to the benefits defined in the USL&H Act for maritime employers with employees working on an off-shore drilling platform on the Outer Continental Shelf.
      In the nine months ended September 30, 2005, we received approximately $21.0 million, or 16.1%, of our direct premiums written from our maritime customers. We define a maritime customer as a customer whose total workers’ compensation exposure consists of at least 10% of maritime exposure. When we use the term maritime exposure in this prospectus, we refer to exposure under the USL&H Act, the Jones Act or both. Not all of the gross premiums written from our maritime customers are for maritime exposures. For the nine months ended September 30, 2005, approximately 68.8% of our direct premiums written for maritime customers were for maritime exposures. Our experience writing maritime coverage attracts maritime customers for whom we can also write state act and ADR coverage. In 2005, we hired a senior-level manager experienced in this customer segment to focus solely on developing maritime business opportunities.
      Employers Party to Collectively Bargained Workers’ Compensation Agreements. We also provide workers’ compensation coverage for employers, particularly in the construction industry in California, that are party to collectively bargained workers’ compensation agreements with trade unions, also known as alternative dispute resolution, or ADR, programs. These programs use informal arbitration instead of litigation to resolve disputes out of court in a negotiated process. Alternative dispute resolution insurance programs in California were made possible by legislation passed in 1993 and expanded by legislation passed in 2003. In 2003, these alternative dispute resolution programs became available to all unionized employees in California, where previously they were available only to unionized employees in the construction industry. We are recognized by fourteen union programs as authorized to provide coverage for employers that are party to collectively bargained workers’ compensation agreements with trade unions. We are aware of nine states in addition to California that have enabling legislation allowing for the creation of alternative dispute resolution insurance programs.
      The primary objectives of an alternative dispute resolution program are to reduce litigation costs, improve the quality of medical care, improve the delivery of benefits, promote safety and increase the productivity of union workers by reducing workers’ compensation costs. The ADR process is generally handled by an ombudsman, who is typically experienced in the workers’ compensation system. The ombudsman gathers the facts and evidence in a dispute and attempts to use his or her experience to resolve the dispute among the employer, employee and insurance carrier. If the ombudsman is unable to resolve the dispute, the case goes to mediation or arbitration.
      Alternative dispute resolution programs have had many positive effects on the California workers’ compensation process. For example, a 2004 study conducted by the California Workers’ Compensation Institute revealed that attorney involvement decreased by 72% for claims handled under ADR programs as opposed to claims handled under California’s statutory workers’ compensation system. In addition, our own California studies have revealed that after adjusting for the mix in claim type, our ADR claims had a 25.6% lower average cost per claim than our non-ADR claims. We are one of the few insurance companies that offers this product in the markets that we serve.
      In the nine months ended September 30, 2005, we received approximately $38.6 million, or 29.6%, of our direct premiums written from customers who participate in alternative dispute resolution programs. We define an ADR customer as any customer who pays us a premium for providing the customer with insurance coverage in connection with an ADR program. Not all of the gross premiums written from our ADR customers are for ADR exposures. For the nine months ended September 30, 2005, approximately 75.1% of our direct premiums written for ADR customers were for ADR exposures. Our experience writing ADR coverage attracts ADR customers for whom we can also write state act and maritime coverage. We believe we are a leading provider of this product. As awareness of this product by unions and employers increases over time, we expect to have substantial opportunities for growth in states that have passed enabling legislation.
      State Act Customers. We also provide workers’ compensation insurance to other employers who are obligated to pay benefits to employees under state workers’ compensation laws. We provide this coverage primarily for customers in the states of California, Hawaii and Alaska. We provide coverage under state statutes that prescribe the benefits that employers are required to provide to their employees who may be injured in the course of their employment. Our policies are issued to employers. The policies provide payments to covered, injured employees of the policyholder for, among other things, temporary or permanent disability benefits, death benefits, medical benefits and hospital expenses. The benefits payable and the duration of these benefits are set by statute and vary by state and with the nature and severity of the injury or disease and the wages, occupation and age of the employee. We are one of a few insurance carriers that have a local claim office in Alaska and Hawaii and, as such, we do not need to rely on third party administrators in these two markets.
      In the nine months ended September 30, 2005, we received approximately $70.8 million, or 54.3%, of our direct premiums written from state act customers. We define a state act customer as a customer whose state act exposure arises only under state workers’ compensation laws and who is not a maritime customer or an ADR customer.
      Customer Concentration. As of September 30, 2005, our largest customer had annual direct premiums written of approximately $4.4 million, or 3.3% of our total gross premiums written. We are not dependent on any single customer which would have a material adverse effect on our business if we lost the customer. As of September 30, 2005, we had in-force premiums of $174.9 million. In-force premiums refers to our current annual gross premiums written for all customers that have active or unexpired policies, excluding premiums received from the Washington USL&H Assigned Risk Plan, and represents premiums from our total customer base. Our three largest customers have annual gross premiums written of $11.5 million, or 6.6% of our total in-force premiums as of September 30, 2005. We do not expect the size of our largest customers to increase significantly over time. Accordingly, as we grow in the future, we believe our largest customers will account for a decreasing percentage of our total gross premiums written.
Distribution
      We distribute our products primarily by identifying independent brokers with well-established maritime or construction expertise. We currently have a network of approximately 108 insurance brokers. For the nine months ended September 30, 2005, no broker, excluding PointSure, accounted for more than 7% of our direct premiums written. We do not employ sales representatives or use third-party managing general agents. The licensed insurance brokers with whom we contract are compensated by a commission set as a percentage of premiums. Our standard broker agreement does not contain a commission schedule because all commissions are specifically negotiated as part of our underwriting process. Our ratio of commissions to net premiums earned for the nine months ended September 30, 2005 was 6%, excluding business assumed from the NCCI residual market pool. For the nine months ended September 30, 2005, the accounts for 26 of our customers were written with no commissions, constituting 12.0% of our direct premiums written for that period. The brokers do not have authority to underwrite or bind coverage on our behalf, and they are contractually bound by our broker agreement.
      We also distribute our products through PointSure, our licensed in-house wholesale insurance broker and third-party administrator. PointSure is a wholly-owned subsidiary of SeaBright. PointSure has approximately 362 sub-producer agreements as of September 30, 2005. PointSure is authorized to act as an agent under corporate licenses or licenses held by one of its officers in 48 states. In addition to enhancing distribution for SeaBright Insurance Company, PointSure provides SeaBright with a cost-effective source of business. It provides the flexibility needed to avoid the costly and time consuming process of appointing brokers directly in both existing and new territories. For the nine months ended September 30, 2005, excluding premiums for the Washington USL&H Assigned Risk Plan, PointSure’s direct premiums written with SeaBright Insurance Company were $36.4 million compared to $19.4 million for the nine months ended September 30, 2004.
      PointSure acts in a variety of capacities for SeaBright Insurance Company and for third parties. PointSure provides marketing, sales, distribution, and some policyholder services for SeaBright Insurance Company to brokers that are not directly appointed with SeaBright Insurance Company. PointSure also performs services for third parties unaffiliated with SeaBright. For example, PointSure acts as a third party administrator on a fee basis for self-insured employers and as a wholesale insurance broker for non-affiliated insurance companies. For these services provided, PointSure receives commission from insurance carriers on policies placed through PointSure. Incentive commissions may also be received from non-affiliated carriers based on the achievement of certain premium growth, retention and profitability objectives. As of September 30, 2005, no incentive commissions were earned or received by PointSure.
      In addition to growing premium writings with SeaBright Insurance Company in 2005, PointSure expanded its portfolio of insurance products to accelerate income growth from sources other than SeaBright. The number of insurance companies it represents almost doubled from September 30, 2004. The new products that PointSure represents through the non-affiliated insurance companies are complementary to SeaBright, such as commercial package, commercial auto, ocean marine, and workers’ compensation insurance for risks falling outside SeaBright’s narrow risk appetite criteria due to premium size and/or classes of business. A core value proposition of PointSure is “one stop shopping” for retail brokers to efficiently procure multiple insurance policies for their clients that may not be available from insurance companies directly. For the nine months ended September 30, 2005, PointSure’s retained commission/fee income from sources other than SeaBright was $139,082, or 4.9%

of total retained commission/fee income, compared to $27,936 for the nine months ended September 30, 2004.
      SeaBright Insurance Company and PointSure have entered into a five year agency services agreement pursuant to which PointSure provides insurance services with respect to the servicing of insurance policies written by SeaBright Insurance Company, including underwriting services, collection of premium services, endorsement services, cancellation services and marketing services. All services provided by PointSure under the agreement are subject to the ultimate review and control of the board of directors of SeaBright Insurance Company. In exchange for the services it provided through May 31, 2005, under the Agreement, PointSure was entitled to receive fees equal to (1) 7.5% of direct premiums produced for business written and serviced by PointSure, (2) 2.5% of the estimated annual premiums for underwriting support for business written by SeaBright Insurance Company and (3) 1.75% of the estimated annual premium for the marketing and management of alternative dispute resolution programs. However, with respect to services which have been rendered through May 31, 2005 in connection with the Washington USL&H Act assigned risk plan, PointSure was entitled to receive 15% of direct premiums written. Under the agreement, this compensation arrangement changed to compensation on a cost incurred basis for all services PointSure provides SeaBright Insurance Company from June 1, 2005 through the remaining term of the agreement. We received regulatory approvals for the agency services agreement from the Illinois Division of Insurance and the California Department of Insurance, effective retroactively to October 1, 2003.

      The following table provides the geographic distribution of our risks insured as represented by direct premiums written by product for the nine months ended September 30, 2005.

	Direct Premiums Written (in thousands)

		Alternative
		Dispute			Percent of
State	Maritime	Resolution	State Act	Total	Total

Alaska	$1,086,756	$—	$12,979,974	$14,066,730	10.8%
Alabama	221,703	—	86,030	307,733	0.2
Arizona	(78,160)	—	1,296,486	1,218,326	0.9
California	2,751,035	28,954,296	53,654,936	85,360,267	65.4
Colorado	—	—	117,563	117,563	0.1
Florida	690,182	—	906,036	1,596,218	1.2
Georgia	50,138	—	10,500	60,638	0.1
Hawaii	965,926	—	9,798,505	10,764,431	8.3
Idaho	—	—	—	—	*
Illinois	83,127	—	312,067	395,194	0.3
Kentucky	—	—	—	—	*
Louisiana	1,453,599	—	1,102,204	2,555,803	2.0
Mississippi	131,802	—	10,300	142,102	0.1
Missouri	—	—	29,276	29,276	*
Nevada	—	—	1,139,548	1,139,548	0.9
New Jersey	547,470	—	429,610	977,080	0.7
New Mexico	—	—	118,104	118,104	0.1
Oklahoma	—	—	119,452	119,452	0.1
Oregon	124,720	—	95,534	220,254	0.2
Pennsylvania	3,311,352	—	227,633	3,538,985	2.7
South Carolina	—	—	67,502	67,502	0.1
Tennessee	—	—	31	31	*
Texas	568,408	—	4,032,993	4,601,401	3.5
Utah	—	—	709,151	709,151	0.5
Virginia	355	—	—	355	*
Washington	2,322,915	—	—	2,322,915	1.8

Total Direct Premiums Written	$14,231,328	$28,954,296	$87,243,435	$130,429,059

Percent of Total	10.9%	22.2%	66.9%	100%	100%

*	Represents less than 1% of total.
Underwriting
      We underwrite business on a guaranteed-cost basis and we also underwrite loss sensitive plans that make use of retrospective-rating plans and deductible plans. Guaranteed cost plans allow for fixed premium rates for the term of the insurance policy. Although the premium rates are fixed, the final premium on a guaranteed cost plan will vary based on the difference between the estimated term payroll at the time the policy is issued and the final audited payroll of the customer after the policy expires. Loss sensitive plans, on the other hand, provide for a variable premium rate for the policy term. The variable premium is based on the customer’s actual loss experience for claims occurring during the policy period, subject to a minimum and maximum premium. The final premium for the policy may not be known for five to seven years after the expiration of the policy, because the premium is recalculated in 12-month intervals following the expiration of the policy to reflect development on reported claims. Our loss sensitive plans allow our customers to choose to actively manage their insurance premium costs by sharing risk with us. For the nine months ended September 30, 2005, approximately 68.2% of our direct premiums written came from customers on guaranteed cost plans, with the remaining 31.8% of our direct premiums written coming from customers on loss sensitive plans.
      As opposed to using a class underwriting approach, which targets specific classes of business or industries and where the acceptability of a risk is determined by the entire class or industry, our underwriting strategy is to identify and target individual risks with specialized workers’ compensation needs. We negotiate individual coverage plans to meet those needs with competitive pricing and supportive underwriting, risk management and service. Our underwriting is tailored to each individual risk, and involves a financial evaluation, loss exposure analysis and review of management control and involvement. Each account that we underwrite is evaluated for its acceptability, coverage, pricing and program design. We do not underwrite books or blocks of business. We make significant use of risk sharing (or loss sensitive) plans to align our interests with those of the insured. Our underwriting department monitors the performance of each account throughout the coverage period, and upon renewal, the profitability of each account is reviewed and integrated into the terms and conditions of coverage going forward.
      The underwriting of each piece of business begins with the selection process. All of our underwriting submissions are initially sent to the local underwriting office based on the location of the producer. A submission is an application for insurance coverage by a broker on behalf of a prospective policyholder. Our underwriting professionals screen each submission to ensure that the potential customer is a maritime employer, an employer involved in an alternative dispute resolution program, or another employer governed by a state workers’ compensation act with a record of successfully controlling higher hazard workers’ compensation exposures. The submission must generate a minimum premium size and must not involve prohibited operations. We deem diving, ship breaking, employee leasing and asbestos and lead abatement to be prohibited operations that we generally do not insure. Once a submission passes the initial clearance hurdle, members of our loss control and underwriting departments jointly determine whether to ultimately accept the account. If our underwriting department preliminarily determines to accept the account, our loss control department conducts a prospect survey. We require a positive loss control survey before any piece of new business is bound, unless otherwise approved by our underwriting department management. Our loss control consultants independently verify the information contained in the submission and meet with our underwriters to confirm the decision to accept the account.
      To determine the premium on a particular account, we use a customized loss-rating model developed by our predecessor’s actuaries with input from our underwriting management. We compare the loss history of each customer to the expected losses underlying the rates in each state and jurisdiction. Our loss projections are based on comparing actual losses to expected losses. We estimate the annual premium by adding our expenses and profit to the loss projection selected by our underwriters. This process helps to ensure that the premiums we charge are adequate for the risk insured.
      Our underwriting department is managed by experienced underwriters who specialize in maritime and construction exposures. We have underwriting offices in Seattle, Washington; Orange, California; Anchorage, Alaska; Houston, Texas; San Francisco, California; Tampa, Florida and Chicago, Illinois. As of September 30, 2005, we had a total of 37 employees in our underwriting department, consisting of 21 underwriting professionals and 16 support-level staff members. The average length of underwriting experience of our current underwriting professionals exceeds 16 years. We use audits and “authority letters” to help ensure the quality of our underwriting decisions. Our authority letters set forth the underwriting authority for each individual underwriting staff member based on their level of experience and demonstrated knowledge of the product and market. We also maintain a table of underwriting authority controls in our custom-built quote and issue system that is designed to prevent the release of quotes that are outside an underwriter’s authority. These controls compare the underwriter’s authority for premium size, commission level, pricing deviation, plan design and coverage jurisdiction to the terms that are being proposed for the specific policyholder. This system prevents the release of final insurance proposals that are outside an underwriter’s authority without appropriate review and confirmation from our senior underwriting personnel, allowing our senior underwriting personnel to mentor and manage the individual performance of our underwriters and to monitor the selection of new accounts.
Loss Control
      We place a strong emphasis on our loss control function as an integral part of the underwriting process as well as a competitive differentiator. Our loss control department delivers risk level evaluations to our underwriters with respect to the degree of an employer’s management commitment to safety and acts as a resource for our customers to effectively support the promotion of a safe workplace. Our loss control staff has extensive experience developed from years of servicing the maritime and construction industries. Our loss control staff consists of 11 employees as of September 30, 2005, averaging 17 years of experience in the industry. We believe that this experience benefits us by allowing us to serve our customers more efficiently and effectively. Specifically, our loss control staff grades each prospective customer’s safety program elements and key loss control measures, supported with explanations in an internal report to the appropriate underwriter. Our loss control staff prepares risk improvement recommendations as applicable and provides a loss control opinion of risk with supporting comments. Our loss control staff also prepares a customized loss control service plan for each policyholder based upon identified servicing needs.
      Our loss control staff works closely with Marc B. Miller, M.D., our chief medical officer, to assist our customers in developing tailored medical cost management strategies. We believe that by analyzing our loss data, our medical management needs and the current legal and regulatory environment, our chief medical officer helps us reduce our payments for medical costs and improve the delivery of medical care to our policyholders’ employees.
      Our loss control staff conducts large loss investigation visits on site for traumatic or fatal incidents whenever possible. Our loss control staff also conducts a comprehensive re-evaluation visit prior to the expiration of a policy term to assist the underwriter in making decisions on coverage renewal.
      We have loss control staff located in Seattle, Washington; Orange, California; Houston, Texas; Chicago, Illinois, Tampa, Florida; Anchorage, Alaska; San Francisco, California; and Honolulu, Hawaii. A network of well-vetted independent consultants provides supplemental loss control service support in Alaska, California and Pennsylvania.
Pricing
      We use a loss-rating approach when pricing our products. Our underwriting department determines expected ultimate losses for each of our prospective accounts and renewals using a customized loss-rating model developed by actuaries. This loss-rating model projects expected losses for future policy periods by weighing expected losses underlying specific workers’ compensation class codes against our customer’s historical payroll and loss information. Our underwriting department uses these projections to produce an expected loss amount for each account. This loss amount provides the foundation for developing overall pricing terms for the account. After the ultimate expected losses are calculated, our underwriting department determines the appropriate premium for the risk after adding specific expense elements to the expected loss amount, including loss control expenses, commissions, reinsurance cost, taxes and underwriting margins.
      We also own a customized pricing model developed completely in-house that we use to calculate insurance terms for our loss sensitive plans. This program uses industry-published excess loss factors and tables of insurance charges, as well as company-specific expenses, to calculate the appropriate pricing terms. As discussed above under the heading “Underwriting,” our loss sensitive plans align our interests with our customers’ interests by providing our customers with the opportunity to earn a premium that would otherwise be higher than under a guaranteed cost plan if they are able to keep their losses below an expected level. The premiums for our retrospective rating loss sensitive plans are reflective of the customer’s loss experience because, beginning six months after the expiration of the relevant insurance policy, and annually thereafter, we recalculate the premium payable during the policy term based on the current value of the known losses that occurred during the policy term. Because of the long duration of our loss sensitive plans, there is a risk that the customer will fail to pay the additional premium. Accordingly, we obtain collateral in the form of letters of credit to mitigate credit risk associated with our loss sensitive plans.
      We monitor the overall price adequacy of all new and renewal policies using a weekly price monitoring report. For 2001, 2002 and the nine months ended September 30, 2003, the Eagle entities achieved renewal rate increases of 12.6%, 13.8% and 16.5%, respectively. For the three months ended December 31, 2003, SeaBright achieved renewal rate increases of 12.0%. For the year ended December 31, 2004, our rates upon renewal were down approximately 2.9%. The reduction in rates for 2004 was driven by our California business. Rates in California were decreased in 2004 to reflect the projected reduction in loss costs due to recently-enacted legislative reform bills (A.B. 227/ S.B. 228). For the nine months ended September 30, 2005, our rates upon renewal decreased by 10.4%. The decrease in 2005 reflects the continued claim savings associated with reforms from A.B. 227, S.B. 228 and S.B. 899.
Claims
      We believe we are particularly well qualified to handle multi-jurisdictional workers’ compensation claims. Our claims operation is organized around our unique product mix and customer needs. We believe that we can achieve quality claims outcomes because of our niche market focus, our local market knowledge and our superior claims handling practices. We have claims staff located in Seattle, Washington; Orange, California; Anchorage, Alaska; Honolulu, Hawaii; Houston, Texas; Tampa, Florida and Chicago, Illinois. We also maintain resident claim examiners in San Diego, California, South Carolina and Western Washington to better serve our client base.
      Our maritime claims are handled in our Seattle, Washington office. Upon completion of a thorough investigation, our maritime claims staff is able to promptly determine the appropriate jurisdiction for the claim and initiate benefit payments to the injured worker. We believe our ability to handle both USL&H Act and Jones Act claims in one integrated process results in reduced legal costs for our customers and improved benefit delivery to injured workers.
      Claims for our California alternative dispute resolution product are handled in our Orange, California office. Claims for our Florida alternative dispute resolution product will be handled in our Tampa, Florida office. By centralizing these claims in one location, we have developed tailored claim handling processes, systems and procedures. We believe this claims centralization also results in enhanced focus and improved claims execution.
      Claims for our state act products are handled in our regional claims offices located in Anchorage, Alaska; Honolulu, Hawaii; Orange, California; Houston, Texas; Chicago, Illinois and Tampa, Florida. We believe in maintaining a local market presence for our claims handling process. Our regional claims staff has developed a thorough knowledge of the local medical and legal community, enabling them to make more informed claims handling decisions.
      We seek to maintain an effective claims management strategy through the application of sound claims handling practices. We are devoted to maintaining a quality, professional staff with a high level of technical proficiency. We practice a team approach to claims management, seeking to distribute each claim to the most appropriate level of technical expertise in order to obtain the best possible outcome.

Our claims examiners are supported by claims assistants, at a ratio of approximately one claims assistant for every two claims examiners. Claims assistants perform a variety of routine tasks to assist our claims examiners. This support enables our claims examiners to focus on the more complex tasks associated with our unique products, including analyzing jurisdictional issues; investigating, negotiating and settling claims; considering causal connection issues; and managing the medical, disability, litigation and benefit delivery aspects of the claims process. We believe that it is critical for our claims professionals to have regular customer contact, to develop relationships with owners and risk management personnel of the employer and to be familiar with the activities of the employer.
      Having a highly-experienced claims staff with manageable work loads is an integral part of our business model. Our claims staff is experienced in the markets in which we compete. As of September 30, 2005, we had a total of 42 employees in our claims department, including 28 claims managers, examiners and representatives and 14 support-level staff members. Our claims managers and examiners average 21 years of experience in the insurance industry and over 18 years of experience with workers’ compensation coverage. In addition, our in-house claims examiners maintain manageable work loads so they can more fully investigate individual claims, with each claims examiner handling, on average, 97 cases at one time, as of September 30, 2005. Our target case load per claims examiner is 125, and consequently we currently have capacity to handle additional claim volume without making additions to our claims staff.
      Our claims examiners are focused on early return to work, timely and effective medical treatment and prompt claim resolution. Newly-hired examiners are assigned to experienced supervisors who monitor all activity and decision-making to verify skill levels. Like our underwriting department, we use audits and “authority letters” in our claims department to help ensure the quality of our claims decisions. The authority letters set forth the claims handling authority for each individual claims professional based on their level of experience and demonstrated knowledge of the product and market. We believe that our audits are a valuable tool in measuring execution against performance standards and the resulting impact on our business. Our home office audit function conducts an annual review of each claims office for compliance with our best claims handling practices, policies and procedures.
      Our claims staff also works closely with Marc B. Miller, M.D., our chief medical officer, to better manage medical costs. Our chief medical officer performs a variety of functions for us, including providing counsel and direction on cases involving complex medical issues and assisting with the development and implementation of innovative medical cost management strategies tailored to the unique challenges of our market niches.
      We have a modern electronic claims management system that we believe enables us to provide prompt, responsive service to our customers. We offer a variety of claim reporting options, including telephone, facsimile, e-mail and online reporting from our website. This information flows into Compass, our automated claims management system. See “—Technology.”
      In those states where we do not have claims staff, we have made arrangements with local third party administrators to handle state act claims only. As of September 30, 2005, approximately 96% of our total claims were being handled in-house as opposed to being handled by third-party administrators. To help ensure the appropriate level of claims expertise, we allow only our own claims personnel to handle maritime claims, regardless of where the claim occurs.
      Broadspire Services, a third-party claims administrator, services a small book of claims for us which we acquired in the Acquisition. As of September 30, 2005, there were 185 open claims in the book of claims being serviced by Broadspire Services.
Loss Reserves
      We maintain amounts for the payment of claims and expenses related to adjusting those claims. Unpaid losses are estimates at a given point in time of amounts that an insurer expects to pay for claims which have been reported and for claims which have occurred but are unreported. We take into consideration the facts and circumstances for each claim file as then known by our claims department, as well as actuarial estimates of aggregate unpaid losses and loss expense.
      Our unpaid losses consist of case amounts, which are for reported claims, and amounts for claims that have been incurred but have not yet been reported (sometimes referred to as IBNR) as well as adjustments to case amounts for ultimate expected losses. The amount of unpaid loss for reported claims is based primarily upon a claim-by-claim evaluation of coverage, liability or injury severity, and any other information considered pertinent to estimating the exposure presented by the claim. The amounts for unreported claims and unpaid loss adjustment expenses are determined using historical information as adjusted to current conditions. Unpaid loss adjustment expense is intended to cover the ultimate cost of settling claims, including investigation and defense of lawsuits resulting from such claims. The amount of loss reserves is determined by us on the basis of industry information, historical loss information and anticipated future conditions. Because loss reserves are an estimate of the ultimate cost of settling claims, they are closely monitored by us on a quarterly basis. We have engaged an independent actuary for these quarterly reviews as well as to prepare a complete actuarial opinion at the end of each year concerning the adequacy of loss reserves.

Reconciliation of Loss Reserves
      The table below shows the reconciliation of our loss reserves and the loss reserves of our predecessor on a gross and net basis for the periods indicated, reflecting changes in losses incurred and paid losses.

	Company			Predecessor

	Nine Months		June 19, 2003	Nine Months
	Ended	Year Ended	(inception) to	Ended	Year Ended
	September 30,	December 31,	December 31,	September 30,	December 31,
	2005	2004	2003	2003	2002

	(in thousands)
Balance, beginning of year	$68,228	$29,733	$—	$153,469	$166,342
Balance acquired at October 1, 2003	—	—	25,891	—	—
Less reinsurance recoverables:
From LMC	—	—	—	(100,670)	(114,247)
From unaffiliated reinsurers	(12,582)	(11,238)	(9,938)	(34,233)	(36,294)

Total recoverables	(12,582)	(11,238)	(9,938)	(134,903)	(150,541)

Net balance, beginning of year	55,646	18,495	15,953	18,566	15,801
Incurred related to:
Current year	76,436	53,594	3,024	26,895	13,324
Prior years	(2,086)	451	2,468	(1,500)	(8,332)
Receivable under adverse development cover	—	(385)	(2,468)	—	—

Total incurred	74,350	53,660	3,024	25,395	4,992

Paid related to:
Current year	(14,765)	(11,401)	(1,061)	(4,283)	(3,398)
Prior years	(8,726)	(5,493)	(1,889)	(3,706)	1,171

Total paid	(23,491)	(16,894)	(2,950)	(7,989)	(2,227)
Receivable under adverse development cover	—	385	2,468	—	—

Net balance, end of year	106,505	55,646	18,495	35,972	18,566

Plus reinsurance recoverables:
From LMC	—	—	—	87,677	100,670
From unaffiliated reinsurers	14,621	12,582	11,238	37,889	34,233

Total recoverables	14,621	12,582	11,238	125,566	134,903

Balance, end of period	$121,126	$68,228	$29,733	$161,538	$153,469

      Our practices for determining loss reserves are designed to set amounts that in the aggregate are adequate to pay all claims at their ultimate settlement value. Our loss reserves are not discounted for inflation or other factors.
      The columns labeled “Company” in the above table include the development of the KEIC loss reserves from September 30, 2003 (the date of the Acquisition) through September 30, 2005. See the discussion under the heading “—The Acquisition.” Prior to the Acquisition, KEIC had a limited operating history in California writing small business workers’ compensation policies and had established loss reserves in the amount of approximately $16.0 million for these policies at September 30, 2003. In an effort to minimize our exposure to this past business underwritten by KEIC and any adverse developments to KEIC’s loss reserves as they existed at the date of the Acquisition, we entered into various protective arrangements in connection with the Acquisition, including the adverse development cover and the collateralized reinsurance trust. See “—The Acquisition— Arrangements to Minimize Exposure.” For a discussion of the loss reserve development of KEIC’s loss reserves and related matters, see “—KEIC Loss Reserves.”

SeaBright Insurance Company Loss Reserves
      SeaBright Insurance Company began writing insurance policies on October 1, 2003 and has claim activity for accident years 2003, 2004 and 2005. Reserves for this business were established at December 31, 2003 for $2.1 million. As of December 31, 2004, the re-estimated liability for those reserves was $2.8 million. The $0.7 million adverse development is due to the small base of claims and losses assumed from the NCCI pool.

KEIC Loss Reserves
      Shown below is the loss development related to KEIC policies written from 2000 through 2004. The last direct policy written by KEIC was effective in May 2002 and expired in May 2003. KEIC has claim activity in accident years 2000, 2001, 2002 and 2003. The first line of the table shows, for the years indicated, the gross liability including the incurred but not reported losses as originally estimated. For example, as of December 31, 2001 it was estimated that $14.5 million would be sufficient to settle all claims not already settled that had occurred prior to December 31, 2001, whether reported or unreported. The next section of the table shows, by year, the cumulative amounts of loss reserves paid as of the end of each succeeding year. For example, with respect to the gross loss reserves of $14.5 million as of December 31, 2001, by December 31, 2004 (three years later) $8.1 million had actually been paid in settlement of the claims which pertain to the liabilities as of December 31, 2001. The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated.
      The “cumulative redundancy/ (deficiency)” represents, as of December 31, 2004, the difference between the latest re-estimated liability and the amounts as originally estimated. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate.
Analysis of KEIC Loss Reserve Development

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(in thousands)
Gross liability as originally estimated:	$3,258	$14,458	$30,748	$27,677	$22,248
Gross cumulative payments as of:
One year later	723	7,525	(4,130)	6,815
Two years later	2,070	4,443	2,283
Three years later	1,438	8,107
Four years later	1,792
Gross liability re-estimated as of:
One year later	3,013	19,562	23,374	29,063
Two years later	3,426	17,523	23,321
Three years later	3,329	18,138
Four years later	3,235
Cumulative redundancy/(deficiency):	23	(3,680)	7,427	(1,386)

      Prior to the Acquisition, KEIC had a limited operating history in California writing small business workers’ compensation policies. As of September 30, 2003, the acquired book of business related to KEIC had gross reserves of $25.9 million and net reserves of $16.0 million. The September 30, 2003 gross and net liabilities re-estimated as of December 31, 2004 are $32.2 million and $18.9 million, respectively. The adverse development on gross reserves of $6.3 million and net reserves of $2.9 million has been recorded subsequent to September 30, 2003. The adverse development on the net reserves is subject to the adverse development cover. See “—The Acquisition— Arrangements to Minimize Exposure.”
      The acquired book of business related to KEIC had gross reserves of $22.2 million as of December 31, 2004 and $18.1 million as of September 30, 2005. These reserves represent a potential liability to us if the protective arrangements that we have established prove to be inadequate. Our initial source of protection is our external reinsurance, which is described under the heading “—Reinsurance.” The total reserves net of external reinsurance at December 31, 2004 were $11.5 million and at September 30, 2005 were $8.8 million. The ceded reserves of $10.7 million as of December 31, 2004 and $9.3 million as of September 30, 2005 are subject to collection from our external reinsurers. To the extent we are not able to collect on our reinsurance recoverables, these liabilities become our responsibility. See the discussion under the heading “Risk Factors— Our loss reserves are based on estimates and may be inadequate to cover our actual losses.”
      The net reserves as of December 31, 2004 of $11.5 million and as of September 30, 2005 of $8.8 million are subject to the various protective arrangements that we entered into in connection with the Acquisition. These protective arrangements were established specifically for the purpose of minimizing our exposure to past business underwritten by KEIC and any adverse developments to KEIC’s loss reserves as they existed at the date of the Acquisition. One of our primary objectives in establishing these arrangements was to create security at the time of the Acquisition with respect to LMC’s potential obligations to us as opposed to having a mere future contractual right against LMC with respect to these obligations in the event that LMC was subsequently placed into receivership or was otherwise unwilling or unable to satisfy its obligations to us. The protective arrangements we established include a commutation agreement, an adverse development cover, a collateralized reinsurance trust and a $4.0 million escrow. These protective arrangements are described in detail under the heading “—The Acquisition— Arrangements to Minimize Exposure.”
      Due to the distressed financial condition of LMC and its affiliates, LMC is no longer writing new business and is now operating under a three-year run off plan which has been approved by the Illinois Department of Financial and Professional Regulation, Division of Insurance. If LMC is placed into receivership, various of the protective arrangements, including the adverse development cover, the collateralized reinsurance trust and the commutation agreement, could be adversely affected. If LMC is placed into receivership and the amount held in the collateralized reinsurance trust is inadequate to satisfy the obligations of LMC to us under the adverse development cover, it is unlikely that we would recover any future amounts owed by LMC to us under the adverse development cover in excess of the amounts currently held in trust because the director of the Illinois Division of Insurance would have control of the assets of LMC. In addition, it is possible that a receiver or creditor could assert a claim seeking to unwind or recover the $13.0 million payment made by LMC to us under the commutation agreement or the funds deposited by LMC into the collateralized reinsurance trust under applicable voidable preference or fraudulent transfer laws. See “Risk Factors— In the event LMC is placed into receivership, we could lose our rights to fee income and protective arrangements that were established in connection with the Acquisition, our reputation and credibility could be adversely affected and we could be subject to claims under applicable voidable preference and fraudulent transfer laws.”
      If LMC is placed into receivership in the near future, we will be responsible for the amount of any adverse development of KEIC’s loss reserves in excess of the collateral that is currently available to us, including the $4.9 million on deposit as of September 30, 2005 under the collateralized reinsurance trust and the approximately $221,000 in escrow. For example, if LMC is placed into receivership at a time when the amount on deposit in the collateralized reinsurance trust is deficient by $1.0 million, then the amount of adverse development that is not absorbed by the $4.9 million currently on deposit under the collateralized reinsurance trust will have to be taken from the approximately $221,000 in escrow, to the extent that such funds are still available. If there is adverse development on KEIC’s loss reserves subsequent to the depletion of the escrow balance and LMC is placed into receivership before addressing a deficiency in the collateralized reinsurance trust in accordance with the terms of the adverse development cover, we would have to absorb the amount of adverse development which exceeds the amount on deposit in the collateralized reinsurance trust. Because the $13.0 million that we received under the commutation agreement was not discounted for present value at the time of payment, the earnings on these funds, if any, will help us to absorb any adverse development on KEIC’s loss reserves in excess of amounts on deposit under the collateralized reinsurance trust and in escrow. We believe that there are several factors that would mitigate the risk to us resulting from a potential voidable preference or fraudulent conveyance action brought by a receiver, but if a receiver is successful under applicable voidable preference and fraudulent transfer laws in recovering from us the collateral that we received in connection with the Acquisition, those funds would not be available to us to offset any adverse development in KEIC’s loss reserves. See “Business — The Acquisition— Issues Relating to a Potential LMC Receivership.”

Predecessor Loss Development
      Shown below is the loss development for business written by our predecessor each year from 1993 through September 30, 2003. Because SeaBright was only recently formed in September 2003, as described under the heading “—The Acquisition,” and because the table below shows the loss development only for business written by our predecessor, the primary significance of the table is to show how our senior management handled the loss reserves of our predecessor from the time that it took control of our predecessor’s book of business at the end of 1998. The table portrays the changes in our predecessor’s loss reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on a GAAP basis. The loss development table does not reflect the loss development for business written by KEIC prior to the Acquisition.
      The first line of the table shows, for the years indicated, our predecessor’s gross liability including the incurred but not reported losses as originally estimated. For example, as of December 31, 1996 it was estimated that $117.0 million would be sufficient to settle all claims not already settled that had occurred prior to December 31, 1996, whether reported or unreported. The next section of the table shows, by year, the cumulative amounts of loss reserves paid as of the end of each succeeding year. For example, with respect to the gross loss reserves of $117.0 million as of December 31, 1996, by September 30, 2003 (almost seven years later) $114.7 million had actually been paid in settlement of the claims which pertain to liabilities as of December 31, 1996. The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated.
      The “cumulative redundancy/ (deficiency)” represents, as of September 30, 2003, the difference between the latest re-estimated liability and the amounts as originally estimated. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate.

Analysis of Predecessor Loss Reserve Development

	Year Ended December 31,

	1993	1994	1995	1996	1997	1998	1999		2000		2001		2002		2003

	($ in thousands)
Gross Liability as originally estimated:	123,092	119,691	112,807	117,003	114,152	145,047	207,817		186,343		166,342		153,469		161,538	*
Gross cumulative payments as of:
One year later	35,986	34,888	33,840	37,467	39,512	50,515	50,709		40,648		44,519		34,939	*
Two years later	59,056	58,286	55,451	61,950	69,571	84,365	76,690		69,669		67,064	*
Three years later	74,399	72,649	69,410	82,333	90,525	99,472	96,059		83,654	*
Four years later	83,236	82,235	82,921	97,998	99,040	112,292	106,814	*
Five years later	90,395	92,832	89,725	103,677	107,732	119,476 *
Six years later	97,700	98,052	93,948	110,821	112,248 *
Seven years later	101,463	101,036	98,178	114,740 *
Eight years later	104,142	103,938	101,470 *
Nine years later	106,745	106,485 *
Ten years later	108,979 *
Gross liability re-estimated as of:
One year later	126,076	121,746	115,477	118,750	133,688	190,595	194,563		168,320		146,898		152,178	*
Two years later	126,740	122,909	113,360	129,091	158,966	186,101	173,470		145,451		145,808	*
Three years later	125,052	118,947	119,234	151,412	161,078	171,872	155,115		142,226	*
Four years later	120,263	123,969	131,861	151,814	154,907	159,383	152,180	*
Five years later	124,929	132,899	132,133	149,471	146,790	156,395 *
Six years later	131,560	134,222	131,072	147,749	143,744 *
Seven years later	134,369	133,195	128,946	145,273 *
Eight years later	133,444	129,843	126,912 *
Nine years later	131,118	128,431 *
Ten years later	130,242 *
Cumulative redundancy/ (deficiency)*:	(7,150)	(8,740)	(14,105)	(28,270)	(29,592)	(11,348)	55,637		44,117		20,534		1,291
% redundancy/ (deficiency) reported as of:
One year later	(2)	(2)	(2)	(1)	(17)	(31)	6		10		12		1
Two years later	(3)	(3)	(0)	(10)	(39)	(28)	17		22		12
Three years later	(2)	1	(6)	(29)	(41)	(18)	25		24
Four years later	2	(4)	(17)	(30)	(36)	(10)	27
Five years later	(1)	(11)	(17)	(28)	(29)	(8)
Six years later	(7)	(12)	(16)	(26)	(26)
Seven years later	(9)	(11)	(14)	(24)
Eight years later	(8)	(8)	(13)
Nine years later	(7)	(7)
Ten years later	(6)

*	As of September 30, 2003
      On a gross basis, our predecessor’s records reflect significant increases in IBNR on December 31, 1998 and December 31, 1999. Gross loss reserves at December 31, 1999 were increased by

$62.8 million to reflect management’s best estimates of the ultimate losses. As demonstrated in the above table, as of September 30, 2003, the December 31, 1997 re-estimated loss reserves were inadequate by $29.6 million. While the inadequacy was reduced by December 31, 1998, the re-estimated amounts were still inadequate by $11.3 million. By December 31, 1999 the re-estimated amounts were redundant by $55.6 million. The re-estimated redundancy declined to $44.1 million by December 31, 2000, and to $20.5 million by December 31, 2001. This fluctuation resulted primarily from the actions taken by our management team on the book of business that it took over in 1999. Our management team aggressively re-underwrote the book of business during the year and increased loss reserves by the end of 1999 to reflect its best estimate of the ultimate losses at that time. The decision to re-underwrite the book of business was based on findings by our management team that Eagle Pacific Insurance Company had written large amounts of new business by expanding into smaller premium size, severity-prone risks in Louisiana. This was not a class of business that had been traditionally underwritten by our predecessor in prior years and it caused a substantial and fundamental change in the portfolio of insured employers. Due to the nature of these new accounts, our management team believed that the accounts were subject to a greater volatility of risk than the core book of business of our predecessor, and initial loss reserve amounts were established reflecting this higher level of risk by the end of 1999. At December 31, 2002, an actuarial evaluation was performed for the 2002 and prior accident years, which concluded that the actual loss development on this business was not as great as had been expected. This, coupled with the more recent emphasis on writing larger, less volatile accounts using stricter underwriting standards, led our management to decrease the loss reserves for the prior accident years. Although the loss reserves have proven to be redundant, we believe the actions of management were prudent at the time and demonstrate management’s commitment to achieving adequate loss reserve levels as quickly as possible.
Investments
      We derive investment income from our invested assets. We invest our statutory surplus and funds to support our loss reserves and our unearned premiums. As of September 30, 2005, the amortized cost of our investment portfolio was $253.7 million and the fair market value of the portfolio was $252.2 million.
      The following table shows the market values of various categories of invested assets, the percentage of the total market value of our invested assets represented by each category and the tax equivalent book yield based on market value of each category of invested assets as of September 30, 2005.

		Percent of
	Market Value	Total	Yield

	(in thousands)
Category
U.S. Treasury securities	$19,751	7.8%	3.9%
U.S. agency securities	11,477	4.6	4.2
Corporate securities	31,763	12.6	4.5
Tax-exempt municipal securities	127,447	50.5	5.4
Mortgage pass-through securities	33,878	13.4	5.0
Collateralized mortgage obligations	3,784	1.5	4.2
Asset-backed securities	8,094	3.2	4.0
Cash and cash equivalents	15,992	6.4	2.2

Total	$252,186	100.0%

Weighted average yield			4.8%

      The average credit rating for our fixed maturity portfolio, using ratings assigned by Standard and Poor’s, was AA+ at September 30, 2005. The following table shows the ratings distribution of our fixed income portfolio as of September 30, 2005, as a percentage of total market value.

Percentage of Total
Rating	Market Value

“AAA”	72.3%
“AA”	14.3
“A”	13.4

Total	100.0%

      The following table shows the composition of our investment portfolio, excluding cash and cash equivalents, by remaining time to maturity at September 30, 2005. For securities that are redeemable at the option of the issuer and have a market price that is greater than par value, the maturity used for the table below is the earliest redemption date. For securities that are redeemable at the option of the issuer and have a market price that is less than par value, the maturity used for the table below is the final maturity date. For mortgage-backed securities, mortgage prepayment assumptions are utilized to project the expected principal redemptions for each security, and the maturity used in the table below is the average life based on those projected redemptions.

	As of September 30, 2005

		Percentage of Total
Remaining Time to Maturity	Market Value	Market Value

	(in thousands)
Less than one year	$9,078	3.8%
One to three years	19,418	8.2
Three to five years	51,690	21.9
Five to ten years	131,264	55.6
More than ten years	24,744	10.5

Total	$236,194	100.0%

      Our investment strategy is to conservatively manage our investment portfolio by investing primarily in readily marketable, investment grade fixed income securities. Prior to March 2005, we did not invest in common equity securities and we had no exposure to foreign currency risk. In February 2005, our investment policy was revised to allow for the investment of up to 5% of our investment portfolio in foreign fixed income securities. Prior to January 2005, our investment portfolio was managed exclusively by Prime Advisors, Inc., a registered investment advisory firm focused exclusively on managing investment grade fixed income securities for insurance companies. In January 2005, we engaged the registered investment advisory firm of Goldman, Sachs & Co. to manage approximately $74.8 million of proceeds from the initial public offering of our common stock. We pay Prime Advisors and Goldman, Sachs a variable fee based on assets under management. Our board of directors has established investment guidelines and periodically reviews portfolio performance for compliance with our guidelines.
      We regularly review our portfolio for declines in value. If a decline in value is deemed temporary, we record the decline as an unrealized loss in other comprehensive net income on our consolidated statement of income and accumulated other comprehensive net income on our consolidated balance sheet. If the decline is deemed “other than temporary,” we write down the carrying value of the investment and record a realized loss in our consolidated statements of income. As of September 30, 2005, we had an unrealized loss of $1.5 million on our invested assets. There were no other than temporary declines in the fair value of our securities at September 30, 2005.

Reinsurance
      We purchase reinsurance to reduce our net liability on individual risks and to protect against possible catastrophes. Reinsurance involves an insurance company transferring, or “ceding,” a portion of its exposure on a risk to another insurer, the reinsurer. The reinsurer assumes the exposure in return for a portion of the premium. The cost and limits of reinsurance we purchase can vary from year to year based upon the availability of quality reinsurance at an acceptable price and our desired level of retention. Retention refers to the amount of risk that we retain for our own account. In excess of loss reinsurance, losses in excess of the retention level up to the upper limit of the program, if any, are paid by the reinsurer.
      Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to indemnify the ceding company to the extent of the coverage ceded. To reduce our risk of the possibility of a reinsurer becoming unable to fulfill its obligations under the reinsurance contracts, we attempt to select financially strong reinsurers with an A.M. Best rating of “A-” (Excellent) or better and continue to evaluate their financial condition and monitor various credit risks to minimize our exposure to losses from reinsurer insolvencies.
      Our Excess of Loss Reinsurance Treaty Program. Excess of loss reinsurance is reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called an “attachment level” or “retention.” Excess of loss reinsurance may be written in layers, in which a reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. Any liability exceeding the upper limit of the program reverts to the ceding company, or the company seeking reinsurance. The ceding company also bears the credit risk of a reinsurer’s insolvency. We entered into a new workers’ compensation and employers’ liability excess of loss reinsurance treaty program effective October 1, 2005, whereby our reinsurers are liable for the ultimate net losses in excess of $500,000 for the business we write, up to a $50.0 million limit and subject to additional exclusions and limits, including those described below. We have reduced the maximum amount recoverable under this new program to $50.0 million from the $100.0 million maximum amount recoverable under the program that expired October 1, 2005 primarily as a result of a reevaluation of our probable maximum loss from catastrophic events. The agreements for the current reinsurance program expire on October 1, 2006, at which time we expect to renew the program. We have the right to terminate the reinsurers’ shares in the program under various circumstances including a downgrade in a reinsurer’s A.M. Best rating below “A-”. The program provides coverage in several layers.
      We retain losses of $500,000 for each loss occurrence. The first reinsurance layer affords 50% coverage up to $500,000 for each loss occurrence in excess of $500,000 for each loss occurrence and applies to in force policies written or renewed through us and classified by us as workers’ compensation and employers’ liability business (including USL&H Act, Jones Act and Federal Employers’ Liability Act business) and maritime employers’ liability, subject to an annual aggregate deductible of $1.5 million. Under the first layer, our reinsurers will not be liable for losses with respect to intentional nuclear detonation, reaction, radiation or radioactive contamination or any intentional chemical or biological release or exposure in excess of $1.5 million in the aggregate. Under the first layer, we are required to pay our reinsurers a deposit premium of $4.65 million for the term of the agreement, to be paid in the amount of $1.1625 million on the first day of each calendar quarter. Our reinsurers’ liability under the first layer will never exceed $500,000 in respect of any one loss occurrence and is further limited to $10.0 million in the aggregate during the term of the agreement by reason of any and all claims arising under the agreement. In order for coverage to attach under the first layer, we must report all losses to our reinsurers before October 1, 2016. This layer is placed 50% with outside reinsurers, and we retain the remaining 50% of this layer.

      The second layer affords coverage up to $4.0 million for each loss occurrence in excess of $1.0 million for each loss occurrence and applies to in force policies written or renewed through us and classified by us as workers’ compensation and employers’ liability business (including USL&H Act, Jones Act and Federal Employers’ Liability Act business) and maritime employers’ liability, subject to an annual aggregate deductible of $2.0 million. The aggregate limit for all claims under the second layer is $16.0 million. In addition, under the second layer of reinsurance, there is a sub-limit of $4.0 million per loss, and $8.0 million for two or more losses caused by any act of terrorism, as defined in the Terrorism Risk Act, and a sub-limit of $4.0 million for losses caused by occupational disease or other disease or cumulative trauma. Under the second layer, our reinsurers will not be liable for losses with respect to intentional nuclear detonation, reaction, radiation, or radioactive contamination or any intentional chemical or biological release or exposure. Under the second layer, we are required to pay our reinsurers a deposit premium of $3.85 million for the term of the agreement, to be paid in the amount of $962,500 on the first day of each calendar quarter. In order for coverage to attach under the second layer, we must report all losses to our reinsurers before October 1, 2013.
      The third layer affords coverage up to $5.0 million for each loss occurrence in excess of $5.0 million for each loss occurrence and applies to in force policies written or renewed through us and classified by us as workers’ compensation and employers’ liability business (including USL&H Act, Jones Act and Federal Employers’ Liability Act business) and maritime employers’ liability, except when classified by us as ocean marine. The third layer has a sub-limit of $5.0 million for one or more losses caused by any act of terrorism, as defined in the Terrorism Risk Act. Under the third layer, our reinsurers will not be liable for losses with respect to intentional nuclear detonation, reaction, radiation, or radioactive contamination or any intentional chemical or biological release or exposure. Under the third layer, we are required to pay our reinsurers a deposit premium of $1.98 million for the term of the agreement, to be paid in the amount of $495,000 on the first day of each calendar quarter. Our reinsurers’ liability under the third layer will never exceed $5.0 million in respect of any one loss occurrence and is further limited to $15.0 million during the term of the agreement by reason of any and all claims arising under the agreement. In order for coverage to attach under the third layer, we must report all losses to our reinsurers before October 1, 2013.
      The fourth layer in our excess of loss reinsurance treaty program affords coverage up to $40.0 million for each loss occurrence in excess of $10.0 million for each loss occurrence and applies to in force policies written or renewed through us and classified by us as workers’ compensation and employers’ liability business (including USL&H Act, Jones Act and Federal Employers’ Liability Act business) and maritime employers’ liability, except when classified by us as ocean marine. The fourth layer is divided into two sub-layers. The first sub-layer affords coverage up to $10.0 million for each loss occurrence in excess of $10.0 million for each loss occurrence, subject to an aggregate limit of $20.0 million. Under the first sub-layer, we are required to pay our reinsurers a deposit premium of $1.35 million for the term of the agreement, to be paid in the amount of $337,500 on the first day of each calendar quarter. The second sub-layer affords coverage up to $30.0 million for each loss occurrence in excess of $20.0 million for each loss occurrence, subject to an aggregate limit of $60.0 million. Under the second sub-layer, we are required to pay our reinsurers a deposit premium of $1.68 million for the term of the agreement, to be paid in the amount of $420,000 on the first day of each calendar quarter. The fourth layer has sub-limits for losses caused by any act of terrorism, as defined in the Terrorism Risk Act. Under the fourth layer, our reinsurers will not be liable for losses with respect to intentional nuclear detonation, reaction, radiation, or radioactive contamination or any intentional chemical or biological release or exposure. In addition, the fourth layer does not cover commercial airline flight exposures involving four or more flight crew at any one time or loss arising from major league sports teams. In order for coverage to attach under the fourth layer, we must report all losses to our reinsurers before October 1, 2013.

      The first, second and third excess of loss agreements have profit-sharing provisions requiring the reinsurers to make payments to SeaBright Insurance Company if the reinsurers experience favorable loss experience under these contracts.
      Under each layer of our reinsurance treaty program, we may terminate any reinsurer’s share under the applicable agreement at any time by giving written notice to the reinsurer in the event certain specified circumstances occur, including (1) if the reinsurer’s policyholders’ surplus at the inception of the agreement has been reduced by more than 25% of the amount of surplus 12 months prior to that date, (2) if the reinsurer’s A.M. Best rating is downgraded below “A-” and/or its Standard & Poor’s rating is downgraded below “BBB+” or (3) if the reinsurer voluntarily ceases assuming new and renewal property and casualty treaty reinsurance business. Each layer of our reinsurance treaty program includes various exclusions in addition to the specific exclusions described above, including an exclusion for war in specified circumstances and an exclusion for reinsurance assumed. Under each layer of our reinsurance treaty program, we are required to pay to our reinsurers the pro rata share of the amount, if any, by which any financial assistance paid to us under the Terrorism Risk Act for acts of terrorism occurring during any one program year, combined with our total private-sector reinsurance recoveries for those acts of terrorism, exceeds the amount of insured losses paid by us for those acts of terrorism.
      Our current excess of loss reinsurance treaties are placed with Allied World Assurance Company Ltd., rated “A+” by A.M. Best, Aspen Insurance UK Limited, rated “A” (Excellent) by A.M. Best, Endurance Specialty Insurance Ltd., rated “A-” (Excellent) by A.M. Best, Hannover Rueckversicherung AG, rated “A” (Excellent) by A.M. Best, syndicates from Lloyd’s of London, rated “A” (Excellent) by A.M. Best, Max Re Ltd., rated “A-” (Excellent) by A.M. Best, Odyssey America Reinsurance Corporation, rated “A” (Excellent) by A.M. Best and Partner Reinsurance Company of the U.S., rated “A+” (Excellent) by A.M. Best.
      The following is a summary of our top ten reinsurers, based on net amount recoverable, as of September 30, 2005.

		Net Amount
		Recoverable as of
	A.M. Best	September 30,
Reinsurer	Rating	2005

		(in thousands)
Hannover Rueckversicherung AG*	A	$4,239.6
Argonaut Insurance Company	A	3,515.2
Swiss Reinsurance Company	A+	2,182.5
CORE Reinsurance (part of G.E. Reinsurance Corporation)	A	1,833.2
Scor Reinsurance Company	B++	674.9
American Re-insurance Company	A	621.2
Alea Re-insurance Europe Limited—Rhine R (Aon)	B++	414.1
ACE Property & Casualty Insurance Company	A+	376.0
Arch Reinsurance Company	A-	230.1
Berkley Insurance Company (part of the W.R. Berkley Group)	A	216.9

Total		$14,303.7

*	Participant in current excess of loss reinsurance treaty program or individual risk reinsurance placements.
      Reinsurance Arrangements Established in Connection with Past Transactions. In addition to the reinsurance program described above, we have existing reinsurance arrangements which were established in connection with past transactions into which we have entered. In March 2002, KEIC sold the assets and business of its commercial compensation specialty operation to Argonaut Insurance Company. In connection with the sale, KEIC entered into a reinsurance agreement effective March 31, 2002 with Argonaut pursuant to which KEIC ceded and Argonaut assumed a 100% quota share participation in the transferred insurance policies. Certain reinsurance-type arrangements, including the commutation agreement and the adverse development cover, were also established with LMC in connection with the Acquisition. See “— The Acquisition.”
      Terrorism Reinsurance. As extended, the Terrorism Risk Act is effective through December 31, 2007. The Terrorism Risk Act may provide us with reinsurance protection under certain circumstances and subject to certain limitations. The Secretary of the Treasury must declare the act to be a “certified act of terrorism” for it to be covered under this federal program. The definition of terrorism for purposes of the Terrorism Risk Act excludes domestic acts of terrorism or acts of terrorism. No federal compensation will be paid under the Terrorism Risk Act unless aggregate insured losses from the act for the entire insurance industry exceed certain threshold amounts ($5.0 million for terrorism losses occurring prior to April 1, 2006, $50.0 million for terrorism losses occurring from April 1, 2006 to December 31, 2006, and $100.0 million for terrorism losses occurring in 2007). Each insurance company is responsible for a deductible based on a percentage of the direct earned premiums of its affiliated group in the previous calendar year for commercial lines policies (except for certain excluded lines such as commercial auto) covering risks in the United States. This deductible amount is 17.5% of such premiums for losses occurring in 2006 and 20% of such premiums for losses occurring in 2007. For losses in excess of the deductible, the federal government will reimburse 90% of the insurer’s loss occurring in 2006 and 85% of the insurer’s loss occurring in 2007. As stated above, the second, third and fourth layers of our reinsurance program contain sublimits for losses caused by an act of terrorism, as defined in the Terrorism Risk Act, subject to certain absolute exclusions.
Technology

Operating Systems and Telecommunications
      We use Microsoft Windows 2003 services to provide application access, domain authentication, printing and network services. Our server hardware is predominately HP/ Compaq, but includes a mix of IBM and Dell servers as well. All of our production servers are under warranty and extended service contracts are in place for each.

Business Continuity/ Disaster Recovery
      We maintain a business continuity plan as well as a fully tested disaster recovery plan. Currently, we are under contract with SunGard Availability Services to provide us with a “hot” recovery site in Scottsdale, AZ. We perform recovery tests annually. Our last test was performed successfully in November 2005. We perform nightly backups with a copy placed directly on our recovery servers in Scottsdale for use in a disaster.

Core Systems
      Compass. Compass is our electronic claims management system. Compass is a customized client/server application which was developed completely in-house and introduced in 1998. The system was designed, and has since been enhanced, to support our multi-jurisdictional workers’ compensation claims handling. Detailed claims reserving screens have been constructed to accommodate our unique reserving practices for our maritime and state act workers’ compensation claims. A litigation module enables us to track the success of the dispute resolution process for our alternative dispute resolution claims. We believe Compass is a flexible claims handling platform that will continue to meet our needs for the foreseeable future.

      Triton. Triton is our policy quote, rate, issue and premium financial system. Triton is a customized client/server application which was developed in-house and introduced in 2005. The system supports multi-jurisdictional, multi-state rating for all of our current insurance products, including features to properly rate, track and analyze our alternative dispute resolution book of business. Interfaces with Compass provide claims data necessary to automatically and accurately calculate loss sensitive plan earnings and billings. Modular earnings, rating and reporting engines as well as the use of current Microsoft technologies provide a flexible componentized platform for future product offerings.
      BrightView. BrightView is our online customer loss reporting system. BrightView allows our customers to perform online requests for loss data in numerous formats and also provides for downloading of pre-formatted monthly loss runs.
      Loss Control System. We have a customized loss control service task and recommendation letter management system which was developed by us in-house. The system provides our loss control department with the ability to schedule and manage service tasks for prospects and customers. The system provides budgeting information, and allows our underwriting department to monitor risk management activities.
      Vision. Vision is PointSure’s agency management system. PointSure uses Vision for virtually all aspects of its operations, including payables, receivables, account clearance, contact management and management reporting. Vision is scalable to accommodate significant growth with little additional software expense.
Competition
      We operate in niche markets where we believe we have few competitors with a similar focus. The insurance industry in general is highly competitive and there is significant competition in the national workers’ compensation industry. Competition in the insurance business is based on many factors, including perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best. Most of the insurers with which we compete have significantly greater financial, marketing and management resources and experience than we do. We may also compete with new market entrants in the future.
      While more than 300 insurance companies participate in the national workers’ compensation market, our competitors are relatively few in number because we operate in niche markets. Our primary competitors vary slightly based on the type of product and by region. We have a number of competitors that limit their writings on a geographic basis. For our maritime product, our primary competitors are AIG, American Longshore Mutual Association and Signal Mutual Indemnity Association Ltd. (based in Bermuda) in all of our regions. Additional competitors by region are Alaska National Insurance Company and Liberty Northwest in our Western Region; Gray Insurance Group, Amerisafe and Louisiana Workers Compensation Company (LWCC) in our Southern Region; and St. Paul/ Travelers in our Midwestern Region. For our state act construction product, our primary competitors are AIG, Zurich and Liberty Mutual in all of our regions. Additional competitors by region are State Compensation Insurance Fund of California (SCIF), Arizona State Fund, St. Paul/ Travelers and Construction Program Group (Virginia Surety) in our Western Region; Texas Mutual, LWCC and Amerisafe in our Southern Region; and Acuity Group, ACE and Amerisafe in our Midwestern Region. For our ADR product, our primary competitors are AIG, Zurich and SCIF. In Alaska, our primary competition is Alaska National Insurance Company and Liberty Northwest. In Hawaii, our primary competition is AIG, Hawaii Employers Mutual Insurance Company (HEMIC) and First Insurance.
      We believe our competitive advantages are our strong reputation in our niche markets, our local knowledge in the markets where we operate, our specialized underwriting expertise, our client-driven claims and loss control service capabilities, our focus on niche markets, our loyal brokerage distribution, our low operating expense ratio and our customized systems described under “—Technology.” In addition to these competitive advantages, as discussed above, we offer our maritime customers regulated insurance coverage without the joint-and-several liability associated with coverage provided by offshore mutual organizations.
Ratings
      Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. We have been rated “A-” (Excellent) by A.M. Best since the completion of the Acquisition. An “A-” rating is the fourth highest of 15 rating categories used by A.M. Best. In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, indebtedness and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligations to policyholders and is not an evaluation directed at investors.
Industry Background

Overview
      Workers’ compensation is a statutory system under which an employer is required to pay for its employees’ medical, disability, vocational rehabilitation and death benefits costs for work-related injuries or illnesses. Most employers comply with this requirement by purchasing workers’ compensation insurance. The principal concept underlying workers’ compensation laws is that an employee injured in the course of his or her employment has only the legal remedies available under workers’ compensation law and does not have any other recourse against his or her employer. Generally, workers are covered for injuries that occur in the course and within the scope of their employment. An employer’s obligation to pay workers’ compensation does not depend on any negligence or wrongdoing on the part of the employer and exists even for injuries that result from the negligence or wrongdoings of another person, including the employee.
      Workers’ compensation insurance policies generally provide that the carrier will pay all benefits that the insured employer may become obligated to pay under applicable workers’ compensation laws. Each state has a regulatory and adjudicatory system that quantifies the level of wage replacement to be paid, determines the level of medical care required to be provided and the cost of permanent impairment and specifies the options in selecting healthcare providers available to the injured employee or the employer. Coverage under the USL&H Act is similar to the state statutory system, but is administered on a federal level by the U.S. Department of Labor. This coverage is required for maritime employers with employees working on or near the waterfront in coastal areas of the United States and its inland waterways. As benefits under the USL&H Act are generally more generous than in the individual state systems, the rates charged for this coverage are higher than those charged for comparable land-based employment. These state and federal laws generally require two types of benefits for injured employees: (1) medical benefits, which include expenses related to diagnosis and treatment of the injury, as well as any required rehabilitation and (2) indemnity payments, which consist of temporary wage replacement, permanent disability payments and death benefits to surviving family members. To fulfill these mandated financial obligations, virtually all employers are required to purchase workers’ compensation insurance or, if permitted by state law or approved by the U.S. Department of Labor, to self-insure. The employers may purchase workers’ compensation insurance from a private insurance carrier, a state-sanctioned assigned risk pool or a self-insurance fund (an entity that allows employers to obtain workers’ compensation coverage on a pooled basis, typically subjecting each employer to joint and several liability for the entire fund).

      Workers’ compensation was the third largest property and casualty insurance line in the U.S. in 2004, on a gross written premium basis, according to A.M. Best. According to A.M. Best, direct premiums written in 2004 for the workers’ compensation industry were approximately $54 billion, or 11% of the estimated $480 billion in direct premiums written for the property and casualty industry as a whole. Premium volume in the workers’ compensation industry was up 11% in 2004 compared to 2003, while the entire property and casualty industry experienced a 5% increase in net premiums written in 2004 from 2003, according to NCCI.
      As a specialty workers’ compensation insurer, we focus primarily on three distinct types of policy coverages: maritime, alternative dispute resolution and state act. Based on our internal calculations using data collected from NCCI, independent state rating bureaus, The Bureau of National Affairs, Inc., the Workers’ Compensation Insurance Rating Bureau, the California Department of Insurance, historical averages and information compiled internally by our staff, we believe the niches in which we operate accounted for approximately $13.9 billion in direct premiums written in 2004. We estimate based on these internal calculations that $1.4 billion of these premiums came from the maritime market, $9.0 billion from the ADR market and $3.5 billion from our targeted states in the state act workers’ compensation market.

Industry Developments
      We believe the workers’ compensation sector has recovered from a period characterized by deteriorating operating profitability caused primarily by rising medical claim costs, rising indemnity claim costs and poor investment performance. We believe that these challenges to the workers’ compensation sector have caused a significant upward pricing adjustment, resulting in current relative pricing stability and conditions that are significantly more favorable for us.
      During the period from 1994 to 2001, we believe that rising loss costs, despite declines in the frequency of losses, severely eroded underwriting profitability in the workers’ compensation insurance industry. According to Fitch, the workers’ compensation industry’s accident year combined ratios rose from 95% in 1993 to a high of 137% in 1999. In addition, NCCI estimated that workers’ compensation loss reserves for private carriers were deficient by $12 billion at year-end 2004, which are significantly up from just $1 billion in 1994, yet down from a high of $21 billion in 2001.
      Rising Medical Claim Costs. Workers’ compensation medical claims costs have risen approximately 110% over the ten years ended 2004, according to NCCI, driven in part by increased utilization and prescription drug costs.
      Rising Indemnity Claim Costs. Indemnity claim costs, which include wage replacement, have followed a similar trend, according to NCCI, which estimates that such costs have risen 85% for the ten years ended 2004.
      Poor Investment Performance. Unfavorable investment conditions have also adversely affected workers’ compensation industry returns. Due to the “long tail” nature of workers’ compensation claims, which refers to the length of time required to resolve claims, workers’ compensation insurers carry substantial loss reserves. Therefore, the investment performance of the investments funded with these amounts is a critical part of a carrier’s business model. The ratio of investment gain on insurance transactions (including investment income, realized capital gains and other income) to premium for private carriers has declined from a high of 21.3% in 1998 to 10.7% in 2002, according to NCCI. However, workers’ compensation investment returns are estimated to remain relatively flat at 10.0% for 2004, as compared to 10.4% in 2003, according to NCCI.
      Reduction in Market Capacity. We believe that rising loss costs and low investment returns in recent years have led to poor operating results and have caused some workers’ compensation insurers to suffer severe capital impairment. These conditions have forced some insurers to withdraw from the marketplace and enter insolvency proceedings, precipitating a reduction in market capacity. Only recently during 2005 have we seen insurers begin offering limited increased capacity. Notwithstanding this limited market capacity, workers’ compensation premium volume has shown steady growth, increasing from $25.0 billion in 1999 to an estimated $46.0 billion in 2004, an 84% increase, driven mainly by rate increases.
      California Market. We believe that during the late 1990’s, California faced even greater challenges than the U.S. workers’ compensation market as a whole. California is the largest workers’ compensation insurance market in the United States. In 2004, California accounted for an estimated $16 billion written premiums (net of deductibles) according to the WCIRB, or approximately 30% of the entire U.S. workers’ compensation market.
      Since 1995, when California imposed an open rating system where carriers set their own rates, California’s workers’ compensation market has been characterized by severe price competition. Carriers began reducing rates in order to increase their market share. Workers’ compensation rates in California declined approximately 47% from 1993 to 1998, but rose 53% from 1998 to 2001, according to the WCIRB. Lower rates together with increases in medical and indemnity claim costs severely eroded underwriting profitability as accident year combined ratios increased from 85% in 1993 to 184% in 1999, at which point the ratios began to steadily decrease to an estimated ultimate combined ratio of 81% in accident year 2003 and 59% in accident year 2004, according to the WCIRB.
      We believe the deterioration in underwriting profitability triggered a reduction in market capacity. Carriers responsible for approximately 30% of the California market in 1995 are under Department of Insurance supervision or have ceased writing business in California. As market capacity has declined, the State Compensation Insurance Fund (“SCIF”), traditionally practicing an “insurer of last resort” operating approach in California, has become the dominant provider in the workers’ compensation market. By 2004, SCIF’s market share had climbed to more than 51%, up from its average of approximately 20% from 1994 through 1999. As SCIF has grown in market share, its net premium written to surplus ratio has risen to levels that have prompted the California Department of Insurance to question SCIF’s stability, from a low 0.6x in 1996 to nearly 3.7x in 2003.
      We believe that a reduction in capacity in California led to significant rate increases from 2000 to 2003. In addition to, and as a result of, these rate increases, the California legislature passed reform bills which were designed to reduce loss costs. In September 2003, the California legislature passed reform bills A.B. 227 and S.B. 228. Among other things, these bills addressed medial fee schedules, chiropractic and physical therapy visits, medical utilization guidelines, vocational rehabilitation, and the presumption of the treating physician. At the time the bills were enacted, the California insurance commissioner estimated annual reduction in workers’ compensation loss costs of 18%. The California Workers’ Compensation Institute (“CWCI”) recently completed a series of studies which indicate the reforms have resulted in a significant reduction in loss costs. According to CWCI, average payments for outpatient surgery procedures are down 38.9% since the schedule was adopted in January 2004. In addition, according to the CWCI, there have been significant reductions in physical therapy and chiropractic claims since California adopted the American Academy of Occupational and Environmental Medicine (“ACOEM”) guidelines and the 24-visit cap for these services. For example, in 2003, utilization of physical and chiropractic therapy had grown to $0.37 cents out of every $1.00 paid for outpatient medical procedures. According to the CWCI, from 2002 to 2004, the net change for both physical therapy visits and payments was well in excess of -40%, while the net change for chiropractic visits and payments ranged from -45% to -60%. Chiropractic visits for claims nine months from the date of injury dropped from 28.5 in 2002 to 12.6 in 2002, a reduction of 55.8%.
      As a result of the rate increases from 2000 to 2003 and the legislative reforms, and despite rate decreases in 2004 and 2005, we believe that California remains a profitable operating environment. The WCIRB estimates the ultimate 2004 accident year loss ratio to be 36% at September 30, 2005, 103 points lower than 1999 and an all time low. In addition, the WCIRB estimates that the ultimate 2004 combined ratio is 59%.

Industry Outlook
      We believe the challenges faced by the workers’ compensation industry over the past decade have created significant ongoing opportunity for workers’ compensation insurers to increase the amount of business that they write. 2002 marked the first year in five that private carriers in the property and casualty industry experienced an increase in annual after-tax returns on surplus, including capital gains, according to NCCI. After-tax returns on surplus increased in 2003 and 2004 as well. Workers’ compensation industry calendar year combined ratios declined in 2002 for the first time in seven years, falling from 116% in 2001 (with 2.9% attributable to the September 11, 2001 terrorist attacks) to 107% in 2002, 100% in 2003 and an estimated 98% in 2004 as the rate of increase in medical and indemnity claim costs slowed. Medical claim costs increased 10.5% in 2004 compared to 11.9% in 2001; indemnity costs increased 4.2% in 2004 compared to 9.0% in 2001. As a niche insurer, we believe we have ample opportunity to provide needed underwriting capacity at attractive rates upon favorable terms and conditions.
The Acquisition
      On July 14, 2003, SeaBright entered into a purchase agreement with Kemper Employers Group, Inc., or KEG, LMC and the Eagle entities. Pursuant to the purchase agreement, we acquired 100% of the issued and outstanding capital stock of KEIC and PointSure, a wholesale insurance broker and third party claims administrator, and acquired tangible assets, specified contracts, renewal rights and intellectual property rights from LMC and the Eagle entities. We acquired KEIC, a shell company with no in-force policies or employees, solely for the purpose of acquiring its workers’ compensation licenses in 43 states and the District of Columbia and for its certification with the United States Department of Labor. SeaBright paid approximately $6.5 million for KEIC’s insurance licenses, Eagle’s renewal rights, internally developed software and other assets and PointSure and approximately $9.2 million for KEIC’s statutory surplus and capital, for a total purchase price of $15.7 million. At the closing, $4.0 million of the purchase price was placed into escrow and was distributed in accordance with the escrow agreement described below. In accordance with the purchase price adjustment provisions in the purchase agreement, we paid in September 2004 to LMC a purchase price adjustment in the amount of $771,116. Following this payment, neither we nor LMC have any further obligations to each other under these provisions.
      The Acquisition was completed on September 30, 2003, at which time entities affiliated with Summit Partners, certain co-investors and members of our management team invested approximately $45.0 million in SeaBright and received convertible preferred stock in return. See “Certain Relationships and Related Transactions.” These proceeds were used to pay for the assets under the purchase agreement and to contribute additional capital to KEIC, which was renamed “SeaBright Insurance Company.” SeaBright Insurance Company received an “A-” (Excellent) rating from A.M. Best following the completion of the Acquisition.
      On January 26, 2005, we closed the initial public offering of 8,625,000 shares of our common stock, including the underwriters’ over-allotment option, at a price of $10.50 per share for net proceeds of approximately $80.8 million, after deducting underwriters’ fees, commissions and offering costs totaling approximately $9.8 million. In connection with the initial public offering, all 508,365.25 outstanding shares of our Series A preferred stock were converted into 7,777,808 shares of common stock.

      Corporate Structure. Following the completion of the Acquisition, our corporate structure is as follows:
      SeaBright Insurance Company is our insurance company subsidiary and a specialty provider of multi-jurisdictional workers’ compensation insurance. PointSure acts primarily as an in-house wholesale broker and third party administrator for SeaBright Insurance Company.
Arrangements to Minimize Exposure
      Prior to the Acquisition, KEIC had a limited operating history in California writing small business workers’ compensation policies with an average annual premium size of approximately $4,100 per customer. KEIC had established loss reserves in the amount of approximately $16.0 million for these policies at September 30, 2003. In light of the deteriorating financial condition of LMC and its affiliates, we entered into a number of protective arrangements in connection with the Acquisition for the purpose of minimizing our exposure to this past business underwritten by KEIC and any adverse developments to KEIC’s loss reserves as they existed at the date of the Acquisition. One of our primary objectives in establishing these arrangements was to create security at the time of the Acquisition with respect to LMC’s potential obligations to us as opposed to having a mere future contractual right against LMC with respect to these obligations. The protective arrangements we established include a commutation agreement, an adverse development cover, a collateralized reinsurance trust and a $4.0 million escrow.
      Commutation Agreement. Prior to the Acquisition, LMC and KEIC had entered into a reinsurance agreement requiring LMC to reinsure 80% of certain risks insured by KEIC in exchange for a premium paid to LMC. To help insulate us from the effects of a potential insolvency of LMC and the possibility that LMC may not continue to have the ability to make reinsurance payments to KEIC in the future, in connection with the Acquisition, KEIC entered into a commutation agreement with LMC to terminate the previously established reinsurance agreement. Under the commutation agreement, LMC paid KEIC approximately $13.0 million in cash in exchange for being released from its obligations under the reinsurance agreement, and KEIC reassumed all of the risks previously reinsured by LMC.
      Adverse Development Cover. At the time of the Acquisition, KEIC had loss reserves in the amount of approximately $16.0 million. In connection with the Acquisition, we entered into an agreement with LMC under which we both agreed to indemnify each other with respect to developments in these loss reserves over a period of approximately eight years. December 31, 2011 is the date to which the parties will look to determine whether the loss reserves with respect to KEIC’s insurance policies in effect at the date of the Acquisition have increased or decreased from the $16.0 million amount existing at the date of the Acquisition. If the loss reserves have increased, LMC must indemnify us in the amount of the increase. If they have decreased, we must indemnify LMC in the amount of the decrease.
      Collateralized Reinsurance Trust. Because of the poor financial condition of LMC and its affiliates, we required LMC to fund a trust account in connection with the Acquisition. The funds in the trust account serve as current security for potential future obligations of LMC under the adverse development cover. The minimum amount that must be maintained in the trust account is equal to the greater of (a) $1.6 million or (b) 102% of the then-existing quarterly estimate of LMC’s total obligations under the adverse development cover, requiring LMC to fund additional amounts into the trust account on a quarterly basis, if necessary based on a quarterly review of LMC’s obligations. We are entitled to access the funds in the trust account from time to time to satisfy LMC’s obligations under the adverse development cover in the event that LMC fails to satisfy its obligations.
      As of September 30, 2005, we had recorded a receivable of approximately $2.9 million for adverse loss development under the adverse development cover since the date of the Acquisition. In September 2004, we and LMC retained an independent actuary to determine the appropriate amount of loss reserves that are subject to the adverse development cover as of September 30, 2004. In accordance with the terms of the adverse development cover and the collateralized reinsurance trust, on December 23, 2004, LMC deposited into the trust account an additional approximately $3.2 million, resulting in a total balance in the trust account of approximately $4.8 million. The balance in the trust account totaled $4.9 million at September 30, 2005.
      $4.0 Million Escrow. In connection with the Acquisition, $4.0 million of the purchase price was placed into escrow in an account at Wells Fargo Bank for a period of two years. These funds were available to us as security for the obligations of LMC and its affiliates under the commutation agreement, the adverse development cover, the collateralized reinsurance trust and the indemnification provisions of the purchase agreement. As of December 31, 2005, the escrow agent had returned approximately $3.9 million at the funds to KEG. The balance of approximately $221,000 will be retained in escrow until LMC’s outstanding obligations have been satisfied. Any amount remaining after settlement of these obligations will be returned to KEG.

Services Arrangements
      In addition to these arrangements, we also entered into services agreements with LMC and certain of its affiliates that require us to provide certain service functions for the Eagle entities in exchange for fee income. The services that we are required to provide to the Eagle entities under these agreements include administrative services, such as underwriting services, billing and collections services, safety services and accounting services, and claims services, including claims administration, claims investigation and loss adjustment and settlement services. For the nine months ended September 30, 2005, we received approximately $1.7 million in service fee income from LMC and its affiliates under these services arrangements.
      We have entered into a service agreement with Broadspire Services, Inc., a third-party claims administrator and former subsidiary of LMC, pursuant to which Broadspire provides us with claims services for the claims that we acquired from KEIC in connection with the Acquisition in exchange for certain servicing fees.

Issues Relating to a Potential LMC Receivership
      LMC and its affiliates had traditionally offered a wide array of personal, risk management and commercial property and casualty insurance products. However, due to the distressed financial situation of LMC and its affiliates, LMC is no longer writing new business and is now operating under a three-year run off plan which has been approved by the Illinois Division of Insurance. “Run off” is the professional management of an insurance company’s discontinued, distressed or non-renewed lines of insurance and associated liabilities outside of a judicial proceeding. Under the run off plan, LMC will attempt to buy back some of its commercial line policies and institute aggressive expense control measures in order to reduce its future loss exposure and allow it to meet its obligations to current policyholders.
      In the event that LMC is placed into receivership, a receiver may seek to recover certain payments made by LMC to us in connection with the Acquisition under applicable voidable preference and fraudulent transfer laws. However, we believe that there are factors that would mitigate the risk to us resulting from a potential voidable preference or fraudulent conveyance action brought by a receiver of LMC, including the fact that we believe LMC and KEIC were solvent at the time of the Acquisition and that the Acquisition was negotiated at arms length and for fair value, the fact that the Director of the Illinois Division of Insurance approved the Acquisition notwithstanding LMC’s financial condition and the fact that a substantial period of time has elapsed since the date of the Acquisition.
      In addition, if LMC is placed into receivership, various arrangements that we established with LMC in connection with the Acquisition, including the servicing arrangements, the adverse development cover, the collateralized reinsurance trust and the commutation agreement, could be adversely affected. For a discussion of the risks relating to a potential LMC receivership, see the risks described above under “Risk Factors—In the event LMC is placed into receivership, we could lose our rights to fee income and protective arrangements that were established in connection with the Acquisition, our reputation and credibility could be adversely affected and we could be subject to claims under applicable voidable preference and fraudulent transfer laws.”
Regulation

Holding Company Regulation
      As a member of an insurance holding company, SeaBright Insurance Company, our insurance company subsidiary, is subject to regulation by the states in which it is domiciled or transacts business. SeaBright Insurance Company is domiciled in Illinois and is considered to be commercially domiciled in California. An insurer is deemed “commercially domiciled” in California if, during the three preceding fiscal years, or a lesser period of time if the insurer has not been licensed in California for three years, the insurer has written an average of more gross premiums in California than it has written in its state of domicile, and such gross premiums written constitute 33 percent or more of its total gross premiums written in the United States for such period. Pursuant to the insurance holding company laws of Illinois and California, SeaBright Insurance Company is required to register with the Illinois Division of Insurance and the California Department of Insurance. In addition, SeaBright Insurance Company is required to periodically report certain financial, operational and management data to the Illinois Division of Insurance and the California Department of Insurance. All transactions within a holding company system affecting an insurer must have fair and reasonable terms, charges or fees for services performed must be reasonable, and the insurer’s policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to, and in some cases approval from, insurance regulators in Illinois and California is required prior to the consummation of certain affiliated and other transactions involving SeaBright Insurance Company.

Changes of Control
      In addition, the insurance holding company laws of Illinois and California require advance approval by the Illinois Division of Insurance and the California Department of Insurance of any change in control of SeaBright Insurance Company. “Control” is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or of any entity that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of SeaBright Insurance Company, including a change of control of us, would generally require the party acquiring control to obtain the prior approval by the Illinois Division of Insurance and the California Department of Insurance and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals may result in a material delay of, or deter, any such transaction.
      These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of SeaBright, including through transactions, and in particular unsolicited transactions, that some or all of the stockholders of SeaBright might consider to be desirable.

State Insurance Regulation
      Insurance companies are subject to regulation and supervision by the department of insurance in the state in which they are domiciled and, to a lesser extent, other states in which they conduct business. SeaBright Insurance Company is primarily subject to regulation and supervision by the Illinois Division of Insurance and the California Department of Insurance. These state agencies have broad regulatory, supervisory and administrative powers, including, among other things, the power to grant and revoke licenses to transact business; license agents; set the standards of solvency to be met and maintained; determine the nature of, and limitations on, investments and dividends; approve policy forms and rates in some states; periodically examine an insurance company’s financial condition; determine the form and content of required financial statements; and periodically examine market conduct. For example in 2005, the Alaska Department of Community and Economic Development, Division of Insurance performed a limited scope market conduct examination of the underwriting in our Anchorage office and issued a draft report to which we responded July 15, 2005. To date, we have not received a final report from the Division. We received a letter on August 25, 2005 from the California Department of Industrial Relations, Division of Workers’ Compensation indicating that it would audit our claims reported in 2002, 2003 and 2004. The scope was later amended to include claims from 2003 through 2005. It is our understanding that the Division is generally reviewing the claims handling practices of workers’ compensation companies, evidenced by the Division’s clarification in September 2005 that it also sought claim logs for the Eagle entities. We have provided all requested information and the audit began January 3, 2006. On October 18, 2005 we received a preliminary notice from the California Department of Insurance, Market Conduct Division informing us that we were due for a market conduct examination by the Field Rating & Underwriting Bureau. We have provided information in response to this initial notification and expect the examination to be scheduled within the next twelve months.
      Detailed annual and quarterly financial statements and other reports are required to be filed with the departments of insurance of the states in which we are licensed to transact business. The financial statements and condition of SeaBright Insurance Company are subject to periodic examination by the Illinois Division of Insurance and the California Department of Insurance.
      In addition, many states have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable markets.

Federal Laws and Regulations
      As a provider of maritime workers’ compensation insurance, we are subject to the USL&H Act, which generally covers exposures on the navigable waters of the United States and in adjoining waterfront areas, including exposures resulting from loading and unloading vessels, and the Jones Act, which covers exposures at sea. We are also subject to regulations related to the USL&H Act and the Jones Act.
      The USL&H Act, which is administered by the U.S. Department of Labor, provides medical benefits, compensation for lost wages and rehabilitation services to longshoremen, harbor workers and other maritime workers who are injured during the course of employment or suffer from diseases caused or worsened by conditions of employment. The Department of Labor has the authority to require us to make deposits to serve as collateral for losses incurred under the USL&H Act. Several other statutes extend the provisions of the USL&H Act to cover other classes of private-industry workers. These include workers engaged in the extraction of natural resources from the outer continental shelf, employees on American defense bases, and those working under contracts with the U.S. government for defense or public-works projects, outside of the continental United States. Our authorizations to issue workers’ compensation insurance from the various state departments of insurance regulating SeaBright Insurance Company are augmented by our U.S. Department of Labor certificates of authority to ensure payment of compensation under the USL&H Act and extensions of the USL&H Act, including the OCSLA and the Nonappropriated Fund Instrumentalities Act. This coverage, which we write as an endorsement to workers’ compensation and employers liability insurance policies, provides employment-injury and occupational disease protection to workers who are injured or contract occupational diseases occurring on the navigable waters of the United States, or in adjoining areas, and for certain other classes of workers covered by the extensions of the USL&H Act.
      The Jones Act is a federal law, the maritime employer provisions of which provide injured offshore workers, or seamen, with the right to seek compensation for injuries resulting from the negligence of their employers or co-workers during the course of their employment on a ship or vessel. In addition, an injured offshore worker may make a claim against a vessel owner on the basis that the vessel was not seaworthy. Our authorizations to issue workers’ compensation insurance from the various state departments of insurance regulating SeaBright Insurance Company allow us to write Jones Act coverage for our maritime customers. We are not required to have a certificate from the U.S. Department of Labor to write Jones Act coverage.
      We also offer extensions of coverage under the OCSLA, a federal workers’ compensation act that provides workers’ compensation coverage for the death or disability of an employee resulting from any injury occurring as a result of working on an off-shore drilling platform on the Outer Continental Shelf, where required by a prospective policyholder.
      As a condition of authorization effective August 25, 2005, the U.S. Department of Labor implemented new regulations requiring insurance carriers authorized to write insurance under the USL&H Act or any of its extensions to deposit security to secure compensation payment obligations. The Department of Labor determines the amount of this deposit annually by calculating the carrier’s USL&H and extension Act obligation by state and by the percentage of those obligations deemed unsecured by those states’ guaranty funds. SeaBright’s initial deposit obligation is approximately $506,000.

Privacy Regulations
      In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate procedures for managing and protecting certain personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our financial condition or results of operations. A recent National Association of Insurance Commissioners, or NAIC, initiative that impacted the insurance industry in 2001 was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations consistent with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of customer information. Our insurance subsidiary has established procedures to comply with the Gramm-Leach-Bliley related privacy requirements.

Federal and State Legislative and Regulatory Changes
      From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.
      On November 26, 2002, in response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Risk Insurance Act of 2002 was enacted. In 2005, this law was extended and the extended law is referred to in this prospectus as the Terrorism Risk Act. The Terrorism Risk Act is designed to ensure the availability of insurance coverage for losses resulting from certain acts of terror in the United States of America. As extended, the law establishes a federal assistance program through the end of 2007 to help the property and casualty insurance industry cover claims related to future terrorism-related losses and requires such companies to offer coverage for certain acts of terrorism. By law, SeaBright Insurance Company may not exclude coverage for terrorism losses from its workers’ compensation policies. Although SeaBright Insurance Company is protected by federally funded terrorism reinsurance to the extent provided for in the Terrorism Risk Act, there are limitations and restrictions on this protection, including a substantial deductible that must be met, which could have an adverse effect on our financial condition or results of operations. Potential future changes to the Terrorism Risk Act, including a decision by Congress not to extend it past December 31, 2007, could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required.
      Collectively bargained workers’ compensation insurance programs in California were enabled by S.B. 983, the workers’ compensation reform bill passed in 1993, and greatly expanded by the passage of S.B. 228 in 2003. Among other things, this legislation amended the California Labor Code to include the specific requirements for the creation of an alternative dispute resolution program for the delivery of workers’ compensation benefits. The passage of S.B. 228 made these programs available to all unionized employees, where previously they were available only to unionized employees in the construction industry.
      Our workers’ compensation operations are subject to legislative and regulatory actions. In California, where we have our largest concentration of business, significant workers’ compensation legislation was enacted twice in recent years. Effective January 1, 2003, legislation became effective which provides for increases in indemnity benefits to injured workers. Benefits were increased by an average of approximately 6% in 2003, approximately 7% in 2004 and will be increased by a further 2% in 2005. In September 2003 and April 2004, workers’ compensation legislation was enacted in California with the principal objective of reducing costs. The legislation contains provisions which primarily seek to reduce medical costs and does not directly impact indemnity payments to injured workers. The principal changes in the legislation that impact medical costs are as follows: 1) a reduction in the reimbursable amount for certain physician fees, outpatient surgeries, pharmaceutical products and certain durable medical equipment; 2) a limitation on the number of chiropractor or physical therapy office visits; 3) the introduction of medical utilization guidelines; 4) a requirement for second opinions on certain spinal surgeries; and 5) a repeal of the presumption of correctness afforded to the treating physician, except where the employee has pre-designated a treating physician.

The National Association of Insurance Commissioners
      The NAIC is a group formed by state insurance commissioners to discuss issues and formulate policy with respect to regulation, reporting and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and, to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model Insurance Laws, Regulations and Guidelines (the “Model Laws”) have been promulgated by the NAIC as a minimum standard by which state regulatory systems and regulations are measured. Adoption of state laws which provide for substantially similar regulations to those described in certain of the Model Laws is a requirement for accreditation by the NAIC. The NAIC provides authoritative guidance to insurance regulators on current statutory accounting issues by promulgating and updating a codified set of statutory accounting practices in its Accounting Practices and Procedures Manual. The Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance have adopted these codified statutory accounting practices.
      Illinois and California have also adopted laws substantially similar to the NAIC’s “risk based capital” (“RBC”) laws, which require insurers to maintain minimum levels of capital based on their investments and operations. These RBC requirements provide a standard by which regulators can assess the adequacy of an insurance company’s capital and surplus relative to its operations. Among other requirements, an insurance company must maintain capital and surplus of at least 200% of the RBC computed by the NAIC’s RBC model (known as the “Authorized Control Level” of RBC). At September 30, 2005, the capital and surplus of SeaBright Insurance Company exceeded 200% of the Authorized Control Level of RBC.
      The NAIC’s IRIS key financial ratios, developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators’ resources. IRIS identifies twelve industry ratios and specifies “usual values” for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer’s business. The 2004 IRIS results for SeaBright Insurance Company showed four results outside the “usual” range for such ratios, as such range is determined by the NAIC. These results were attributable to various factors. For example, one IRIS ratio measures a company’s “Change in Net Writings.” This IRIS ratio is not considered “usual” if a company’s net premiums written fluctuates upward or downward by 33% or more in any given year. Following the contribution of approximately $30.0 million to SeaBright Insurance Company’s surplus at the time of the Acquisition and the new business plan of our management team, our net premiums written for 2004 increased by more than 33% compared to the sum of the net premiums written by KEIC during the nine months ended September 30, 2003 and the net premiums written by SeaBright Insurance Company during the three months ended December 31, 2003. This increase in net premiums written caused our “Change in Net Writings” IRIS ratio for 2004 to fall outside of the “usual” range. Another IRIS ratio measures a company’s “Change in Policyholders’ Surplus.” This IRIS ratio is not considered “usual” if a company’s surplus is reduced by more than 10% or increased by more than 50% in any given year. Due to the issuance of $12.0 million in surplus notes and a contribution of approximately $5.2 million to SeaBright Insurance Company’s surplus, our “Change in Policyholders’ Surplus” IRIS ratio fell outside the “usual” range. Another IRIS ratio measures a company’s “Investment Yield.” SeaBright Insurance Company’s “Investment Yield” IRIS ratio for 2004 was outside the “usual” range as a result of significant investments in tax-exempt securities. The Company’s “Two-Year Reserve Development to Policyholders’ Surplus” IRIS ratio was outside the “usual” range as a result of adverse development on the unpaid loss and loss adjustment expenses acquired by us in the Acquisition. This adverse development is protected under the adverse development cover and collateralized reinsurance trust agreements discussed under the heading “—The Acquisition—Arrangements to Minimize Exposure.”

Dividend Limitations
      SeaBright Insurance Company’s ability to pay dividends is subject to restrictions contained in the insurance laws and related regulations of Illinois and California. The insurance holding company laws in these states require that ordinary dividends be reported to the Illinois Division of Insurance and the California Department of Insurance prior to payment of the dividend and that extraordinary dividends be submitted for prior approval. An extraordinary dividend is generally defined as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 10% of its statutory policyholders’ surplus as of the preceding year end or the net income of the company for the preceding year. Statutory policyholders’ surplus, as determined under statutory accounting principles, or SAP, is the amount remaining after all liabilities, including loss and loss adjustment expenses, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state insurance regulator to be recognized on the statutory balance sheet. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments will be permitted.

Statutory Accounting Practices
      SAP are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.
      Generally accepted accounting principles, or GAAP, are concerned with a company’s solvency, but such principles are also concerned with other financial measurements, such as income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP.
      Statutory accounting practices established by the NAIC and adopted, in part, by the Illinois and California regulators, determine, among other things, the amount of statutory surplus and statutory net income of SeaBright Insurance Company and thus determine, in part, the amount of funds it has available to pay dividends to us.

Guaranty Fund Assessments
      In Illinois, California and in most of the states where SeaBright Insurance Company is licensed to transact business, there is a requirement that property and casualty insurers doing business within each such state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets or policy surcharges.
      Property and casualty insurance company insolvencies or failures may result in additional security fund assessments to SeaBright Insurance Company at some future date. At this time we are unable to determine the impact, if any, such assessments may have on the financial position or results of operations of SeaBright Insurance Company. We have established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

PointSure
      The brokerage and third party administrator activities of PointSure are subject to licensing requirements and regulation under the laws of each of the jurisdictions in which it operates. PointSure is authorized to act as an agent under firm or officer licenses in 48 states. PointSure’s business depends on the validity of, and continued good standing under, the licenses and approvals pursuant to which it operates, as well as compliance with pertinent regulations. PointSure therefore devotes significant effort toward maintaining its licenses to ensure compliance with a diverse and complex regulatory structure.
      Licensing laws and regulations vary from state to state. In all states, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals. Licenses may be denied or revoked for various reasons, including the violation of such regulations, conviction of crimes and the like. Possible sanctions which may be imposed include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to clients and fines. In some instances, PointSure follows practices based on interpretations of laws and regulations generally followed by the industry, which may prove to be different from the interpretations of regulatory authorities.
Properties
      Our principal executive offices are located in approximately 17,200 square feet of leased office space in Seattle, Washington. We also lease branch offices consisting of approximately 3,200 square feet in Honolulu, Hawaii; 1,700 square feet in Anchorage, Alaska; 8,300 square feet in Orange, California; 3,400 square feet in Houston, Texas; 800 square feet in San Francisco, California; 300 square feet in Fresno, California; 3,000 square feet in Chicago, Illinois and 1,800 square feet in Tampa, Florida. We conduct claims and underwriting operations in our branch offices, with the exception of our Honolulu office, where we conduct only claims operations, and our Fresno and San Francisco offices, where we conduct only underwriting operations. We do not own any real property. We consider our leased facilities to be adequate for our current operations.
Employees
      As of September 30, 2005, we had 143 full-time equivalent employees. We have employment agreements with some of our executive officers, which are described under “Management—Employment Agreements.” We believe that our employee relations are good.
Legal Proceedings
      We are, from time to time, involved in various legal proceedings in the ordinary course of business. We believe we have sufficient loss reserves and reinsurance to cover claims under policies issued by us. Accordingly, we do not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT
Directors, Executive Officers and Key Employees
      The following table sets forth information concerning our directors, executive officers and key employees. All our directors hold office for the remainder of the full term in which the new directorship was created or the vacancy occurred and until their successors are duly elected and qualified. Executive officers serve at the request of the board of directors.

Name	Age	Positions

John G. Pasqualetto	62	Chairman, President and Chief Executive Officer
Richard J. Gergasko	47	Executive Vice President—Operations
Joseph S. De Vita	64	Senior Vice President, Chief Financial Officer and Assistant Secretary
Richard W. Seelinger	46	Senior Vice President—Policyholder Services
Marc B. Miller, M.D.	47	Senior Vice President and Chief Medical Officer
D. Drue Wax	55	Senior Vice President, General Counsel and Corporate Secretary
Jeffrey C. Wanamaker	39	Vice President—Underwriting
James L. Borland, III	44	Vice President and Chief Information Officer
M. Philip Romney	51	Vice President—Finance, Principal Accounting Officer and Assistant Secretary
Chris A. Engstrom	45	President—PointSure Insurance Services, Inc.
J. Scott Carter	36	Director
Peter Y. Chung	38	Director
William M. Feldman	52	Director
Mural R. Josephson	57	Director
George M. Morvis	65	Director
      Set forth below is information concerning our executive officers.
      John G. Pasqualetto has served as the chairman of our board of directors since September 2004 and as our president and chief executive officer and one of our directors since July 2003. He was formerly president and chief executive officer of the Eagle entities, president of Kemper Employers Group and senior vice president of the Kemper insurance companies, holding these positions concurrently since joining Kemper in 1998. Mr. Pasqualetto’s prior experience includes serving as president of AIG’s workers’ compensation specialty group, co-founding Great States Insurance Company, a California-based specialty workers’ compensation company, and holding executive positions with Argonaut Insurance Company and the State Compensation Insurance Fund of California. Mr. Pasqualetto has a B.A. from California State University at Northridge.
      Richard J. Gergasko has served as our executive vice president—operations since July 2003. He also served in this capacity and as the head of underwriting and research and development at the Eagle entities from May 1999 until September 2003. Prior to joining the Eagle entities, Mr. Gergasko held a variety of positions in the insurance industry, including underwriting vice president of AIG’s workers’ compensation specialty group, as well as various actuarial positions at Crum and Forster, William M.

Mercer, Inc. and MBA, Inc. Mr. Gergasko holds a B.A. in Statistics from Rutgers College, is a Fellow of the Casualty Actuarial Society and a Member of the American Academy of Actuaries.
      Joseph S. De Vita  has served as our senior vice president and chief financial officer since July 2003 and as our assistant secretary since January 2005. From January 2003 until June 2003, Mr. De Vita served as a consultant to the Eagle entities. From November 2000 until December 2002, Mr. De Vita served as the vice president and chief financial officer of Lifeguard, Inc., a health plan provider based in California. Prior to November of 2000, Mr. De Vita served as an independent consultant. Mr. De Vita started his career in the insurance industry in 1972 with INA Corporation (Cigna). In 1978, he joined Fremont General Corporation as vice president of finance. In 1987, Mr. De Vita co-founded Great States Insurance Company, a specialty workers’ compensation insurer, with Mr. Pasqualetto. Mr. De Vita has held executive positions with managed care organizations, and began his financial career with PricewaterhouseCoopers. Mr. De Vita holds a B.A. in Accounting from St. Joseph’s University, an M.B.A. in Finance from Drexel University, and is a member of the American Institute of Certified Public Accountants.
      Richard W. Seelinger has served as our senior vice president—policyholder services since July 2003. He served in the same capacity with the Eagle entities, which he joined in 2000. From 1985 through 1999, Mr. Seelinger held a series of executive positions of increasing responsibility at Kemper insurance companies, including workers’ compensation claims officer. Mr. Seelinger holds a B.A. in History from Western Illinois University.
      Marc B. Miller, M.D. has served as our senior vice president and chief medical officer since August 2004. Since 1998, Dr. Miller has been an independent consultant serving in various capacities for several businesses, including: acting as vice president of customer relations for ExactCost, Inc., a healthcare cost analysis technology company; representing various foreign healthcare services, biotech, medical device, and pharmaceutical companies in connection with partnerships, investment and business development; acting as medical director charged with revamping Orange County’s Medical Services Indigents Program; and acting as medical director advising on quality assurance and credentialing for MedLink HealthCare Networks, Inc., a diagnostic managed care organization. Dr. Miller also co-founded ConflictSolvers, LLC, a start-up venture which develops dispute resolution products, and held various positions with ConflictSolvers from 1998 until 2001, most recently serving as its chief executive officer. Dr. Miller is Board certified in preventive medicine, public health and medical management. Dr. Miller holds a B.A. from Stanford University, an M.B.A. from Golden Gate University, an M.P.H. from the University of California, Los Angeles and an M.D. from Rush University.
      D. Drue Wax has served as our senior vice president, general counsel and corporate secretary since January 2005. Prior to that, she, through her law firm, represented us on various regulatory and corporate issues. From 1998 through March 2004, she served as senior counsel in the corporate legal department of the Kemper Insurance Companies, where her responsibilities involved regulatory and corporate work for the various Kemper corporations, including the Eagle entities and KEIC. Prior to 1998, Ms. Wax advised on insurance regulatory matters for Davidson, Goldstein, Mandell & Menkes, and was an associate in the Chicago office of Sidley & Austin. She received her J.D. from Chicago Kent College of Law, and her B.A. from Middlebury College.
      Jeffrey C. Wanamaker has served as our vice president—underwriting and regional manager for the Northwest region since July 2003. He served in the same capacity at the Eagle entities, which he joined in 1999. From 1989 to 1999, Mr. Wanamaker was employed by Alaska National Insurance Company, where he underwrote most commercial lines and ultimately specialized in accounts with a combination of state act workers’ compensation, longshore and maritime employment exposures. Mr. Wanamaker holds Bachelor of Business Administration degrees in Finance and Economics from the University of Alaska and has earned the Chartered Property Casualty Underwriters and Associate in Reinsurance professional designations.
      Set forth below is information concerning our key employees.

      James L. Borland, III has served as our vice president and chief information officer since November 2003. He served in the same capacity with the Eagle entities, which he joined in 2000. From January 1998 until the time he joined the Eagle entities, Mr. Borland served as the principal network analyst for PacifiCare Health Systems. From December 1991 until January 1998, Mr. Borland held several positions with Great States Insurance Company. Mr. Borland holds a B.S. in Business Management from Pepperdine University.
      M. Philip Romney has served as our vice president— finance and principal accounting officer since November 2004 and as our assistant secretary since January 2005. From February 2000 until October 2004, Mr. Romney served as director of finance, controller and assistant secretary for Eden Bioscience Corporation, a biotechnology company in Washington. Prior to that, Mr. Romney served in various positions (most recently as deputy treasurer and senior manager, risk management and treasury services) at Public Utility District No. 1 of Snohomish County, Washington, a public water and electric utility. Mr. Romney began his financial career with the Seattle office of KPMG LLP. Mr. Romney holds B.S. and MAcc. degrees from Brigham Young University and is a member of the Washington Society of Certified Public Accountants.
      Chris A. Engstrom has served as the president of PointSure Insurance Services, Inc., one of our wholly-owned subsidiaries, since February 2004. From May 2003 until joining PointSure, Mr. Engstrom served as the Northwest regional executive officer for Willis Group Holdings, a global insurance broker, and from January 2001 until May 2003, Mr. Engstrom served as the president and chief executive officer of Willis Seattle. Prior to his tenure at Willis, Mr. Engstrom spent 15 years with the Eagle entities, most recently as senior vice president. Mr. Engstrom holds a B.A. from City University.
      Set forth below is information concerning our directors, in addition to Mr. Pasqualetto.
      J. Scott Carter has served as a director since June 2003. Mr. Carter is a principal at Summit Partners, a private equity and venture capital firm, where he has been employed since July 2002. From 1999 to 2002, prior to joining Summit, Mr. Carter was an investment banker with J.P. Morgan. Mr. Carter received a B.A. from Texas A&M University and an M.B.A. from the Darden School of Business at the University of Virginia.
      Peter Y. Chung has served as a director since June 2003. Mr. Chung is a managing partner and member of various entities affiliated with Summit Partners, a private equity and venture capital firm, where he has been employed since August 1994. Mr. Chung also serves as a director of Sirenza Microdevices, Inc., a designer and supplier of radio frequency components and a number of privately held companies. Mr. Chung received an A.B. from Harvard University and an M.B.A. from Stanford University.
      William M. Feldman has served as a director since November 2004. Mr. Feldman is the co-owner, chairman and chief executive officer of Feldman, Ingardona & Co., a registered investment advisor and securities broker/ dealer that provides asset management and investment advisory services to high net worth families and institutions. He has held these positions since organizing the company in 1997.
      Mural R. Josephson has served as a director since July 2004. Following his retirement as senior vice president and chief financial officer of LMC and as an officer and director of certain affiliated entities including the Eagle entities, KEIC and PointSure in October 2002, where he served for approximately four years, Mr. Josephson has served as a consultant to various financial institutions. Prior to his role at LMC, Mr. Josephson retired as a partner at KPMG LLP after 28 years at the firm. Mr. Josephson also serves as a director of UICI, a provider of health, life and related insurance products to the self-employed, individual and student insurance markets, PXRE Group Ltd., which specializes in property reinsurance, and ALPS Corporation, which provides malpractice coverage for attorneys. In addition, he has served as a director of our insurance company subsidiary, SeaBright Insurance Company, since February 2004. Mr. Josephson is a licensed Certified Public Accountant in the State of Illinois, and is a member of the American Institute of Certified Public Accountants.

      George M. Morvis has served as a director since July 2004. Mr. Morvis is the founder, president and chief executive officer of Financial Shares Corporation, a Chicago-based consulting firm specializing in strategic marketing, financial communications, and human resources consulting. Prior to founding Financial Shares Corporation in 1974, Mr. Morvis was a director of public relations and executive secretary for the Illinois Bankers Association. Mr. Morvis serves on the board of directors of numerous privately held companies. In addition, he has served as a director of our insurance company subsidiary, SeaBright Insurance Company, since February 2004. Mr. Morvis holds a degree in Journalism from the University of Illinois, Urbana, an M.B.A. from The George Washington University, and is a graduate of the Harvard Business School executive management program.
Family Relationships
      There are no family relationships between any of our executive officers or directors.
Board Composition
      Our amended and restated certificate of incorporation provides that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Our board of directors currently consists of six members. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. The term of office for each director will be until his successor is elected and qualified or until his earlier death, resignation or removal. Elections for directors will be held annually.
      A majority of our board of directors is “independent” as defined under the rules of the Nasdaq National Market.
Board Committees
      We currently have an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee consists of three persons. All of the members of our audit committee, nominating and corporate governance committee and compensation committee are “independent” as defined by the rules of the Nasdaq National Market and, in the case of the audit committee, by the rules of the Securities and Exchange Commission (“SEC”).
      Audit Committee. The audit committee is comprised of Messrs. Josephson (Chairman), Feldman and Morvis. The audit committee oversees our accounting, financial reporting and control processes and the audits of our financial statements, including: the preparation, presentation and integrity of our financial statements; our compliance with legal and regulatory requirements; our independent auditor’s qualifications and independence; and the performance of our independent auditor. Our audit committee, among other things:

•	has sole responsibility to retain and terminate our independent auditor;

•	pre-approves all audit and non-audit services performed by our independent auditor and the fees and terms of each engagement;

•	appoints and oversees our internal auditor, and reviews the scope and results of each annual internal audit; and

•	reviews our quarterly and annual audited financial statements and related public disclosures, earnings press releases and other financial information and earnings guidance provided to analysts or rating agencies.
      Each member of the audit committee has the ability to read and understand fundamental financial statements. Our board of directors has determined that Mural R. Josephson meets the requirements for an “audit committee financial expert” as defined by the rules of the SEC.

      Compensation Committee. The compensation committee is comprised of Messrs. Chung (Chairman), Carter and Josephson. The compensation committee oversees the administration of our benefit plans, reviews and administers all compensation arrangements for executive officers and establishes and reviews general policies relating to the compensation and benefits of our officers and employees.
      Nominating and Corporate Governance Committee. The nominating and corporate governance committee is comprised of Messrs. Morvis (Chairman), Carter and Chung. The nominating and corporate governance committee’s responsibilities include identifying and recommending to the board appropriate director nominee candidates and providing oversight with respect to corporate governance matters.
Compensation Committee Interlocks and Insider Participation
      No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Director Compensation
      Directors who are also our employees receive no compensation for serving as directors. Non-employee directors receive an annual retainer in the amount of $10,000, and audit committee members receive an additional annual retainer in the amount of $3,000. Non-employee directors receive $1,500 for each in-person board or committee meeting attended and $750 for each telephonic board or committee meeting. In addition, the chair of the audit committee receives an annual fee in the amount of $10,000, and the chairs of the compensation committee and the nominating and corporate governance committee receive an annual fee in the amount of $5,000. We also reimburse all directors for reasonable out-of-pocket expenses they incur in connection with their service as directors.
      Our directors are also eligible to receive stock options and other equity-based awards when, as and if determined by the compensation committee pursuant to the terms of the SeaBright Insurance Holdings, Inc. 2005 Long-Term Equity Incentive Plan. On March 24, 2005, our compensation committee approved an arrangement pursuant to which certain of our non-employee directors will receive an annual grant of 2,000 shares of restricted stock and 4,000 stock options. Each stock option granted will have an exercise price equal to 110% of the closing price of our common stock on the date of grant, as reported on the Nasdaq National Market. The restricted stock grants will be subject to three-year cliff vesting, and the stock option grants will vest over a three-year period with cliff vesting after the first year and monthly vesting thereafter. In the event of a change in control of us or upon the death or disability of the participant, all restrictions relating to all outstanding restricted stock grants will lapse and all stock option grants will become fully vested and exercisable. Our compensation committee may in its discretion determine to exclude one or more non-employee director from receiving these equity grants in any given year. Unless the committee determines otherwise, the grants will be made each year on the date of our annual meeting of shareholders. However, in 2005, the grants were made on March 24, 2005. For 2005, William M. Feldman, Mural R. Josephson and George M. Morvis are the non-employee directors who received these equity grants.
Management Compensation and Incentive Plans
      Our compensation policies are designed to maximize stockholder value over the long-term. Our policies provide management with incentives to strive for excellence and link the financial interests of management with those of our stockholders. The level of incentive awards granted to members of our management is based initially upon the performance of SeaBright Insurance Holdings, Inc., which performance is tied to its calendar year pre-tax operating profit, as approved by our board of directors for the current budget. If those performance objectives are achieved, the business performance of our operating subsidiaries and the performance of the departments supervised by members of our management are considered.
      The following table sets forth the compensation for our Chief Executive Officer and our other four most highly compensated executive officers during the years ended December 31, 2005 and 2004 and during 2003 from the Acquisition until December 31, 2003. These individuals are referred to as the “named executive officers.”

						Long Term Compensation
		Annual Compensation
						Restricted	Securities
				Other Annual		Stock	Underlying	All Other
Name and Principal Position	Year	Salary(1)	Bonus(2)	Compensation(1)		Awards	Options	Compensation

John G. Pasqualetto	2005	$339,024	$220,366	$9,000	(3)	—	76,499	$70,666	(4)
Chairman, President and	2004	313,793	201,965	9,000	(3)	—	—	10,730	(5)
Chief Executive Officer	2003	79,655	—	2,250	(3)	—	155,292	—
Richard J. Gergasko	2005	272,786	136,393	—		—	45,899	15,794	(6)
Executive Vice President—	2004	258,832	128,416	—		—	—	10,271	(7)
Operations	2003	64,708	—	—		—	77,646	—
Joseph S. De Vita	2005	243,452	121,726	—		—	57,374	15,660	(8)
Senior Vice President, Chief	2004	216,000	107,000	—		—	—	8,932	(9)
Financial Officer and Assistant Secretary	2003	54,000	—	—		—	58,235	—
Richard W. Seelinger	2005	198,499	79,399	—		—	22,950	13,908	(10)
Senior Vice President—	2004	188,018	74,457	—		—	—	9,038	(11)
Policyholder Services	2003	47,727	—	—		—	38,823	—
D. Drue Wax	2005	193,185	77,274	—		—	7,650	7,213	(12)
Senior Vice President,	2004	—	—	—		—	—	—
General Counsel and	2003	—	—	—		—	—	—
Secretary

(1)	For 2003, includes compensation paid to the named executive officers from September 30, 2003, the date of the Acquisition, through December 31, 2003.
(2)	For 2005, includes minimum cash bonus amounts earned in 2005 and expected to be paid in March 2006. The amount of cash bonus amounts actually paid for 2005 may exceed the minimum cash bonus amounts disclosed in this table. For 2004, includes actual cash bonus amounts paid.
(3)	Automobile allowance.
(4)	Includes $1,470 paid for life insurance premiums, $14,550 in profit sharing and 401(k) matching contributions and $54,646 in accrued vacation paid.
(5)	Includes $1,733 paid for life insurance premiums and $8,997 in profit sharing and 401(k) matching contributions.
(6)	Includes $1,244 paid for life insurance premiums and $14,550 in profit sharing and 401(k) matching contributions.
(7)	Includes $1,424 paid for life insurance premiums and $8,847 in profit sharing and 401(k) matching contributions.
(8)	Includes $1,110 paid for life insurance premiums and $14,550 in profit sharing and 401(k) matching contributions.
(9)	Includes $1,192 paid for life insurance premiums and $7,740 in profit sharing and 401(k) matching contributions.
(10)	Includes $905 paid for life insurance premiums and $13,003 in profit sharing and 401(k) matching contributions.
(11)	Includes $1,040 paid for life insurance premiums and $7,998 in profit sharing and 401(k) matching contributions.
(12)	Includes $843 paid for life insurance premiums and $6,370 in profit sharing and 401(k) matching contributions.

Option Grants in Last Fiscal Year
      The following table sets forth information with respect to the grants of stock options to each of the named executive officers during the fiscal year ended December 31, 2005. The percentage of total options set forth below is based on an aggregate of 295,701 options granted to employees during fiscal year 2005. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules based on the fair market value of the stock at the time of option grant, and do not represent our estimate or projection of the future stock price.

	Individual Grants				Potential Realizable
					Value at Assumed Annual
	Number of	Percent of			Rates of Stock Price
	Securities	Total Options			Appreciation for
	Underlying	Granted to			Option Term
	Options	Employees in	Exercise	Expiration
Name	Granted (#)	Fiscal Year	Price ($/Sh)	Date	5% ($)	10% ($)

John G. Pasqualetto	76,499	26%	$10.50	1/20/15	$505,153	$1,280,157
Richard J. Gergasko	45,899	16%	10.50	1/20/15	303,089	768,087
Joseph S. De Vita	57,374	19%	10.50	1/20/15	378,863	960,113
Richard W. Seelinger	22,950	8%	10.50	1/20/15	151,548	384,052
D. Drue Wax	7,650	3%	10.50	1/20/15	50,516	128,017
Aggregate Options Exercised in the Last Fiscal Year and Year-End Values
      No stock options were exercised by our named executive officers in fiscal year 2005. The following table sets forth information regarding unexercised stock options held by named executive officers as of December 31, 2005.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money Options
	Options at Fiscal Year End (#)		at Fiscal Year End ($)(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

John G. Pasqualetto	77,646	154,145	$783,448	$1,252,387
Richard J. Gergasko	38,823	84,722	391,724	673,085
Joseph S. De Vita	29,118	86,491	293,801	645,493
Richard W. Seelinger	19,412	42,361	195,867	336,540
D. Drue Wax	—	7,650	—	46,895

(1)	Calculated based on the closing price of our common stock on December 30, 2005, $16.63.
2003 Stock Option Plan
      In 2003, our board of directors adopted the SeaBright Insurance Holdings Inc. 2003 Stock Option Plan. The plan was amended and restated in February 2004. The purpose of this plan was to create an incentive for directors, consultants, advisors, officers and other employees to remain in our employ and to contribute to our success by granting to them a favorable opportunity to acquire our common stock. The plan was also intended to help us attract and retain individuals of exceptional managerial talent upon whom, in large measure, our sustained growth and profitability depends. As our compensation committee has terminated the ability to grant future stock option awards under this plan, we anticipate that all future option grants will be made under our 2005 Long-Term Equity Incentive Plan, discussed below.
      Types of Awards and Eligibility. The plan provides for the grant of either “incentive stock options,” within the meaning of Section 422 of the Internal Revenue Code, or nonqualified stock options to our directors, consultants, advisors, executive officers or other key employees selected by our board of directors to participate in the plan.
      Share Reserve/Limitation. The number of shares of common stock with respect to which options may be granted under the plan and which may be issued upon exercise thereof may not exceed 776,458, subject to the board’s authority to adjust this amount in the event of a reorganization, recapitalization, merger, consolidation, share exchange, stock dividend, stock split or similar transactions affecting our common stock. We have granted options to purchase 491,508 shares of common stock under the plan.
      Administration. Our board of directors, or committee designated by the board, administers the plan. Under the plan, the board or the committee has sole and complete authority to: select participants; grant options to participants in forms and amounts it determines; impose limitations, restrictions and conditions upon options as it deems appropriate; interpret the plan and adopt, amend and rescind administrative guidelines and other rules relating to the plan; correct any defect or omission or reconcile any inconsistency in the plan or an option granted under the plan; and make all other determinations on and take all other actions necessary or advisable for the implementation and administration of the plan.
      Terms of Awards. The exercise price of an option granted under the plan may not be less than 100% of the fair market value of our common stock on the date the option is granted. Our board of directors determines, in connection with each option grant under the plan, when options become exercisable and when they expire, provided that the expiration may not exceed ten years from the date of grant.
      Change of Control. In the event of a change of control of SeaBright, the board may provide, in its discretion, that options granted under the plan become immediately exercisable by any participants who are employed by us at the time of such change of control.
2005 Long-Term Equity Incentive Plan
      On December 22, 2004, we adopted the SeaBright Insurance Holdings, Inc. 2005 Long-Term Equity Incentive Plan. The equity incentive plan provides for grants of stock options, restricted stock, restricted stock units, deferred stock units and other equity-based awards. Directors, officers and other employees of SeaBright and its subsidiaries, as well as others performing services for us, will be eligible for grants under the plan. The purpose of the equity incentive plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.
      A total of 1,047,755 shares of our common stock were initially available for issuance under the equity incentive plan. This amount will automatically increase on the first day of each fiscal year through 2015 by the lesser of: (i) 2% of the shares of common stock outstanding on the last day of the immediately preceding fiscal year or (ii) such lesser number of shares as determined by the compensation committee of our board of directors. Accordingly, on January 1, 2006, the total number of shares of our common stock available for issuance under the equity incentive plan increased by 328,223 shares. The number of shares available for issuance under the equity incentive plan is subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, authorized and unissued or held as treasury shares.
      The compensation committee of our board of directors administers the equity incentive plan. Our board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan.

      The following is a summary of the material terms of the equity incentive plan, but does not include all of the provisions of the plan. For further information about the plan, we refer you to the equity incentive plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Equity Incentive Plan
      Eligibility. Directors, officers and employees of SeaBright and its subsidiaries, as well as other individuals performing services for us, or to whom we have extended an offer of employment, are eligible to receive grants under the equity incentive plan. However, only employees may receive grants of incentive stock options. In each case, the compensation committee will select the actual grantees.
      Stock Options. Under the equity incentive plan, the compensation committee or the board may award grants of incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code, and other, non-qualified stock options. The compensation committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 300,000 shares, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.
      The exercise price of an option granted under the plan may not be less than 100% of the fair market value of a share of common stock on the date of grant, and the exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of SeaBright’s voting power may not be less than 110% of such fair market value on such date.
      Unless the compensation committee determines otherwise, the exercise price of any option may be paid in any of the following ways:

•	in cash;

•	by delivery of shares of common stock with a fair market value equal to the exercise price; and/or

•	by simultaneous sale through a broker of shares of common stock acquired upon exercise.
      If a participant elects to deliver shares of common stock in payment of any part of an option’s exercise price, the compensation committee may in its discretion grant the participant a “reload option.” The reload option entitles its holder to purchase a number of shares of common stock equal to the number so delivered. The reload option may also include, if the compensation committee chooses, the right to purchase a number of shares of common stock equal to the number delivered or withheld in satisfaction of any of the Company’s tax withholding requirements in connection with the exercise of the original option. The terms of each reload option will be the same as those of the original exercised option, except that the grant date will be the date of exercise of the original option, and the exercise price will be the fair market value of the common stock on the date of exercise.
      The compensation committee will determine the term of each option in its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive option granted to a person who owns stock constituting more than 10% of the voting power of SeaBright or any of its subsidiaries, five years from the date of grant. In addition, all options under the equity incentive plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or its subsidiaries. Options generally expire 30 days after the date of cessation of service, so long as the grantee does not compete with the Company during the 30-day period.
      There are, however, exceptions depending upon the circumstances of cessation. In the case of a grantee’s death or disability, all options will become fully vested and exercisable and remain so for up to 180 days after the date of death or disability. In the event of retirement, a grantee’s vested options will remain exercisable for up to 90 days after the date of retirement, while his or her unvested options may become fully vested and exercisable in the discretion of the compensation committee. In each of the foregoing circumstances, the board or compensation committee may elect to further extend the applicable exercise period in its discretion. Upon termination for cause, all options will terminate immediately. If we undergo a change in control and a grantee is terminated from service within one year thereafter, all options will become fully vested and exercisable and remain so for up to one year after the date of termination. In addition, the compensation committee has the authority to grant options that will become fully vested and exercisable automatically upon a change in control of SeaBright, whether or not the grantee is subsequently terminated.
      Restricted Stock. Under the equity incentive plan, the compensation committee may award restricted stock subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Unless the compensation committee determines otherwise, all restrictions on a grantee’s restricted stock will lapse when the grantee ceases to be a director, officer or employee of, or to otherwise perform services for, SeaBright and its subsidiaries, if the cessation occurs due to a termination within one year after a change in control of the Company or due to death, disability or, in the discretion of the compensation committee, retirement. In addition, the compensation committee has the authority to award shares of restricted stock with respect to which all restrictions shall lapse automatically upon a change in control of SeaBright, whether or not the grantee is subsequently terminated. If termination of employment or service occurs for any other reason, all of a grantee’s restricted stock as to which the applicable restrictions have not lapsed will be forfeited immediately.
      Restricted Stock Units; Deferred Stock Units. Under the equity incentive plan, the compensation committee may award restricted stock units subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Each restricted stock unit is equivalent in value to one share of common stock and entitles the grantee to receive one share of common stock for each restricted stock unit at the end of the vesting period applicable to such restricted stock unit. Unless the compensation committee determines otherwise, all restrictions on a grantee’s restricted stock units will lapse when the grantee ceases to be a director, officer or employee of, or to otherwise perform services for, SeaBright and its subsidiaries, if the cessation occurs due to a termination within one year after a change in control of the Company or due to death, disability or, in the discretion of the compensation committee, retirement. In addition, the compensation committee has the authority to award restricted stock units with respect to which all restrictions shall lapse automatically upon a change in control of SeaBright, whether or not the grantee is subsequently terminated. If termination of employment or service occurs for any other reason, all of a grantee’s restricted stock units as to which the applicable restrictions have not lapsed will be forfeited immediately. Prior to the later of (i) the close of the tax year preceding the year in which restricted stock units are granted or (ii) 30 days of first becoming eligible to participate in the plan (or, if earlier, the last day of the tax year in which the participant first becomes eligible to participate in the plan) and on or prior to the date the restricted stock units are granted, a grantee may elect to defer the receipt of all or a portion of the shares due with respect to the restricted stock units and convert such restricted stock units into deferred stock units. Subject to specified exceptions, the grantee will receive shares in respect of such deferred stock units at the end of the deferral period.
      Performance Awards. Under the equity incentive plan, the compensation committee may grant performance awards contingent upon achievement by the grantee, SeaBright and/or its subsidiaries or divisions of set goals and objectives regarding specified performance criteria, such as, for example, return on equity, over a specified performance cycle, as designated by the compensation committee. Performance awards may include specific dollar-value target awards, performance units, the value of which is established by the compensation committee at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of our common stock or other securities.
      Unless the compensation committee determines otherwise, if a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, SeaBright and its subsidiaries prior to completion of a performance cycle, due to death, disability or retirement, the grantee will receive the portion of the performance award payable to him or her based on achievement of the applicable performance criteria over the elapsed portion of the performance cycle. If termination of employment or service occurs for any other reason prior to completion of a performance cycle, the grantee will become ineligible to receive any portion of a performance award. If we undergo a change in control, a grantee will earn no less than the portion of the performance award that he or she would have earned if the applicable performance cycle had terminated as of the date of the change of control.
      Vesting, Withholding Taxes and Transferability of All Awards. The terms and conditions of each award made under the equity incentive plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee. Except in limited circumstances, no award under the equity incentive plan may vest and become exercisable within six months of the date of grant, unless the compensation committee determines otherwise.
      Unless the compensation committee determines otherwise, a participant may elect to deliver shares of common stock, or to have us withhold shares of common stock otherwise issuable upon exercise of an option or upon grant or vesting of restricted stock or a restricted stock unit, in order to satisfy our withholding obligations in connection with any such exercise, grant or vesting.
      Unless the compensation committee determines otherwise, no award made under the equity incentive plan will be transferable other than by will or the laws of descent and distribution or to a grantee’s family member by gift or a qualified domestic relations order, and each award may be exercised only by the grantee, his or her qualified family member transferee, or any of their respective executors, administrators, guardians, or legal representatives.
      Amendment and Termination of the Equity Incentive Plan. The board may amend or terminate the equity incentive plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with applicable stock exchange listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the equity incentive plan without the affected participant’s consent. If not previously terminated by the board, the equity incentive plan will terminate on the tenth anniversary of its adoption.
Employment Agreements
      The following information summarizes the employment agreements for our chief executive officer and each of the named executive officers.
      John G. Pasqualetto. Mr. Pasqualetto’s employment agreement, as amended, provides for an annual base salary of $313,793 and an annual incentive bonus in a target amount of 65% of his base salary. Mr. Pasqualetto’s salary and target bonus amount are subject to review by the board for market and performance adjustments at the beginning of each calendar year and may be adjusted after such review in the board’s sole discretion. On March 31, 2005, the compensation committee of the board approved an increase in Mr. Pasqualetto’s annual base salary to $345,000. Mr. Pasqualetto may participate in present and future benefit plans that are generally made available to employees from time to time. If we terminate Mr. Pasqualetto’s employment without cause or if Mr. Pasqualetto terminates his employment for good reason, each as defined in his employment agreement, he will be entitled to receive his base salary and bonus (prorated to the date of termination) payable in regular installments from the date of termination for a period of 18 months thereafter. Mr. Pasqualetto’s employment agreement provides that he will be restricted from engaging in specified competitive activities and from soliciting SeaBright’s employees, customers, suppliers or other business relations for 18 months following the date of his termination.
      Richard J. Gergasko. Mr. Gergasko’s employment agreement provides for an annual base salary of $258,832 and an annual incentive bonus in a target amount of 50% of his base salary. Mr. Gergasko’s salary and target bonus amount are subject to review by the board for market and performance adjustments at the beginning of each calendar year and may be adjusted after such review in the board’s sole discretion. On March 31, 2005, the compensation committee of the board approved an increase in Mr. Gergasko’s annual base salary to $275,000. Mr. Gergasko may participate in present and future benefit plans that are generally made available to employees from time to time. If we terminate Mr. Gergasko’s employment without cause, as defined in his employment agreement, he will be entitled to receive his base salary (prorated to the date of termination) payable in regular installments from the date of termination for a period of 12 months thereafter. Mr. Gergasko’s employment agreement provides that he will be restricted from engaging in specified competitive activities and from soliciting our employees, customers, suppliers or other business relations for 12 months following the date of his termination.
      Joseph S. De Vita. Mr. De Vita’s employment agreement provides for an annual base salary of $216,000 and an annual incentive bonus in a target amount of 50% of his base salary. Mr. De Vita’s salary and target bonus amount are subject to review by the board for market and performance adjustments at the beginning of each calendar year and may be adjusted after such review in the board’s sole discretion. On March 31, 2005, the compensation committee of the board approved an increase in Mr. De Vita’s annual base salary to $250,000. Mr. De Vita may participate in present and future benefit plans that are generally made available to employees from time to time. If we terminate Mr. De Vita’s employment without cause, as defined in his employment agreement, he will be entitled to receive his base salary (prorated to the date of termination) payable in regular installments from the date of termination for a period of 12 months thereafter. Mr. De Vita’s employment agreement provides that he will be restricted from engaging in specified competitive activities and from soliciting our employees, customers, suppliers or other business relations for 12 months following the date of his termination.
      Richard W. Seelinger. Mr. Seelinger’s employment agreement provides for an annual base salary of $187,113 and an annual incentive bonus in a target amount of 40% of his base salary. Mr. Seelinger’s salary and target bonus amount are subject to review by the board for market and performance adjustments at the beginning of each calendar year and may be adjusted after such review in the board’s sole discretion. On March 31, 2005, the compensation committee of the board approved an increase in Mr. Seelinger’s annual base salary to $200,000. Mr. Seelinger may participate in present and future benefit plans that are generally made available to employees from time to time. If we terminate Mr. Seelinger’s employment without cause, as defined in his employment agreement, he will be entitled to receive his base salary (prorated to the date of termination) payable in regular installments from the date of termination for a period of 12 months thereafter. Mr. Seelinger’s employment agreement provides that he will be restricted from engaging in specified competitive activities and from soliciting our employees, customers, suppliers or other business relations for 12 months following the date of his termination.
      D. Drue Wax. Ms. Wax’s employment agreement provides for an annual base salary of $200,000 and an annual incentive bonus in a target amount of 40% of her base salary. Ms. Wax’s salary and target bonus amount are subject to review by the board for market and performance adjustments at the beginning of each calendar year and may be adjusted after such review in the board’s sole discretion. Ms. Wax may participate in present and future benefit plans that are generally made available to employees from time to time. If we terminate Ms. Wax’s employment without cause, as defined in her employment agreement, she will be entitled to receive her base salary (prorated to the date of termination) payable in regular installments from the date of termination for a period of 12 months thereafter. Ms. Wax’s employment agreement provides that she will be restricted from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for 12 months following the date of her termination.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS
      The following table provides information concerning beneficial ownership of our common stock as of December 31, 2005, by:

•	each of our directors;

•	each of our named executive officers as of December 31, 2005;

•	each person known by us to beneficially own 5% or more of our outstanding common stock; and

•	all of our directors and executive officers as a group.
      The following table lists the number of shares and percentage of shares beneficially owned based on 16,411,143 shares of common stock outstanding as of December 31, 2005 and a total of 263,925 common stock options currently exercisable or exercisable by our directors and executive officers as a group within 60 days of December 31, 2005. The figures in the table assume the exercise of all stock options currently exercisable or exercisable within 60 days of December 31, 2005. The table also lists the applicable percentage of shares beneficially owned based on 19,811,143 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option.
      Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 31, 2005, are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

	Beneficial Ownership		Shares Being	Beneficial Ownership
	Prior to the Offering		Offered	After the Offering

Name and Address of Beneficial Owner	Number	Percentage	Number	Number	Percentage

Summit Partners(1)	7,545,627	46.0%	3,000,000	4,545,627	22.9%
Peter Y. Chung(2)	7,545,627	46.0%	3,000,000	4,545,627	22.9%
J. Scott Carter	—	—	—	—	—
John G. Pasqualetto(3)	132,985	*	—	132,985	*
Richard J. Gergasko(4)	73,657	*	—	73,657	*
Joseph S. De Vita(5)	73,086	*	—	73,086	*
Richard W. Seelinger(6)	36,624	*	—	36,624	*
D. Drue Wax(7)	2,863	*	—	2,863	*
William M. Feldman(8)	5,713	*	—	5,713	*
Mural R. Josephson(9)	8,825	*	—	8,825	*
George M. Morvis(10)	7,325	*	—	7,325	*
All directors and executive officers as a group (12 persons)	7,942,268	47.6%	3,000,000	4,942,268	24.6%

*	Less than 1%.

(1)	Represents (a) 2,004,874 shares of common stock held by Summit Ventures V, L.P.; (b) 335,236 shares of common stock held by Summit V Companion Fund, L.P.; (c) 134,101 shares of common stock held by Summit V Advisors Fund (QP), L.P.; (d) 40,987 shares of common stock held by Summit V Advisors Fund, L.P.; (e) 3,402,460 shares of common stock held by Summit Ventures VI-A, L.P.;

(f) 1,418,970 shares of common stock held by Summit Ventures VI-B, L.P.; (g) 70,763 shares of common stock held by Summit VI Advisors Fund, L.P.; (h) 108,642 shares of common stock held by Summit VI Entrepreneurs Fund, L.P.; and (i) 29,594 shares of common stock held by Summit Investors VI, L.P. (such entities collectively referred to as “Summit Partners”). Of the 3,000,000 shares being offered by Summit Partners, (r) 797,100 shares will be offered by Summit Ventures V, L.P., (s) 133,284 shares will be offered by Summit V Companion Fund, L.P., (t) 53,316 shares will be offered by Summit V Advisors Fund (QP), L.P., (u) 16,296 shares will be offered by Summit V Advisors Fund, L.P., (v) 1,352,754 shares will be offered by Summit Ventures VI-A, L.P., (w) 564,156 shares will be offered by Summit Ventures VI-B, L.P., (x) 28,134 shares will be offered by Summit VI Advisors Fund, L.P., (y) 43,194 shares will be offered by Summit VI Entrepreneurs Fund, L.P., and (z) 11,766 shares will be offered by Summit Investors VI, L.P. Summit Partners, LLC is the general partner of Summit Partners V, L.P., which is the general partner of each of Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. Summit Partners, LLC, through a five-person investment committee composed of certain of its members, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Gregory M. Avis, Peter Y. Chung, Scott C. Collins, Bruce R. Evans, Walter G. Kortschak, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey and Stephen G. Woodsum are the members of Summit Partners, LLC and each disclaims beneficial ownership of the shares held by Summit Partners. Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P. and Summit Investors VI, L.P. Summit Partners, L.P., through a three-person investment committee composed of certain of the members of Summit Master Company, LLC, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Gregory M. Avis, John R. Carroll, Peter Y. Chung, Scott C. Collins, Bruce R. Evans, Charles J. Fitzgerald, Walter G. Kortschak, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey and Stephen G. Woodsum are the members of Summit Master Company, LLC, which is the general partner of Summit Partners, L.P., and each disclaims beneficial ownership of the shares held by Summit Partners. The address for each of these entities is 499 Hamilton Avenue, Palo Alto, CA 94301.

(2)	Consists of shares held by Summit Partners. Mr. Chung does not have voting or dispositive authority over these shares and disclaims beneficial ownership of these shares.

(3)	Includes options to purchase 96,771 shares of common stock exercisable within 60 days of December 31, 2005.

(4)	Includes options to purchase 50,298 shares of common stock exercisable within 60 days of December 31, 2005.

(5)	Includes options to purchase 43,462 shares of common stock exercisable within 60 days of December 31, 2005.

(6)	Includes options to purchase 25,150 shares of common stock exercisable within 60 days of December 31, 2005.

(7)	Includes options to purchase 1,913 shares of common stock exercisable within 60 days of December 31, 2005.

(8)	Includes 2,000 shares of restricted stock that vests in March 2008 and options to purchase 1,913 shares of common stock exercisable within 60 days of December 31, 2005.

(9)	Includes 2,000 shares of restricted stock that vests in March 2008 and options to purchase 3,825 shares of common stock exercisable within 60 days of December 31, 2005.

(10)	Includes 2,000 shares of restricted stock that vests in March 2008 and options to purchase 3,825 shares of common stock exercisable within 60 days of December 31, 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      We have entered into certain transactions and contractual arrangements with some of our stockholders and members of management, including the following:
Registration Agreement
      In connection with the Acquisition on September 30, 2003, we entered into a registration agreement with the Summit Partners investors and a minority investor. Under the registration agreement, the holders of a majority of Registrable Securities (as defined in the registration agreement) have the right to require us to register any or all of their common stock in SeaBright (including any common stock issued or issuable upon conversion of shares of SeaBright’s convertible preferred stock) under the Securities Act at our expense. In addition, all holders of Registrable Securities are entitled to request the inclusion of any of their common stock in any registration statement at our expense whenever we propose to register shares of our common stock under the Securities Act. In connection with these registrations, we have agreed to indemnify all holders of Registrable Securities against certain liabilities, including liabilities under the Securities Act. This offering is being effected pursuant to Summit Partners’ exercise of its registration rights under this agreement.
Summit Partners Investors Stock Purchases
      We entered into a stock purchase agreement with the Summit Partners investors in connection with the Acquisition on September 30, 2003. Pursuant to this agreement, the Summit Partners investors purchased an aggregate of 450,000 shares of our convertible preferred stock for an aggregate purchase price of $45.0 million. We entered into a second stock purchase agreement with the Summit Partners investors, as well as certain members of our management, in June 2004 pursuant to which the Summit Partners investors purchased an aggregate of 50,000 shares of our convertible preferred stock for an aggregate purchase price of $5.0 million. Each share of convertible preferred stock purchased under the stock purchase agreements was converted into 15.299664 shares of common stock upon the closing of our initial public offering in January 2005.
Executive Stock Purchase Agreements
      We entered into executive stock purchase agreements with each of John G. Pasqualetto, Richard J. Gergasko, Joseph S. De Vita, Richard W. Seelinger and Jeffrey C. Wanamaker in September 2003 pursuant to which the executives purchased an aggregate of 4,250 shares of our convertible preferred stock for an aggregate purchase price of $425,000. In June 2004, we entered into (i) a stock purchase agreement with Messrs. Pasqualetto, Gergasko, De Vita and Wanamaker, as well as the Summit Partners investors, pursuant to which the executives purchased an aggregate of 1,055.25 shares of our convertible preferred stock for an aggregate purchase price of $105,525, and (ii) separate executive stock agreements with each of Chris A. Engstrom and James L. Borland III, pursuant to which these key employees purchased an additional 560 shares of our convertible preferred stock for an aggregate purchase price of $56,000. Each share of convertible preferred stock purchased under the stock purchase agreements was converted into 15.299664 shares of common stock upon the closing of the initial public offering of our common stock in January 2005.

DESCRIPTION OF CAPITAL STOCK
      The following summary is a description of our capital stock pursuant to our amended and restated certificate of incorporation and bylaws.
      Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2005, there were 16,411,143 shares of common stock outstanding and no shares of preferred stock outstanding. In addition, as of December 31, 2005, a total of 804,254 shares of common stock were reserved for issuance upon exercise of outstanding options. Upon completion of this offering, 19,811,143 shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.
      The following summary of certain provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law. See “Where You Can Find Additional Information.”
Common Stock
      Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock may be entitled, holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.” If there is a liquidation, dissolution or winding up of SeaBright, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities, and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock which we may designate in the future.
Preferred Stock
      Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, to issue shares of preferred stock in one or more series without stockholder approval. Each series of preferred stock will have the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays and uncertainties associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting stock. Our board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings for the issuance of preferred stock and our board of directors has no present intention to issue any shares of preferred stock.

Registration Rights
      See “Certain Relationships and Related Transactions” for a description of the registration agreement we have entered into with certain of our stockholders.
Effect of Amended and Restated Certificate of Incorporation and Bylaws
      Our amended and restated certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.
      Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. In addition, our amended and restated certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by a resolution adopted by a majority of our board of directors or by our chief executive officer. Stockholders are not permitted to call a special meeting or require our board of directors to call a special meeting. Our amended and restated certificate of incorporation also provides that directors may be removed from office only for cause, at a meeting called for that purpose, and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all outstanding shares of common stock entitled to vote generally for the election of directors, voting together as a single class.
      Our bylaws establish an advance notice procedure for stockholder proposals to be brought before our annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of director candidates or proposals regarding other business to come before a special or annual meeting, the bylaws may have the effect of precluding the conduct of proposed business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.
      The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.
Delaware Law
      We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
      Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.
Limitation of Liability and Indemnification of Directors and Officers
      As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.
      Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions. As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation provides that:

•	we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.
Corporate Opportunities and Transactions with Summit Partners
      In recognition that directors, officers, stockholders, members, managers and/or employees of Summit Partners and its affiliates and investment funds (collectively, the “Summit Entities”) may serve as our directors and/or officers, and that the Summit Entities may engage in similar activities or lines of business that we do, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Summit Entities. Specifically, none of the Summit Entities or any director, officer, stockholder, member, manager or employee of the Summit Entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Summit Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the Summit Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of our company who is also a director, officer, member, manager or employee of any Summit Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Summit Entity, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company.
      In recognition that we may engage in material business transactions with the Summit Entities, from which we are expected to benefit, our amended and restated certificate of incorporation provides that any of our directors or officers who are also directors, officers, stockholders, members, managers and/or employees of any Summit Entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

•	the transaction was approved, after being made aware of the material facts of the relationship between each of SeaBright or a subsidiary thereof and the Summit Entity and the material terms and facts of the transaction, by (i) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction (“Interested Persons”) or (ii) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are not Interested Person; or

•	the transaction was fair to us at the time we entered into the transaction; or

•	the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the Summit Entities and any Interested Person.
      By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of our amended and restated certificate of incorporation. Any amendment to the foregoing provisions of our amended and restated certificate of incorporation requires the affirmative vote of at least 80% of the voting power of all shares of our common stock then outstanding.
Listing
      Our common stock is listed on the Nasdaq National Market and trades under the symbol “SEAB.”
Transfer Agent and Registrar
      The transfer agent and registrar for the common stock is Computershare Trust Company, N.A. The address of the transfer agent and registrar is 250 Royall Street, Canton, MA 02021 and its telephone number is (816) 843-4299.

SHARES ELIGIBLE FOR FUTURE SALE
      Upon the completion of this offering, we will have a total of 19,811,143 shares of common stock outstanding (20,321,143 shares if the underwriters exercise the over-allotment option in full). Of these shares of common stock, the 8,625,000 shares issued in our initial public offering, the 6,400,000 shares being sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below.
Rule 144
      In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal 198,111 shares immediately after this offering (assuming that the underwriters do not exercise their overallotment option); or

•	the average weekly trading volume of our common stock during the four calendar weeks before a notice of the sale on Form 144 is filed.
      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
      In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares of our common stock from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.
Registration on Form S-8
      On March 15, 2005, we filed a registration statement on Form S-8 under the Securities Act to register 1,824,213 shares of common stock issued or reserved for issuance under our 2003 Stock Option Plan and our 2005 Long-Term Equity Incentive Plan. Shares registered under such registration statement will be available for sale in the open market upon issuance, unless such shares are subject to Rule 144 limitations applicable to affiliates, vesting restrictions with us or the lock-up restrictions described below.
      No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.
Lock-up Agreements
      We, all of our current executive officers and directors and the selling stockholders have agreed that, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. (“FBR”), on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer to dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
      These restrictions do not apply to any transfers (i) as a bona fide gift or gifts, so long as the donee or donees agree in writing to be bound by the restrictions in the lock-up agreement, (ii) to any trust, partnership, corporation or other entity formed for the direct or indirect benefit of the transferor or the immediate family of the transferor, so long as a duly authorized officer, representative or trustee of the transferee agrees in writing to be bound by the restrictions in the lock-up agreement, and so long as the transfer does not involve a disposition for value, (iii) if the transfer occurs by operation of law, such as rules of descent and distribution, statutes governing the effects of a merger or a qualified domestic order, so long as the transferee executes an agreement acknowledging that the transferee is receiving and holding the shares subject to the provisions of the lock-up agreement or (iv) to an affiliate (as that term is defined in Rule 405 under the Securities Act) of the transferor, so long as such affiliate agrees to be bound in writing by the restrictions in the lock-up agreement. In addition, these restrictions do not apply to grants of options to purchase common stock or issuances of shares of restricted stock or other equity-based awards pursuant to our equity incentive and benefit plans described in this prospectus.
      FBR does not intend to release any portion of the common stock subject to the foregoing lock-up agreements; however FBR, in its sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 90-day period without notice. In considering a request to release shares from a lock-up agreement, FBR will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.
Registration Rights
      See “Certain Relationships and Related Transactions” for a description of the registration agreement we have entered into with certain of our stockholders.

UNDERWRITING
      We and the selling stockholders have entered into an underwriting agreement with the underwriters named below, for whom FBR, Piper Jaffray & Co., Keefe, Bruyette & Woods, Inc. and Cochran, Caronia & Co. are acting as representatives. FBR is the sole book-running manager and Piper Jaffray & Co. is the co-lead manager of this offering, subject to the terms and conditions set forth in the underwriting agreement. We and the selling stockholders have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the following respective number of shares of common stock:

Underwriter	Number of Shares

Friedman, Billings, Ramsey & Co., Inc.
Piper Jaffray & Co.
Keefe, Bruyette & Woods, Inc.
Cochran, Caronia & Co.
Total	6,400,000

      We and the selling stockholders have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase on a pro rata basis in relation to the number of shares being offered hereby, at the public offering price less underwriting discounts and commissions, up to an additional 960,000 shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, the underwriters will be committed, subject to conditions specified in the underwriting agreement, to purchase that number of additional shares.
      Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus other than the shares subject to the over-allotment option, if any shares are purchased. We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.
      The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $           per share. The underwriters may allow, and such dealers may re-allow, a discount not to exceed $           per share to certain other dealers.
      The following table provides information regarding the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 960,000 additional shares.

	No Exercise of	Full Exercise of
Paid by Us	Over-Allotment Option	Over-Allotment Option

Per Share	$	$
Total	$	$

	No Exercise of	Full Exercise of
Paid by the Selling Stockholders	Over-Allotment Option	Over-Allotment Option

Per Share	$	$
Total	$	$
      We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $850,000.
      In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price our common stock. Specifically, the underwriters may over-allot this offering by selling more than the number of shares of common stock offered by this prospectus, creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriters may reclaim selling concessions from dealers if shares of our common stock sold by such dealers are repurchased in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.
      We and all of our current executive officers and directors and the selling stockholders have agreed that, without the prior written consent of FBR, on behalf of the underwriters, such persons will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer to dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
      These restrictions do not apply to any transfers (i) as a bona fide gift or gifts, so long as the donee or donees agree in writing to be bound by the restrictions in the lock-up agreement, (ii) to any trust, partnership, corporation or other entity formed for the direct or indirect benefit of the transferor or the immediate family of the transferor, so long as a duly authorized officer, representative or trustee of the transferee agrees in writing to be bound by the restrictions in the lock-up agreement, and so long as the transfer does not involve a disposition for value, (iii) if the transfer occurs by operation of law, such as rules of descent and distribution, statutes governing the effects of a merger or a qualified domestic order, so long as the transferee executes an agreement acknowledging that the transferee is receiving and holding the shares subject to the provisions of the lock-up agreement or (iv) to an affiliate (as that term is defined in Rule 405 under the Securities Act) of the transferor, so long as such affiliate agrees to be bound in writing by the restrictions in the lock-up agreement. In addition, these restrictions do not apply to grants of options to purchase common stock or issuances of shares of restricted stock or other equity-based awards pursuant to our equity incentive and benefit plans described in this prospectus.
      FBR does not intend to release any portion of the common stock subject to the foregoing lock-up agreements; however FBR, in its sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 90-day period without notice. In considering a request to release shares from a lock-up agreement, FBR will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.
      The underwriters have informed us that they do not intend to make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority.
      FBR will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by FBR. Other than the prospectus in electronic format, the information on the FBR website is not part of this prospectus.
      Our common stock is listed on the Nasdaq National Market and trades under the symbol “SEAB.”

LEGAL MATTERS
      We are being represented by Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois, in connection with this offering. Certain partners of Kirkland & Ellis LLP, through investment partnerships, beneficially own equity interests in SeaBright representing less than 1% of the common stock outstanding immediately prior to this offering. Kirkland & Ellis LLP represents entities affiliated with Summit Partners in connection with certain legal matters. The underwriters are represented by Lord, Bissell & Brook LLP, Chicago, Illinois.
EXPERTS
      The combined financial statements and schedules of the Company’s predecessor as of December 31, 2002 and for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001 and the audited consolidated financial statements and schedules of the Company as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and for the period from June 19, 2003 (inception) through December 31, 2003, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting. The audit report covering the Predecessor’s combined financial statements refers to the Predecessor’s adoption of Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets.
WHERE YOU CAN FIND MORE INFORMATION
      We are currently subject to the information requirements of the Securities Exchange Act of 1934, or the Exchange Act, and in accordance with the Exchange Act file periodic reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, relating to our business, financial statements and other matters. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers.

INDEX TO FINANCIAL STATEMENTS

Page

SeaBright Insurance Holdings, Inc. and Subsidiaries—Unaudited Consolidated Financial Statements as of September 30, 2005 and December 31, 2004 and for the Three and Nine Months Ended September 30, 2005 and 2004

Condensed Consolidated Balance Sheets	F-2
Condensed Consolidated Statements of Operations	F-3
Condensed Consolidated Statements of Cash Flows	F-4
Notes to Interim Consolidated Financial Statements	F-5

SeaBright Insurance Holdings, Inc. and Subsidiaries—Audited Consolidated Financial Statements as of December 31, 2004 and 2003, for the Year Ended December 31, 2004 and for the Period from June 19, 2003 (inception) through December 31, 2003

Report of Independent Registered Public Accounting Firm	F-14
Consolidated Balance Sheets	F-15
Consolidated Statements of Operations	F-16
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income (Loss)	F-17
Consolidated Statements of Cash Flows	F-18
Notes to Consolidated Financial Statements	F-19

Predecessor—Combined Financial Statements for the Nine Months Ended September 30, 2003 and for the Years Ended December 31, 2002 and 2001
Report of Independent Registered Public Accounting Firm	F-40
Combined Balance Sheet	F-41
Combined Statements of Operations	F-42
Statements of Changes in Stockholder’s Equity and Comprehensive Income	F-43
Combined Statements of Cash Flows	F-44
Notes to Combined Financial Statements	F-45

SEABRIGHT INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004

	(Unaudited)
	(in thousands)
ASSETS
Investment securities available for sale, at fair value	$236,194	$105,661
Cash and cash equivalents	15,992	8,279
Accrued investment income	2,641	1,096
Premiums receivable, net of allowance	9,746	7,397
Deferred premiums	70,347	59,243
Retrospective premiums accrued	3,349	1,086
Federal income tax recoverable	751	397
Service income receivable	196	304
Reinsurance recoverables	15,297	13,484
Receivable under adverse development cover	2,853	2,853
Prepaid reinsurance	5,019	5,254
Property and equipment, net	877	493
Deferred federal income taxes, net	8,079	3,604
Deferred policy acquisition costs, net	8,870	7,588
Intangible assets, net	1,545	2,093
Goodwill	1,527	1,527
Other assets	6,357	5,459

Total assets	$389,640	$225,818

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expense	$121,126	$68,228
Unearned premiums	77,751	67,626
Reinsurance funds withheld and balances payable	3,712	1,553
Premiums payable	3,514	3,128
Accrued expenses and other liabilities	21,876	14,913
Surplus notes	12,000	12,000

Total liabilities	239,979	167,448

Commitments and contingencies
Stockholders’ equity:
Series A preferred stock, $0.01 par value; 750,000 shares authorized; issued and outstanding—no shares at September 30, 2005 and 508,265.25 shares at December 31, 2004	—	5
Undesignated preferred stock, $0.01 par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; authorized—75,000,000 shares at September 30, 2005 and 10,000,000 shares at December 31, 2004; issued and outstanding—16,411,143 shares at September 30, 2005 and no shares at December 31, 2004	164	—
Paid-in capital	131,474	50,831
Accumulated other comprehensive income (loss)	(972)	530
Retained earnings	18,995	7,004

Total stockholders’ equity	149,661	58,370

Total liabilities and stockholders’ equity	$389,640	$225,818

See accompanying notes to condensed consolidated financial statements.

SEABRIGHT INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(dollars in thousands, except income per share amounts)
Revenue:
Premiums earned	$40,719	$24,038	$109,523	$48,201
Net investment income	2,132	693	5,227	1,638
Net realized gain (loss)	(14)	—	48	17
Claims service income	523	728	1,799	2,298
Other service income	41	132	141	727
Other income	874	492	2,860	1,800

	44,275	26,083	119,598	54,681

Losses and expenses:
Loss and loss adjustment expenses	27,095	16,854	74,350	34,823
Underwriting, acquisition and insurance expenses	8,058	4,291	23,074	10,507
Other expenses	1,411	1,217	4,642	3,567

	36,564	22,362	102,066	48,897

Income before federal income taxes	7,711	3,721	17,532	5,784

Federal income tax expense (benefit):
Current	3,049	1,498	9,208	3,296
Deferred	(405)	(472)	(3,667)	(1,528)

	2,644	1,026	5,541	1,768

Net income	$5,067	$2,695	$11,991	$4,016

Basic earnings per share	$0.31	$—	$0.79	$—
Diluted earnings per share	$0.30	$0.35	$0.75	$0.55
Weighted average basic shares outstanding	16,403,929	—	15,201,515	—
Weighted average diluted shares outstanding	16,703,313	7,777,808	16,007,576	7,256,149
See accompanying notes to condensed consolidated financial statements.

SEABRIGHT INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended
	September 30,

	2005	2004

	(in thousands)
Cash flows from operating activities:
Net income	$11,991	$4,016
Adjustments to reconcile net income to cash provided by operating activities:
Amortization of deferred policy acquisition costs	14,156	6,254
Policy acquisition costs deferred	(15,438)	(11,106)
Provision for depreciation and amortization	1,981	1,132
Net realized gain (loss) on investments	(48)	17
Gain on sale of fixed assets	—	(5)
Benefit for deferred federal income taxes	(3,667)	(1,528)
Amortization of compensation expense	12	—
Changes in certain assets and liabilities:
Federal income tax recoverable	(354)	(19)
Unpaid loss and loss adjustment expense	52,899	21,662
Reinsurance recoverables, net of reinsurance withheld	(1,128)	(1,804)
Unearned premiums, net of deferred premiums and premiums receivable	(5,591)	5,933
Accrued investment income	(1,544)	(537)
Other assets and other liabilities	4,283	3,943

Net cash provided by operating activities	57,552	27,958

Cash flows from investing activities:
Purchases of investments	(309,425)	(53,394)
Sales of investments	163,052	10,911
Maturities and other	16,340	2,742
Purchases of property and equipment	(596)	(204)

Net cash used in investing activities	(130,629)	(39,945)

Cash flows from financing activities:
Issuance of common stock	80,775	—
Exercise of stock options	15	—
Issuance of surplus notes	—	12,000
Debt issuance costs	—	(591)
Issuance of preferred stock	—	5,161

Net cash provided by financing activities	80,790	16,570

Net increase in cash and cash equivalents	7,713	4,583
Cash and cash equivalents at beginning of period	8,279	5,008

Cash and cash equivalents at end of period	$15,992	$9,591

Supplemental disclosures:
Accrued expenses for purchases of investments	$3,843	$3,489
Federal income taxes paid	9,625	3,244
Interest paid on surplus notes	622	159
See accompanying notes to condensed consolidated financial statements.

1.	ORGANIZATION
      SeaBright Insurance Holdings, Inc., a Delaware corporation (“SIH”), was formed in June 2003. On July 14, 2003, SIH entered into a purchase agreement with Kemper Employers Group, Inc. (“KEG”), Eagle Pacific Insurance Company, Inc. and Pacific Eagle Insurance Company, Inc. (collectively “Eagle” or the “Eagle Entities”), and Lumbermens Mutual Casualty Company (“LMC”) (the “Acquisition”). Under this agreement, SIH acquired Kemper Employers Insurance Company (“KEIC”), PointSure Insurance Services, Inc. (“PointSure”), and certain assets of Eagle, primarily renewal rights.
      SeaBright Insurance Company (“SBIC”), formerly KEIC, is licensed to write workers’ compensation insurance in 43 states and the District of Columbia. Domiciled in the State of Illinois and commercially domiciled in the State of California, SBIC focuses on employers with complex workers’ compensation exposures and provides coverage under multiple state and federal acts, applicable common law or negotiated agreements. Prior to the Acquisition, beginning in 2000, KEIC wrote business only in California. In May 2002, KEIC ceased writing business and by December 31, 2003, all premiums related to business prior to the Acquisition were 100% earned.
      PointSure is engaged primarily in administrative and wholesale insurance brokerage activities. The Eagle Entities, from whom we purchased certain assets, were both writers of state act workers’ compensation insurance and United States Longshore and Harbor Workers’ Compensation Act (“USL&H”) insurance, whose policies went into run-off on September 30, 2003.
      Under new ownership, KEIC resumed writing business effective October 1, 2003, primarily targeting policy renewals for former Eagle business in the states of California, Hawaii and Alaska. In November 2003, the Illinois Department of Financial and Professional Regulation, Division of Insurance (the “Illinois Division of Insurance”) granted permission for KEIC to change its name to SeaBright Insurance Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation
      The accompanying unaudited condensed consolidated financial statements include the accounts of SIH and its wholly owned subsidiaries, PointSure and SBIC (collectively, the “Company”). All significant intercompany transactions among these affiliated entities have been eliminated in consolidation.
      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and pursuant to the instructions to Form 10-Q. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. The condensed consolidated balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and notes required by GAAP for complete financial statements. These financial statements and notes should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2004 included in the Company’s Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on March 28, 2005.
      In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information set forth therein. Results of operations for the three month and nine month periods ended September 30, 2005 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

b. Use of Estimates
      The preparation of the consolidated financial statements in conformity with GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. For example, the Company used significant estimates in determining the unpaid loss and loss adjustment expenses, goodwill and other intangibles, earned premiums on retrospectively rated policies, earned but unbilled premiums, federal income taxes and amounts related to reinsurance. Actual results could differ from those estimates. Such estimates and judgments could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

c. Revenue Recognition
      Premiums for primary and reinsured risks are included in revenue over the life of the contract in proportion to the amount of insurance protection provided (i.e., ratably over the policy period). The portion of the premium that is applicable to the unexpired period of the policies in-force is not included in revenue but is deferred and recorded as unearned premium in the liability section of the balance sheet. Deferred premiums represent the unbilled portion of annual premiums.
      Earned premiums on retrospectively rated policies are based on the Company’s estimate of loss experience as of the measurement date. Loss experience includes known losses specifically identifiable to a retrospective policy as well as provisions for future development on known losses and for losses incurred but not yet reported, which are developed using actuarial loss development factors that are consistent with how the Company projects losses in general. For retrospectively rated policies, the governing contractual minimum and maximum rates are established at policy inception and are made a part of the insurance contract. Premiums from retrospectively rated policies totaled 21.2% and 15.0% of total premiums written for the three month periods ended September 30, 2005 and 2004, respectively, and 30.8% and 33.5% of total premiums written for the nine month periods then ended, respectively.

d. Unpaid Loss and Loss Adjustment Expense
      Unpaid loss and loss adjustment expense represents an estimate of the ultimate net cost of all unpaid losses incurred through the specified period. The loss adjustment expense component is an estimate of unpaid expenses to be incurred in settlement of the claims included in the liability for unpaid losses. These liabilities, which anticipate salvage and subrogation recoveries and are presented gross of amounts recoverable from reinsurers, include estimates of future trends in claim severity and frequency and other factors that could vary as the losses are ultimately settled.
      The Company uses independent actuaries to assist in the evaluation of the adequacy of its liability for unpaid loss and loss adjustment expense. In light of the Company’s short operating history and uncertainties concerning the effects of recent legislative reform specifically as it relates to the Company’s California workers’ compensation class of business, actuarial techniques are applied that use the historical experience of the Company’s predecessor as well as industry information in the analysis of unpaid loss and loss adjustment expense. These techniques recognize, among other factors:

•	the Company’s claims experience and that of its predecessor;

•	the industry’s claims experience;

•	historical trends in reserving patterns and loss payments;

•	the impact of claim inflation;

•	the pending level of unpaid claims;

•	the cost of claim settlements;

•	legislative reforms affecting workers’ compensation; and

•	the environment in which insurance companies operate.
      Although it is not possible to measure the degree of variability inherent in such estimates, management believes that the liability for unpaid loss and loss adjustment expense is adequate. Estimates are reviewed periodically and any necessary adjustment is included in the results of operations of the period in which the adjustment is determined.

e. Reinsurance
      The Company protects itself from excessive losses by reinsuring with nonaffiliated reinsurers certain levels of risk in various areas of exposure. Reinsurance premiums, commissions, expense reimbursements and liabilities related to ceded business are accounted for on a basis consistent with that used in accounting for original policies issued and the terms of the reinsurance contracts. The unpaid loss and loss adjustment expense subject to the adverse development cover with LMC is calculated on a quarterly basis using generally accepted actuarial methodology. Amounts recoverable in excess of acquired insurance liabilities at September 30, 2003 are recorded gross in unpaid loss and loss adjustment expense in accordance with SFAS No. 141, “Business Combinations,” with a corresponding amount receivable from the seller. Amounts are shown net in the statement of operations. Premiums ceded to other companies are reported as a reduction of premiums written and earned. Reinsurance recoverables are determined based on the terms and conditions of the reinsurance contracts.

f. Income Taxes
      The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse, net of any applicable valuation allowances.

g. Earnings Per Share
      The following table provides the reconciliation of basic and diluted weighted average shares outstanding used in calculating earnings per share for the three month and nine month periods ended September 30, 2005 and 2004:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Weighted average shares outstanding	16,409,929	—	15,205,713	—
Less restricted stock awards	(6,000)	—	(4,198)	—

Basic weighted average shares outstanding	16,403,929	—	15,201,515	—
Weighted average shares issuable upon:
Conversion of preferred stock outstanding prior to initial public offering	—	7,777,808	569,803	7,256,149
Incremental shares from stock options and restricted stock awards	299,384	—	236,258	—

Diluted weighted average shares outstanding	16,703,313	7,777,808	16,007,576	7,256,149

h. Stock Based Compensation
      The Company measures its employee stock-based compensation arrangements using the provisions outlined in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” which is an intrinsic value-based method of recognizing compensation costs. The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-based Compensation.” None of the Company’s stock options had an intrinsic value at grant date and, accordingly, no compensation cost has been recognized for its stock option plan activity.
      The following table illustrates the effect on net income for the three month and nine month periods ended September 30, 2005 and 2004 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(in thousands, except income per share data)
Net income:
As reported	$5,067	$2,695	$11,991	$4,016
Less SFAS No. 123 compensation costs, net of taxes	(61)	(23)	(181)	(58)

Pro forma net income	$5,006	$2,672	$11,810	$3,958

Net income per common share:
Basic—as reported	$0.31	$—	$0.79	$—

Basic—pro-forma	$0.31	$—	$0.78	$—

Diluted—as reported	$0.30	$0.35	$0.75	$0.55

Diluted—pro-forma	$0.30	$0.34	$0.74	$0.54

      The compensation expense included in pro forma net income is not likely to be representative of the effect on reported net income for future years because options vest over several years and additional awards may be made each year.

i. Recent Accounting Statements
      SFAS No. 123 (revised 2004), “Share-based Payment,” was issued in December 2004. SFAS No. 123(R) is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.
      SFAS No. 123(R) must be adopted no later than January 1, 2006, and the Company expects to adopt the Statement on or before that date. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using the intrinsic value method as detailed in Opinion No. 25 and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have an impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of the standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share discussed above.

j. Comprehensive Income
      The following table summarizes the Company’s comprehensive income for the three month and nine month periods ended September 30, 2005 and 2004:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(in thousands)
Net income	$5,067	$2,695	$11,991	$4,016
Reclassification adjustment for net realized gains (losses) recorded into income	(14)	—	48	12
Tax (expense) benefit related to reclassification adjustment	5	—	(17)	(4)
Increase (decrease) in unrealized gain on investment securities available for sale	(3,497)	1,950	(2,359)	802
Tax (expense) benefit related to unrealized gains (losses)	1,224	(664)	826	(273)

Total comprehensive income	$2,785	$3,981	$10,489	$4,553

3.	INVESTMENTS
      The consolidated cost or amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities available for sale at September 30, 2005 are as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(in thousands)
U.S. Treasury securities	$20,039	$1	$(289)	$19,751
Government sponsored agency securities	11,623	8	(154)	11,477
Corporate securities	32,178	14	(429)	31,763
Tax-exempt municipal securities	127,754	373	(680)	127,447
Mortgage pass-through securities	34,135	6	(263)	33,878
Collateralized mortgage obligations	3,811	—	(27)	3,784
Asset-backed securities	8,150	—	(56)	8,094

Total investment securities available for sale	$237,690	$402	$(1,898)	$236,194

      The unrealized loss on temporarily impaired investments totaled $1.9 million at September 30, 2005 for investment securities available for sale with a fair value of $177.5 million. All were impaired for less than one year. The Company evaluated investment securities with September 30, 2005 fair values less than amortized cost and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase.
      The amortized cost and estimated fair value of investment securities available for sale at September 30, 2005, by contractual maturity, are set forth below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or
	Amortized	Estimated
Maturity	Cost	Fair Value

	(in thousands)
Due in one year or less	$5,197	$5,159
Due after one year through five years	49,340	48,856
Due after five years through ten years	113,825	113,355
Due after ten years	23,232	23,068
Securities not due at a single maturity date	46,096	45,756

Total investment securities available for sale	$237,690	$236,194

      The amortized cost of investment securities available for sale deposited with various regulatory authorities was $51.2 million at September 30, 2005.

4.	PREMIUMS
      Direct premiums written totaled $37.5 million and $21.6 million for the three month periods ended September 30, 2005 and 2004, respectively, and $134.4 million and $85.2 million for the nine month periods then ended, respectively.
      Premiums receivable consisted of the following at September 30, 2005 and December 31, 2004:

	September 30,	December 31,
	2005	2004

	(in thousands)
Premiums receivable	$10,486	$8,068
Allowance for doubtful accounts	(740)	(671)

	$9,746	$7,397

5.	REINSURANCE

a. Reinsurance Ceded
      Under reinsurance agreements, the Company cedes various amounts of risk to nonaffiliated insurance companies for the purpose of limiting the maximum potential loss arising from the underlying insurance risks. For the period from October 1, 2004 through October 1, 2005, the Company entered into reinsurance agreements wherein it retained the first $500,000 of each loss occurrence. Losses in excess of $500,000 up to $100.0 million were 100% reinsured with nonaffiliated reinsurers. On October 1, 2005, the Company entered into new reinsurance agreements with nonaffiliated reinsurers that are effective through October 1, 2006. The new reinsurance program provides coverage up to $50.0 million per loss occurrence, subject to certain limitations. Under the new program, the Company retains the first $500,000 of losses per occurrence. The next $500,000 of losses per occurrence (excess of the first $500,000 of losses per occurrence retained by the Company) are 50% reinsured, subject to an annual aggregate deductible of $1.5 million. The next $4.0 million of losses per occurrence (excess of the first $1.0 million of losses per occurrence) are reinsured, subject to an annual aggregate deductible of $2.0 million. Policies covering losses per occurrence in excess of $5.0 million up to $50.0 million contain no annual aggregate deductibles.
      As part of the Acquisition, SIH and LMC entered into an adverse development excess of loss reinsurance agreement (the “Agreement”). The Agreement, after taking into account any recoveries from third party reinsurers, requires LMC to reimburse SBIC 100% of the excess of the actual loss at December 31, 2011 over the initial insurance liabilities at September 30, 2003. The Agreement also requires SBIC to reimburse LMC 100% of the excess of the initial insurance liabilities at September 30, 2003 over the actual loss results at December 31, 2011. The amount of adverse loss development under the Agreement was $2.9 million at September 30, 2005. The increase in the amount due from LMC is netted against loss and loss adjustment expense in the accompanying unaudited condensed consolidated statements of operations.
      As part of the Agreement, LMC placed into trust (the “Trust”) an amount equal to 10% of the balance sheet insurance liabilities of SBIC on the date of the Acquisition. Thereafter, the Trust shall be adjusted each quarter, if warranted, to an amount equal to 102% of LMC’s obligations under the Agreement. Initial loss liabilities were $16.0 million. The balance of the Trust was $4.9 million at September 30, 2005 and $4.8 million at December 31, 2004.

b. Reinsurance Assumed
      The Company assumes business from the National Council for Compensation Insurance in the states of Alabama, Alaska, Arizona, Illinois, Nevada, New Jersey, Oregon and South Carolina as part of the Residual Market Pool program.

c. Reinsurance Recoverables and Income Statement Effects
      Balances affected by reinsurance transactions are reported gross of reinsurance in the accompanying condensed consolidated balance sheets. Reinsurance recoverables are comprised of the following amounts at September 30, 2005 and December 31, 2004:

	September 30,	December 31,
	2005	2004

	(in thousands)
Reinsurance recoverables on unpaid loss and loss adjustment expenses	$14,621	$12,582
Reinsurance recoverables on paid losses	676	902

Total reinsurance recoverables	$15,297	$13,484

      The effects of reinsurance on statement of operations amounts are as follows for the three month and nine month periods ended September 30, 2005 and 2004:

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(in thousands)
Reinsurance assumed:
Written premiums	$2,059	$915	$6,188	$915
Earned premiums	2,035	768	5,435	768
Losses and loss adjustment expenses incurred	1,590	682	4,000	682
Reinsurance ceded:
Written premiums	$6,083	$2,611	$17,901	$9,589
Earned premiums	6,617	3,632	18,136	7,438
Losses and loss adjustment expenses incurred	(57)	996	4,083	1,091

6.	UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES
      The following table summarizes the activity in unpaid loss and loss adjustment expense for the three month and nine month periods ended September 30, 2005 and 2004:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(in thousands)
Beginning balance	$88,553	$29,612	$55,646	$18,495
Incurred related to:
Current period	29,181	16,854	76,436	34,823
Prior periods	(2,086)	—	(2,086)	—

Total incurred	27,095	16,854	74,350	34,823

Paid related to:
Current period	(7,902)	(2,812)	(14,765)	(6,490)
Prior periods	(1,241)	(1,409)	(8,726)	(4,583)

Total paid	(9,143)	(4,221)	(23,491)	(11,073)

Unpaid loss and loss adjustment expense, net of reinsurance recoverables	106,505	42,245	106,505	42,245
Reinsurance recoverables	14,621	9,150	14,621	9,150

Unpaid loss and loss adjustment expense	$121,126	$51,395	$121,126	$51,395

      The $2.1 million reduction of insurance liabilities in the three months and nine months ended September 30, 2005 resulted from favorable development of accident year 2004 losses.

7.	SURPLUS NOTES
      In a private placement on May 26, 2004, SBIC issued $12.0 million in subordinated floating rate surplus notes due in 2034. Interest, paid quarterly in arrears, is calculated at the beginning of the interest payment period using the 3-month LIBOR rate plus 400 basis points, subject to certain limitations. Interest expense totaled $233,000 and $641,000 for the three month and nine month periods ended September 30, 2005, respectively, and $168,000 and $231,000 for the three month and nine month periods ended September 30, 2004.

8.	CONTINGENCIES
      a. SBIC is subject to guaranty fund and other assessments by the states in which it writes business. Guaranty fund assessments are accrued at the time premiums are written. Other assessments are accrued either at the time of assessment or in the case of premium-based assessments, at the time the premiums are written, or in the case of loss-based assessments, at the time the losses are incurred. As of September 30, 2005, SBIC has recorded a liability for guaranty fund and other assessments of $4.2 million and a guaranty fund receivable of $1.6 million. These amounts represent management’s best estimate based on information received from the states in which it writes business and may change due to many factors, including the Company’s share of the ultimate cost of current and future insolvencies. The majority of assessments are paid out in the year following the year in which the premium is written or the losses are paid. Guaranty fund receivables and other surcharge items are generally realized by a charge to new and renewing policyholders in the year following the year in which the related assessments were paid.
      b. In June 2004, the Company was notified of a claim for damages brought by an individual against PointSure. In April 2005, a complaint against PointSure in connection with this matter was filed in the Superior Court of Washington for King County. The complaint alleges breach and unjust enrichment related to the termination of an alleged contract between PointSure and the plaintiff and seeks a judgment awarding damages to the plaintiff in an amount to be proven at trial, plus attorneys’ fees and costs. The Company disputes the allegations in the complaint and is defending this case vigorously. Management believes the outcome of this matter will not have a material adverse effect on the Company’s financial position.
      c. The Company is involved in various claims and lawsuits arising in the ordinary course of business. Management believes the outcome of these matters will not have a material adverse effect on the Company’s financial position.

9.	INITIAL PUBLIC OFFERING
      On January 26, 2005, the Company closed its initial public offering of 8,625,000 shares of common stock, including the underwriters’ over-allotment option to purchase 1,125,000 shares of common stock, at a price of $10.50 per share for net proceeds of approximately $80.8 million, after deducting underwriters’ fees, commissions and offering costs totaling approximately $9.8 million. As part of the initial public offering, all 508,365.25 outstanding shares of the Company’s Series A convertible preferred stock were converted into 7,777,808 shares of the Company’s common stock. Included in other assets at December 31, 2004 was approximately $1.3 million of offering costs associated with the initial public offering. These costs were deducted from the gross proceeds of the offering at closing.
      On January 26, 2005, the Company contributed approximately $74.8 million of the net proceeds to SBIC. The Company is using the remaining net proceeds for general corporate purposes, including supporting the growth of PointSure. The use of proceeds from the offering does not represent a material change from the use of proceeds described in the prospectus that was included in the related Registration Statement on Form S-1. Except for the contribution of proceeds to SBIC, no proceeds or expenses were paid to the Company’s directors, officers, ten percent shareholders or affiliates.

10.	COMMON STOCK OPTIONS AND RESTRICTED STOCK AWARDS
      The following table summarizes stock option activity since December 31, 2004:

Number of
Options

Stock options outstanding at December 31, 2004	491,508
Options granted	315,351
Options exercised	(2,335)
Options forfeited	—

Stock options outstanding at September 30, 2005	804,524

      In March 2005, the Compensation Committee of the Board of Directors granted 2,000 shares of restricted common stock to each of three non-employee directors. The restricted shares automatically vest on the third anniversary of the date of grant. In the nine month period ended September 30, 2005, the Company recorded compensation expense totaling $11,900 in connection with these shares.

Report of Independent Registered Public Accounting Firm
The Board of Directors
SeaBright Insurance Holdings, Inc.:
      We have audited the accompanying consolidated balance sheets of SeaBright Insurance Holdings, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for the year ended December 31, 2004 and for the period from June 19, 2003 (inception) through December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SeaBright Insurance Holdings, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and for the period from June 19, 2003 (inception) through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Seattle, Washington
March 22, 2005

SEABRIGHT INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,

	2004	2003

ASSETS
Investment securities available-for-sale, at fair value	$105,661	$51,881
Cash and cash equivalents	8,279	5,008
Accrued investment income	1,096	486
Premiums receivable, net of allowance	7,397	5,263
Deferred premiums	59,243	14,555
Retrospective premiums accrued	1,086	—
Federal income tax recoverable	397	—
Service income receivable	304	1,224
Reinsurance recoverables	13,484	12,050
Receivable under adverse development cover	2,853	2,468
Prepaid reinsurance	5,254	2,340
Property and equipment, net	493	340
Deferred federal income taxes, net	3,604	991
Deferred policy acquisition costs, net	7,588	1,936
Intangible assets, net	2,093	2,824
Goodwill	1,527	2,062
Other assets	5,459	2,652

Total assets	$225,818	$106,080

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Unpaid loss and loss adjustment expense	$68,228	$29,733
Unearned premiums	67,626	18,602
Reinsurance funds withheld and balances payable	1,553	2,807
Premiums payable	3,128	3,976
Accrued expenses and other liabilities	14,913	5,196
Federal income tax payable	—	161
Surplus notes	12,000	—

Total liabilities	167,448	60,475

Commitments and contingencies
Stockholders’ equity:
Series A preferred stock, $0.01 par value; 750,000 shares authorized; issued and outstanding— 508,265.25 shares at December 31, 2004 and 456,750 shares at December 31, 2003	5	5
Undesignated preferred stock, $0.01 par value; authorized— 10,000,000 shares at December 31, 2004 and no shares at December 31, 2003; no shares issued and outstanding at December 31, 2004 and 2003	—	—
Common stock, $0.01 par value; authorized— 10,000,000 shares at December 31, 2004 and 750,000 shares at December 31, 2003; no shares issued and outstanding at December 31, 2004 and 2003	—	—
Paid-in capital	50,831	45,670
Accumulated other comprehensive income	530	132
Retained earnings (accumulated deficit)	7,004	(202)

Total stockholders’ equity	58,370	45,605

Total liabilities and stockholders’ equity	$225,818	$106,080

See accompanying notes to consolidated financial statements.

SEABRIGHT INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except income per share information)

		Period from
		June 19, 2003
		(inception)
	Year Ended	through
	December 31,	December 31,
	2004	2003

Revenue:
Premiums earned	$77,960	$3,134
Net investment income	2,468	313
Net realized gain (loss)	38	(4)
Claims service income	2,916	663
Other service income	794	561
Other income	2,493	655

	86,669	5,322

Losses and expenses:
Loss and loss adjustment expenses	53,660	3,024
Underwriting, acquisition and insurance expenses	17,854	1,789
Other expenses	4,929	812

	76,443	5,625

Income (loss) before federal income taxes	10,226	(303)

Federal income tax expense (benefit):
Current	5,850	123
Deferred	(2,830)	(224)

	3,020	(101)

Net income (loss)	$7,206	$(202)

Fully diluted income per common share equivalent	$0.98

Weighted average common share equivalents outstanding	7,387,276

See accompanying notes to consolidated financial statements.

SEABRIGHT INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands)

						Accumulated
	Outstanding Shares					Other	Retained
						Comprehensive	Earnings	Total
	Preferred	Common	Preferred	Common	Paid-in	Income	(Accumulated	Stockholders’
	Stock	Stock	Stock	Stock	Capital	(Loss)	Deficit)	Equity

Balance at June 19, 2003 (inception)	—	—	$—	$—	$—	$—	$—	$—
Comprehensive loss:
Net loss	—	—	—	—	—	—	(202)	(202)
Other comprehensive income (loss):
Reclassification adjustment for realized losses recorded into income, net of tax of $1	—	—	—	—	—	(3)	—	(3)
Increase in unrealized gain on investment securities available-for-sale, net of tax of $69	—	—	—	—	—	135	—	135

Comprehensive loss	—	—	—	—	—	—	—	(70)
Sale of preferred stock	457	—	5	—	45,670	—	—	45,675

Balance at December 31, 2003	457	—	5	—	45,670	132	(202)	45,605
Comprehensive income:
Net income	—	—	—	—	—	—	7,206	7,206
Other comprehensive income:
Reclassification adjustment for realized losses recorded into income, net of tax of $12	—	—	—	—	—	21	—	21
Increase in unrealized gain on investment securities available-for-sale, net of tax of $205	—	—	—	—	—	377	—	377

Comprehensive income	—	—	—	—	—	—	—	7,604
Sale of preferred stock	51	—	—	—	5,161	—	—	5,161

Balance at December 31, 2004	508	—	$5	$—	$50,831	$530	$7,004	$58,370

See accompanying notes to consolidated financial statements.

SEABRIGHT INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Period from
		June 19, 2003
		(inception)
	Year Ended	through
	December 31,	December 31,
	2004	2003

Cash flows from operating activities, net of effect of acquisition:
Net income (loss)	$7,206	$(202)
Adjustments to reconcile net loss to cash used in operating activities, net of effect of acquisition:
Amortization of deferred policy acquisition costs	9,985	322
Policy acquisition costs deferred	(15,637)	(2,258)
Provision for depreciation and amortization	1,602	320
Net realized (gain) loss on investments	(33)	4
Gain on sale of fixed assets	(5)	—
Benefit for deferred federal income taxes	(2,830)	(262)
Changes in certain assets and liabilities:
Federal income taxes payable	(558)	161
Unpaid loss and loss adjustment expense	38,495	1,374
Reinsurance recoverables, net of reinsurance withheld	(5,987)	(1,426)
Unearned premiums, net of deferred premiums and premiums receivable	1,116	2,170
Accrued investment income	(610)	(372)
Other assets and other liabilities	8,284	670

Net cash provided by operating activities	41,028	501

Cash flows from investing activities, net of effects of acquisition:
Purchases of investments	(78,096)	(41,901)
Sales of investments	20,206	5,840
Maturities and other	3,877	182
Purchases of property and equipment	(314)	(267)
Cash paid for acquisition, net of cash acquired	—	(5,022)

Net cash used in investing activities	(54,327)	(41,168)

Cash flows from financing activities:
Proceeds from issuance of surplus notes, net of debt issuance costs	11,409	—
Proceeds from issuance of preferred stock	5,161	45,675

Net cash provided by financing activities	16,570	45,675

Net increase in cash and cash equivalents	3,271	5,008
Cash and cash equivalents at beginning of period	5,008	—

Cash and cash equivalents at end of period	$8,279	$5,008

Supplemental disclosure of cash flow activities:
Increase in accrued liabilities incurred due to acquisition of assets	$—	$476
Federal income taxes paid	6,336	—
Interest paid on surplus notes	335	—
Purchase price adjustment	771	—
See accompanying notes to consolidated financial statements.

1.	ORGANIZATION
      SeaBright Insurance Holdings, Inc. (“SIH” or the “Company”), a Delaware corporation, was formed in June 2003. On July 14, 2003, SIH entered into a purchase agreement, effective September 30, 2003, with Kemper Employers Group, Inc. (“KEG”), Eagle Insurance Companies (“Eagle”), and Lumbermens Mutual Casualty Company (“LMC”), all ultimately owned by Kemper Insurance Companies (“KIC”) (the “Acquisition”). Under this agreement, SIH acquired Kemper Employers Insurance Company (“KEIC”), PointSure Insurance Services, Inc. (“PointSure”), and certain assets of Eagle, primarily renewal rights as further discussed in Note 17.
      KEIC is licensed to write workers’ compensation insurance in 43 states and the District of Columbia. Domiciled in the State of Illinois and commercially domiciled in the State of California, it writes both state act workers’ compensation insurance and United States Longshore and Harborworkers’ Compensation insurance (“USL&H”). Prior to the Acquisition, beginning in 2000, KEIC wrote business only in California. In May 2002, KEIC ceased writing business and by December 31, 2003, all premiums related to business prior to the Acquisition were 100% earned. As further discussed in Note 17, in connection with the Acquisition, KEIC and LMC entered into an agreement to indemnify each other with respect to developments in KEIC’s unpaid loss and loss adjustment expenses over a period of approximately eight years. December 31, 2011 is the date to which the parties will look to determine whether the loss and loss adjustment expenses with respect to KEIC’s insurance policies in effect at the date of the Acquisition have increased or decreased from the amount existing at the date of the Acquisition.
      PointSure is engaged primarily in administrative and brokerage activities. Eagle consists of Eagle Pacific Insurance Company, Inc. and Pacific Eagle Insurance Company, Inc., both writers of state act workers’ compensation insurance and USL&H that are in run-off as of December 31, 2004.
      KEIC resumed writing business effective October 1, 2003, primarily targeting policy renewals for former Eagle business in the States of California, Hawaii, and Alaska. In November 2003, permission was granted by the Illinois Department of Financial and Professional Regulation, Division of Insurance (the “Illinois Division of Insurance”) for KEIC to change its name to SeaBright Insurance Company (“SBIC”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation
      The accompanying consolidated financial statements include the accounts of SIH and its wholly owned subsidiaries, PointSure and SBIC, (collectively, the “Company”). All significant intercompany transactions among these affiliated entities have been eliminated in consolidation.
      The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include amounts based on the best estimates and judgment of management. Such estimates and judgments could change in the future, as more information becomes known which could impact the amounts reported and disclosed herein.
      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures About Segments of an Enterprise and Related Information,” the Company considers an operating segment to be any component of its business whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Currently, the Company has one operating segment, workers’ compensation insurance and related services.

b. Investment Securities
      Investment securities are classified as available-for-sale and carried at fair value, adjusted for other-than-temporary declines in fair value, with changes in unrealized gains and losses recorded directly in other comprehensive income, net of applicable income taxes. The estimated fair value of investments in available-for-sale securities is generally based on quoted market value prices for securities traded in the public marketplace. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in the carrying amount of the security to fair value. The impairment is charged to earnings and a new cost basis for the security is established.
      Mortgage-backed securities represent participating interests in pools of first mortgage loans originated and serviced by the issuers of securities. These securities are carried at the unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using a method that approximates the level yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments. To the extent that the estimated lives of such securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income. Prepayment assumptions used for mortgage-backed and asset-backed securities were obtained from an external securities information service and are consistent with the current interest rate and economic environment.
      For the purpose of determining realized gains and losses, which arise principally from the sale of investments, the cost of securities sold is based on specific-identification.

c. Cash and Cash Equivalents
      Cash and cash equivalents, which consist primarily of amounts deposited in banks and financial institutions, and all highly liquid investments with maturity of 90 days or less when purchased, are stated at cost.

d. Use of Estimates
      The preparation of the consolidated financial statements in conformity with GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company has used significant estimates in determining the unpaid loss and loss adjustment expenses, goodwill and other intangibles, earned premiums on retrospectively rated policies, earned but unbilled premiums, federal income taxes and amounts related to reinsurance.

e. Premiums Receivable
      Premiums receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of uncollected premium in the Company’s existing premiums receivable balance. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

f. Deferred Policy Acquisition Costs
      Acquisition costs related to premiums written are deferred and amortized over the periods in which the premiums are earned. Such acquisition costs include commissions, premium taxes, and certain underwriting and policy issuance costs. Deferred policy acquisition costs are limited to amounts recoverable from unearned premiums and anticipated investment income.

g. Property and Equipment
      Furniture and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which range from three to five years. Depreciation expense for the year ended December 31, 2004 and period from inception through December 31, 2003 was approximately $166,000 and $20,000, respectively.

h. Goodwill and Other Intangible Assets
      Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but are instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

i. Revenue Recognition
      Premiums for primary and reinsured risks are included in revenue over the life of the contract in proportion to the amount of insurance protection provided (i.e., ratably over the policy period). The portion of the premium that is applicable to the unexpired period of the policies in-force is not included in revenue and is deferred and recorded as unearned premium in the liability section of the balance sheet. Deferred premiums represent the unbilled portion of annual premiums.
      Earned premiums on retrospectively rated policies are based on the Company’s estimate of loss experience as of the measurement date. Loss experience includes known losses specifically identifiable to a retrospective policy as well as provisions for future development on known losses and for losses incurred but not yet reported using actuarial loss development factors and is consistent with how the Company projects losses in general. For retrospectively rated policies, the governing contractual minimum and maximum rates are established at policy inception and are made a part of the insurance contract. While the typical retrospectively rated policy has five annual adjustment or measurement periods, premium adjustments continue until mutual agreement to cease future adjustments is reached with the policyholder. As of December 31, 2004 and 2003, approximately 35.8% and 43.8%, respectively, of premiums written relates to retrospectively rated policies.
      The Company estimates the amount of premiums that have been earned but are unbilled at the end of the period by analyzing historical earned premium adjustments made and applying an adjustment percentage against premiums earned for the period. Included in deferred premiums at December 31, 2004 and 2003 and premiums earned for the periods then ended are accruals for earned but unbilled premiums of $1.7 million and $0, respectively.
      Service income generated from various underwriting and claims service agreements with third parties is recognized as income in the period in which services are performed.

j. Unpaid Loss and Loss Adjustment Expense
      Unpaid loss and loss adjustment expenses represent estimates of the ultimate net cost of all unpaid losses incurred through the specified period. Loss adjustment expenses are estimates of unpaid expenses to be incurred in settlement of the claims included in the liability for unpaid losses. These liabilities, which anticipate salvage and subrogation recoveries and are presented gross of amounts recoverable from reinsurers, include estimates of future trends in claim severity and frequency and other factors that could vary as the losses are ultimately settled. In connection with the Acquisition, KEIC and LMC entered into an adverse development cover agreement to indemnify each other with respect to developments in KEIC’s unpaid loss and loss adjustment expenses over a period of approximately eight years. December 31, 2011 is the date to which the parties will look to determine whether the loss and loss adjustment expenses with respect to KEIC’s insurance policies in effect at the date of the Acquisition have increased or decreased from the amount existing at the date of the Acquisition.
      We use independent actuaries to assist in the evaluation of the adequacy of our reserve for unpaid loss and loss adjustment expense. In light of the Company’s short operating history, and uncertainties concerning the effects of legislative reform specifically as it relates to the Company’s California workers compensation class of business, actuarial techniques are applied that use the historical experience of the Company’s predecessor as well as industry information in the analysis of unpaid loss and loss adjustment expense. These techniques recognize, among other factors:

•	the Company’s claims experience and that of its predecessor;

•	the industry’s claims experience;

•	historical trends in reserving patterns and loss payments;

•	the impact of claim inflation;

•	the pending level of unpaid claims;

•	the cost of claim settlements;

•	legislative reforms affecting workers’ compensation; and

•	the environment in which insurance companies operate.
      Although it is not possible to measure the degree of variability inherent in such estimates, management believes that the reserves for unpaid loss and loss adjustment expenses are adequate. The estimates are reviewed periodically and any necessary adjustments are included in the results of operations of the period in which the adjustment is determined.

k. Reinsurance
      The Company protects itself from excessive losses by reinsuring certain levels of risk in various areas of exposure with nonaffiliated reinsurers. Reinsurance premiums, commissions, expense reimbursements and reserves related to ceded business are accounted for on a basis consistent with those used in accounting for original policies issued and the terms of the reinsurance contracts. The unpaid loss and loss adjustment expense subject to the adverse development cover with LMC is calculated on a quarterly basis using generally accepted actuarial methodology for estimating unpaid loss and loss adjustment expense liabilities, including an incurred loss development method and a paid loss development. Amounts recoverable in excess of acquired reserves at September 30, 2003 are recorded gross in unpaid loss and loss adjustment expense in accordance with SFAS No. 141, “Business Combinations,” with a corresponding amount receivable from the seller. Amounts are shown net in the income statement. Premiums ceded to other companies are reported as a reduction of premiums written and earned. Reinsurance recoverables are determined based on the terms and conditions of the reinsurance contracts.

l. Income Taxes
      The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse, net of any applicable valuation allowances.

m. Earnings Per Share
      The following table provides the reconciliation of weighted average common share equivalents outstanding used in calculating earnings per share for the year ended December 31, 2004:

Diluted:
Basic weighted average shares outstanding	—
Weighted average shares issuable upon conversion of preferred stock	7,387,276

Weighted average common share equivalents outstanding	7,387,276

      Earnings per share is not presented for the period ended December 31, 2003 as there are not issued and outstanding shares of common stock and the Company had a net loss. Any common stock equivalents would be anti-dilutive. Outstanding options to purchase shares of our common stock are excluded above because they are not dilutive.

n. Stock Based Compensation
      The Company measures its employee stock-based compensation arrangements using the provisions outlined in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” which is an intrinsic value-based method of recognizing compensation costs. The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-based Compensation.” None of the Company’s stock options has an intrinsic value at grant date and, accordingly, no compensation cost has been recognized for its stock option plan activity.
      The following table illustrates the effect on net income (loss) for the year ended December 31, 2004 and for the three month period ended December 31, 2003 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation:

		Three Months
	Year Ended	Ended
	December 31,	December 31,
	2004	2003

	(in thousands)
Net income (loss):
As reported	$7,206	$(202)
Less SFAS No. 123 compensation costs, net of taxes	(80)	(17)

Pro forma net income (loss)	$7,126	$(219)

Fully diluted income per common share equivalent, as reported	$0.98
Less SFAS No. 123 compensation costs, net of taxes	(0.01)

Pro forma fully diluted income per common share equivalent	$0.97

      The compensation expense included in the pro forma net income (loss) is not likely to be representative of the effect on reported net income for future years because options vest over several years and additional awards may be made each year.

      The per-share weighted average grant date fair value of options granted was $1.09 in 2004 and $1.06 in 2003. The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to perform the calculations:

		Three Months
	Year Ended	Ended
	December 31,	December 31,
	2004	2003

Expected dividend yield	—	—
Risk-free interest rate	2.61%	2.54%
Expected life (years)	7.0	7.0
Volatility	—	—

o. Recent Accounting Statements
      SFAS No. 123 (revised 2004), “Share Based Payment,” was issued in December 2004. Statement No. 123(R) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” Statement No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in Statement No. 123(R) is similar to the approach described in Statement No. 123. However, Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
      Statement No. 123(R) must be adopted no later than July 1, 2005, and we expect to adopt the Statement on that date. As permitted by Statement No. 123, the Company currently accounts for share based payments to employees using the intrinsic value method as detailed in Opinion No. 25 and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement No. 123(R)’s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement No. 123(R) cannot be predicted at this time because it will depend on levels of share based payments granted in the future. However, had we adopted Statement No. 123(R) in prior periods, the impact of the standard would have approximated the impact of Statement No. 123 as described in the disclosure of pro forma net income and earnings per share discussed above.

3.	INVESTMENTS
      The consolidated cost or amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities available-for-sale at December 31, 2004 and 2003 are as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(in thousands)
2004:
U.S. Treasury securities	$8,763	$2	$(72)	$8,693
Government sponsored agency securities	5,999	3	(40)	5,962
Corporate securities	20,612	327	(12)	20,927
Tax-exempt municipal securities	54,653	648	(59)	55,242
Mortgage pass-through securities	10,943	58	(22)	10,979
Collateralized mortgage obligations	1,177	—	(10)	1,167
Asset-backed securities	2,698	2	(9)	2,691

Total investment securities available-for-sale	$104,845	$1,040	$(224)	$105,661

2003:
U.S. Treasury securities	$15,611	$9	$(99)	$15,521
U.S. government sponsored agency securities	2,030	7	(8)	2,029
Corporate securities	11,367	58	(5)	11,420
Tax-exempt municipal securities	8,320	192	(4)	8,508
Mortgage pass-through securities	9,399	51	—	9,450
Collateralized mortgage obligations	1,840	—	(6)	1,834
Asset-backed securities	3,113	6	—	3,119

Total investment securities available-for-sale	$51,680	$323	$(122)	$51,881

      At December 31, 2004 and 2003, the unrealized loss on temporarily impaired investments totaled $224,000 and $122,000, respectively, for investment securities available-for-sale with a fair value of $29.8 million and $17.6 million, respectively. All were impaired for less than one year. The majority of the impairment on investment securities available-for-sale was in U.S. treasury notes and government sponsored agency obligations, which accounted for 50% of the total impairment. Temporarily impaired securities are a result of market value changes and are expected to regain the lost value with market shifts. Other-than-temporarily impaired securities are a result of contractual failure by the issuer, are not expected to rebound and, therefore, are considered not collectable.
      The Company evaluated investment securities with December 31, 2004 fair values less than amortized cost and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The Company anticipates full recovery of amortized costs with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

      The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2004, by contractual maturity, are set forth below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or	Estimated
Maturity	Amortized Cost	Fair Value

	(in thousands)
Due in one year or less	$7,673	$7,659
Due after one year through five years	13,230	13,193
Due after five years through ten years	55,717	56,319
Due after ten years	13,407	13,653
Securities not due at a single maturity date	14,818	14,837

Total investment securities available-for-sale	$104,845	$105,661

      The consolidated amortized cost of investment securities available-for-sale deposited with various regulatory authorities was $26.8 million and $13.0 million at December 31, 2004 and 2003, respectively.
      Major categories of consolidated net investment income are summarized as follows for the year ended December 31, 2004 and the three month period ended December 31, 2003:

		Three Months
	Year Ended	Ended
	December 31,	December 31,
	2004	2003

	(in thousands)
Investments securities available-for-sale	$2,609	$333
Cash and short-term investments	111	21

Total gross investment income	2,720	354
Less investment expenses	(252)	(41)

Net investment income	$2,468	$313

      The consolidated proceeds and related gross realized gains and losses received from sales of investments were as follows for the year ended December 31, 2004 and the three month period ended December 31, 2003:

		Gross	Gross
	Proceeds	Realized Gains	Realized Losses

	(in thousands)
Year Ended December 31, 2004:
Sales	$20,206	$99	$(66)
Maturities and other	3,877	—	—

	$24,083	$99	$(66)

Three Months Ended December 31, 2003:
Sales	$5,840	$—	$(4)
Maturities and other	182	—	—

	$6,022	$—	$(4)

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS
      Estimated fair value amounts, defined as the quoted market price of a financial instrument, have been determined using available market information and other appropriate valuation methodologies.

However, considerable judgment is required in developing the estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimating methodologies may have an effect on the estimated fair value amounts.
      The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes:

•	Cash and Cash Equivalents, Premiums Receivable, and Accrued Expenses and Other Liabilities: The carrying amounts for these financial instruments as reported in the accompanying balance sheets approximate their fair values.

•	Investment Securities: The estimated fair values for available-for-sale securities generally represent quoted market value prices for securities traded in the public marketplace or analytically determined values for securities not traded in the public marketplace. Additional data with respect to fair values of the Company’s investment securities are disclosed in Note 3.
      Other financial instruments qualify as insurance-related products and are specifically exempted from fair value disclosure requirements.

5.	PREMIUMS
      Direct premiums written totaled $134.5 million for the year ended December 31, 2004 and $22.2 million for the three month period ended December 31, 2003.
      Premiums receivable consist of the following at December 31, 2004 and 2003:

	December 31,

	2004	2003

	(in thousands)
Premiums receivable	$8,068	$5,285
Allowance for doubtful accounts	(671)	(22)

	$7,397	$5,263

      The activity in the allowance for doubtful accounts for the year ended December 31, 2004 and for the period from June 19, 2003 (inception) through December 31, 2003 is as follows (in thousands):

Balance at June 19, 2003	$—
Additions charged to bad debt expense	(64)
Write offs charged against allowance	42

Balance at December 31, 2003	(22)
Additions charged to bad debt expense	(764)
Write offs charged against allowance	115

Balance at December 31, 2004	$(671)

6.	PROPERTY AND EQUIPMENT
      Property and equipment at December 31, 2004 and 2003 are summarized as follows:

	December 31,

	2004	2003

	(in thousands)
Furniture and equipment	$678	$360
Less accumulated depreciation and amortization	(185)	(20)

Property and equipment, net	$493	$340

7.	DEFERRED POLICY ACQUISITION COSTS
      The following reflects the amounts of policy acquisition costs deferred and amortized for the year ended December 31, 2004 and the three months ended December 31, 2003:

		Three Months
	Year Ended	Ended
	December 31,	December 31,
	2004	2003

	(in thousands)
Beginning balance	$1,936	$—
Policy acquisition costs deferred	15,637	2,258
Amortization of deferred policy acquisition costs	(9,985)	(322)

Ending balance	$7,588	$1,936

8.	REINSURANCE

a. Reinsurance Ceded
      Under reinsurance agreements, the Company cedes various amounts of risk to nonaffiliated insurance companies for the purpose of limiting the maximum potential loss arising from the underlying insurance risks.
      Effective October 1, 2004, the Company entered into reinsurance agreements wherein it retains the first $500,000 of each loss occurrence. Losses in excess of $500,000 up to $100.0 million are 100% reinsured with nonaffiliated reinsurers.
      Effective from October 1, 2003 through October 1, 2004, the Company entered into reinsurance agreements wherein it retains the first $500,000 of each loss occurrence. The next $500,000 of such loss occurrence is 50% retained by SBIC after meeting a $1.5 million aggregate deductible. Losses in excess of $1.0 million up to $100.0 million are 100% reinsured with nonaffiliated reinsurers.
      SBIC has in place a series of reinsurance agreements that were entered into prior to its acquisition by SIH which are as follows: Effective from January 1, 1999 through January 1, 2001, SBIC retains the first $250,000 of each loss occurrence; the next $750,000 of such loss occurrence is 100% reinsured with nonaffiliated reinsurers. Losses in excess of $1.0 million up to $4.0 million for this time period are 100% reinsured with nonaffiliated reinsurers. Effective July 1, 2000 through July 1, 2002, SBIC retains the first $500,000 of each loss occurrence; the next $500,000 of such loss occurrence is 100% reinsured with nonaffiliated reinsurers. Effective January 1, 2001 through January 1, 2002, SBIC retains the first $1.0 million of each loss occurrence; losses up to $5.0 million are 100% reinsured with nonaffiliated reinsurers. Effective October 1, 2000 through October 1, 2001 SBIC has a quota-share agreement whereby 10% of the first $250,000 loss plus a pro-rata share of expenses are 100% reinsured with Swiss Reinsurance Company. Effective January 1, 2002 through May 31, 2002, 100% of all losses are 100% quota-shared to Argonaut Insurance Company.

      As part of the purchase of SBIC, SIH, and LMC entered into an adverse development excess of loss reinsurance agreement (the “Agreement”). The Agreement, after taking into account any recoveries from third party reinsurers, calls for LMC to reimburse SBIC 100% of the excess of the actual loss at December 31, 2011 over the initial loss reserves at September 30, 2003. The Agreement also calls for SBIC to reimburse LMC 100% of the excess of the initial loss reserves at September 30, 2003 over the actual loss results at December 31, 2011. The amount of adverse loss development under the Agreement was $2.9 million at December 31, 2004 and $2.5 million at December 31, 2003. The increase in the amount receivable from LMC is netted against loss and loss adjustment expense in the accompanying consolidated statements of operations.
      As part of the Agreement, LMC placed into trust (the “Trust”) an amount equal to 10% of the balance sheet reserves of SBIC at the date of sale. Thereafter, the Trust shall be adjusted each quarter, if warranted, to an amount equal to 102% of LMC’s obligations under the Agreement. Initial loss reserves were $16.0 million. The balance of the Trust was $4.8 million at December 31, 2004 and $1.6 million at December 31, 2003.

b.	Reinsurance Assumed
      The Company assumes business from the National Council for Compensation Insurance in the states of Alaska, Nevada and Oregon as part of the Residual Market Pool program.

c.	Reinsurance Recoverables and Income Statement Effects
      Balances affected by reinsurance transactions are reported gross of reinsurance in the balance sheets. Reinsurance recoverables are comprised of the following amounts at December 31, 2004 and 2003:

	December 31,

	2004	2003

	(in thousands)
Reinsurance recoverables on unpaid loss and loss adjustment expenses	$12,582	$11,238
Reinsurance recoverables on paid losses	902	812

Total reinsurance recoverables	$13,484	$12,050

      The Company recorded no write-offs of uncollectible reinsurance recoverables in the year ended December 31, 2004 or the three month period ended December 31, 2003.
      The effects of reinsurance on income statements amounts are as follows for the year ended December 31, 2004 and the three month period ended December 31, 2003:

		Three Months
	Year Ended	Ended
	December 31,	December 31,
	2004	2003

	(in thousands)
Reinsurance assumed:
Written premiums	$1,162	$—
Earned premiums	999	—
Losses and loss adjustment expenses incurred	851	—
Reinsurance ceded:
Written premiums	$16,067	$2,759
Earned premiums	13,153	419
Losses and loss adjustment expenses incurred	2,972	2,117

      The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from activities or economic characteristics of the reinsurers to minimize its exposure to losses from reinsurer insolvencies. In the event a reinsurer is unable to meet its obligations, the Company would be liable for the losses under the agreement.
      The Company did not commute any reinsurance agreements in the year ended December 31, 2004 or the three month period ended December 31, 2003.

9.	UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES
      The following table summarizes the activity in unpaid loss and loss adjustment expense for the year ended December 31, 2004 and the three month period ended December 31, 2003:

		Three Months
	Year Ended	Ended
	December 31,	December 31,
	2004	2003

	(in thousands)
Beginning balance	$18,495	$—
Balance acquired at October 1, 2003, net of reinsurance recoverables of $9,938	—	15,953
Incurred related to:
Current period	53,594	3,024
Prior periods	451	2,468
Receivable under adverse development cover	(385)	(2,468)

Total incurred	53,660	3,024

Paid related to:
Current period	(11,401)	(1,061)
Prior periods	(5,493)	(1,889)

Total paid	(16,894)	(2,950)
Receivable under adverse development cover	385	2,468

Ending balance, net of reinsurance recoverables of $12,582 in 2004 and $11,238 in 2003	$55,646	$18,495

      As a result of changes in estimates of insured events in prior periods, the unpaid loss and loss adjustment expenses increased by approximately $451,000 in the period due to development on previously reported claims. LMC is obligated to reimburse the Company for $385,000 of the prior period development. In connection with the Acquisition, KEIC and LMC entered into an agreement to indemnify each other with respect to developments in KEIC’s unpaid loss and loss adjustment expenses over a period of approximately eight years. December 31, 2011 is the date to which the parties will look to determine whether the loss and loss adjustment expenses with respect to KEIC’s insurance policies in effect at the Acquisition have increased or decreased from the amount existing at the date of the Acquisition.

10.	SURPLUS NOTES
      On May 26, 2004, SBIC issued in a private placement $12.0 million in subordinated floating rate Surplus Notes due in 2034. The transaction was underwritten by Morgan Stanley & Company and Cochran & Caronia Securities, LLC. The noteholder is ICONS, Ltd. and Wilmington Trust Company acts as Trustee. Interest, paid quarterly in arrears, is calculated at the beginning of the interest payment period using the 3-month LIBOR rate plus 400 basis points. The quarterly interest rate cannot exceed the initial interest rate by more than 10% per year, cannot exceed the corporate base (prime) rate by more than 2% and cannot exceed the highest rate permitted by New York law. The interest rate at December 31, 2004 was 6.36%. Interest and principal may only be paid upon the prior approval of the Illinois Division of Insurance. In the event of default, as defined, or failure to pay interest due to lack of Illinois Division of Insurance approval, the Company cannot pay dividends on its capital stock, is limited in its ability to redeem, purchase or acquire any of its capital stock and cannot make payments of interest or principal on any debt issued by the Company which ranks equal with or junior to the Surplus Notes. If an event of default occurs and is continuing, the principal and accrued interest can become immediately due and payable. Interest expense for the year ended December 31, 2004 was $415,000.
      The notes are redeemable prior to 2034 by the Company, in whole or in part, from time to time, on or after May 24, 2009 on an interest payment date or at any time prior to May 24, 2009, in whole but not in part, upon the occurrence and continuation of a tax event as defined in the agreement. The Company may not exercise its option to redeem with respect to a tax event unless it pays a premium in addition to the redemption price.
      Issuance costs of $591,000 incurred in connection with the Surplus Notes are being amortized over the life of the notes using the effective interest method. Amortization expense for the year ended December 31, 2004 was $20,000.

11.	INCOME TAXES
      The operations of SIH and its subsidiaries are included in a consolidated federal income tax return.
      The following is a reconciliation of the difference between the “expected” income tax computed by applying the federal statutory income tax rate to income before income taxes and the total federal income taxes reflected on the books for the initial year ended December 31, 2004 and the three month period ended December 31, 2003:

		Three Months
	Year Ended	Ended
	December 31,	December 31,
	2004	2003

	(in thousands)
Expected federal income tax expense (benefit)	$3,579	$(103)
Tax exempt bond interest income	(508)	—
Change in tax rate from 34% to 35%	(65)	—
Meals and entertainment	14	2

Total federal income tax expense (benefit)	$3,020	$(101)

      Deferred federal income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and those amounts used for federal income tax reporting purposes. The significant components of the deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows:

	December 31,

	2004	2003

	(in thousands)
Deferred tax assets:
Unpaid loss and loss adjustment expenses	$2,865	$995
Unearned premium	4,201	1,106
Net operating loss carryforward	—	117
Bad debt reserves	193	22
Amortizable assets	229	—
Other	84	35

Total gross deferred tax assets	7,572	2,275

Deferred tax liabilities:
Fixed assets	(112)	(67)
Prepaid expenses	(160)	—
Debt issuance costs	(200)	—
State insurance licenses	(408)	(408)
Deferred acquisition costs	(2,657)	(658)
Unrealized net gain on investment securities	(368)	(151)
Other	(63)	—

Total deferred tax liabilities	(3,968)	(1,284)

Net deferred tax asset	$3,604	$991

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the projections of future taxable income over the periods in which the deferred taxes are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.
      At December 31, 2003, the Company had a net operating loss carryforward of $343,000, which management fully utilized as an offset against the Company’s federal taxable income for its first full year of operations in calendar year 2004. Consequently, the Company has no net operating loss carry forward at December 31, 2004.

12.	STATUTORY NET INCOME AND STOCKHOLDER’S EQUITY
      SBIC is required to file annually with state regulatory insurance authorities financial statements prepared on an accounting basis as prescribed or permitted by such authorities (statutory basis accounting or “SAP”). Statutory net income and capital and surplus (stockholder’s equity) differ from amounts reported in accordance with GAAP, primarily because policy acquisition costs are expensed when incurred, certain assets designated as “nonadmitted” for statutory purposes are charged to surplus, fixed-income securities are reported primarily at amortized cost or fair value based on their rating by the National Association of Insurance Commissioners (“NAIC”), policyholders’ dividends are expensed as declared rather than accrued as incurred, income tax expense reflects only taxes paid or currently payable, and any change in the admitted net deferred tax asset is offset to equity. Following is a summary of the Company’s statutory net loss for the year ended December 31, 2004 and the three month period ended December 31, 2003 and capital and surplus as of December 31, 2004 and 2003:

	December 31,

	2004	2003

	(in thousands)
Statutory net loss	$(1,735)	$(2,955)
Statutory capital and surplus	54,499	35,858
      The maximum amount of dividends which can be paid by insurance companies domiciled in the State of Illinois to shareholders without prior approval of regulatory authorities is restricted, if such dividend together with other distributions during the 12 preceding months would exceed the greater of 10% of the insurer’s statutory surplus as regards policyholders as of the preceding December 31, or the statutorily adjusted net income for the preceding calendar year. If the limitation is exceeded, then such proposed dividend must be reported to the Director of Insurance at least 30 days prior to the proposed payment date and may be paid only if not disapproved. The Illinois insurance laws also permit payment of dividends only out of earned surplus, exclusive of most unrealized gains. At December 31, 2004, the Company had negative statutory earned surplus of $2.5 million. Consequently, SBIC will not be able to pay any shareholder dividends in 2005 without the prior approval of the regulators. KEIC was last examined by the Illinois Division of Insurance as of December 31, 2000. The State of Illinois imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the enterprise’s regulatory total adjusted capital to certain minimum capital amounts as defined by the NAIC. Enterprises below specified trigger points or ratios are classified within certain levels, each of which requires specified corrective action. At December 31, 2004 and 2003, the Company exceeded the minimum risk-based capital requirements.

13.	COMMITMENTS
      The Company leases certain office space for its headquarters and regional offices under agreements that are accounted for as operating leases. Lease expense for the year ended December 31, 2004 and the three month period ended December 31, 2003 totaled $571,000 and $158,000, respectively. Future minimum payments required under the agreements are as follows:

Operating
Leases

(in thousands)
2005	$544
2006	524
2007	464
2008	448
2009	304
Thereafter	23

$2,307

14.	RETIREMENT PLAN
      The Company maintains a defined contribution retirement plan covering substantially all of its employees. The amount of annual contribution is 1% of gross salaries and must be approved by the board of directors. Any additional contribution must be requested by the President and CEO and approved by the Compensation Committee. Contribution expense for the year ended December 31, 2004 and for the three month period ended December 31, 2003 was $316,000 and $60,000, respectively.

15.	CONTINGENCIES
      a. SBIC is subject to guaranty fund and other assessments by the states in which it writes business. Guaranty fund assessments should be accrued at the time premiums are written. Other assessments are accrued either at the time of assessment or in the case of premium-based assessments, at the time the premiums are written, or in the case of loss-based assessments, at the time the losses are incurred. SBIC has accrued a liability for guaranty fund and other assessments of $2.0 million at December 31, 2004 and has no related asset for premium offset or policy surcharges. This amount represents management’s best estimate based on information received from the states in which it writes business and may change due to many factors including the Company’s share of the ultimate cost of current insolvencies. The majority of assessments are paid out in the year following the premium written or the losses are paid.
      b. The Company is involved in various claims and lawsuits arising in the ordinary course of business. Management believes the outcome of these matters will not have a material adverse effect on the Company’s financial position.
      c. In May 2004, the Company was notified of a claim for damages brought by an individual against PointSure for breach of contract. The Company believes PointSure has valid defenses to this claim and has not established any liability in connection with this claim. No litigation has been commenced.

16.	RETROSPECTIVELY RATED CONTRACTS
      On October 1, 2003, the Company began selling workers’ compensation insurance policies for which the premiums vary based on loss experience. Accrued retrospective premiums are determined based upon loss experience on business subject to such experience rating adjustment. Accrued retrospective rated premiums are determined by or allocated to individual policyholder accounts. Accrued retrospective premiums and return retrospective premiums are recorded as additions to and reductions from written premium, respectively. Approximately 35.8% of the Company’s direct premiums written for the year ended December 31, 2004 related to retrospectively rated contracts and approximately 43.8% of direct premiums written for the three month period ended December 31, 2003 related to such contracts. The Company accrued $1.1 million for retrospective premiums payable and $593,000 for return retrospective premiums at December 31, 2004. No such amounts were recorded at December 31, 2003.

17.	ACQUISITION
      On July 14, 2003, SIH entered into a purchase agreement, effective September 30, 2003, with KEG, Eagle and LMC, all ultimately owned by KIC. In the Acquisition, SIH acquired PointSure, KEIC, and the renewal rights and substantially all of the operating assets and employees of Eagle Pacific Insurance Company and Pacific Eagle Insurance Company. Eagle Pacific Insurance Company began writing specialty workers’ compensation insurance approximately 20 years ago. The Acquisition gave SIH renewal rights to an existing portfolio of business, representing a valuable asset given the renewal nature of the workers’ compensation insurance business, and a fully-operational infrastructure that would have taken many years to develop. These renewal rights gave the Company access to customer lists and the right to seek to renew its continuing in-force insurance contracts. In addition, KEIC provided the requisite insurance licenses needed to write business.
      The initial aggregate purchase price, including acquisition costs of $1.3 million, was $16.0 million. The acquired assets and liabilities were recorded on the Company’s books at their respective fair values as of the date of Acquisition. Goodwill, the excess of the purchase price over the net fair value of the assets and liabilities acquired, was $2.1 million. The consolidated statements of operations for the year ended December 31, 2004 and for the three month period ended December 31, 2003 include the operations of KEIC and PointSure since October 1, 2003.
      The Company and LMC negotiated a final purchase price adjustment settlement on September 28, 2004. Included in the original purchase price allocation was an estimated purchase price settlement amount of $1.1 million. The final purchase price adjustment settlement of $771,000 reduced the October 1, 2003 balance of reinsurance recoverables by $155,000 and increased the reserve for unpaid loss and loss adjustment expenses by $226,000. The Company was required to pay interest expense of $30,000 related to the settlement period. In addition, the Company recorded an entry to increase other assets and reduce goodwill by $535,000.
      The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the Acquisition

		As
		Originally
	As Adjusted	Recorded

	(in thousands)
Assets:
Investment securities available-for-sale, at fair value	$15,923	$15,923
Cash and cash equivalents	10,511	10,511
Accrued investment income	113	113
Premiums receivable, net of allowance	3,386	3,386
Reinsurance recoverables	10,807	10,962
Deferred federal income taxes	797	797
Intangible assets	3,007	3,007
Goodwill	1,527	2,062
Other assets	1,888	1,353

Total assets	47,959	48,114

Liabilities:
Unpaid loss and loss adjustment expenses	26,117	25,891
Reinsurance funds withheld and balances payable	805	805
Accrued expenses and other liabilities	5,225	5,410

Total liabilities	32,147	32,106

Net assets acquired	$15,812	$16,008

      As part of the purchase of KEIC, SIH and LMC entered into an adverse development excess of loss reinsurance agreement (the “Agreement”). The Agreement, after taking into account any recoveries from third party reinsurers, calls for LMC to reimburse SBIC 100% of the excess of the actual loss result at December 31, 2011 over the initial loss reserves at September 30, 2003. The Agreement also calls for SBIC to reimburse LMC 100% of the excess of the initial loss result at September 30, 2003 over the actual loss reserves at December 31, 2011.
      As part of the Agreement, LMC placed into trust (the “Trust”) an amount equal to 10% of the balance sheet reserves of KEIC at the date of sale. Thereafter, the Trust shall be adjusted each quarter, if warranted, to an amount equal to 102% of LMC’s obligations under the Agreement. The initial estimate of KEIC’s loss reserves was approximately $16.0 million.
      In addition to the final purchase price adjustment settlement, the Company and LMC agreed to hire an outside actuary to determine the unpaid loss and loss adjustment expenses at September 30, 2004 related to the adverse development cover agreement with LMC, agreeing that, if necessary, LMC would place additional funds into the Trust account to increase the amount to 102% of any determined obligation. In accordance with the terms of adverse development cover agreement and the agreement governing the Trust account, on December 23, 2004, LMC deposited into the Trust account an additional $3.2 million. At December 31, 2004, the Company was waiting to receive a final report from the outside actuary as to the final amount required to be held in the trust account as of September 30, 2004 (see Note 21). The balance of the Trust was $4.8 million at December 31, 2004 and $1.6 million at December 31, 2003.
      The following 2003 pro forma consolidated results of operations (unaudited) have been prepared as if the Acquisition had occurred on January 1, 2003:

(in thousands,
except earnings
per share)
Total revenue	$58,959
Net income	4,774
Fully diluted earnings per common share equivalent outstanding	5.23

18.	INTANGIBLE ASSETS
      Intangible assets, other than goodwill, consist of the following at December 31, 2004 and 2003 (dollar amounts in thousands):

			Accumulated Amortization

	Gross Carrying	Amortization	December 31,	December 31,
	Amount	Period (years)	2004	2003

Intangible assets:
State insurance licenses	$1,200	—	$—	$—
Renewal rights	783	2	489	98
Internally developed software	944	3	393	78
Trademark	50	5	13	3
Customer relations	30	2	19	4

	$3,007		$914	$183

      Aggregate amortization expense was $731,000 for the year ended December 31, 2004 and $183,000 for the three month period ended December 31, 2003. Estimated remaining amortization expense is $629,500 in 2005, $246,000 in 2006, $10,000 in 2007 and $7,500 in 2008.
      The valuation of renewal rights was developed using the income approach, which focuses on the income-producing capability of the renewal rights asset by measuring the present value of the after tax cash flows over the life of the renewal rights.

19.	STOCKHOLDERS’ EQUITY

a. Convertible Preferred Stock
      In September 2003, the Company’s board of directors authorized 750,000 shares of convertible preferred stock, all of which were designated as Series A preferred stock. In September 2003, the Company sold 456,750 shares of Series A preferred stock for cash proceeds, net of issuance costs, of $45.7 million. In June 2004, the Company sold an additional 51,615.25 shares of Series A preferred stock to current preferred stockholders and certain members of Company management for an aggregate purchase price of $5.2 million. Each share of Series A preferred stock is convertible into 15.299664 shares of the Company’s common stock, after giving effect to a two-for-one split of the Company’s common stock in February 2004 and a further 7.649832-for-one split of the Company’s common stock in December 2004. All references to numbers of shares in the consolidated financial statements and accompanying notes have been adjusted to reflect the stock splits on a retroactive basis. As explained in Note 21, all outstanding shares of Series A preferred stock were converted into 7,777,808 shares of common stock in connection with the initial public offering of the Company’s common stock in January 2005.

b. Common Stock
      In September 2003, the Company’s board of directors authorized 750,000 shares of common stock with a par value $0.01 per share. The number of authorized shares of common stock was increased to 1.1 million in March 2004, 1.2 million in August 2004, 10.0 million in December 2004 and 75.0 million in January 2005. The board of directors declared a two-for-one common stock split in February 2004 and a further 7.649832-for-one common stock split in December 2004. As explained in Note 21, the Company completed the initial public offering of its common stock in January 2005, issuing 8,625,000 shares of common stock at a price of $10.50 per share for total gross proceeds of $90.6 million and converting all outstanding shares of its Series A preferred stock into 7,777,808 shares of common stock.

c. Common Stock Options
      The stockholders and board of directors approved the 2003 Stock Option Plan (the “2003 Plan”) in September 2003 and the 2005 Long-Term Equity Incentive Plan (the “2005 Plan” and, together with the 2003 Plan, the “Stock Option Plans”) in December 2004. Following completion of the Company’s initial public offering in January 2005, the Company anticipates that all future option grants will be made under the 2005 Plan, and does not intend to issue any further options under the 2003 Plan.
      The board of directors has the authority to determine all matters relating to options to be granted under the Stock Option Plans, including designation as incentive or nonqualified stock options, the selection of individuals to be granted options, the number of shares subject to each grant, the exercise price, the term and vesting period, if any. Generally, options vest evenly over four years and expire ten years from the date of grant. The board of directors reserved an initial total of 1,047,755 shares of common stock under the 2005 Plan, plus an automatic annual increase, to be added on the first day of the Company’s fiscal year beginning in 2006 and ending in 2015, equal to the lesser of (i) 2% of the shares of common stock outstanding on the last day of the immediately preceding fiscal year or; (ii) such lesser number of shares as determined by the board of directors.
      At December 31, 2004, the Company reserved 776,458 shares of common stock for issuance under the 2003 Plan, of which options to purchase 491,508 shares had been granted, and 1,047,755 shares for issuance under the 2005 Plan. No options had been granted under the 2005 Plan as of December 31, 2004. The following table summarizes stock option activity:

		Weighted
	Number of	Average Exercise
	Shares	Price per Share

Beginning balance	—	$—
Options granted	388,231	6.54
Options forfeited	—	—

Balance at December 31, 2003	388,231	6.54
Options granted	107,102	6.54
Options forfeited	(3,825)	6.54

Balance at December 31, 2004	491,508	6.54

      The following table summarizes stock option information at December 31, 2004:

	Options Outstanding			Options Exercisable

Weighted-
Average
		Remaining	Weighted-		Weighted-
Exercise	Number	Contractual	Average	Number	Average
Price	Outstanding	Life (years)	Exercise Price	Outstanding	Exercise Price

$6.54	491,508	8.88	$6.54	97,058	$6.54

20.	QUARTERLY FINANCIAL INFORMATION (unaudited)
      The following table summarizes selected unaudited quarterly financial data for each quarter of the year ended December 31, 2004 and for the quarter ended December 31, 2003, the only quarter in 2003 in which the Company was operational.

	Quarter Ended

	March 31	June 30	September 30	December 31

	(in thousands, except earnings per share)
Fiscal year 2004:
Premiums earned	$8,513	$15,651	$24,038	$29,758
Loss and loss adjustment expenses	6,598	11,371	16,854	18,837
Underwriting, acquisition and insurance expenses	2,547	3,669	4,291	7,347
Income before federal income taxes	552	1,511	3,721	4,442
Net income	354	967	2,695	3,190
Fully diluted income per common share equivalent	$0.06	$0.15	$0.36	$0.41
Fiscal year 2003:
Premiums earned	$—	$—	$—	$3,134
Loss and loss adjustment expenses	—	—	—	3,024
Underwriting, acquisition and insurance expenses	—	—	—	1,789
Loss before federal income tax	—	—	—	(303)
Net loss	—	—	—	(202)
Fully diluted loss per common share equivalent	—	—	—	—

21.	SUBSEQUENT EVENTS
      In January 2005, the Company amended and restated its certificate of incorporation to increase to 75.0 million the number of shares of common stock authorized to be issued.
      On January 26, 2005, the Company closed its initial public offering of 8,625,000 shares of common stock, including the underwriters’ over-allotment option, at a price of $10.50 per share for net proceeds of approximately $80.8 million, after deducting underwriters’ fees, commissions and offering costs totaling approximately $9.7 million. On January 26, 2005, the Company contributed approximately $74.8 million of the net proceeds to SeaBright Insurance Company. As part of the initial public offering, all 508,365.25 outstanding shares of the Company’s Series A preferred stock were converted into 7,777,808 shares of the Company’s common stock. Included in other assets at December 31, 2004 is approximately $1.3 million of offering costs associated with the initial public offering. These costs were deducted from the gross proceeds of the offering at closing.
      In February 2005, the Company received from the outside actuary the final report of unpaid loss and loss adjustment expenses at September 30, 2004 related to the adverse development cover agreement with LMC (see Note 17). The Company is currently reviewing the results of the final report.

PREDECESSOR
COMBINED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm
The Board of Directors
SeaBright Insurance Holdings, Inc.:
      We have audited the combined balance sheet of Predecessor as of December 31, 2002, and the related combined statements of operations, changes in stockholder’s equity and comprehensive income, and cash flows for the nine months ended September 30, 2003 and for the years ended December 31, 2002 and 2001. These combined financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Predecessor as of December 31, 2002, and the results of its operations and its cash flows for the nine months ended September 30, 2003 and for the years ended December 31, 2002 and 2001, in conformity with U.S. generally accepted accounting principles.
      As discussed in Notes 2 (i) and 17 to the combined financial statements, effective January 1, 2002 the Predecessor adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ KPMG LLP
Seattle, Washington
September 14, 2004

PREDECESSOR
COMBINED BALANCE SHEET
DECEMBER 31, 2002
(In thousands)

ASSETS
Investment securities available for sale, at fair value	$55,891
Cash and cash equivalents	30,015
Accrued investment income	498
Premiums receivable, net of allowance	8,694
Deferred premiums	35,228
Retrospective premiums accrued	5,668
Reinsurance recoverables	36,617
Reinsurance recoverables from parent	102,107
Prepaid reinsurance	34,672
Property and equipment, net	133
Deferred federal income taxes, net	4,416
Deferred policy acquisition costs, net	1,422
Intangible assets	921
Other assets	539

Total assets	$316,821

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Unpaid loss and loss adjustment expense	$153,469
Unearned premiums	47,604
Reinsurance funds withheld and balances payable	756
Deferred retroactive reinsurance gain	6,682
Accrued expenses and other liabilities	18,109
Federal income tax payable to parent	2,429

Total liabilities	229,049

Stockholder’s equity:
Common stock	7,766
Paid-in capital	103,259
Accumulated deficit	(24,349)
Accumulated other comprehensive income	1,096

Total stockholder’s equity	87,772

Commitments and contingencies
Total liabilities and stockholder’s equity	$316,821

See accompanying notes to combined financial statements.

PREDECESSOR
COMBINED STATEMENTS OF OPERATIONS
(In thousands)

	Nine Months	Year Ended
	Ended	December 31,
	September 30,
	2003	2002	2001

Revenue:
Premiums earned	$36,916	$17,058	$12,638
Net investment income	1,735	3,438	3,388
Net realized gains (losses)	14	(4,497)	(484)
Service income	698	1,169	954
Other income	1,514	1,152	3,773

	40,877	18,320	20,269

Losses and expenses:
Loss and loss adjustment expenses	25,395	4,992	8,464
Underwriting, acquisition, and insurance expenses	6,979	3,681	3,409
Other expenses	1,791	3,339	2,123

	34,165	12,012	13,996

Income before federal income taxes	6,712	6,308	6,273

Provision for federal income taxes:
Current	3,541	2,429	1,934
Deferred	(1,545)	589	742

	1,996	3,018	2,676

Net income before cumulative effect of change in accounting principle	4,716	3,290	3,597
Cumulative effect of change in accounting principle, net of tax	—	(4,731)	—

Net income (loss)	$4,716	$(1,441)	$3,597

See accompanying notes to combined financial statements.

PREDECESSOR
STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY AND
COMPREHENSIVE INCOME
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
(In thousands)

				Accumulated
			Retained	Other
			Earnings	Comprehensive
	Common	Paid-In	(Accumulated	Income
	Stock	Capital	Deficit)	(Loss)	Total

Balance at December 31, 2000	$7,766	$100,259	$(23,505)	$(249)	$84,271
Comprehensive income:
Net income	—	—	3,597	—	3,597
Other comprehensive income (loss):
Reclassification adjustment for realized losses recorded into income, net of tax of $30	—	—	—	57	57
Increase in unrealized loss on equity securities, net of tax of $(593)	—	—	—	(1,101)	(1,101)

Comprehensive income					2,553
Contribution of capital	—	3,000	—	—	3,000
Dividends declared and paid	—	—	(3,000)	—	(3,000)

Balance at December 31, 2001	$7,766	$103,259	$(22,908)	$(1,293)	$86,824

Comprehensive income:
Net loss	$—	$—	$(1,441)	$—	$(1,441)
Other comprehensive income (loss):
Reclassification adjustment for realized losses recorded into income, net of tax of $1,299	—	—	—	2,415	2,415
Increase in unrealized gains, net of tax of $(14)	—	—	—	(26)	(26)

Comprehensive income					948

Balance at December 31, 2002	$7,766	$103,259	$(24,349)	$1,096	$87,772

Comprehensive income:
Net income	$—	$—	$4,716	$—	$4,716
Other comprehensive income (loss):
Reclassification adjustment for realized gains recorded into income, net of tax of $(5)	—	—	—	(9)	(9)
Increase in unrealized gains, net of tax of $203	—	—	—	377	377

Comprehensive income					5,084

Balance at September 30, 2003	$7,766	$103,259	$(19,633)	$1,464	$92,856

	2001		2002		2003

		Issued and		Issued and		Issued and
	Authorized	Outstanding	Authorized	Outstanding	Authorized	Outstanding

Eagle Pacific Insurance Company Common Stock, $810 par value	6,500	6,500	6,500	6,500	6,500	6,500
Pacific Eagle Insurance Company Common Stock, $50 par value	50,000	50,000	50,000	50,000	50,000	50,000
PointSure Insurance Services, Inc. Common Stock, $1 par value	50,000	500	50,000	500	50,000	500
See accompanying notes to combined financial statements.

PREDECESSOR
COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine Months
	Ended	Years Ended
	September 30,
	2003	2002	2001

Cash flows from operating activities:
Net income (loss)	$4,716	$(1,441)	$3,597
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred policy	3,797	1,574	1,845
Policy acquisition costs deferred	(6,688)	(2,093)	(1,529)
Provision for depreciation and amortization	416	432	1,796
Net realized loss on investments	(14)	4,497	484
Gain on sale of fixed assets	—	2	2
Provision (benefit) for deferred federal income taxes	(1,545)	589	742
Cumulative effect on change in accounting principle	—	4,731	—
Changes in certain assets and liabilities:
Accrued investment income	104	233	(372)
Unpaid loss and loss adjustment expense	8,069	(12,873)	(20,001)
Unearned premiums, net of premiums receivable	(5,048)	(4,660)	1,481
Reinsurance recoverables, net of reinsurance funds withheld	11,326	18,463	24,215
Deferred gain on retroactive reinsurance transaction	(1,631)	(5,464)	(3,957)
Federal income taxes payable	3,080	863	1,156
Other assets and other liabilities	(4,079)	6,280	410

Net cash provided by operating activities	12,503	11,133	9,869

Cash flows from investing activities:
Purchases of investments	(5,794)	(29,943)	(49,859)
Sales, maturities and redemption of investments	15,603	38,488	13,696
Purchases of property and equipment	(56)	(42)	(50)
Sales of property and equipment	—	12	490

Net cash provided by (used in) investing activities	9,753	8,515	(35,723)

Net increase (decrease) in cash and cash equivalents	22,256	19,648	(25,854)
Cash and cash equivalents at beginning of year	30,015	10,367	36,221

Cash and cash equivalents at end of year	$52,271	$30,015	$10,367

Supplemental disclosure of cash flow information:
Federal income taxes paid	$—	$1,571	$448
See accompanying notes to combined financial statements.

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001

(1)	ORGANIZATION
      Eagle Pacific Insurance Company (EPIC), Pacific Eagle Insurance Company (PEIC), and PointSure Insurance Services, Inc. (PSIS), which are collectively referred to as Predecessor, were purchased by Lumbermens Mutual Casualty Company (LMC) on July 31, 1998 from Services Group of America, Inc. in a transaction accounted for as a purchase business combination.
      EPIC and PEIC write both state act workers’ compensation insurance and United States Longshore and Harborworkers’ Compensation insurance in 20 Western and Gulf Coast states. EPIC is domiciled in the State of Washington and PEIC is domiciled in the State of California. The three states with the largest percentage of the Predecessor’s direct written premiums for the nine months ended September 30, 2003, and the years ended 2002 and 2001 were California, Texas, and Alaska. The majority of its business is written in California. PSIS is engaged primarily in administrative and brokerage activities on behalf of EPIC and PEIC.
      On September 30, 2003, LMC sold PSIS and the renewal rights and substantially all of the operating assets, systems and employees of EPIC and PEIC to SeaBright Insurance Holdings, Inc. (SIH). Since SIH acquired renewal rights and not the in-force insurance contracts, the in-force insurance contracts will remain with EPIC and PEIC until policy expiration or the date of cancellation. Premium and loss obligations for the policies remain with EPIC and PEIC. SIH has entered into services agreements with LMC to handle claims and policy administration for these policies.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation
      The accompanying combined financial statements include the accounts of EPIC, PEIC, and PSIS, wholly owned subsidiaries of LMC. All significant inter-company transactions among these affiliated entities have been eliminated in the combined financial statements.

(b)	Use of Estimates
      The preparation of combined financial statements requires management of the Predecessor to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Predecessor has used significant estimates in determining the unpaid loss and loss adjustment expenses, earned premiums on retrospectively rated policies, and amounts related to reinsurance.

(c)	Investment Securities
      Investment securities are classified as available for sale and carried at fair value, adjusted for other than temporary declines in fair value, with changes in unrealized gains and losses recorded directly in other comprehensive income, net of applicable income taxes. The estimated fair value for investments in available for sale securities is generally based on quoted market value prices for securities traded in the public marketplace. A decline in the market value of any available for sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, management considers whether it has the ability and

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investment.
      Mortgage-backed securities represent participating interests in pools of first mortgage loans originated and serviced by the issuers of securities. Premiums and discounts are amortized using a method that approximates the level yield method over the remaining period to contractual maturity, adjusted for the anticipated prepayments. To the extent the estimated lives of such securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income. Prepayment assumptions used for mortgage-backed and asset-backed securities are obtained from an external securities information service and are consistent with the current interest rate and economic environment.
      Realized gains and losses, which arise principally from the sale of investments, are determined on a specific-identification basis.
      Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the call date of the security. Dividend and interest income are recognized when earned.

(d)	Derivative Instruments and Hedging Activities
      The Predecessor accounts for derivatives and hedging activities in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.
      The Predecessor held derivative instruments during the years ended December 31, 2002 and 2001 that were not designated as hedges and as such, changes in fair value of those instruments were recognized in current period earnings and are included as a component of net realized gains (losses). The Predecessor held no derivative instruments at December 31, 2002.

(e)	Cash and Cash Equivalents
      Cash and cash equivalents, which consist primarily of amounts deposited in banks and financial institutions and all highly liquid investments with maturity of 90 days or less when purchased, are stated at cost.

(f)	Premiums Receivable
      Premiums receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Predecessor’s best estimate of the amount of probable losses in the Predecessor’s existing premiums receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(g)	Deferred Policy Acquisition Costs
      Acquisition costs related to premiums written are deferred and amortized over the periods in which the premiums are earned. Such acquisition costs include commissions, premium taxes, and certain underwriting and policy issuance costs. Deferred policy acquisition costs are limited to amounts

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
recoverable from unearned premiums and anticipated investment income. The amounts that are not considered realizable are charged as an expense through amortization of deferred policy acquisition costs.

(h)	Property and Equipment
      Computer equipment, software, furniture and equipment, and leasehold improvements are recorded at cost and depreciated under the straight line method over their estimated useful lives, which are three years for computer equipment and software, five years for furniture and equipment, and the remaining lease term for leasehold improvements. Depreciation expense for the nine months ended September 30, 2003, and for the years ended December 31, 2002 and 2001 was $19,181, $88,079, and $130,921, respectively.

(i)	Goodwill and Other Intangible Assets
      Goodwill on the accompanying balance sheets represents the excess of costs over fair value of assets associated with LMC’s acquisition of the Predecessor.
      As further described in note 17, the Predecessor adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Under SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but are instead tested for impairment at least annually in accordance with the provisions for SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

(j)	Impairment of Long-Lived Assets
      The Predecessor adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Predecessor’s financial statements.
      In accordance with SFAS No. 144, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(k)	Revenue Recognition
      Premiums for primary and reinsured risks are included in revenue over the period of the contract in proportion to the amount of insurance protection provided (i.e., ratably over the policy period). Premiums are shown net of reinsurance. The portion of the premium that is applicable to the unexpired period of the policies in-force is not included in revenue and is deferred and recorded as unearned

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
premium in the liability section of the balance sheet. Deferred premiums represent the unbilled portion of annual premiums.
      Earned premium on retrospectively rated policies are based on our estimate of loss experience as of the measurement date. Loss experience includes known losses specifically identifiable to a retrospective policy as well as provisions for future development on known losses and for losses incurred but not yet reported using actuarial loss development factors and is consistent with how we project losses in general. For retrospectively rated policies, the governing contractual minimum and maximum rates are established at policy inception and are made a part of the insurance contract. While the typical retrospectively rated policy has five yearly adjustment or measurement periods, premium adjustments continue until mutual agreement to cease future adjustments is reached with the policyholder.
      As of December 31, 2002, 42% of the Predecessor’s direct business was from retrospectively rated policies.
      Service income generated from various claims service agreements with the Predecessor’s parent and other third parties is recognized as income in the period in which services are performed.

(l)	Unpaid Loss and Loss Adjustment Expense
      Unpaid loss and loss adjustment expense represents estimates of the ultimate net cost of all unpaid losses incurred through the specified period. Unpaid loss adjustment expense are estimates of unpaid expenses to be incurred in settlement of the claims provided in unpaid loss. These liabilities, which anticipate salvage and subrogation recoveries and are presented gross of amounts recoverable from reinsurers, include estimates of future trends in the frequency and severity of claims and other factors that could vary as the losses are ultimately settled. Although it is not possible to measure the degree of variability inherent in such estimates, management believes that the unpaid loss and loss adjustment expenses are adequate. The estimates are continually reviewed and necessary adjustments are included in current operations.

(m)	Reinsurance
      The Predecessor protects itself from excessive losses by reinsuring certain levels of risk in various areas of exposure with affiliated and nonaffiliated reinsurers. Reinsurance premiums, commissions, expense reimbursements, and unpaid loss and loss adjustment expense related to assumed and ceded business are accounted for on a basis consistent with those used in accounting for original policies issued and the terms of the reinsurance contracts. Premiums assumed from an affiliate are reported as an addition to premiums written and earned. Premiums ceded to other companies have been reported as a reduction of premiums written and earned. Reinsurance recoverables are determined based on the terms and conditions of the reinsurance contracts.
      On January 1, 1999 EPIC and PEIC entered into quota share reinsurance agreements with LMC, their ultimate parent, whereby EPIC and PEIC ceded to LMC 80% of the net retained liabilities, after application of all external reinsurance, and 80% of underwriting expenses for all policies written by EPIC and PEIC from January 1, 1999 through December 31, 2002. The unearned premiums on policies in force at December 31, 2002 were still subject, subsequent to December 31, 2002, to the terms of the quota share reinsurance treaties.
      On January 1, 1999, EPIC and PEIC entered into excess stop loss reinsurance agreements with LMC, whereby LMC reinsured the excess liability which may accrue to EPIC and PEIC by reason of

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
the net retained liability of EPIC and PEIC under the quota share reinsurance agreements. This agreement applied to all policies written by EPIC and PEIC from January 1, 1999 through December 31, 2002. The combined ratio needed to exceed 115% on a paid basis before EPIC and PEIC were entitled to any recovery under these agreements.
      On January 1, 1999, EPIC and PEIC entered into retroactive Loss Portfolio Transfer Reinsurance Agreements (LPT) with LMC. Under the LPT agreements, EPIC and PEIC would cede to LMC their net retained liability for losses for the policies and losses with dates of accident on or before December 31, 1998 and LMC would assume 100% of the net retained liability relating to those losses. Subsequent to January 1, 1999, there has been adverse development of approximately $24,359,000 through December 31, 2002 on the transferred unpaid loss and loss adjustment expense. At December 31, 2002, the Predecessor has recorded a deferred gain of approximately $6,682,000. The deferred gains are amortized using the recovery method, which considers the actual recoveries at a particular calculation date in relation to the total estimated recoveries at that date. The amortization (accretion) related to deferred gains of $131,000, $(1,537,000), and $2,668,000 was considered other income (expense) for the nine months ending September 30, 2003 and the year ended December 31, 2002 and 2001.

(n)	Income Taxes
      The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse, net of any applicable valuation allowances.

(o)	Comprehensive Income
      Comprehensive income encompasses all changes in shareholder’s equity (except those arising from transactions with shareholder) and includes net income and changes in net unrealized investment gains and losses on investment securities available for sale, net of taxes.

(3)	INVESTMENTS
      The combined cost or amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities available for sale at December 31, 2002 are as follows:

	December 31, 2002

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(in thousands)
US Treasuries and Government Obligations	$20,410	$1,573	$—	$21,983
Asset-backed securities	2,065	119	—	2,184
Mortgage-backed securities	23,212	548	—	23,760

Total fixed income securities	45,687	2,240	—	47,927

Equity securities	8,518	—	554	7,964

Total available for sale securities	$54,205	$2,240	$554	$55,891

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
      At December 31, 2002, the unrealized loss on temporarily impaired investments totaled $554,239 for equity securities with a fair value of $7,964,000. All equity securities were impaired for less than one year. Temporarily impaired equity securities are a result of market value changes and are expected to regain the lost value with market shifts.
      The Predecessor evaluated equity securities with market values less than cost and has determined that the decline in value is temporary. The Predecessor anticipates full recovery with respect to these securities.
      The combined cost or amortized cost and estimated fair value of fixed income securities at December 31, 2002 by contractual maturity, are set forth below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or	Estimated
Maturity	Amortized Cost	Fair Value

Due in one year or less	$2,224	$2,238
Due after one year through five years	10,416	11,163
Due after five years through ten years	6,574	7,191
Due after ten years	1,196	1,391
Securities not due at a single maturity date	25,277	25,944

Total fixed income securities	$45,687	$47,927

      The combined amortized cost of fixed income securities deposited with various regulatory authorities was $12,655,152 at December 31, 2002.
      Net investment income consisted of the following:

	Nine Months
	Ended	Year Ended	Year Ended
	September 30,	December 31,	December 31,
	2003	2002	2001

	(in thousands)
Fixed income securities	$1,397	$3,259	$2,584
Equity securities	112	170	241
Cash & short term investments	323	136	651

Total gross investment income	1,832	3,565	3,476

Less investment expense	(97)	(127)	(88)

Net investment income	$1,735	$3,438	$3,388

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
      Net realized gains and losses were included in revenue as follows:

	Nine Months
	Ended	Year Ended	Year Ended
	September 30,	December 31,	December 31,
	2003	2002	2001

	(in thousands)
Fixed income:
Gross gains	$9	$724	$66
Gross losses	—	(886)	(486)

Total fixed income	9	(162)	(420)

Equity:
Gross gains	5	—	—
Gross losses	—	(753)	(64)
Other-than-temporary declines in fair value		(3,582)	—

Total equity	5	(4,335)	(64)

Net realized investment gains (losses)	$14	$(4,497)	$(484)

(4)	FAIR VALUE OF FINANCIAL INSTRUMENTS
      Estimated fair value amounts, defined as the quoted market price of a financial instrument, have been determined using available market information and other appropriate valuation methodologies. However, considerable judgment is required in developing the estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimating methodologies may have an effect on the estimated fair value amounts.
      The following methods and assumptions were used by the Predecessor in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes:

•	Cash and Cash Equivalents, Premiums Receivable, and Accrued Expenses and Other Liabilities: The carrying amounts for these financial instruments as reported in the accompanying balance sheets approximate their fair values.

•	Investment Securities: The estimated fair values for available for sale securities generally represent quoted market value prices for securities traded in the public marketplace. Additional data with respect to fair values of the Predecessor’s investment securities are disclosed in note 3.
      Other financial instruments qualify as insurance-related products and are specifically exempted from fair value disclosure requirements.

(5)	PREMIUMS
      Direct premiums written for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001 were $68,402,211, $94,407,482, and $65,634,354, respectively.

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
      Premiums receivable consists of the following as of December 31, 2002 (in thousands):

Premiums receivable	$8,799
Allowance for doubtful accounts	(105)

$8,694

      The activity in that allowance for doubtful accounts for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001 are as follows:

	Nine Months
	Ended	Year Ended
	September 30,
	2003	2002	2001

	(in thousands)
Balance at beginning of year	$(105)	$(253)	$(150)
Additions charged to bad debt expense	—	(80)	(186)
Write offs (recoveries) charged against allowance	(118)	228	83

Balance at end of year	$(223)	$(105)	$(253)

(6)	PROPERTY AND EQUIPMENT
      Property and equipment are summarized as of December 31, 2002 as follows (in thousands):

Computer equipment	$1,354
Software	857
Furniture and equipment	907
Leasehold improvements	12

Total property and equipment	3,130
Less accumulated depreciation and amortization	(2,997)

Property and equipment, net	$133

(7)	REINSURANCE

(a)	Reinsurance Ceded
      Under reinsurance agreements, EPIC and PEIC cede various amounts of risk to nonaffiliated and affiliated insurance companies for the purpose of limiting the maximum potential loss arising from the underlying insurance risks.
      Effective October 1, 1998, the Predecessor retained the first $500,000 of each loss occurrence and losses in excess of $500,000 are 100% reinsured up to $20,000,000. Effective June 1, 1999, the Predecessor entered into a reinsurance agreement wherein the Predecessor retained the first $250,000 of each loss occurrence and losses in excess of $250,000 are reinsured up to $20,000,000. Effective October 1, 2000, the Predecessor entered into a reinsurance agreement, wherein losses in excess of $1,000,000 are 100% reinsured. Effective April 1, 2001, Predecessor entered into a reinsurance agreement, wherein the Predecessor retains the first $500,000 of each loss occurrence; the next $500,000 of such loss occurrence is 60% retained by the Predecessor after meeting a $1,500,000 aggregate deductible. Losses in excess of $1,000,000 are covered under treaties previously discussed. Effective

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
October 1, 2001, losses in excess of $1,000,000 are 100% reinsured up to $20,000,000. All of these treaties are in run-off.
      Effective October 1, 2002, EPIC and PEIC entered into reinsurance agreements with nonaffiliated insurance companies wherein EPIC and PEIC retain the first $500,000 of each loss occurrence; the next $500,000 of such loss occurrence is 50% retained by EPIC or PEIC after meeting a $1,500,000 aggregate deductible. Losses in excess of $1,000,000 up to $5,000,000 are 100% reinsured with third party reinsurers. Losses in excess of $5,000,000 are 100% reinsured under LMC’s internal reinsurance treaties and Catastrophe Excess of Loss Treaty up to a $315,000,000 limit. The upper limit on losses ceded prior to October 1, 1998 is $49,500,000.
      EPIC and PEIC also have separate maximum any one life (MAOL) coverage through LMC with a $5,000,000 retention.
      EPIC and PEIC also have quota share agreements with LMC. The agreement calls for the net liability (liabilities retained by EPIC and PEIC after application of all external reinsuring) to be ceded to LMC with a 20% retention. Pursuant to the quota share agreement, 80% of operating expenses of EPIC and PEIC are also ceded to LMC.
      Additionally, EPIC and PEIC have an excess stop loss reinsurance agreement whereby LMC reinsured the excess liability which may accrue by reason of the net retained liability of EPIC and PEIC under the quota share agreement. The combined ratio must exceed 115% on a paid basis prior to any recovery under this contract.
      Effective January 1, 1999, EPIC and PEIC entered into retroactive Loss Portfolio Transfer Reinsurance Agreements (LPT) with its ultimate parent company, LMC. The agreements called for EPIC and PEIC to cede to LMC its net liability for the losses for the policies and the losses for the reinsurance assumed with dates of accident December 31, 1998 and prior and for LMC to assume 100% of the net liability relating to those losses. Simultaneous with the cession of the business reinsured and in consideration of the business reinsured, EPIC and PEIC transferred to LMC assets with an aggregate statutory book value of approximately $98,774,887 and $12,182,947, respectively. This payment represented 100% of unpaid loss and loss adjustment expenses for EPIC and PEIC on the effective date of the agreement. Although reinsurance makes the assuming reinsurer liable to the insurer to the extent of the reinsurance ceded, it does not legally discharge an insurer from its primary liability for the full amount of the policy liability.
      Subsequent to the date of the transaction the net liability for losses reinsured increased. As a result, the net losses recoverable by EPIC and PEIC exceed the amount originally paid for the LPT. The amount by which the liabilities associated with the reinsured policies exceed the amount paid for the LPT is amortized into income over the estimated remaining settlement period of the underlying claims using the recovery method. At December 31, 2002, the deferred gains for the Predecessor was $24,359,000. The effects of subsequent changes in estimated or actual cash flows are accounted for by adjusting the previously deferred amount to the balance that would have existed had the revised estimate been available at the inception of the reinsurance transaction, with a corresponding charge or credit to income.
      Effective January 1, 2003, EPIC, PEIC, and LMC, canceled their quota share and stop loss reinsurance agreements for all policies written by EPIC and PEIC on or after January 1, 2003. Policies with inception dates on or before December 31, 2002 would continue under the terms of the quota

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
share agreements as long as the policy remained in-force. Each of the companies received appropriate regulatory approval.
      In order to expand in states where it was not licensed, EPIC entered into reinsurance arrangements with LMC whereby LMC would write business on behalf of EPIC in those states and EPIC would assume that business from LMC.

(b)	Reinsurance Recoverables and Income Statement Effects
      Balances affected by reinsurance transactions are reported gross of reinsurance in the balance sheet. Reinsurance recoverables are comprised of the following amounts as of December 31, 2002 (in thousands):

Recoverable from LMC:
Assumed reinsurance recoverables	$5,744
Reinsurance recoverables on unpaid loss and loss adjustment expenses	100,670
Reinsurance recoverables on paid losses	—
Premiums receivable and other	(4,307)

Total reinsurance recoverables from affiliate	$102,107

Recoverable from external reinsurers:
Reinsurance recoverables on unpaid loss and loss adjustment expenses	$34,233
Reinsurance recoverables on paid losses	2,384

Total reinsurance recoverables from external reinsurers	$36,617

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
      The effects of reinsurance on income statement amounts are as follows:

	Nine Months	Year Ended
	Ended
	September 30,	December 31,	December 31,
	2003	2002	2001

	(in thousands)
Reinsurance assumed:
From LMC:
Written premium	$2,315	$11,643	$7,559
Earned premium	5,795	10,375	4,941
Loss and loss adjustment expenses incurred	1,924	3,936	1,716
From external reinsurers Loss and loss adjustment expenses incurred	(1,343)	133	(219)
Reinsurance ceded:
To LMC:
Written (returned) premium	(6,924)	77,536	51,734
Earned premium	30,189	69,765	47,603
Loss and loss adjustment expenses incurred	20,464	37,209	35,824
Underwriting expenses and other income (expense)	1,736	7,459	7,330
To external reinsurers:
Written premium	11,002	9,447	7,775
Earned premium	10,559	9,225	6,664
Loss and loss adjustment expenses incurred	6,625	2,883	(12,061)
      Management evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from activities or economic characteristics of the reinsurers to minimize its exposure to losses from reinsurer insolvencies. In the event a reinsurer is unable to meet its obligations, the Predecessor would be liable for the losses under the agreement.

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001

(8)	UNPAID LOSS AND LOSS ADJUSTMENT EXPENSE
      Activity in unpaid loss and loss adjustment expenses is as follows:

	Nine Months
	Ended	Year Ended
	September 30,
	2003	2002	2001

	(in thousands)
Balance, beginning of year	$153,469	$166,342	$186,343
Less reinsurance recoverables:
From LMC	100,670	114,247	122,218
From unaffiliated reinsurers	34,233	36,294	50,519

Total recoverables	134,903	150,541	172,737

Net balance, beginning of year	18,566	15,801	13,606
Incurred related to:
Current year	26,895	13,324	9,656
Prior years	(1,500)	(8,332)	(1,192)

Total incurred	25,395	4,992	8,464

Paid related to:
Current year	4,283	3,398	2,586
Prior years	3,706	(1,171)	3,683

Total paid	7,989	2,227	6,269

Net balance, end of year	35,972	18,566	15,801

Plus reinsurance recoverables:
From LMC	87,677	100,670	114,247
From unaffiliated reinsurers	37,889	34,233	36,294

Total recoverables	125,566	134,903	150,541

Balance, end of year	$161,538	$153,469	$166,342

      Unpaid loss and loss adjustment expense was reduced by management in 2002 for 2001 and prior accident years. In periods prior to 2002, the Predecessor wrote a large number of accounts with smaller average premiums than the Predecessor’s core book of business. There was an expectation that these accounts were subject to a greater volatility of risk than the core book of business and initial unpaid loss and loss adjustment amounts were established reflecting this higher level of risk. An actuarial evaluation was performed in 2002 for the 2002 and prior accident years, which concluded that the actual loss development on this business was not great as expected. This, coupled with the more recent emphasis of writing larger, less volatile accounts using stricter underwriting standards, led management to decrease the unpaid loss and loss adjustment expenses. Included in the reduction of unpaid loss and loss adjustment expenses was approximately $7,001,000 relating to the loss portfolio transfer, which resulted in a $7,001,000 decrease in the deferred retroactive gain and recoverable from LMC.

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001

(9)	DEFERRED POLICY ACQUISITION COSTS
      The following reflects the amounts of policy acquisition costs deferred and amortized:

	Nine Months	Year Ended
	Ended	December 31,
	September 30,
	2003	2002	2001

	(in thousands)
Balance at beginning of year	$1,422	$903	$1,219
Policy acquisition costs deferred	6,688	2,093	1,529
Amortization of deferred policy acquisition costs	(3,797)	(1,574)	(1,845)

Balance at end of year	$4,313	$1,422	$903

(10)	INCOME TAXES
      During the periods presented, the Predecessor is included in the consolidated Federal income tax return of LMC as the common parent corporation.
      LMC has a written tax allocation agreement, approved by the Companies’ that provides for Federal income taxes to be paid to or recovered from LMC based on each subsidiary company’s taxable income or taxable loss as if the subsidiary were filing a separate Federal income tax return. The following is a reconciliation of the difference between the expected income tax computed by applying the federal statutory income tax rate of 35% to income before income taxes and the total federal income taxes reflected on the books for the nine months ending September 30, 2003 and the years ending December 31, 2002 and 2001:

	Nine Months	Years Ending
	Ending	December 31,
	September 30,
	2003	2002	2001

	(in thousands)
Computed expected tax at 35%	$2,349	$2,207	$2,197
Increase (decrease) in valuation allowance	(198)	949	—
Amortization of goodwill	—	—	252
Other	(155)	(138)	227

Total federal income taxes	$1,996	$3,018	$2,676

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
      The tax effects of temporary differences that give rise to significant portions of the net deferred federal income tax asset/liability as of December 31, 2002 were as follows (in thousands):

Deferred tax assets:
Deferred gain	$2,338
Unpaid loss and loss adjustment expense discount	1,235
Unearned premium recognition	906
Capital loss carryforward	273
Other-than-temporary impairment	1,266
Other	756

Total gross deferred tax assets	6,774
Less valuation allowance	949

Net deferred tax assets	5,825

Deferred tax liabilities:
Intangible assets	322
Unrealized gains on marketable securities	590
Deferred policy acquisition costs	497

Total deferred tax liabilities	1,409

Net deferred tax assets	$4,416

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the projections of future taxable income over the periods in which the deferred taxes are deductible, management believes it is more likely than not that the Predecessor will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2002. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
      The Predecessor has established a valuation allowance to offset deferred tax assets related to capital losses net of unrealized gains on investment securities. The increase or decrease in the valuation for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001 amounts to $(198,000), $949,000, and $0, respectively.

(11)	STATUTORY NET INCOME AND STOCKHOLDER’S EQUITY
      EPIC and PEIC are required to file annual statements with state regulatory insurance authorities prepared on an accounting basis as prescribed or permitted by such authorities (statutory basis). Statutory net income and capital and surplus (stockholder’s equity) differ from amounts reported in accordance with Standards of the Public Company Accounting Oversight Board (United States), primarily because policy acquisition costs are expensed when incurred, certain assets designated as nonadmitted for statutory purposes are charged to surplus, fixed-income securities are reported at

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
amortized cost or fair value based on their rating by the National Association of Insurance Commissioners, policyholders’ dividends are expensed as declared rather than accrued as incurred, income tax expense reflects only taxes paid or currently payable, and any change in the admitted net deferred tax asset is offset to equity. Statutory net income and capital and surplus are as follows (in thousands):

	Nine Months	Years Ended
	Ended	December 31,
	September 30,
	2003	2002	2001

EPIC:
Statutory net income (loss)	$(2,279)	$351	$1,242
Statutory capital and surplus	33,329	36,832	34,799
PEIC:
Statutory net income (loss)	(863)	(913)	461
Statutory capital and surplus	14,779	15,688	15,941
      All stockholder dividends must be submitted for review to the Insurance Commissioner’s office prior to distribution. Dividends which exceed the greater of prior year net income or 10% of surplus or amounts in excess of earned surplus are considered to be extraordinary and require an extended period of review and approval by the Department of Insurance. During 2003 EPIC and PEIC could not pay more than $3.7 million and $1.6 million, respectively, in shareholder dividends without the prior approval of the regulators. Each insurance company’s state of domicile imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the enterprise’s regulatory total adjusted capital to certain minimum capital amounts as defined by the NAIC. Enterprises below specified trigger points or ratios are classified within certain levels, each of which requires specified corrective action. As of December 31, 2002, EPIC and PEIC exceeded the minimum risk-based capital requirements.

(12)	COMMITMENTS
      EPIC leases certain office space for its regional offices under agreements that are accounted for as operating leases. Lease expense for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001 totaled $131,190, $135,640, and $167,508 respectively. Future minimum payments required under the agreements are as follows:

Minimum
Rentals

2003	$576
2004	507
2005	488
2006	468
2007	439
Thereafter	1,318

$3,796

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001

(13)	RETROSPECTIVELY RATED CONTRACTS
      The Predecessor writes workers’ compensation for which the premiums vary based on loss experience. The percentage of premiums written on retrospectively rated contracts for the nine months ending September 30, 2003, and for the years ended December 31, 2002 and 2001 were 48.4%, 42.0%, and 45.8%, respectively. Accrued retrospective premiums are determined based upon loss experience on business subject to such experience rating adjustment. Accrued retrospective rated premiums are determined by or allocated to individual policyholder accounts. Accrued retrospective premiums and return retrospective premiums are recorded as additions to and reductions from written premium, respectively. The Predecessor had $5,667,060 accrued for retrospective premiums and $2,715,913 for return retrospective premiums at December 31, 2002.

(14)	LETTERS OF CREDIT
      At December 31, 2002, standby letters of credit totaling $9,809,824 had been issued by EPIC for the benefit of several unaffiliated insurance companies under the terms of certain assumed reinsurance agreements. The letters of credit relate to several programs that existed prior to LMC’s purchase of EPIC. These letters of credit are reviewed and maintained annually and serve as collateral for open claims under each program.

(15)	RETIREMENT PLAN
      The Predecessor maintains a defined contribution retirement plan covering substantially all of its associates. The amount of annual contribution is at the discretion of management. Contribution expense for the nine months ended September 30, 2003 and for the years ended December 31, 2002 and 2001 was $122,979, $100,231, and $85,359, respectively.

(16)	CONTINGENCIES
      (a) EPIC and PEIC have purchased annuities in settlement of claims of which claimants are the payees. These annuities have been used to reduce unpaid losses by $3,769,876. Under a direct basis, EPIC and PEIC have a contingent liability of $3,769,876 should the issuers of these annuities fail to perform under the terms of the annuities. The contingent liability after the effect of reinsurance is $0.
      (b) EPIC and PEIC are subject to guaranty fund and other assessments by the states in which they write business. Guaranty fund and other assessments should be accrued either at the time of assessments or in the case of premium based assessments, at the time the premiums were written, or in the case of loss based assessments, at the time the losses are incurred. EPIC and PEIC have accrued a liability for guaranty fund and other assessments of $3,006,868. These amounts represent management’s best estimates based on information received from the states in which EPIC and PEIC write business and may change due to many factors including EPIC’s and PEIC’s share of the ultimate cost of current insolvencies.
      (c) Beginning December 20, 2002, EPIC and PEIC and their parent, LMC, received lower claims-paying ability ratings by all three major rating agencies. In 2003, LMC’s ability to write new business and retain existing business was substantially impacted because of its lower rating. This condition could ultimately affect LMC’s ability to pay losses ceded from EPIC and PEIC. As of June 10, 2003, EPIC and PEIC were rated B (fair) and LMC was rated C++ (marginal) by A.M. Best Company.

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
      (d) The Predecessor is involved in various claims and lawsuits arising in the course of business. Management believes the outcome of these matters will not have a material adverse effect on the Predecessor’s financial position.

(17)	CHANGE IN ACCOUNTING PRINCIPLE
      In June 2001, the issued SFAS No. 142, Goodwill and Other Intangible Assets, SFAS No. 142 supersedes Accounting Principles Board Opinion No. 17, Intangible Assets, and requires goodwill and other intangible assets that have indefinite lives to no longer be amortized; however, these assets must be tested at least annually for impairment. SFAS No. 142 also requires an evaluation of existing acquired goodwill and other intangible assets for proper classification under the new requirements. In addition, intangible assets (other than goodwill) that have finite useful lives will continue to be amortized over their useful lives; however, the amortization period of such intangible assets will no longer be limited to 40 years.
      The Predecessor adopted SFAS No. 142 effective January 1, 2002 and, accordingly ceased amortizing amounts related to goodwill starting January 1, 2002. The balance of goodwill relates to the acquisition of the Predecessor by its ultimate parent. In accordance with SFAS No. 142, management was required to perform an assessment of whether there was an indication that goodwill was impaired as of the date of the adoption. To accomplish this, management was required to identify its reporting units and determine the carrying value of its reporting units by assigning assets and liabilities, including the existing goodwill and intangible assets, to each reporting unit as of January 1, 2002. Management then determined the fair value of the Predecessor’s reporting units and compared it to the carrying amounts of the reporting units. To the extent the carrying amounts exceeded the fair value, management was required to perform the second step of the transitional impairment test, to determine the implied fair value of the reporting unit’s goodwill, as this would be an indication that the reporting unit’s goodwill may be impaired. As a result of this process, an impairment loss of $4,731,000 related to goodwill associated with the EPIC and PEIC reporting units was recognized upon adoption of SFAS No. 142. The state licenses and trademark were purchased on July 31, 1998 and were being amortized on a straight-line basis over 40 years and 5 years, respectively. Upon initial application of SFAS No. 142, the management reassessed the useful lives of these intangible assets and determined that the state licenses with a net book value at January 1, 2002 of $914,583 has an indefinite useful life because it is expected to generate cash flows indefinitely. Management ceased amortizing the trademark on January 1, 2002. The trademark is deemed to approximate the original useful life of 5 years and the remaining balance of $5,833 will be amortized during 2003.
      The following is a reconciliation of reported net income adjusted for adoption of SFAS No. 142:

	Nine Months	Year Ended
	Ended	December 31,
	September 30,
	2003	2002	2001

	(in thousands)
Reported net income	$4,716	$(1,441)	$3,597
Add back:
Amortization of goodwill	—	—	719
Goodwill impairment	—	4,731	—
Amortization of state licenses	—	—	25

Adjusted net income	$4,716	$3,290	$4,341

PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
      As of December 31, 2002, the Predecessor has the following amounts related to intangible assets:

	Gross Carrying	Accumulated
	Amount	Amortization

	(in thousands)
Amortized intangible assets:
Trademark	$50	$44
Unamortized intangible assets:
State licenses	915	—
      Aggregate amortization expense of intangible assets was $5,833, $10,000, and $753,662 for the period ending September 30, 2003 and the years ended December 31, 2002 and 2001, respectively.

(18)	SUBSEQUENT EVENTS
      On October 1, 2003, as a result of the policy renewal rights and other assets being sold to SIH, EPIC and PEIC were placed in runoff by LMC.
      On December 31, 2003, EPIC was merged into another LMC subsidiary, American Protection Insurance Company.
      On August 31, 2004, PEIC was merged into another LMC subsidiary, American Motorists Insurance Company.

(19)	QUARTERLY FINANCIAL INFORMATION (unaudited)
      The following table summarizes selected unaudited quarterly financial data for each quarter of the nine month period ended September 30, 2003:

	Quarter Ended

	March 31	June 30	September 30

	(in thousands)
Fiscal year 2003:
Premiums earned	$7,382	$11,137	$18,397
Loss and loss adjustment expenses	5,803	8,600	10,992
Underwriting, acquisition and insurance expenses	683	1,030	5,266
Income before federal income taxes	2,239	3,353	1,120
Net income	1,516	2,551	649

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

6,400,000 Shares
Common Stock

PROSPECTUS

Friedman Billings Ramsey
Piper Jaffray

Keefe, Bruyette & Woods
Cochran, Caronia & Co.
The date of this prospectus is                   , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      Set forth below is an estimate (except in the case of the Securities and Exchange Commission registration fee and NASD filing fee) of the amount of fees and expenses to be paid by SeaBright in connection in connection with the issuance and distribution of the common stock registered hereby.

Securities and Exchange Commission registration fee	$13,072
NASD filing fee	11,975
Blue Sky fees and expenses (including attorneys’ fees and expenses)	10,000
Printing expenses	175,000
Accounting fees and expenses	200,000
Transfer agent’s fees and expenses	10,000
Legal fees and expenses	250,000
Miscellaneous fees and expenses	179,953

Total	$850,000

Item 14.	Indemnification of Directors and Officers.
      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not excluding other rights to which those seeking indemnification may be entitled under any certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s amended and restated certificate of incorporation and bylaws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.
      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transactions from which the director derived an improper personal benefit. The Registrant’s amended and restated certificate of incorporation provides for such limitations of liability.
      The Registrant maintains standard policies of insurance under which coverage is provided (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to payments which may be made by the Registrant to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15.	Recent Sales of Unregistered Securities.
      During the last three years, SeaBright has issued the following securities without registration under the Securities Act of 1933:

(1) In September 2003, SeaBright issued an aggregate of 456,750 shares of convertible preferred stock for an aggregate purchase price of $45,675,000 in transactions exempt from registration under Regulation D under the Securities Act of 1933 to entities affiliated with Summit Partners, Randolph Street Partners V, John G. Pasqualetto, Richard J. Gergasko, Joseph S. De Vita, Richard W. Seelinger and Jeffrey C. Wanamaker.

(2) In June 2004, SeaBright issued an aggregate of 51,615.25 shares of convertible preferred stock for an aggregate purchase price of $5,161,525 in transactions exempt from registration under Regulation D and Rule 701 under the Securities Act of 1933 to entities affiliated with Summit Partners, John G. Pasqualetto, Richard J. Gergasko, Joseph S. De Vita, Jeffrey C. Wanamaker, Chris A. Engstrom and James L. Borland III.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits
      Reference is made to the attached Exhibit Index, which is incorporated by reference herein.

(b)	Financial Statement Schedules
                    Seabright Insurance Holdings, Inc. and Subsidiaries
                         Schedule II—Condensed Financial Information of Registrant
                         Schedule IV—Reinsurance
                         Schedule VI—Supplemental Information Concerning Insurance Operations
                    Predecessor
                         Schedule IV—Reinsurance
                         Schedule VI—Supplemental Information Concerning Insurance Operations

Item 17.	Undertakings.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of Seattle, State of Washington, on January 13, 2006.

SEABRIGHT INSURANCE
HOLDINGS, INC.

By:	/s/ John G. Pasqualetto

Name: John G. Pasqualetto

Title:	Chairman, President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on January 13, 2006.

Signature		Title

/s/ John G. Pasqualetto John G. Pasqualetto		Chairman, President and Chief Executive Officer (Principal Executive Officer)

* Joseph S. De Vita		Senior Vice President, Chief Financial Officer and Assistant Secretary (Principal Financial Officer)

* M. Philip Romney		Vice President — Finance, Principal Accounting Officer and Assistant Secretary

* Peter Y. Chung		Director

* J. Scott Carter		Director

* William M. Feldman		Director

* Mural R. Josephson		Director

* George M. Morvis		Director

*By:	/s/ John G. Pasqualetto John G. Pasqualetto Attorney-in-Fact

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
SeaBright Insurance Holdings, Inc.:
      Under date of March 22, 2005, we reported on the consolidated balance sheets of SeaBright Insurance Holdings, Inc. and subsidiaries as of December 31, 2004 and 2003, the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for the year ended December 31, 2004 and for the period from June 19, 2003 (inception) through December 31, 2003, which are included in the prospectus. In connection with our audit of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the registration statement. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.
      In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set therein.

/s/ KPMG LLP
Seattle, WA
March 22, 2005

SEABRIGHT INSURANCE HOLDINGS, INC.
SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
CONDENSED BALANCE SHEET
(In thousands)

	December 31,

	2004	2003

ASSETS
Cash and cash equivalents	$126	$160
Federal income tax recoverable	397	—
Other assets	1,250	—
Receivable from subsidiaries	—	179
Investment in subsidiaries	58,219	45,771

Total assets	$59,992	$46,110

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Federal income tax payable	$—	$161
Accrued expenses and other liabilities	2,152	476

Total liabilities	2,152	637

Commitments and contingencies
Stockholders’ equity:
Series A preferred stock, $0.01 par value; 750,000 shares authorized; issued and outstanding—508,265.25 shares at December 31, 2004 and 456,750 shares at December 31, 2003	5	5
Undesignated preferred stock, $0.01 par value; authorized—10,000,000 shares at December 31, 2004 and no shares at December 31, 2003; no shares issued and outstanding at December 31, 2004 and 2003	—	—
Common stock, $0.01 par value; authorized—10,000,000 shares at December 31, 2004 and 750,000 shares at December 31, 2003; no shares issued and outstanding at December 31, 2004 and 2003	—	—
Paid-in capital	50,831	45,670
Accumulated other comprehensive income	—	—
Retained earnings (accumulated deficit)	7,004	(202)

Total stockholders’ equity	57,840	45,473

Total liabilities and stockholders’ equity	$59,992	$46,110

See Report of Independent Registered Public Accounting Firm.

SEABRIGHT INSURANCE HOLDINGS, INC.
CONDENSED STATEMENT OF OPERATIONS
(In thousands, except income per share information)

		Period from
		June 19, 2003
		(inception)
	Year Ended	through
	December 31,	December 31,
	2004	2003

Revenue:
Income from subsidiaries	$7,123	$—
Net investment income	1	—

	7,124	—

Losses and expenses:
Loss from subsidiaries	—	211
Other expenses	44	10

	44	221

Income (loss) before federal income taxes	7,080	(221)

Federal income tax expense (benefit):
Current	(126)	(19)
Deferred	—	—

	(126)	(19)

Net income (loss)	$7,206	$(202)

Fully diluted income per common share equivalent	$0.98

Weighted average common share equivalents outstanding	7,387,276

See Report of Independent Registered Public Accounting Firm.

SEABRIGHT INSURANCE HOLDINGS, INC.
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Outstanding Shares					Retained
						Earnings	Total
	Preferred	Common	Preferred	Common	Paid-in	(Accumulated	Stockholders’
	Stock	Stock	Stock	Stock	Capital	Deficit)	Equity

Balance at June 19, 2003 (inception)	—	—	$—	$—	$—	$—	$—
Net loss	—	—	—	—	—	(202)	(202)
Sale of preferred stock	457	—	5	—	45,670	—	45,675

Balance at December 31, 2003	457	—	5	—	45,670	(202)	45,473
Net income	—	—	—	—	—	7,206	7,206
Sale of preferred stock	51	—	—	—	5,161	—	5,161

Balance at December 31, 2004	508	—	$5	$—	$50,831	$7,004	$57,840

See Report of Independent Registered Public Accounting Firm.

SEABRIGHT INSURANCE HOLDINGS, INC.
CONDENSED STATEMENT OF CASH FLOWS
(In thousands)

		Period from
		June 19, 2003
		(inception)
	Year Ended	through
	December 31,	December 31,
	2004	2003

Cash flows from operating activities, net of effect of acquisition:
Net income (loss)	$7,206	$(202)
Changes in certain assets and liabilities:
Receivable from subsidiaries	605	(179)
Federal income taxes payable	(558)	161

Net cash provided by (used in) operating activities	7,253	(220)

Cash flows from investing activities, net of effects of acquisition:
Investment in subsidiaries	(12,448)	(45,295)

Net cash used in investing activities	(12,448)	(45,295)

Cash flows from financing activities:
Proceeds from issuance of preferred stock	5,161	45,675

Net cash provided by financing activities	5,161	45,675

Net increase (decrease) in cash and cash equivalents	(34)	160
Cash and cash equivalents at beginning of period	160	—

Cash and cash equivalents at end of period	$126	$160

Supplemental disclosure of cash flow activities:
Increase in accrued liabilities incurred due to acquisition of assets	$—	$476
Purchase price adjustment	771	—
See Report of Independent Registered Public Accounting Firm.

SEABRIGHT INSURANCE HOLDINGS, INC.
SCHEDULE IV— REINSURANCE

					Percent of
		Ceded to	Assumed		Amount
		Other	from Other		Assumed
	Direct	Companies	Companies	Net	to Net

Year ended December 31, 2004:
Premiums	$134,520	$16,067	$1,162	$119,615	1.0%
Three Months ended December 31, 2003:
Premiums	22,154	2,759	—	19,395	—
See Report of Independent Registered Public Accounting Firm

SEABRIGHT INSURANCE HOLDINGS, INC.
SCHEDULE VI— SUPPLEMENTAL INFORMATION CONCERNING
INSURANCE OPERATIONS

Loss and Loss
						Adjustment		Amorti-	Paid
		Unpaid				Expenses Incurred		zation of	Loss and
	Deferred	Loss and			Net	Related to		Deferred	Loss
	Policy	Loss	Net	Net	Invest-			Policy	Adjust-
	Acquisition	Adjustment	Unearned	Earned	ment	Current	Prior	Acquisition	ment	Premiums
	Costs, Net	Expense	Premium	Premium	Income	Year	Year	Costs	Expenses	Written

Year ended December 31, 2004	$7,588	$68,228	$62,372	$77,960	$2,501	$53,594	$66	$9,985	$17,120	$135,682
Three Months Ended December 31, 2003	1,936	29,733	16,262	3,134	309	3,024	—	322	2,950	22,154
See Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
SeaBright Insurance Holdings, Inc.:
      Under date of September 14, 2004, we reported on the combined balance sheet of the Predecessor as of December 31, 2002, and the related combined statements of operations, changes in stockholder’s equity and comprehensive income, and cash flows for the nine months ended September 30, 2003 and for the years ended December 31, 2002 and 2001 which are included in the prospectus. In connection with our audits of the aforementioned combined financial statements, we also audited the related combined financial statement schedules in the registration statement. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.
      In our opinion, such financial statement schedules, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
      As discussed in Notes 2 (i) and 17 to the combined financial statements, effective January 1, 2002, the Predecessor adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ KPMG LLP
Seattle, WA
September 14, 2004

PREDECESSOR
SCHEDULE IV— REINSURANCE

			Assumed		Percentage of
		Ceded to	from		Amount
		Other	Other		Assumed
	Direct	Companies	Companies	Net	to Net

	(in thousands)
Nine Months Ended September 30, 2003
Premiums	$68,402	$4,078	$2,315	$66,639	3%
Year Ended December 31, 2002
Premiums	94,407	86,983	11,643	19,067	61%
Year Ended December 31, 2001
Premiums	65,634	59,509	7,559	13,684	55%
See Report of Independent Registered Public Accounting Firm

PREDECESSOR
SCHEDULE VI—SUPPLEMENTAL INFORMATION CONCERNING
INSURANCE OPERATIONS

		Unpaid Loss				Loss and
		and Loss				Loss		Amortization
	Deferred	Adjustment				Adjustment		of Deferred	Paid Loss
	Policy	Expense			Investment	Expenses		Policy	and Loss
	Acquisition	Adjustment	Unearned	Premiums	Income,	Current	Prior	Acquisition	Adjustment	Premiums
	Costs, Net	Expense	Premiums	Earned	Net	Year	Year	Costs	Expenses	Written

	(in thousands)
As of and for the period ended:
Nine Months Ended September 30, 2003	$4,313	$161,538	$40,657	$36,916	$1,735	$26,895	$(1,500)	$3,797	$7,989	$68,402
December 31, 2002	1,422	153,469	47,604	17,058	3,438	13,324	(8,332)	1,574	2,227	94,407
December 31, 2001	903	166,342	34,918	12,638	3,388	9,656	(1,192)	1,845	6,269	65,634
See Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of SeaBright Insurance Holdings, Inc. (incorporated by reference to the Company’s Form S-8 Registration Statement (File No. 333-123319), filed March 15, 2005)

3.2	Amended and Restated By-laws of SeaBright Insurance Holdings, Inc. (incorporated by reference to the Company’s Form S-8 Registration Statement (File No. 333-123319), filed March 15, 2005)

4.1	Specimen Common Stock Certificate (incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed November 22, 2004)

4.2	Indenture dated as of May 26, 2004 by and between SeaBright Insurance Company and Wilmington Trust Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

5.1	Opinion of Kirkland & Ellis LLP**

10.1	Employment Agreement, dated as of September 30, 2003, by and between SeaBright Insurance Company and John G. Pasqualetto (incorporated by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed November 1, 2004)

10.2	Employment Agreement, dated as of September 30, 2003, by and between SeaBright Insurance Company and Richard J. Gergasko (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.3	Employment Agreement, dated as of September 30, 2003, by and between SeaBright Insurance Company and Joseph S. De Vita (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.4	Employment Agreement, dated as of September 30, 2003, by and between SeaBright Insurance Company and Richard W. Seelinger (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.5	Employment Agreement, dated as of September 30, 2003, by and between SeaBright Insurance Company and Jeffrey C. Wanamaker (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.6	Employment Agreement, dated as of March 31, 2005, by and between SeaBright Insurance Company and Debra Drue Wax (incorporated by reference to the Company’s Current Report on Form 8-K, filed April 5, 2005)

10.7	Amended and Restated 2003 Stock Option Plan (incorporated by reference to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed December 8, 2004)

10.8	2005 Long-Term Equity Incentive Plan (incorporated by reference to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed January 3, 2005)

10.9	Purchase Agreement, dated as of July 14, 2003, by and among Insurance Holdings, Inc., Kemper Employers Group, Inc., Lumbermens Mutual Casualty Company and Pacific Eagle Insurance Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.10	Amendment Letter to Purchase Agreement, dated as of July 30, 2003, by and among Insurance Holdings, Inc., Kemper Employers Group, Inc., Lumbermens Mutual Casualty Company, Eagle Pacific Insurance Company and Pacific Eagle Insurance Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

Exhibit
Number	Description

10.11	Amendment Letter to Purchase Agreement, dated as of September 15, 2003, by and among SeaBright Insurance Holdings, Inc., Kemper Employers Group, Inc., Lumbermens Mutual Casualty Company, Eagle Pacific Insurance Company and Pacific Eagle Insurance Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.12	Escrow Agreement, dated as of September 30, 2003, by and among Wells Fargo Bank Minnesota, National Association, SeaBright Insurance Holdings, Inc. and Kemper Employers Group, Inc. (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.13	Adverse Development Excess of Loss Reinsurance Agreement, dated as of September 30, 2004, between Lumbermens Mutual Casualty Company and Kemper Employers Insurance Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.14	Amended and Restated Reinsurance Trust Agreement dated as of February 29, 2004 by and among Lumbermens Mutual Casualty Company and SeaBright Insurance Company (incorporated by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed November 1, 2004)

10.15	Commutation Agreement, dated as of September 30, 2003, by and between Kemper Employers Insurance Company and Lumbermens Mutual Casualty Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.16	Administrative Services Agreement dated as of September 30, 2003 by and among Kemper Employers Insurance Company, Eagle Pacific Insurance Company and Pacific Eagle Insurance Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.17	Administrative Services Agreement dated as of September 30, 2003 by and among Kemper Employers Insurance Company and Lumbermens Mutual Casualty Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.18	Claims Administration Services Agreement dated as of September 30, 2003 by and among Kemper Employers Insurance Company, Eagle Pacific Insurance Company and Pacific Eagle Insurance Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.19	Side Letter dated as of September 29, 2003 by and among SeaBright Insurance Holdings, Inc., Kemper Employers Group, Inc., Lumbermens Mutual Casualty Company, Eagle Pacific Insurance Company and Pacific Eagle Insurance Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.20	Amendment to Employment Agreement by and between SeaBright Insurance Company and John G. Pasqualetto (incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed November 22, 2004)

10.21	Stock Purchase Agreement dated as of September 30, 2003 by and among SeaBright Insurance Holdings, Inc. and the persons listed on the schedule of purchases thereto (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.22	Registration Agreement dated as of September 30, 2003, by and among SeaBright Insurance Holdings, Inc. and the persons identified on the schedule of investors attached thereto (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.23	Executive Stock Agreement dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and John Pasqualetto (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

Exhibit
Number	Description

10.24	Executive Stock Agreement dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and Richard J. Gergasko (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.25	Executive Stock Agreement dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and Joseph De Vita (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.26	Executive Stock Agreement dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and Richard Seelinger (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.27	Executive Stock Agreement dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and Jeffrey C. Wanamaker (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.28	Executive Stock Agreement dated as of June 30, 2004 by and between SeaBright Insurance Holdings, Inc. and Chris Engstrom (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.29	Executive Stock Agreement dated as of June 30, 2004 by and between SeaBright Insurance Holdings, Inc. and James Louden Borland III (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.30	Stock Purchase Agreement dated as of June 30, 2004 by and between SeaBright Insurance Holdings, Inc. and each of the purchasers named therein (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.31	Form of Incentive Stock Option Agreement (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

10.32	Tax and Expense Sharing Agreement dated as of March 12, 2004 by and among SeaBright Insurance Holdings, Inc., SeaBright Insurance Company and PointSure Insurance Services, Inc. (incorporated by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed November 1, 2004)

10.33	Workers’ Compensation and Employers’ Liability $500,000 Excess $500,000 Excess of Loss Reinsurance Contract effective as of October 1, 2005 by and between SeaBright Insurance Company and the Reinsurers identified therein**

10.34	Workers’ Compensation and Employers’ Liability $4,000,000 Excess of $1,000,000 Per Occurrence Excess of Loss Reinsurance Contract effective as of October 1, 2005 by and between SeaBright Insurance Company and the Reinsurers identified therein**

10.35	Workers’ Compensation and Employers’ Liability $5,000,000 Excess $5,000,000 Per Occurrence Excess of Loss Reinsurance Contract effective as of October 1, 2005 by and between SeaBright Insurance Company and the Reinsurers identified therein**

10.36	Workers’ Compensation and Employers’ Liability $40,000,000 Excess of $10,000,000 Per Occurrence Excess of Loss Reinsurance Contract effective as of October 1, 2005 by and between SeaBright Insurance Company and the Reinsurers identified therein**

10.37	Agency Services Agreement effective as of October 1, 2003 by and between SeaBright Insurance Company and PointSure Insurance Services, Inc. (incorporated by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed November 1, 2004)

10.38	Floating Rate Surplus Note dated May 26, 2004 from SeaBright Insurance Company to Wilmington Trust Company, as trustee, for $12,000,000 (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

Exhibit
Number	Description

10.39	Side Letter dated as of September 28, 2004 by and among SeaBright Insurance Holdings, Inc., SeaBright Insurance Company and Lumbermens Mutual Casualty Company (incorporated by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed November 1, 2004)

10.40	Form of Stock Option Award Agreement for awards granted under 2005 Long-Term Equity Incentive Plan (incorporated by reference to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed January 3, 2005)

10.41	Form of restricted stock grant agreement for grants under the 2005 Long-Term Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K, filed March 28, 2005)

10.42	SeaBright Insurance Holdings, Inc. Bonus Plan 2005 (incorporated by reference to the Company’s Current Report on Form 8-K, filed November 3, 2005)

21.1	Subsidiaries of the registrant (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-119111), filed September 17, 2004)

23.1	Consent of KPMG LLP***

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)**

24.1	Power of Attorney (included in signature page)**

*	To be filed by amendment.

**	Previously filed.

***	Filed herewith.